Form 20-F
period 2002-12-31
QSOUND LABS INC
filed 2003-05-20
CIK 840518

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from to .

Commission File Number: 0-7212

QSOUND LABS, INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

#400, 3115 – 12th Street N.E.
Calgary, Alberta
T2E 7J2
CANADA
Tel (403) 291-2492
Fax (403) 250-1521

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares - without nominal or par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares at December 31, 2001:   7,156,074

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                   No  ☐

Indicate by check mark which financial statement item the registrant has elect to follow.

Item 17  ☒             Item 18  ☐

TABLE OF CONTENTS

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
A. Directors and Senior Management
B. Advisors
C. Auditors
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A. Offer Statistics
B. Method and Expected Timetable
ITEM 3. KEY INFORMATION
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons For the Offer and Use of Proceeds
D. Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Results of Operations
B. Liquidity and Capital Resources
C. Research and Development
D. Trends
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
B. Compensation
Options Grants During the Most Recently Completed Financial Year
C. Board Practices
D. Employees
E. Share Ownership
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
B. Significant Changes
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statements by Experts
H. Documents on display
I. Subsidiary Information

Note:  All references to dollar amounts in this annual report are stated in United States Dollars unless otherwise stated.  On July 9, 2001 our shareholders approved a one-for-four share consolidation. Unless otherwise indicated, all share and option figures in this annual report have been adjusted retroactively to reflect the share consolidation.

The terms “QSound”, “our company”, “the company”, “we”, “us” and “our” as used in this annual report on Form 20-F (this “annual report”) refer to QSound Labs, Inc. and its subsidiaries, including QSound Ltd., QCommerce Inc. and QTelNet Inc., as a combined entity, except where the context requires otherwise.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements reflecting management’s current expectations. These statements relate to our future plans, objectives, expectations and intentions. We use words such as “may”, “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “future,” and other similar expressions to identify forward-looking statements.  These forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could contribute to differences include, but are not limited to, those discussed in Item 3.D, entitled “Risk Factors”, and elsewhere in this annual report. The information contained in this annual report is accurate only as of the date of this annual report and we assume no obligation to update the forward looking information to reflect actual results or changes in the factors affecting the forward-looking information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Not Applicable.

B. Advisors

Not Applicable.

C. Auditors

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not Applicable.

B. Method and Expected Timetable

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following table sets forth certain selected consolidated financial information with respect to QSound for the periods indicated.  It should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and our Consolidated Financial Statements.

The selected data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2002, are derived from the consolidated financial statements of QSound and its subsidiaries, which financial statements have been audited by KPMG LLP, independent auditors.  The consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, and the report thereon, are included elsewhere in this report.  These financial statements have been prepared in accordance with generally accepted accounting principles in Canada which, except as indicated in Note 15. to the Consolidated Financial Statements, are also, in all material respects, in accordance with generally accepted accounting principles in the United States.  The financial statements have been audited in accordance with both Canadian and United States Generally Accepted Auditing Standards.

The selected financial data presented below has been prepared in accordance with generally accepted accounting principles in the United States.

Selected Financial Data
Years ended December 31, 2002, 2001, 2000, 1999, and 1998
(Under United States GAAP in United States Dollars)

	2002	2001	2000	1999	1998
Revenue:
Royalties, license fees and product sales	$4,224,311	$3,025,994	$4,469,002	$3,625,623	$2,125,372
Cost of product sales	(271,530)	(91,438)	(208,298)	(359,613)	(283,352)
	3,952,781	2,934,556	4,260,704	3,266,010	1,842,020
Expenses:
Marketing	895,820	1,074,139	1,360,698	1,630,674	1,301,990
Operations	235,201	275,077	375,000	—	—
Product research and development	643,524	951,017	1,610,436	1,444,389	1,292,313
Administration	506,028	597,685	802,582	557,402	454,482
	2,280,573	2,897,918	4,148,716	3,632,465	3,048,785

Operating profit (loss)	1,672,208	36,638	111,988	(366,455)	(1,206,765)

Depreciation and amortization	(382,662)	(831,193)	(1,135,054)	(543,728)	(262,815)
Impairment of assets	(100,000)	—	(5,163,504)	—	—
Funding past service pension costs	(55,189)	—	—	—	—
Write-down of investments	—	(8,300)	(1,515,568)	—	—
Write-off of acquired in-process research and development	—	—	—	(1,489,460)	—
Interest and other income	29,833	73,568	154,787	73,116	93,664
Gain (loss) on sale of capital assets	740	6,492	(34,634)	23,714	150,889
Gain on sale of investments	—	24,327	—	—	—
Estimated fair value of options	—	—	—	(9,629)	—
Other	(35,978)	(34,442)	(225,048)	—	—
Interest on long-term debt	—	—	—	—	(12,382)
	(543,256)	(769,548)	(7,919,020)	(1,945,987)	(30,644)

Net income (loss) for the year	1,128,952	(732,910)	(7,807,032)	(2,312,442)	(1,237,409)
Deficit, beginning of year	(39,401,001)	(38,668,091)	(30,861,059)	(28,548,617)	(27,215,963)
Repurchase of common shares	—	—	—	—	(95,245)

Deficit, end of year	$(38,272,049)	$(39,401,001)	$(38,668,091)	$(30,861,059)	$(28,548,617)

Comprehensive income (loss)	$1,128,952	$(580,976)	$(7,588,075)	$(2,683,342)	$(1,237,409)

Income (loss) per common share, basic	$0.16	$(0.10)	$(1.10)	$(0.19)	$(0.21)
Income (loss) per common share, diluted	$0.15	$(0.10)	$(1.10)	$(0.19)	$(0.21)

Total assets	$7,271,766	$5,966,007	$7,576,884	$10,101,243	$4,799,937

Net assets	$6,930,361	$5,652,999	$6,664,766	$8,605,562	$4,583,445

Share capital – preferred shares	$—	$—	$—	$—	$—
Share capital – common shares	$44,088,094	$43,939,684	$45,479,152	$39,837,521	$33,141,690
Contributed surplus	$1,114,316	$1,114,316	$5,648	$—	$—
Share capital – common shares issued and outstanding	7,156,074	7,085,574	7,383,014	6,666,925	6,004,497

The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the year) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 1998 to April 24, 2003 based on the closing rates of the Bank of Canada were as follows:

At April 24, 2003 the exchange rate was U.S. $0.6871 per CDN. $1.00

	Month End	High	Low

March 2003	0.6813	0.6847	0.6689
February 2003	0.6739	0.6524	0.6742
January 2003	0.6572	0.6589	0.6338
December 2002	0.6339	0.6470	0.6329

	Year End	High	Low	Average

2002 Year	0.6339	0.6654	0.6179	0.6368
2001 Year	0.6278	0.6696	0.6237	0.6458
2000 Year	0.6669	0.6918	0.6510	0.6736
1999 Year	0.6929	0.6929	0.6618	0.6752
1998 Year	0.6522	0.7043	0.6376	0.6721

B.  Capitalization and Indebtedness

Not Applicable

C.  Reasons For the Offer and Use of Proceeds

Not Applicable

D.  Risk Factors

The following is a summary of certain risks and uncertainties which we face in our business. This summary is not meant to be exhaustive. These risk factors should be read in conjunction with other cautionary statements which we make in this annual report and in our other public reports, registration statements and public announcements. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly.

We may not maintain the level of profitability achieved in 2002 and we may be unable achieve or sustain profitability in the future.

Although we were profitable in 2002, we have a history of losses and there is no guarantee that we will be able to achieve or sustain profitability in the future. In 2002 we derived a substantial segment of our revenues from the North American portion of our hearing aid license, which expired in February, 2003. If we are not successful in increasing revenues from other sources, or if there is a material increase in our expenses, we may be unable to achieve profitability in the future. We cannot guarantee that we will increase sales of our products and technologies, or that we will successfully develop and market any additional products, or achieve or sustain future profitability, and we may have to rely on the sale of shares or on debt financings in the future.

General economic conditions have and may continue to negatively affect our audio customers’ businesses.

The current downturn in the economy has resulted in decreased consumer demand for PC and consumer electronics, resulting in decreased business for our licensees.   In 2001 and 2002 we experienced revenue decreases from these licensees, and our 2003 revenues from these licensees may sustain further decreases.

The market price of our common shares has been and continues to be volatile.

The trading price of our common shares on the Nasdaq SmallCap Market has been and continues to be volatile.  During the twelve months ending on April 30, 2003 our stock price has ranged from a high of $2.280 to a low of $0.530.  The market price may be affected by announcements of, among other things, new products by our competitors, fluctuations in our operating results, assertions of intellectual property infringement made by us against third parties or by third parties against us and changes in our financial position.

To succeed in the audio industry we must be able to identify emerging technological and market trends, to enhance our existing technologies and develop new technologies, and to achieve and maintain wide distribution of our products.  If we are not successful we will be unable to become profitable in this industry.

The audio industry is characterized by a number of factors including:

•      rapid technological changes

•      short technology and product life cycles

•      escalating pressure to provide improved audio solutions at increasingly lower prices

•      frequent introduction of new technologies and products

•      development of audio enhancement technologies in-house by potential customers

It is important for us to be able to identify emerging trends in the PC multimedia, consumer electronic and Internet audio environments, and to enhance our existing technologies and develop new technologies and products to meet these continually changing market requirements. The development of our products and technologies must continue to focus on technological superiority over the offerings of our competitors while meeting the needs of our customers and potential customers, including competitive pricing and expeditious completion of development. Additionally, there must be sufficient consumer interest in and demand for enhanced audio to motivate our customers to use our products and technologies in their offerings.  If we do not continue to develop premium new technologies and products timely and cost effectively, we will not be able to achieve profitability in the audio industry.

Our success in the audio industry depends upon the performance of our licensees and customers.

Most of our revenues in the audio business are derived from, and we are dependent upon the performance of, our licensees, customers and partners. Factors that contribute to performance of these licensees, customers and partners include, among others:

•      end-user demand for their products

•      timeliness, quality and pricing of their products

•      success or failure of their distribution and commercialization efforts

•      adoption of new business models

•      competition in their markets

•      manufacturing uncertainties

•      general or regional economic conditions

As a consequence of the effect that these and similar factors may have on our licensees, customers and partners, we may from time to time experience significant fluctuations in our revenues.

Our audio industry revenues come from a limited number of accounts and a significant change in the performance of these accounts may have a material effect on our revenues.

The sources of our audio industry revenues are limited in number and a reduction in the performance, or expiration or termination, of any of these accounts, or the securing of a new account of similar size, would have a material effect on our revenues.  Although we continue to make efforts aimed at broadening our revenue sources, there is no assurance that we will be successful in acquiring new accounts or business relationships.

Our e-commerce offerings may not keep pace with evolving e-commerce industry standards, business models and customer needs, and we may be unable to expand our merchant base.

The electronic commerce industry is characterized by a number of factors including:

•      very rapid technological advances

•      rapidly evolving industry standards, business models and customer needs

•      low barriers to entry and large numbers of new entrants

•      acquisitions and consolidation by larger, well-financed e-commerce service providers

As new technologies are developed and introduced our e-commerce products may become less attractive to small business merchants. Existing and new competitors entering the market may offer their products and services at reduced prices and we may have to adjust our prices accordingly. We acquire new merchants primarily through acquisitions, and we face competition for acquisition targets from larger competitors.

Our success in the electronic commerce industry depends on the continued successful growth of this industry.  If the Internet does not continue to be a widely accepted vehicle for commerce, or if the Internet continues to experience rapid growth which cannot be supported, our business will suffer.

Our electronic commerce business depends on the continued growth of this industry and continued acceptance of the Internet by consumers and merchants as an effective means of conducting business.  The rapid growth of electronic commerce is a recent development and there is no certainty that the Internet will continue to develop and attract sufficient numbers of consumers and merchants to become an alternative to traditional methods of commerce. If the Internet continues to grow and attract significant new users, existing infrastructure may not be capable of supporting the increased activity.  Our business will suffer if the Internet does not become a widely accepted vehicle of commerce or if rapid growth is not supported by new technological advances.

System defects, failures, breaches of security or terrorist attacks could disrupt our electronic commerce business.

Our systems are vulnerable to interruptions of our hosting services resulting from factors including software or hardware defects, telecommunications failures, capacity limitations, fire and power losses, breaches of security terrorist attacks and vandalism.  The occurrence of any of these events could cause service interruptions and could result in damage to our reputation and loss of merchant accounts.

Acquisition of our IP telephony assets exposes us to risks associated with product and business development.

Our IP telephony business requires allocation of financial and personnel resources, hiring and training of new personnel, and effective and timely integration with our existing operations.  If we do not manage and allocate our resources successfully, our existing businesses may suffer. There is no assurance we will be able to successfully market and sell our IP telephony products and technologies, or operate this business profitably.

Our IP telephony technologies are subject to obsolescence from rapid technological advances and to reliance on third party licenses.

The IP telephony industry is characterized by rapid technological advances, evolving industry standards and  frequent new product introductions. Unless we continue development and improvement of our products and technologies we may be unable to achieve success in this industry.  There is no assurance that revenues will increase to offset new product development costs. We use technologies licensed from third parties in our IP telephony products and we may be unable to license these technologies on favorable terms.

Our business will suffer if we fail to compete effectively with our competitors.

Each of the industries in which we engage is intensely competitive.  In these industries we have competitors who have technologies and products that are similar to ours and compete directly with us.  Some of these competitors are large, established companies with significantly greater resources than we have. More specifically:

•                  audio industry: Our major competitors in audio enhancement are Sensaura Ltd. which concentrates on the PC multimedia market; Dolby, SRS Labs, Inc. and Spatializer Audio Laboratories, Inc. which compete with us primarily in the consumer electronics market; DFX which focuses on audio enhancement software plug-ins for Internet media players; and Lake Technology Limited, which is our principal competitor in the headphone audio enhancement area. We also compete with Dolby and SRS in the multi-channel home theatre market.

•                  electronic commerce industry: We face many competitors in the electronic commerce industry and the number of companies providing products and services similar to ours is increasing at a rapid rate. Examples of competitors are Bigstep, Network Commerce Inc., Imergent, Yahoo, Microsoft and Verisign. These companies sell products and services similar to those we offer, including building Internet-based electronic storefronts, hosting merchant sites and providing marketing services.

•                  IP telephony industry: We face significant competition in the IP telephony business, including from much larger and established companies such as Multi-Tech, SpectraLink, Cisco, Polycom, Avaya, Alcatel, 3Com and Nortel Networks.  We expect competition to remain intense as existing communications companies enter into and new entrants emerge in this market.

Our products and technologies are based on our intellectual property.  If we fail to adequately protect our intellectual property our business will suffer, and if we are sued for infringement by a third party we will incur significant legal expenses.

Our success depends largely on our ability to protect our proprietary technologies and to keep infringers from using and marketing our technologies.  We rely upon U.S. and international patent, copyright, trade secret and trademark laws to protect our intellectual property. We also rely on contractual obligations such as non-disclosure agreements.  Despite our efforts, third parties may copy our technologies and we may be unable to prevent the sale of infringing products.  Also, third parties may successfully develop products which compete with our products and which do not infringe our intellectual property rights.  In addition, third parties may successfully assert that our technologies and products infringe their products and that our patents are invalid. Our business will suffer if we are not successful in defending our intellectual property, and we will incur significant legal expenses if we must defend third party infringement claims.

If we experience rapid growth and do not manage it effectively our business and financial results will suffer.

If our technologies and products achieve wide acceptance we may experience rapid growth. We may have to hire more employees including additional management, improve our financial and control systems, and expand and manage our technical, sales and support services operations.  We would need increased revenues and/or additional funding to operate these increased activities.  If we do not manage our growth effectively our business and financial results will suffer.

We depend on key employees and our business may suffer if we are not able to keep these employees or hire and train replacements.

Our success depends on the skills, experience and performance of our senior management and certain other key personnel.  We do not carry key personnel insurance on these employees. Experienced management and highly skilled engineers and software programmers are critical to the success of our business. We could suffer adverse effects if we are unable to successfully retain our key personnel, or hire and train suitable replacements.

We are incorporated in Alberta, Canada, some of our directors and officers live in Canada, and most of our assets are in Canada, and investors may have difficulty starting legal claims and enforcing judgments against us and our directors and officers.

We are incorporated in the Province of Alberta, Canada.  Certain of our directors and officers live in Canada, and most of our assets, and the assets of those officers and directors, are located in Canada.  As a result, it may be difficult for investors to effect service of legal process within the United States upon directors and officers who are not United States residents. Also, there is uncertainty as to the enforceability in Canada, in original actions or for enforcement of judgments of U.S. courts, of civil liabilities predicated upon U.S. federal or state securities laws.

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company

QSound Labs, Inc. was reincorporated on July 10, 1990 in the province of Alberta, Canada under the Business Corporations Act of Alberta, by way of continuance from the province of British Columbia where QSound incorporated on December 6, 1968.  We changed our name from Archer Communications Inc. to QSound Labs, Inc. on June 28, 1993. The address of our registered office is Suite 400 – 3115 12th Street NE, Calgary, Alberta, Canada T2E 7J2 and the telephone number is (403) 291-2492.

Since 1988 QSound’s main focus is development, licensing and distribution of audio enhancement algorithms and software to the personal computer, consumer electronic and entertainment industries. In 2002 we introduced our latest software audio engine (QVE) to complement our core audio enhancement technologies and in 2003 we refined the audio engine and introduced an optimized version for the growing mobile and hand-held devices markets. Also in 2003 we expanded our scope of activities through the addition of Internet telephony technologies that were acquired and are operated through our subsidiary QTelNet Inc.  Since 1999 our subsidiary QCommerce Inc. provides e-commerce enabling services to small business merchants.

Capital Expenditures

Our principal capital expenditures for each of fiscal year 2002, 2001, and 2000 are detailed in the table below:

	2002	2001	2000
Sound source and control equipment	$6,060	$43	$9,919
Furniture and fixtures	—	2,553	789
Computer equipment	52,435	34,546	31,780
Software and production tooling	138,150	134,418	683,750
Patents and trademarks	52,436	44,730	62,254
Total	$249,081	$216,290	$788,492

In fiscal 2002 our divestitures consisted of computer equipment with a net book value of nil. In fiscal 2001 our divestitures consisted of furniture and fixtures with a cost of $2,000.  Software and production tooling of $383,750 that was allowed for in fiscal 2000 as part of the impairment of assets charge was removed from the capital asset cost base in 2001.  In fiscal 2000 our divestitures consisted of furniture and fixtures with a cost of $27,895.  There were no divestitures in fiscal 1999.

B.  Business Overview

QSound was engaged in two business segments in 2002:

a) Audio Business Segment QSound develops, markets and distributes multimedia software solutions and licenses algorithms based on its patented, proprietary audio technology portfolio. Revenues are generated by licensing to original equipment manufacturers (“OEM’s”) and chip manufacturers in the computer multimedia, consumer electronics and health care industries and by selling downloadable software products, through third parties and directly, to consumers over the Internet.

b) E-commerce Business Segment Our wholly owned Washington subsidiary QCommerce Inc. provides electronic commerce services that enable electronic commerce for small businesses (eSolutions™). QCommerce eSolutions provide Web merchants with all of the tools necessary to set up and operate an on-line store, and with marketing and advertising services to drive targeted traffic to the store.

Audio Business Segment

QSound is a world leader in the development, marketing and distribution of audio enhancement and audio synthesis technologies, and audio engines. The QSOUND® portfolio of proprietary technologies includes a complete suite of virtual audio, reverberation, synthesis and enhancement algorithms as well as all of the components required to create custom software audio engines, namely, a music synthesiser, a digital audio playback engine, a sample rate converter and a mixer.

We derive our audio business revenues principally from:

•                  licensing of QSOUND technologies to semiconductor companies, PC multimedia and consumer electronics OEM’s, and until February 2003, our hearing aid license; and

•                  sales of downloadable software products over the Internet through third parties.

QSOUND Portfolio of Technologies

Since 1988, we have been engaged in the development and upgrading of a complete suite of proprietary technologies to cover all aspects of enhanced audio and audio synthesis requirements in the multimedia computer, consumer electronics and entertainment industries. Additionally, during this time we developed algorithms for use in digital hearing aids.  The QSOUND portfolio consists of:

•                  Software Engines

microQ™:  microQ is a modular and scalable software digital audio engine providing functions such as polyphonic ringtones, game sound, music playback and recording for portable and embedded applications in the growing hand-held and mobile devices markets.  microQ offers a highly flexible modular architecture, a small memory footprint and support for industry standard (linear and compressed) content formats.  microQ’s core components consist of a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, a multi-channel stereo mixer and a sample rate convertor.

QVE™:   The QSound Virtual Engine (“QVE”) is a scalable software audio engine for PCs, soundboards and other digital devices. QVE provides synthesis and digital audio playback for entertainment audio applications, and is a platform for incorporating all of the proprietary algorithms described below.

QMixer™:  QMixer is a high-performance audio mixer targeted at game developers. QMixer adds 3D speaker or headphone audio to regular stereo sound cards and also takes advantage of available DirectSound®3D and EAX™-compatible acceleration hardware. QMixer uses low CPU overhead and includes advanced resource management to dynamically distribute the rendering duties between hardware and software.

•                  3D Audio Algorithms

Q3D™:  Q3D 2.0 is our interactive sound positioning technology, which places multiple individual sounds in specific locations outside of the bounds of stereo speakers and headphones, and positions sound with equal effectiveness via multiple speaker systems.  Q3D 2.0 also includes QSound Environmental Modeling™ (QEM™), a reverberation engine which is compatible with the Environmental Audio Extensions™ (EAX™) API from Creative Labs, Inc.

QSURROUND™:  QSURROUND creates virtual surround sound for audio played back over two speaker and headphone entertainment systems.  QSURROUND has been developed by QSound to take advantage of the DVD format and the digital broadcast format, both of which have become standards for music, video game and movie playback. Using QSURROUND, decoded Dolby Digital, Dolby ProLogic® and MPEG2 multi-channel audio streams can be played back over only two speakers, while maintaining the illusion of a multi-speaker system through creation of phantom or “virtual” speakers or headphones, eliminating the need for additional speakers. Dolby Digital and MPEG2 are the current audio standards for DVD based personal computers and home entertainment systems. QSURROUND has been certified by Dolby Laboratories for use with Dolby Digital and ProLogic.

QXPANDER™:  QXPANDER processes existing pre-mixed stereo material to provide 3D enhancement for audio played back over traditional two speaker or headphone stereo.

QMDV™:  QSOUND Matrix Surround Decoder/Virtualizer (“QMDV”), a superset of QXPANDER, decodes stereo audio material which has been encoded using matrix surround encoding such as Dolby Surround, and virtualizes the decoded material to create a multiple speaker surround effect when the material is played back over stereo speakers.  For three speaker systems, a centre channel output is available.

•                  Synthesis Algorithms

QSURROUND 5.1/QMSS™:   QSURROUND 5.1 and QSOUND Multiple Speaker System (“QMSS”) process stereo audio material including regular stereo content and decoded surround content downmixed to two channels from sources such as Dolby Surround®, Dolby Digital (AC3), DTS® and MPEG2 and “steer” acoustic images to create a distinctly different output for each speaker in multiple-speaker systems.

QIMMERSION™:  QIMMERSION is a superset of QMSS (four-channel) optimized for playback over a combination of stereo speakers and headphones.

QSIZZLE™:   QSIZZLE is a virtual, adjustable treble feature that allows the listener to adjust the treble level.

QRUMBLE™:   QRUMBLE is a virtual, fully adjustable bass boost that creates dynamic bass effects set to the listener’s preference.

•                  Effects Algorithms

QVERB™:   QVERB is a reverb feature that allows the listener to choose from a selection of adjustable listening environments, such as hall, theatre and stadium.

QBASS™:    QBASS is a fully adjustable bass boost feature that allows the listener to optimize bass levels to the listener’s preference.

•                  Other

Hearing Aid Technology:  QSound Labs and its joint venture partner the House Ear Institute, a leading hearing research institute based in Los Angeles, (collectively “HEAR”), have developed digital hearing aid technologies that enable sounds to be processed to meet individual needs.  HEAR’s technologies reduce feedback, enable automatic adjustments to changing levels of sound, and enhance directional hearing capacity.

Licensing

We license QSOUND technologies to semiconductor companies, which manufacture and sell QSOUND enhanced chips to PC multimedia and consumer electronics OEM’s. In certain instances we also have the right to purchase and resell these chips to OEM’s.  We also license these technologies directly to OEM’s in the PC and consumer electronics industries, and to a hearing aid manufacturer.

QSOUND technologies are shipped in:

•                  PC’s and PC peripherals including sound cards, speakers and monitors

•                  stereo systems

•                  MP3 players

•                  home theatre systems, TV’s and VCR’s

•                  DVD players

•                  amplified and USB speakers

•                  video games

Licenses with semiconductor companies and OEM’s are negotiated on an individual basis. Certain semiconductor licensees pay royalties directly to us, and in other cases OEM’s pay royalties to us when they purchase QSOUND-enhanced chips.  Some of our license agreements provide for per-unit payments and others are on a fixed periodic payment or lump sum payment basis. Included as part of the license are provisions dictating the terms for use of QSound trademarks and logos with respect to packaging, the product and user manuals. The agreements do not have volume requirements and may be terminated by the licensees or QSound without a prescribed financial penalty.

The following is a partial list of OEM’s whose products include QSOUND technologies:

Addonics

AIWA

Amstrad International Ltd.

Arts Electronics Co. Ltd.

Atherton

AudioVox

Best Union

Cawa Industrial

ChangHong Electronics

CHIC

Digital Science

Esonic

Fidek

Fujitsu

Grow-Up Electronics

HIS

Hoontech

iLab

InterVideo

Jadestar

Jaton

Leaderwave

Lu Kee Electronics

M & T International

Maltagroup

Masco Digital

Matsushita

Micron

Nanaha Saga

Panasonic

Philips

RCA

Sanrupid Electronics

Sanyo

Go-Video

Shark

Sharp

Shenzhen Fenda

Shenzhen Lasonic

Shuttle

SoundForce

Starlite Electronics

Toshiba

VideoLogic

Vtrek Electric

Warpspeed

Yusan Industrial

Zoltrix

Jointek

Our DSP semiconductor licensees include:

AKM

Cirrus Logic

MediaTek

Motorola

NEC

Philips Semiconductor

Samsung

Texas Instruments

TVIA

Zoran

In March, 2002 we entered into a three year joint development agreement with Royal Philips Electronics, one of the world’s largest electronics companies, to produce digital audio solutions for the multi-channel sound card market and other consumer electronic products. Under this agreement Philips is the exclusive manufacturer of soundcards that include our QVE soft audio engine, and to date Philips’ has released Acoustic Edge, Seismic Edge, Sonic Edge and Dynamic Edge soundcards featuring QSound-enabled SoundAgent2. Additionally, under the agreement Philips has the right of first refusal to develop, manufacture and distribute QMSS based products. In September, 2002 Philips paid an upfront fee creditable against future royalties, and has agreed to pay ongoing royalties.  We also granted to Philips 500,000 warrants exercisable at $1.04 per share which vested as to 250,000 warrants on each of September 25, 2002 and March 25, 2003, and a right of first refusal to acquire control of our company.

Our analog chip manufacturer licensees are Mitsumi Electric Co., Ltd., Mitsubishi Electric Corporation and Nippon Precision Circuits Inc. Mitsumi has the right to distribute QXPANDER chips in Japan, Europe and Asia and we distribute these chips in the rest of the world.  We have the right to distribute Mitsumi-manufactured QMDV chips world-wide.  Mitsubishi has the right to market and distribute QSOUND-enhanced chips world-wide except in China and Hong Kong, where we sell these chips.  NPC distributes QSOUND-enhanced chips to Japanese companies and we sell these chips to Japanese and non-Japanese companies.

Our previous business model included licensing of authoring tools consisting of QSOUND software and QSYSTEM hardware/software units, and our QMIXER software audio engine, for use in the entertainment industry. Video game developers that have licensed QSOUND include:

Accolade

Activision

Bullfrog Productions

Capcom

Codemaster Software

Electronic Arts U.S.

Electronic Arts UK

Fathom Pictures

Grolier

Imagitec

Intelligent Games

Interactive World Productions

Kuju Entertainment

Laurent Parent

Looking Glass Technologies

Microprose

Microsoft

Mindscape

Motion Factory

Overtime Sports

Philips Interactive

Remedy Entertainment

Simis Eidos

Singletrac

Softkey Multimedia

Sony

Psygnosis

Pumpkin Studios

Telstar

Electronics Studio

Velocity

Virgin Interactive

Virtual Adventures

In August 1999, Starkey Laboratories, Inc. introduced Cetera digital hearing aids that used HEAR’s binaural localization technology. Also, in 1999 Starkey, QSound and House Ear amended their license agreement to add royalties for non-Cetera digital hearing aids sold by Starkey.  The North American (excluding Mexico) portion of the license expired in February, 2003 and in the license for the rest of the world will expire in the third quarter of 2004. Currently, Starkey is shipping non-Cetera digital hearing aids.

Downloadable Software Products

QSound has several standalone software products as well as plug-in products for most media players and certain authoring tools. The majority of revenues to date have been derived from the plug-in products through distribution by third parties over the Internet.

We have an agreement for distribution of our iQfx® family of software products with RealNetworks Inc., a leader in media delivery on the Internet. The iQfx family enhances playback of content over all of RealNetworks’ media players. Our third generation iQfx3 plug-in is made exclusively for RealNetworks’ RealOne Player®. Since the 2002 introduction of the RealOne Player and the concurrent change in RealNetworks’ business model, revenues from sales of iQfx3 have decreased from past years’ levels. RealNetworks continues to sell iQfx3, and the changes in strategy are not reflective of iQfx3’s sales performance.

In  January, 2003 we introduced the iQms2 plug-in for Windows Media Player 9 Series for Windows XP, and in February, 2003 we released the QDVD plug-in for Intervideo’s popular DVD player, WinDVD.

QMAX™ II is our universal plug-in for Internet streaming audio, and works with any sound source, including Windows Media Player, WinAmp, WinAmp3, RealOne, RealPlayer, MediaJukeBox and Sonique.  QMAX II intercepts the audio player output and applies realtime processing to optimize speaker and headphone audio. We have also developed and distribute custom plug-ins for Microsoft Windows Media Player 9 Series, WinDVD, WinAmp, Linux platforms, MusicMatch and UltraPlayer.

AudioPix™ is a standalone software product that enables Web users to combine images with music to create their own personalized multimedia presentations for personal or business use.  A free version of AudioPix is included on Kodak Picture CD pursuant to a distribution agreement entered into in April, 2000 with the Eastman Kodak Company, and AudioPix Pro is certified “Kodak Picture Friendly” by Kodak. AudioPix and AudioPix Pro are available for purchase from our Web site www.audiopix.com.

We distribute our downloadable consumer software from our Web sites www.qsound.com and www.audiopix.com.

We distribute a suite of plug-in software modules for popular audio editing platforms.  Q3D sound positioning and QXPANDER audio enhancement modules are available for Digidesign’s® Pro Tools III® (QSYS/TDM™ and QX/TDM™) and for DirectX® compatible PC digital audio editors from Sound Forge, Sonic Foundry and Cakewalk (QTools/AX™). QCreator™ is a software application that allows users to add 3D audio effects to normal WAV or AIFF computer sound files.

E-commerce Business Segment

QCommerce provides electronic commerce enabling services to small businesses (eSolutions™). Our services include domain name registration, store set-up and hosting, merchant credit card account set-up, technical support services and marketing and advertising services to drive targeted traffic to the merchant’s site. QCommerce eSolutions do not require any software installation or download and merchants need only Internet access and a web browser to use these services.

QCommerce derives its revenues primarily from monthly service subscription fees paid by merchants for on-line storefront hosting and related services.

We offer the following products for use by our online merchants:

QCommerce Internet Store™ is a full-featured Internet-based storefront, shopping cart and transaction system that allows a merchant’s customers to browse products and purchase them using an optional on-line, real-time secure credit card authorization and verification system, or by manually downloading orders directly from Internet Store’s administration area. Internet Store’s robust database management system gives the merchant full control over administration processes including pricing data, accounting information and detailed customer order records.

emerchantPro™ user-friendly software products help small businesses build e-commerce web sites, catalog and sell their products or services online, process and ship orders, report on their web businesses and initiate live chats with customers to maximize sales.  Web sites can be up and running in minutes with professional and interactive results.

Choiceworld™.com shopping portal is an on-line shopping directory that drives targeted traffic to a merchant’s on-line store and makes shopping more convenient for consumers through expanded category listings, detailed site descriptors, and a product oriented search engine. Choiceworld.com is listed in many of LookSmart’s network of search engines, including msn.com,

altavista.com, about.com, and cnn.com. According to Media Metrix, the LookSmart network reaches 77%, or nearly four out of five, U.S. Internet users.

Acquisition of Internet Telephony Assets

In April, 2003 we acquired, through our wholly owned subsidiary QTelNet Inc., all of the assets of e-tel Corporation, consisting primarily of Internet telephony-enabling software, hardware inventory and trademark rights, for the purchase price of approximately $525,000 which was paid by way of cash and an offset of $500,000 against a secured claim in the principal amount of $500,000 owed by e-tel to QSound.

Internet telephony provides an alternative to using the conventional telephone system, or Public Switched Telephone Network (“PSTN”) for voice transmissions.  Using Voice over Internet Protocol (“VoIP”) technology to transmit voice data over the Internet bypasses the PSTN network and therefore eliminates long distance telephone charges.  QTelNet’s products consist of FreeRide™ gateways and telephones that are targeted to small businesses customers who can use their existing Internet connections to accomplish inter-office long distance communications with toll quality voice performance.  FreeRide products comply with H.323 protocol standards for Internet telephony and work with any analog telephone line. Currently, FreeRide products are certified by or for use with the following switches: Lucent (IP Imerge Centrex), Sprint PBX, Tadiron PBX and Telrad PBX.

QTelNet sells FreeRide products, primarily within North America, through a network of dealers that the company is in the process of establishing.

Revenues by Business Segment

In fiscal 2002, our revenues were $3,649,238 from the audio business segment and $575,073 from the e-commerce business segment.  In fiscal 2001, our revenues were $2,454,800 from the audio business segment and $571,194 from the e-commerce business segment.  In fiscal 2000, our revenues were $3,025,102 from the audio business segment and $1,443,900 from the e-commerce business segment.

Revenues by Geographic Market

Audio Business:  In 2002 product sales, royalty and licensing revenue came primarily from the United States. In 2000 and 2001 product sales revenue came primarily from the United States and license and royalty revenue was split between the United States and Asia.

E-commerce Business: Revenue for our e-commerce business segment has come primarily from the United States in 2000, 2001 and 2002.

Seasonality

We generally experience increased royalty revenues in our audio business segment in the second and third quarters for consumer electronics, hearing aids, and PC sales, all related to the Christmas shopping season. These sales activities decrease during the fourth and first quarters. In 2002 we did not experience any seasonal changes in our e-commerce business segment.  All revenue from e-commerce was subscription based, and this base remained relatively constant throughout the year. Overall, seasonality does not have a material effect on our business.

Marketing Channels

Our audio business segment sales and marketing activities are carried out by in-house employees and by representatives and agents in Asia that cover Japan, Hong Kong, China, Singapore, South Korea, Malaysia, Thailand, Philippines, India and Indonesia.  In addition, certain of our semiconductor licensees market and promote their QSOUND-enhanced products to third parties worldwide.  We distribute our downloadable software products through business partners, participants in our affiliate marketing program, and from our own web sites.

Our e-commerce business segment sales and marketing activities are carried on by our direct sales staff.

Since April, 2003, QTelNet sells FreeRide products, primarily within North America, through a network of dealers that the company is in the process of establishing. (See Acquisition of Internet Telephony Assets in Item 4. of this annual report.)

Intellectual Property

QSOUND technologies and products are covered by a variety of intellectual property protections which include patent, copyright, trade secret and trademark laws, and contractual obligations. However, there can be no assurance that competitors will not be able to produce non-infringing technologies, products or services, or that third parties will not assert infringement claims against us.

We hold fifteen patents in the United States, including four patents which cover the fundamental technology applicable to our Q3D positional audio, QSURROUND, and stereo enhancement technologies. In addition, three patents cover the binaural hearing aid technology developed by QSound Labs and the House Ear Institute.  At the date of this annual report, an additional four patent applications for QSOUND complementary and improved technologies have been filed and more applications are in progress.  Patent applications have been made in eighteen foreign countries and a number of foreign patents have been granted, including in Japan.

Our key trademarks, including QSOUND, QSURROUND and the stylized “Q” logo are registered in the United States and in various foreign countries. QSound Labs has filed trademark applications for many of its trademarks in the United States and internationally, and carries on a trademark protection program on an ongoing basis for new trademarks.

QCommerce’s e-commerce enabling technologies, including software developed for Internet Store, are covered by copyright and trade secret laws, and contractual obligations.

QTelNet’s VoIP software and technologies are covered by copyright and trade secret laws, and contractual obligations.  QTelNet’s products also include technologies that are licensed from third parties.

Competition

The audio, electronic commerce and IP telephony industries are intensely competitive.  We have competitors in these industries who have technologies and products that are similar to ours and compete directly with us.  Many of these competitors are large, established companies with significantly greater resources than we have. More specifically:

•                  audio industry: Our major competitors in audio enhancement are Sensaura Ltd. which concentrates on the PC multimedia market; Dolby, SRS Labs, Inc. and Spatializer Audio Laboratories, Inc. which compete with us primarily in the consumer electronics market; DFX which focuses on audio enhancement software plug-ins for Internet media players; and Lake Technology Limited, which is our principal competitor in the headphone audio enhancement area.  We also compete with multi-speaker and virtual speaker technologies offered by Dolby and SRS Labs in the multi-channel home theatre market. Certain major manufacturers of multimedia computers and peripherals, of consumer electronics products and of chips for use in these products have developed or are in the process of developing their own 3D audio solutions for incorporation in their products.

•                  electronic commerce industry: We face many competitors in the electronic commerce industry and the number of companies providing products and services similar to ours is increasing at a rapid rate. Examples of competitors are Bigstep, Network Commerce Inc., Imergent Inc., Yahoo, Microsoft and Verisign. These companies sell products and services similar to the ones we offer, including building Internet-based electronic storefronts, hosting merchant sites and providing marketing services.  It is extremely likely that other companies will enter the market with new products and services similar to our e-commerce products and technologies, some of which are likely to be more competitively priced, have more attractive features or ease of use, and carry more recognized branding, than our products and services.

•                  IP telephony industry: We face significant competition in the IP telephony business, including from  large, established enterprises that offer complete network solutions such as Cisco, Polycom, Avaya, Alcatel, 3Com and Nortel Networks, as well as from large companies such as Multi-Tech and SpectraLink that focus more on the small business, remote office niche which is our target market. We expect competition to remain intense as existing communications companies enter into and new entrants emerge in this market.  Factors that affect our ability to compete include product quality, performance and features, conformance to existing and new standards, price, customer support and marketing and distribution strategies.

There are no governmental regulations in the audio or e-commerce industries that have a material effect on our business, other than regulations that affect the carrying on of business generally.  In the IP telephony industry our products are subject to testing and certification in the United States, Canada and other countries to satisfy a variety of regulatory requirements and protocols, such as for example to avoid interference with radio frequencies and to comply with emission standards.

C.  Organizational Structure

QSound Labs, Inc. is the parent of the parent of QSound Ltd., a California corporation and wholly owned subsidiary that owns certain assets including several patents, and QTelNet Inc., an Alberta corporation and wholly owned subsidiary that operates our Internet telephony activities.  QSound Ltd. is the parent of wholly owned subsidiary QCommerce Inc., a Washington corporation, which operates our e-commerce business segment.

D.  Property, Plants and Equipment

Our head office, including research facilities and a sound studio, is located at 400 – 3115 12th Street NE, Calgary, AB, Canada T2E 7J2 where we lease approximately 10,648 square feet of office space until October 31, 2003 at a rental rate of $8,429 Cdn. per month. We have the option to renew the lease for an additional two-year term at then prevailing market rates.  Our audio and e-commerce businesses and, since April, 2003 our Internet telephony business, are operated from our Calgary office.

We own computers, software, electronics equipment, studio and audio equipment, and electronics laboratory and testing equipment, all of which is used by us in the development of our technologies and products.  All of this equipment is located at our head office in Calgary. We also own Web servers which are located mainly off-site. Inventory primarily consisting of components for Internet telephony products, QSOUND-enabled analog chips, UltraQ’s and AudioPix CD’s and is also housed at our Calgary office, and warehoused off-site.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of QSound and subsidiaries for the year ended December 31, 2002 compared to the year ended December 31, 2001, and the year ended December 31, 2001 compared with the year ended December 31, 2000 should be read in conjunction with the Consolidated Financial Statements of QSound and related Notes included therein as well as the information and data provided in Item 3. “Key Information” of this annual report.

Critical Accounting Policies

On December 12, 2001, the Securities and Exchange Commission (“SEC”) issued Financial Reporting Release (“FRR”) No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” which, among other things, encourages discussion concerning the most critical accounting policies used in the preparation of the Company’s financial statements. Critical accounting policies are defined as those that are both very important to the portrayal of the Company’s financial condition and results, and require management’s most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical experience and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates.  The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to inventory, goodwill, research and development costs, and our stock option plan.

Inventory

Inventory is comprised of finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.  We regularly review quantities of inventory on hand, and an allowance is made for obsolete items based upon current market demand and selling prices.  Adverse changes in technology or new models could result in a decreased demand for our products which may require an additional allowance to be made for obsolete inventory.

Goodwill

Goodwill is recorded at cost and up to December 31, 2001 was amortized on a straight-line basis over one to seven years, beginning in the year of acquisition.  We assess the recoverability of this intangible asset by determining whether the unamortized balance of the goodwill can be recovered through undiscounted future operating cash flows of the acquired operation over its remaining life.  The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.  The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Effective January 1, 2002, we adopted the new Canadian Institute of Chartered Accountants standard No. 3062 - Goodwill and Other Intangibles (“CICA 3062”), which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually on goodwill and other indefinite life intangibles. As required by CICA 3062, goodwill and indefinite life intangibles were tested for impairment as of January 1, 2002.  This transitional impairment test was completed, and it was determined that the fair value of the Corporation’s goodwill and indefinite life intangibles exceeded their carrying values.  Consequently, no impairment loss was recorded.  Further impairment tests will be conducted on December 31 each year.  The new standard is applied prospectively.  There has been no change in the carrying value of goodwill ($2,184,589) since December 31, 2001.

Research and development costs

Research and development costs are expensed as incurred except if development costs are determined to be recoverable from and/or directly related to development of new products, processes or systems. In 2002, while $796,249 was spent on research and development, we capitalized only $152,725 of such costs.  The remaining $643,524 was expensed as it could not be directly related to the development of new products, but instead was related to pure research and updates of existing products.

Stock option plan

No compensation expense is recognized when stock options are issued to employees.  Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Had we determined compensation cost in 2002 based on the fair value at the grant date for its stock options, $8,478 would have been recorded using the Black Scholes option pricing model with the weighted-average assumptions of a risk free interest rate of 4.5%, volatility of 80%, expected option life of 3 years, and zero dividend yield.

Options issued to non-employees are accounted for at fair value upon their vesting date.  During 2002 we granted 35,000 stock options for 35,000 shares of the company as compensation for services performed by third parties.  These options are exercisable at $1.75 per share and expire March 31, 2006.  Of these options, 5,000 had vested as of December 31, 2002, and the remaining 30,000 were to vest during 2003 however they have been cancelled subsequent to the December 31, 2002.  The fair value of the vested options granted was estimated on the day of grant using the Black Scholes option pricing model with the same assumptions as the employee options above, and $4,870 was charged to income for these options.  During 2001 the Company did not issue any stock options in connection with services performed by third parties.

A.  Results of Operations

QSound’s Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in Note 15. to the Consolidated Financial Statements and as explained below, there are no material differences as pertains to these statements between accounting principles generally accepted in Canada and in the United States.  We measure and report in United States currency.

Fiscal Year Ended December 31, 2002 compared to Fiscal Year ended December 31, 2001

Revenues:

Revenues for 2002 were $4,224,311 representing an increase from revenues of $3,025,994 in 2001.  Revenue in the audio segment increased by $1,194,438 due primarily to increased royalties from the hearing aid license.  In our e-commerce segment revenue increased marginally by $3,879 to $575,073 in 2002 compared to $571,194 in 2001.  The e-commerce business model based on monthly subscription fees has remained relatively stable in 2002 as we had predicted.

Operating Costs:

Operating costs decreased to $235,201 in 2002 from $275,077 in 2001 reflecting the cost savings of consolidating our e-commerce operations into our Calgary office.

Marketing Costs:

Marketing costs decreased to $895,820 in 2002 from $1,074,139 in 2001.  In the audio segment costs increased by $125,339 due to increased salary costs and greater use of outside consultants.  In the e-commerce segment costs decreased by $303,658 due to reduction in the marketing programs.

Product Research and Development:

Research and development costs decreased to $643,524 in 2002 from $951,017 in 2001.  In the audio segment research and developments costs decreased to $519,137 in 2002 from $522,888 in 2001.  In the e-commerce segments costs decreased to $124,387 in 2002 from $428,129 primarily due to downsizing of United States engineering staff.

Administration Costs:

General and administrative expenses decreased to $506,028 in 2002 from $597,685 in 2001 due to the closing of the e-commerce segment’s United States office and consolidation of their administrative functions in the Calgary office in 2001, as well as a reduction in both audio and e-commerce segments’ administrative staff.

Depreciation and Amortization:

Depreciation and amortization costs decreased to $382,662 in 2002 from $831,193 in 2001 due primarily to no amortization being taken on goodwill as detailed in the discussion of major accounting policies above.

Impairment of Assets:

Our company experienced shortfalls in revenue from anticipated revenues on the AudioPix product.  As a result, it was concluded that the value of this product was impaired and an impairment charge of $100,000 was taken.

Funding of Past Service Pension Costs:

In 2002 QSound resolved an outstanding contingency relating to an employment contract that expired September 30, 2002 by putting in place an individual pension plan for the individual.  Subsequent to the year end $55,189 was contributed to the plan as a past service cost.

Interest and Other Income:

Interest and other income decreased to $29,833 in 2002 from $73,568 in 2001 due to the decline in  interest rates in 2002.

Fiscal Year Ended December 31, 2001 compared to Fiscal Year ended December 31, 2000

Revenues:

Revenues for 2001 were $3,025,994 representing a decrease from revenues of $4,469,002 in 2000. Revenue in the audio segment decreased by $570,302 due to decreased royalty and license fees resulting from general stagnation in the world economy.  In our e-commerce segment revenue decreased by $872,706. Our earlier e-commerce revenue model based on one-time lump sum product license fees became untenable following the dot.com decline and we adopted a more stable model based on monthly service subscription fees.

Operating Costs:

Operating costs decreased to $275,077 in 2001 from $375,000 in 2000 due to consolidation of our e-commerce operations into our Calgary office during the year.

Marketing Costs:

Marketing costs decreased to $1,074,139 in 2001 from $1,360,698 in 2000.  In the audio segment costs decreased by $377,386 due to cost cutting measures taken to reflect overall weakness in the PC and consumer electronics industries and decrease in discretionary spending.  In the e-commerce segment costs increased by $90,827 due to continuing marketing programs.

Product Research and Development:

Research and development costs decreased to $951,017 in 2001 from $1,610,436 in 2000.  In the audio segment research and development costs decreased to $522,888 in 2001 from $787,800 in 2000 primarily due to less use of outside consultants.  In the e-commerce segment costs decreased to $428,129 in 2001 from $822,636 in 2000 primarily due to the closing of the United States office and the reduction of United States engineering staff.

Administration Costs:

General and administrative expenses decreased to $597,685 in 2001 from $802,582 in 2002 due to consolidation of the administrative functions in the Calgary office, the closing of the United States office, and reduction in administrative staff.

Depreciation and Amortization:

Depreciation and amortization costs decreased to $831,193 in 2001 from $2,535,856 in 2000 due primarily to the decreased amortization of goodwill resulting from the impairment charged taken in 2000.  No amortization of goodwill will be taken in 2002 as detailed in the discussion of major accounting policies above.

Impairment of Assets:

We did not incur any impairment of assets in 2001 except for the investment described in “Write-down of Investments and Gain on Sale of Investments” below.

Write-down of Investments and Gain on Sale of Investments:

During the 2001 year virtually all of one of the marketable securities held for sale were disposed of for total proceeds of $218,827, resulting in a gain over book value of $24,327.  The remaining securities not sold were felt to have experienced a permanent decline in value, and a charge of $8,300 was recorded to write down the value of the investment.

Interest and Other Income:

Interest and other income decreased in 2001 to $73,568 from $154,788 due to interest rates declining in 2001.

Loss and Gain on Sale of Assets:

In 2001 we had a gain on sale of assets of $6,492 resulting from the disposal of sound source and control equipment and furniture and fixtures.

B.  Liquidity and Capital Resources

During 2002 the Company experienced an increase in revenues while decreasing costs.  This resulted in an increase in cash from operations of $1,192,690.  While this increase occurred primarily in the audio segment,  the e-commerce segment contributed in excess of $100,000 cash from operations.

Our cash flow from audio business operations in 2003 is expected to come from royalties and licensing fees from current licensees and from new licensing arrangements for QSOUND audio enhancement and synthesis technologies, from revenues related to sales of QSOUND-enabled chips which are manufactured by third parties and sold by those parties and by us, from revenue share and sales receipts related to sales of downloadable software products, and from royalties derived from hearing aid sales outside of North America.

Our cash flow from e-commerce business operations is expected to come from monthly subscription fees paid by merchants for set-up and hosting of on-line storefronts and sales of related services such as domain name registration and credit card processing capabilities.

The company will be expanding into cellular, handheld devices and IP telephony markets in 2003 and each of these areas is also expected to contribute cash flow.

During the year the company advanced $500,000 to e-tel Corporation.  The advance was secured by all of the assets of e-tel. Subsequent to the end of the year the company enforced its security and collected on the note by acquiring, through its wholly owned subsidiary QTelNet Inc., software, inventory, in process research and development, equipment and furniture.  QTelNet is now actively marketing the technology and inventory acquired and the company expects to fully recover it’s investment.  (See Acquisition of Internet Telephony Assets in Item 4. of this annual report.)

At the end of the first quarter of 2003 cash and cash equivalents were $2,861,893 and liabilities for the same period were $244,286, which consisted of $130,001 in accounts payable and accrued liabilities and $114,285 in deferred revenue.  We feel that with our current cash on hand and cash flows from operations we have sufficient capital to carry out our business plan for 2003.

Due to the strengthening of the Canadian dollar and the continued weakening of the United States dollar, $1,748,206 of our cash and cash equivalents as of March 31, 2003 are held in Canadian funds.  We feel this amount of Canadian funds should be sufficient to satisfy our Canadian fund cash requirements for the remainder of the year thus protecting us from further foreign exchange fluctuations of the Canadian dollar.

During 2002, we received $34,815 from the exercise of options and warrants.  At December 31, 2002 we had $2,621,205 in cash and short-term deposits compared to $2,047,892 in 2001.  At year-end December 31, 2002 we had accounts receivable from various customers outstanding of $929,519 (of which $926,046 has been collected as of April 24, 2003) and finished goods inventory with a cost of $16,455 consisting of QSound-enabled analog chips, Audiopix CDs and UltraQ’s.

During 2001, we received $218,827 from the sale of investments and $6,654 from the sale of excess capital assets.  At December 31, 2001 we had $2,047,892 in cash and short-term deposits compared to $2,264,639 in 2000.  At year-end December 31, 2001 we had accounts receivable from various customers outstanding of $439,245 (of which $431,067 had been collected at June 11, 2002) and finished goods inventory with a cost of $28,587 consisting of QSOUND-enabled analog chips, AudioPix CDs and UltraQ’s.

Cash Flows

Cash generated by operations in fiscal 2002 was $1,192,690 as compared to $789,281 in 2001.  The increase was due primarily to increased royalties received on our hearing aid license and reduction in operating expenses.

Cash generated by operations in fiscal 2001 was $789,281 as compared to cash used in operations of $482,950 in 2000.  The increase was due primarily to non-cash working capital decreasing to $240,189 in 2001 from $962,006 in 2000 and reduction in operating expenses.

Cash generated in financing in fiscal 2002 was $34,815 as compared to cash used in financing of $980,800 in fiscal 2001.  The cash generated in fiscal 2002 came from the exercise of options.

Cash used in financing in fiscal 2001 was $980,800 as compared to cash generated by financing in fiscal 2000 of $1,854,244.  The cash was used to retire a debt to LookSmart and to repurchase 241,615 common shares, resulting in an increase of $1,108,668 in contributed surplus.

Cash used in investments increased to $654,192 in 2002 from $25,228 in 2001. Capital assets were purchased for $113,880 and $41,052 was spent in the acquiring and renewing patents and trademarks.  The $500,000 advanced to e-tel was recorded as an investment expenditure as the company enforced its security and collected on the note by acquiring, through its wholly owned subsidiary QTelNet Inc.,  title to all of the assets of e-tel.

Cash used in investments decreased to $25,228 in 2001 from $631,018 in 2000. Capital assets were purchased for $216,291 and the eMerchant Pro hosting property was purchased for $34,418.  Investments were sold for total proceeds of $218,827 and capital assets were sold for proceeds of $6,654.

C.  Research and Development

QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2001 and 2002 we concentrated on development and refinement of our new QVE and microQ scalable software engines, as well continuing our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies. Our audio research and development costs were $519,137 in 2002, $522,888 in 2001 and $787,800 in 2000.  We also work jointly with our licensees and business partners to adapt and optimize our technologies for their products. We worked with, among others, Philips, Intel, Zoran and Microsoft in 2002, Philips, Motorola, Zoran and RealNetworks in 2001 and Philips, Intervideo, Sanyo, Sharp and Toshiba in 2000.

In our e-commerce business segment, we carried out fewer research and development activities in 2002, reflecting the satisfactory performance of our e-commerce products, with expenditures of $124,387 for the year.  In 2001 e-commerce research and development costs were $428,129 for activities comprised of upgrading and enhancement of our products, and conversion of our merchant customers whose sites were enabled with technologies of our earlier acquisition targets, to the upgraded Internet Store technology platform. In 2000 research and expenditure costs were $822,636 for upgrading and enhancement of our e-commerce products.

D.  Trends

Audio Segment

In 2002, hearing aid revenues from the North American portion of our hearing aid license constituted a substantial portion of our revenues. The North American portion of the license expired in February, 2003. Hearing aid royalties for the non-North American portion of the license, which are significantly lesser than the North American portion, are expected to remain strong and to increase throughout the remainder of 2003. Due to general stagnation of the world economy, we do not expect other audio royalties to increase in 2003 but, at best, to continue flat at the 2002 level. Sales of integrated circuits are increasing and we expect the volume of sales to not only continue but to increase throughout the remainder of the year. Management expects our revenue from Real Networks to remain constant throughout 2003 at levels similar to the last quarter of 2002.  We are continuing to develop additional revenue streams through new licensing arrangements for our products and technologies, including audio engine licenses for cell phones and other mobile applications.

E-commerce Segment

Our e-commerce segment derives substantially all of its revenue from a recurring service subscription base.  We expect this revenue to remain relatively constant throughout the year.  We have now fully consolidated operations in Calgary, Canada, and as we realise the cost savings we expect the segment to remain operationally profitable at its current level for the year.

IP Telephony Segment

We are in the process of establishing a North American dealer network which we anticipate will be the main distribution channel for our IP telephony products.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and directors as of April 30, 2003.  All positions indicated are with QSound Labs, Inc. only.

Name	Position

David Gallagher	President, Chief Executive Officer, Director

Francis Munoz	Executive Vice President

Robert Starr	Vice President – Business Development

Joanna Varvos	Corporate Secretary

Doug Drury	Controller

James Bonfiglio	Director

Brian Harrington	Director

David Gallagher has served as President and Chief Executive Officer since June, 1992 and as a director since June, 1991.  Mr. Gallagher joined our company 1989 and has acted as Vice-President, Finance and as Chief Financial Officer. Mr. Gallagher has over twenty years experience in technology development and commercialization.

Francis Munoz is Executive Vice President of the Company since April, 1999.  Mr. Munoz has thirty-one years of experience in the information technology industry.  From January, 1997 to January, 1999 he was General Manager, Metronet Solutions, for Metronet Communications Group Inc., a Calgary based, local exchange carrier with national operations which was purchased in March, 1999 by AT&T Canada.  Previously, since 1991 Mr. Munoz was employed by Minerva Technologies Inc., a software development consulting company, most recently as Vice President, Business Development, where he created and developed the IT services outsourcing business unit which was subsequently acquired by Metronet.

Robert Starr joined QSound as Vice President – Business Development in June, 2002.  Mr. Starr has over twenty-three years of high tech sales, marketing, and business development experience, including seventeen years in audio-related products.  Prior to joining the company Mr. Starr was Director of Business Development at Beatnik Audio where he was responsible for licensing audio software into mobile phones, PDAs, and set top boxes.  Prior, Mr. Starr was Vice President of Sales and Marketing at Staccato Systems, a start-up producing audio software for the PC and game developers, that was purchased by Analog Devices Inc. From 1986 to 1997 Mr. Starr was a member of and managed the Sales and Marketing division of Yamaha Systems Technology where, as the first American employee, he was instrumental in establishing Yamaha semiconductors and software as the defacto standard for PC sound cards. Mr. Starr has a BSEE from Oklahoma State University and an MBA from SIU Edwardsville.

Joanna Varvos is Corporate Secretary of QSound.  Ms. Varvos is a barrister and solicitor, admitted to the Law Society of Alberta in 1979.  Ms. Varvos has provided legal services to QSound Labs since 1989 and was previously in private practice with a emphasis on corporate and securities law.

Doug Drury, a Certified Management Accountant, is our Controller since December, 1999.  Mr. Drury has eighteen years of financial and accounting experience. Prior to joining our company Mr. Drury was Controller of Meyers Sheet Metal Ltd., Master Plastics Inc. and Jenkins Control Systems Ltd.  He also taught accounting at the University of Calgary and the Southern Alberta Institute of Technology and operated his own public accounting firm from 1986 to December, 1997.

James Bonfiglio has been a director since 1992.  Mr. Bonfiglio, a business consultant since 1995, has business experience including as President and CEO of Kroy Inc., a multi-national corporation specializing in manufacture and distribution of presentation products, labelling, lettering and bar-code equipment and other speciality industrial products, and of Home America, Phoenix, Arizona, the largest independent appliance and electronic retail operation in the Southwestern United States.

Brian Harrington has been a director since 2001. Mr. Harrington has extensive experience in the computer software industry. Since 1995 Mr. Harrington has worked with, and is currently a partner in, Western New Ventures Capital Corporation, an Alberta venture capital firm. Previously Mr. Harrington co-founded and operated two successful software companies, PSI Energy Software, an oil and gas software company and The 10 PLANNER Corporation, a large scale financial modelling business. Mr. Harrington is a director of Pancontinental Energy Inc. and Battrix Investments Ltd. which trade on the Canadian Venture Exchange.

There are no family relationships between any directors or officers of QSound.  There are no arrangements or understandings between any director or officer of the company and any other person pursuant to which the director or officer was selected, except for employment agreements between QSound and Messrs. Gallagher, Munoz, Starr and Drury.

B.  Compensation

Remuneration paid or payable to our directors and executive officers during fiscal year 2002 was $288,600 Cdn. for compensation paid to Messrs. Munoz and Drury and Ms. Varvos, and $218,471 U.S. paid to Messrs. Gallagher and Starr.  Our directors are not paid cash compensation for their services in their capacity as directors; however, directors are reimbursed for reasonable travel and lodging expenses incurred in the provision of such services and receive stock options.

Mr. Gallagher participates in a registered individual pension plan that was put in place in 2002 to resolve an outstanding contingency relating to his employment contract.  In 2003 $55,189 which had been set aside in 2002, was contributed to the plan.

The following table gives information concerning the compensation earned by our executive officers in 2002:

Name & Principal Position	Salary	Bonus
David J. Gallagher President, CEO and Director	159,192 U.S.	nil
Francis Munoz Executive Vice President	100,000 Cdn.	nil
Robert Starr(1) Vice President – Business Development	59,300 U.S.
Joanna Varvos Corporate Secretary	107,100 Cdn.	nil
Doug Drury Controller	73,500 Cdn.	nil

(1) Mr. Starr joined the Company on June 17, 2002 at an annual salary of $110,000 U.S.

The following table gives information concerning stock options granted to our executive officers and directors during 2002.

Options Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted	Exercise or Base Price	Market Value of Securities Underlying Options on Date of Grant	Expiration Date
David J. Gallagher President & CEO	100,000(1)	$1.65 U.S.	$1.65 U.S.	December 30, 2007
Francis Munoz Executive Vice President	75,000(2)	$0.57 U.S.	$0.57 U.S.	August 9, 2007
Robert Starr Vice President Business Development	200,000(3)	$0.62 U.S.	$0.62 U.S.	June 30, 2008 to July 17, 2012

(1)   50,000 options have vested and 50,000 options vest September 30, 2003.

(2)   These options are subject to vesting in accordance with performance criteria to be agreed to by the Company and Mr. Munoz.

(3)   These options are subject to vesting as follows: 66,666 options vest July on 1, 2003 and 5,000 options vest per month thereafter.

C.  Board Practices

During 2002, the members of our board of directors were Messrs. David Gallagher, James Bonfiglio and Brian Harrington.  Directors are elected annually by shareholders at our annual meeting of shareholders, and serve until their successors are elected or appointed.

Our board of directors has two standing committees: a compensation committee and an audit committee, whose members at the date of this annual report are Messrs. Bonfiglio and Harrington.  The compensation committee recommends and establishes salaries, incentives and other forms of compensation for our executive officers. The audit committee meets with our independent auditors and reviews our financial statements, and provides an open avenue of communication among the independent accountants, our financial and executive officers and the board of directors.

We do not have any service contracts with directors, other than the employment contract with Mr. David Gallagher. Mr. Gallagher’s contract provides for discretionary bonuses if approved by the Compensation Committee, and participation in any pension and profit sharing plan established from time to time by the Board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Mr. Gallagher’s pension plan is also payable in the foregoing circumstances and in the event of retirement between the ages of 60 and 65.  Mr. Gallagher’s employment contract is subject to renewal on September 30, 2004.  If there is a change in control of QSound and Mr. Gallagher elects not to continue his employment, Mr. Gallagher is entitled to vesting of any unvested options.

D. Employees

At December 31, 2002 we had 31 employees and persons engaged by contract on a fulltime basis, of whom 12 were in research, product development and technical support, 8 were in marketing and sales, 5 were in customer support and 6 were in administrative positions. At December 31, 2001 we had 36 employees and persons engaged by contract on a fulltime basis, of whom 12 were in research, product development and technical support, 10 were in marketing and sales, 7 were in customer support and 7 were in administrative positions. Four of these employees were located in the United States and the remainder were located in Canada.  At December 31, 2000 we had 33 employees and persons engaged by contract on a fulltime basis, of whom 14 were in research, product development and technical support, 13 were in marketing and sales, and 6 were in administrative positions.

We are not subject to any collective bargaining agreements and believe our relationship with our employees is satisfactory.

E.  Share Ownership

The following tables show information as to share ownership by directors and executive officers as April 30, 2002.

Shares

Name and Position	Common Shares Owned or Controlled	Percent of Class
David Gallagher President and CEO and Director	16,000	*
Fran Munoz Executive Vice President	2,500	*
Robert Starr Vice President – Business Development	2,900	*
Joanna Varvos Corporate Secretary	0
Doug Drury Controller	1,000	*
James Bonfiglio Director	25,000	*
Brian Harrington Director	750	*

* represents less than 1%

Options

Name and Position	Options		Exercise Price	Expiry Date
David Gallagher	253,190		$1.04	July 22, 2006
President and CEO	207,810		$0.47	December 2, 2006
and Director	100,000	(1)	$1.65	December 30, 2007
Fran Munoz	66,435	(2)	$1.04	July 22, 2006
Executive Vice President	75,000		$0.57	August 9, 2007
Robert Starr	200,000	(3)	$0.62	June 30, 2008 to July 17, 2012
Vice President – Business
Development
Joanna Varvos	25,467		$1.04	July 22, 2006
Corporate Secretary	71,533		$0.47	December 2, 2006
Doug Drury	5,536		$1.04	July 22, 2006
Controller	16,464	(4)	$0.47	December 2, 2006
James Bonfiglio	114,760		$1.04	July 22, 2006
Director	155,240		$0.47	December 2, 2006
Brian Harrington	28,750		$0.47	December 2, 2006
Director

(1) 50,000 options have vested and 50,000 options vest September 30, 2003.

(2) These options are subject to vesting in accordance with performance criteria to be agreed to by the Company and Mr. Munoz.

(3) These options are subject to vesting as follows: 66,666 options vest July on 1, 2003 and 5,000 options vest per month thereafter.

(4)These options are subject to vesting in accordance with performance criteria to be agreed to by the Company and Mr. Drury.

We may grant stock options to officers, directors, key employees and persons or companies providing ongoing services for QSound or its subsidiaries pursuant to our 1998 Stock Option Plan (“1998 Plan”). The board of directors or a committee appointed by the board may in its discretion from time to time grant stock options under the 1998 Plan at exercise prices determined by the board or the committee. The board or the committee may also delegate to an executive officer the authority to grant options to employees who are not insiders.  The purchase price of shares covered by each option granted by an executive officer may not be less their market value on the date of grant. The term of each stock option must be determined by the board or committee when the option is granted, and may not exceed ten years from the date of grant.  Options may be exercised for a period of 30 days after termination of the optionee’s employment, or the expiration of the term, whichever period is shorter.  If an optionee should die while a service provider of QSound or its subsidiaries, his or her options may be exercised by the optionee’s legal representative until the earlier of one year after the date of death or the expiration of the term. The foregoing 30 day and one year time periods may be increased by the board of directors. The 1998 Plan may be amended by the board provided that any such amendment may not adversely affect any outstanding option without the consent of the optionee. Options granted under the 1998 Plan may also be amended upon agreement with the optionee.

In the event there should be any subdivision or consolidation of our common shares the price of shares then subject to each option is to be adjusted equitably so that the optionee’s proportionate interest is maintained without change in the aggregate option price.  If we are reorganized or merged with another corporation, provisions shall be made to continue any options then outstanding and to prevent their dilution or enlargement.

We may also grant options outside of the 1998 Plan, and we may grant options to employees who are not officers or directors under QSound’s Employee Stock Option Plan. Any such options are generally granted on the same terms as options granted under the 1998 Plan.  Shareholder approval of grants of over 25,000 options made to directors and officers outside of the 1998 Plan is required by Nasdaq rules.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We do not have any shareholders that are beneficial owners of 5% or more of our common shares.

At April 30, 2003 we had 7,162,074 common shares issued and outstanding.  At such date, there were 393 shareholders of record in the United States who collectively held approximately 86% of our outstanding common shares.

We are not directly or indirectly owned or controlled by any other corporation, foreign government or legal person.  We know of no arrangements which may result in a change of control of our company at a future date.

B.  Related Party Transactions

We did not have any material transactions with any of our related parties during fiscal year 2002 except for compensation of executive officers as employees or consultants.  (See “Compensation” in Item 6. B of this annual report).

Except for immaterial advances in the ordinary course of business that may have been outstanding on a short-term basis, no related party was indebted to us during fiscal year 2002.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 17.

Export Sales

In the past three fiscal years we have derived over 99% of our revenues from export sales made to customers outside Canada.  In 2002, 86% of our export sales were made to the United States, and a further 14% were made to Asian companies located in Japan, Hong Kong and Taiwan. In 2001, 86% of our export sales were made to the United States and 13% were made to Asia.  In 2000 84% of our export sales were made to the United States and 16% were made to Asia.

Legal Proceedings

From time to time we may be involved in various disputes and litigation arising in the normal course of business. As of the date of this annual report we are not involved in any legal proceedings that are expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Dividend Distribution

We have never made a distribution of dividends.

B.  Significant Changes

Other than the acquisition of Internet telephony assets described in Acquisition of Internet Telephony Assets in Item 4. above, there have been no significant changes since the date of the financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

Price History

Our shares traded during the periods and at the prices set out below on The NASDAQ SmallCap Market. All numbers have been adjusted to reflect the consolidation of our shares on a one-for-four basis in July, 2001.

The high and low market prices for the last five fiscal years:

Fiscal Year	High	Low

2002	2.280	0.530
2001	4.875	0.420
2000	21.500	1.376
1999	16.500	7.500
1998	12.000	5.000

The high and low market prices for the first full quarter of 2003, and for each of the four quarters of  2002 and 2001:

Quarter Ending		High	Low

March	2003	2.140	1.030
December	2002	2.280	0.710
September	2002	0.870	0.550
June	2002	1.300	0.530
March	2002	2.000	0.700
December	2001	0.750	0.420
September	2001	1.720	0.560
June	2001	2.875	1.400
March	2001	4.875	2.000

The high and low market prices for each of the last six months:

Month		High	Low

April	2003	1.800	1.200
March	2003	1.500	1.030
February	2003	2.010	1.300
January	2003	2.140	1.630
December	2001	2.100	1.540
November	2002	2.280	1.710

B.  Plan of Distribution

Not Applicable

C.  Markets

Our shares trade (since January, 1989) on The NASDAQ SmallCap Market under the symbol QSND (formerly QSNDF).

D.  Selling Shareholders

Not Applicable

E.  Expenses of the Issue

Not Applicable

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

Not Applicable

B.  Memorandum and Articles of Association

Objects and Purposes

Our objects and purposes, which are found in section 6. of our Articles of Continuance, allow us generally to engage in any act or activity that is not prohibited under the laws of the province of Alberta.

Directors

Our by-laws and the laws of the province of Alberta provide that a director must disclose the nature and extent of his or her interest, or the interest of a party in which the director has a material interest, in a material contract with our company.  The interest must be disclosed at the time the contract is considered or after the interest arises, whichever occurs first.  A director may not approve a contract in which the director or the related party has a material interest unless the contract is an arrangement by way of security for money lent to or obligations undertaken by the director, or relates to his remuneration, or is for indemnity insurance or with an affiliate.  A material contract in which a director has an interest is not void or voidable by reason only of the interest, or because the director is counted to determine the presence of a quorum at the meeting where the contract is considered.  A director or former director to whom a profit accrues as a result of the material contract is not liable to us for the profit only by reason of the interest if the interest of the director was disclosed, the contract was approved by the directors or shareholders and the contract was reasonable and fair to us when approved.

Our by-laws and the laws of the province of Alberta provide that our directors may fix the remuneration of our directors, officers and employees.  Under our by-laws the directors may also by resolution award special remuneration to any director that provides services to us other than routine work ordinarily required of a director.  Directors, officers and employees are entitled to be paid their work-related travelling and other expenses.

Under Alberta law and our by-laws, our directors, or a delegated director, managing director or committee of directors, may borrow money, issue debt obligations, give a guarantee or mortgage or otherwise create a security interest in the property of our company.

We do not have an age limit requirement for retirement of directors, and our directors are not required to hold our shares in order to be members of the board of directors.

Dividends

Our directors may declare dividends on issued shares. Dividends may consist of shares, money or property. No dividends may be declared if we have reasonable grounds to believe that we are, or would be after payment of the dividend, unable to pay our debts as they become due, or if the realizable value of our assets would be less than our aggregate liabilities and stated capital. Our directors may attach preferential dividend rights to first or second preferred shares. Dividends are paid to preferred shareholders, if their preferred shares carry the right to a preferential dividned, before they are paid to common shareholders.

Shares

We are authorized to issue an unlimited number  of common shares, an unlimited number of first preferred shares, and an unlimited number of second preferred shares.  At the date of this annual report there are 7,162,074 common shares, and no preferred shares, outstanding.

Voting

Holders of common shares are entitled to one vote for each share they own on any matter that is submitted to a shareholder vote, unless only a different class of shareholders, for example holders of preferred shares, is entitled to vote on that matter.  Our board of directors may attach various voting rights and restrictions to preferred shares.  Shareholders elect our directors to hold office until the next annual meeting of shareholders, or until their successors are elected or appointed.  Our Articles of Continuance do not provide for cumulative voting for the election of directors.

Other Rights of Shareholders

If we are dissolved or liquidated, we must use our assets to pay liabilities and any remaining assets would be distributed first to preferred shareholders if their preferred shares carry the right to distribution of assets in priority to distribution of assets to common shareholders, and second to the holders of common shares, in proportion to the number of shares they own.  Our common shares do not have any redemption or sinking fund provisions.  There is no liability on the part of any shareholder to further capital calls and there are no provisions discriminating against any existing or prospective shareholder as a result of owning a substantial number of shares.

Shareholders may by special resolution change the rights of holders of our shares.  A special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution.

We are required by Alberta law and our by-laws to hold an annual meeting of shareholders in each year not later than fifteen months following the last annual meeting.  All business other than the consideration of financial statements and the auditor’s report, election of directors and reappointment of the incumbent auditor, is special business.  A notice in writing stating the time and place of the meeting, the nature of any special business to be transacted and the text of any proposed special resolution must be given to shareholders of record not less than 21 days and not more than 50 days prior to the meeting. In addition, Canadian securities regulatory policy requires us to deliver these shareholder meeting materials to brokers and intermediaries who hold shares on behalf of beneficial shareholders who do not hold their shares of record.  The brokers and intermediaries must seek voting instructions from the beneficial shareholders. At meetings of shareholders two persons present and each holding or representing by proxy at least one common share constitute a quorum for purposes of selecting a chairman for the meeting or adjourning the meeting. For transacting any business at a shareholders meeting, two persons present and each holding or representing by proxy at least five percent of the shares entitled to vote at the meeting must be present.  Holders of five percent or more of issued voting shares may requisition the directors to call a meeting for the purpose stated in the requisition.  If the directors do not call a meeting within twenty-one days of the requisition, any shareholder who signed the requisition may call the meeting.  Shareholders may vote at meetings in person or by proxy.

There are no limitations on rights to hold our shares or to exercise voting rights imposed by Alberta law or by our articles or by-laws. There are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of our company and that would operate only with respect to a merger, acquisition or corporate restructuring of our company or subsidiaries.  Our by-laws do not contain any provision governing the threshold above which share ownership must be disclosed.

C.  Material Contracts

We have not entered into any contracts other than agreements entered into in the ordinary course of business.

D.  Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.  However, any such remittance to a resident of the United States is generally subject to Canadian withholding tax pursuant to the Income Tax Act (Canada) (the “Act”).  (For further information concerning such non-resident withholding tax, see Item 10 E. “Taxation” of this annual report.)

E.  Taxation

The following is a general summary only and is not intended to be, nor should it be considered to be, legal or income tax advice to any particular QSound shareholder or relied upon for tax planning purposes.  Accordingly each shareholder should consult their own independent tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of QSound.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of QSound, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of QSound should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of QSound.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of QSound who is (i) a  citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of QSound as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of QSound through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of QSound, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of QSound, or (xv) persons who own their common shares of QSound other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of QSound

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of QSound are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that QSound has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions from QSound exceed current or accumulated earnings and profits of QSound, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of QSound.  (See more detailed discussion at “Disposition of Common Shares of QSound” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of QSound generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of QSound’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from QSound (unless QSound qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of QSound should consult their own financial advisor, legal counsel or accountant regarding  the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to QSound’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of QSound’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to QSound’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of QSound may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by QSound will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of QSound may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by QSound under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of QSound should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of QSound

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of QSound equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of QSound.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of QSound are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the common shares of QSound are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of QSound:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of QSound’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of QSound’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), QSound may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of common shares of QSound would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent QSound does not actually distribute such income.

QSound does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that QSound will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of QSound’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) QSound is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, QSound may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of QSound to be treated as ordinary income rather than capital gain.

QSound does not believe that it currently qualifies as a FIC.  However, there can be no assurance that QSound will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of QSound’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of QSound’s outstanding shares (each a “10% Shareholder”), QSound could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of QSound as a CFC would effect many complex results, including that 10% Shareholders of QSound would generally (i) be treated as having received a current distribution of QSound’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of QSound’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of QSound by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of QSound attributable to the common shares sold or exchanged.

If QSound is classified as both a Passive Foreign Investment Company as described below and a CFC, QSound generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of QSound ending with or within such taxable years of 10% Shareholders.

QSound does not believe that it currently qualifies as a CFC.  However, there can be no assurance that QSound will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock under Section 1291 of the Code.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions.  In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above.  Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

QSound believes that it did not qualify as a PFIC for its fiscal year ended December 31, 2002, and does not anticipate that it will qualify as a PFIC for the fiscal year ending December 31, 2003.  However, there can be no assurance that QSound will not be considered a PFIC for the current or any future taxable year.  There can be no assurance that QSound’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

Canadian Federal Income Tax Consequences

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of QSound common shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”) and who holds such common shares as capital property.  The discussion does not address all the potentially relevant Canadian federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law including a “financial institution” as defined in the Act subject to the mark to market rules or a shareholder an interest in which would be a “tax shelter” as defined in the Act.

This summary is based upon the current provisions of the Act and the Regulations thereunder and our understanding of the current administrative practices published by the Canada Customs and Revenue Agency.  This summary takes into account proposals to amend the Act and Regulations announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations which may vary significantly from those discussed herein.  Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences to them of purchasing, owning and disposing of such shares having regard to their particular circumstances.

The Act provides that dividends and other distributions which are deemed to be dividends and which are paid or credited, or are deemed to be paid or credited by a corporation resident in Canada, to a person who is not resident of Canada for purposes of the Act shall be subject to withholding tax equal to 25 percent of the gross amount of the dividend.  This rate of withholding tax is subject to reduction if the provisions of a tax treaty between Canada and the country in which the recipient is resident provide for a lesser rate of withholding tax.

Shareholders who are residents of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “1980 Convention”) will generally be entitled to the benefits of the 1980 Convention.

Article X of the 1980 Convention generally provides that the rate of Canadian withholding tax on dividends paid or deemed to be paid by a corporation resident in Canada to a corporation resident in the U.S. that beneficially owns at least 10 percent of the voting stock of the corporation paying the dividend shall not exceed 5 percent.  Otherwise, and except as described below, the rate of non-resident withholding shall not exceed 15 percent of the dividend.  Where the dividends are received by a resident of the United States carrying on business in Canada through a permanent establishment in Canada or by a person who performs independent personal services in Canada from a fixed base situated in Canada, and holding of the shares in respect of which the dividends are paid is effectively connected with that permanent establishment, the dividends are generally subject to Canadian tax as business profits or income from rendering such services and the 1980 Convention does not limit the Canadian tax payable on such income under the Act.

Generally a non-resident person is not subject to income tax in Canada on any capital gain arising on the disposition of shares of a corporation which are listed on a prescribed stock exchange unless such shares constitute “taxable Canadian property” to such holder.  Generally, the shares will be taxable Canadian property to a non-resident person only if, at any time during the five year period immediately preceding the disposition, the non-resident person, either alone or together with persons with whom such non-resident did not deal at arm’s length, owned or had the right to acquire 25 percent or more of the issued shares of any class or series of the capital stock of the corporation, or the non-resident’s shares were acquired in a tax deferred exchange in consideration for property that was itself taxable Canadian property.

Article XIII of the 1980 Convention generally provides that gains realized on the disposition of shares of a corporation that is a resident of Canada by a resident of the United States for purposes of the 1980 Convention, may not be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the resident of the United States has or had in Canada within the 12 month period preceding the date of disposition or if the shares pertain to a fixed base in Canada which is or was available within the 12 month period preceding the date of disposition for the purpose of performing independent personal services.  However, Article XIII permits Canada to tax gains on shares of other corporations (including substituted shares), if the United States resident was a resident of Canada for 120 months during any prior 20-consecutive-year period and at any time during the preceding 10 years and owned our common shares at the time the person emigrated from Canada

In situations where our common shares constitute taxable Canadian property, and the treaty benefits discussed above are not applicable, one-half of any capital gain (a “taxable capital gain”) realized by a shareholder in a taxation year must be included in the shareholder’s income for the year for Canadian tax purposes, and one-half of any capital loss (an “allowable capital loss”) realized by a shareholder in a taxation year may be deducted from taxable capital gains realized by the shareholder in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Act.

F.  Dividends and Paying Agents

Not applicable.

G.  Statements by Experts

Not Applicable

H.  Documents on display

We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports, registration statements and other information with the SEC. Our reports, registration statements other information can be inspected and copied at the public reference facilities maintained by the SEC:

Room 1024	Suite 1400
450 Fifth Street N.W.	500 West Madison Street
Washington D.C. 20549	Chicago, IL 60661

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

I.  Subsidiary Information

Not Applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency

We use the U.S. dollar as our currency of measurement and display.  We are exposed to foreign currency fluctuation on our Canadian dollar denominated cash, receivables, and payables.  Canadian dollar denominated accounts receivables are nominal.  Canadian dollar denominated payables are all trade payables arising out of the normal course of business.  Foreign currency risk arising from a decline or increase in the relative value of the Canadian dollar is managed to the extent that the estimated requirement for Canadian dollar denominated cash for the next fiscal year is kept equal to the amount of Canadian dollar cash on hand.  The majority of our overseas transactions are conducted in U.S. dollars.

Interest Rates

QSound’s exposure to market risk for changes in interest rates, relates to our invested balances of cash and cash equivalents. QSound’s investment policy specifies excess funds are to be invested in a manner that preserves capital, provides liquidity and generates the highest available after-tax return. To limit exposure to market risk, QSound places its cash in banks and cash not required for immediate operations are placed in bank term deposits and high quality, short-term commercial paper. QSound does not invest in any derivative instruments. The fair value of QSound’s cash and cash equivalents or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates as most investments are at fixed rates and are relatively short term. All cash and cash equivalents are carried at fair value, which approximates cost.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are not in material default on any of our obligations relating to indebtedness. We have not declared any dividends and are not delinquent with respect to the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

During our last fiscal year, we have not materially modified any of the rights or instruments defining the rights of our security holders.  We do not have any registered securities which are secured by our assets.  We do not have trustees or paying agents for our securities.

ITEM 15. CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this annual report on Form 20-F, our utive and Financial Officer has concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and are operating in an effective manner.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements of QSound Labs, Inc. and subsidiaries:

Auditor’s Report to the Shareholders.

Consolidated Balance Sheets – December 31, 2002 and 2001.

Consolidated Statements of Operations and Deficit – Years ended December 31, 2002, 2001 and 2000.

Consolidated Cash Flows– Years ended December 31, 2002, 2001 and 2000.

Notes to Consolidated Financial Statements – Years ended December 31, 2002, 2001 and 2000.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

1.1  Articles of Continuance of QSound Labs, Inc. (formerly called Archer Communications Inc.). (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.2  By-law No. 1 dated July 2, 2002.

1.3  By-law No. 2 dated May 14, 1991. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.4  Articles of Amendment dated September 3, 1991. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.5  Articles of Amendment dated July 8, 1992. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.6  Articles of Amendment dated June 25, 1993. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.7  Articles of Amendment dated November 26, 1996. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.8  Articles of Amendment dated January 8, 1997. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

2.1  Not Applicable

3.1  Not Applicable

4.1  Form of Stock Option Agreement

4.2   QSound Labs, Inc. 1998 Stock Option Plan

4.3   Employment Agreement dated October 1, 2002 between David Gallagher and QSound Labs, Inc.

5.1  Not applicable.

6.1  Not applicable.

7.1  Not applicable.

8.1 List of Subsidiaries

9.1  Not applicable.

10.1 Certification under section 906 of the Sarbanes-Oxley Act of 2002.

10.2  KPMG Consent of Auditors

SIGNATURE

The registrant hereby certifies that it certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QSound Labs, Inc.

/s/ David Gallagher
David Gallagher
President and Chief Executive Officer

May 20, 2003

CERTIFICATION

I, David Gallagher, certify that:

1.             I have reviewed this annual report of QSound Labs, Inc,;

2.             Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.             Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.             The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 14 and 15d – 14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.             The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.             The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ David Gallagher
David Gallagher
President and Chief Executive Officer

May 20, 2003

Consolidated Financial Statements

Consolidated Financial Statements of

QSOUND LABS, INC.

Years ended December 31, 2002, 2001 and 2000
(Expressed in United States dollars)

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of QSound Labs, Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2002 and total assets and shareholders’ equity as at December 31, 2002 and 2001 to the extent summarized in note 15 to the consolidated financial statements.

/s/  KPMG LLP

Chartered Accountants

Calgary, Canada

March 21, 2003

QSOUND LABS, INC.

Consolidated Balance Sheets

December 31, 2002 and 2001

(Expressed in United States dollars)

	2002	2001

ASSETS
Current assets
Cash and cash equivalents	$2,621,205	$2,047,892
Accounts receivable	929,519	439,245
Inventory	16,455	28,587
Deposits and prepaid expenses	58,674	85,365
	3,625,853	2,601,089

Note receivable (note 2)	500,000	—
Capital assets (note 3)	747,553	932,777
Goodwill (note 4)	2,184,589	2,184,589
Other intangible assets (note 5)	213,771	247,552

	$7,271,766	$5,966,007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$220,894	$304,726
Deferred revenue	120,511	8,282
	341,405	313,008

Shareholders’ equity
Share capital (note 6)	43,886,036	43,737,626
Contributed surplus (note 6)	1,114,316	1,114,316
Deficit	(38,069,991)	(39,198,943)

Commitments and contingencies (note 14)	6,930,361	5,652,999
	$7,271,766	$5,966,007

See accompanying notes to consolidated financial statements.

Approved by the Board:

David Gallagher	Director

James R. Bonfiglio	Director

QSOUND LABS, INC.

Consolidated Statements of Operations and Deficit

Years ended December 31, 2002, 2001 and 2000

(Expressed in United States dollars)

	2002	2001	2000

REVENUE
Royalties	$2,663,550	$1,384,431	$1,286,990
License fees	147,167	40,683	772,081
Product sales	1,413,594	1,600,880	2,409,931
	4,224,311	3,025,994	4,469,002

Cost of product sales	271,530	91,438	208,298
	3,952,781	2,934,556	4,260,704

EXPENSES
Marketing	895,820	1,074,139	1,360,698
Operations	235,201	275,077	375,000
Product research and development	643,524	951,017	1,610,436
Administration	506,028	597,685	802,582
	2,280,573	2,897,918	4,148,716

Operating profit	1,672,208	36,638	111,988

Depreciation and amortization	(382,662)	(831,193)	(2,535,856)
Impairment of assets	(100,000)	—	(5,163,504)
Funding of past service pension costs	(55,189)	—	—
Write-down of investments	—	(8,300)	(1,515,568)
Interest and other income	29,833	73,568	154,788
Gain (loss) on sale of capital assets	740	6,492	(34,634)
Gain on sale of investments	—	24,327	—
Other	(35,978)	(34,442)	(225,048)
	(543,256)	(769,548)	(9,319,822)

Net income (loss) for the year	1,128,952	(732,910)	(9,207,834)

Deficit, beginning of year	(39,198,943)	(38,466,033)	(29,258,199)
Deficit, end of year	$(38,069,991)	$(39,198,943)	$(38,466,033)
Income (loss) per common share, basic	$0.16	$(0.10)	$(1.30)
Income (loss) per common share, diluted	$0.15	$(0.10)	$(1.30)

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

(Expressed in United States dollars)

	2002	2001	2000

Cash provided by (used in):

Operations:
Net income (loss) for the year	$1,128,952	$(732,910)	$(9,207,834)
Items not requiring (providing) cash:
Depreciation and amortization	382,662	831,193	2,535,856
Impairment of assets	100,000	—	5,163,504
Compensation cost of options issued to non-employees	4,870	—	—
Loss (gain) on sale of capital assets	(740)	(6,492)	34,634
Gain on sale of investments	—	(24,327)	—
Write-down of investments	—	8,300	1,515,568
Changes in non-cash working capital balances (note 10)	(423,054)	713,517	(524,678)
	1,192,690	789,281	(482,950)

Financing:
Issuance of common shares	34,815	—	2,757,233
Repurchase of common shares, net	—	(430,800)	(152,989)
Repayments of debt	—	(550,000)	(750,000)
	34,815	(980,800)	1,854,244

Investments:
Investments, net	—	218,827	23,638
Purchase of capital assets	(113,880)	(216,291)	(529,863)
Purchase of intangible asset	(41,052)	(34,418)	—
Note receivable (note 2)	(500,000)	—	—
Goodwill	—	—	(130,168)
Proceeds from sale of capital assets	740	6,654	5,375
	(654,192)	(25,228)	(631,018)

Increase (decrease) in cash and cash equivalents	573,313	(216,747)	740,276
Cash and cash equivalents, beginning of year	2,047,892	2,264,639	1,524,363
Cash and cash equivalents, end of year	$2,621,205	$2,047,892	$2,264,639

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in United States dollars)

Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of QSound Labs, Inc. (the “Company”), conform in all material respects with those in the United States, except as outlined in note 15.  All amounts are expressed in United States dollars.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses.  Actual results could differ from these estimates.

The Company’s significant accounting policies are as follows:

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries QCommerce, Inc., QSound Ltd., QSound Electronics, Inc. and QKidz, Inc.  All significant inter-company transactions and balances have been eliminated.  During 2002 QKidz Inc. was wound up.

Cash and cash equivalents:

Cash equivalents are short term deposits with original maturities of less than 90 days for which cost approximates market value.

Inventory:

Inventory is comprised of finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.

Capital assets:

Capital assets are recorded at cost and are amortized annually, beginning the year after acquisition, over the expected useful life of the assets as follows:

Assets	Basis	Rate

Sound source and control equipment	Declining balance	20%
Real time systems	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	30%
Software and production tooling	Declining balance	30%

The Company assesses impairment of capital assets by determining whether their recoverable amounts are less than their unamortized balance.  When an impairment is identified, the amount of impairment is charged to period earnings and is included in depreciation and amortization.

Goodwill:

Effective January 1, 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants standard No. 3062 - Goodwill and Other Intangibles (“CICA 3062”), which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually on goodwill and other indefinite life intangibles. As required by CICA 3062, goodwill and indefinite life intangibles were tested for impairment as of January 1, 2002.  This transitional impairment test was completed, and it was  determined that the fair values of the Corporation’s goodwill and indefinite life intangibles exceeded their carrying values.  Consequently, no impairment loss was recorded.  Further impairment tests will be conducted on December 31 each year.  The new standard is applied prospectively. There has been no change in the carrying value of goodwill ($2,184,589) since December 31, 2001.

Intangible assets:

Intangible assets are recorded at cost and amortized over their estimated useful lives. The Company assesses the recoverability of intangible assets by determining whether the unamortized balance can be recovered through future operating cash flows.  The amount of intangible asset impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.  The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

Foreign currency translation:

The Company translates monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date, and revenues and expenses at the average rates in effect during the year.  Foreign exchange gains and losses are included in the determination of net income or loss for the year.

Revenue recognition:

Revenue from royalties is recorded as royalties are earned.  Amounts received for prepaid royalties are recorded as deferred revenue and revenue is recognized when the royalty is earned through the sale of units by the licensee.

Amounts received on a prepaid basis for license fees are recorded as deferred revenue and revenue is recognized after the software and/or hardware has been delivered and the Company has no further significant obligations to the purchaser. For long-term contracts revenue from license fees is recognized on a percentage of completion basis.

Revenue from product sales is recognized when products are shipped pursuant to sales arrangements with customers and when collectibility is reasonably assured.

Research and development costs:

Research and development costs are expensed as incurred except if development costs are recoverable and directly related to development of new products, processes or systems.

Income taxes:

The Company uses the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Per Share Amounts:

Per share amounts are calculated using the weighted average number of common shares outstanding during the year.  The basic weighted average shares outstanding for the year ended December 31, 2002 was 7,095,552 (December 31, 2001 – 7,252,764, December 31, 2000 – 7,100,815).  The diluted weighted average shares outstanding for the year ended December 31, 2002 was 7,455,833.  For the years ended December 31, 2001 and 2000 the diluted weighted average shares outstanding were in all material respects the same as the basic weighted average shares outstanding.  Diluted per share amounts are calculated using the treasury stock method.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new Canadian accounting standard relating to stock-based compensation.  Under this standard, the Company follows the settlement date method of accounting for stock options granted to employees and the fair value method for stock options granted to non-employees.  The Company discloses the pro-forma effect on income of accounting for stock options awarded to employees under the fair value method (see note 7).

Comparative figures:

Certain comparative information has been restated to conform with the current year’s presentation.

Change in accounting policy:

In 2000, the Company adopted the new Canadian accounting standard relating to earnings per share. The new standard requires the use of the treasury stock method for calculating diluted earnings per share. Under this method all options whose average price is less than or equal to the average share price for the period to date are considered outstanding and all convertible securities are considered to be converted at the average share price for the period. The Company adopted this section retroactively with restatement of all previous periods, effective December 31, 2000. There was no impact on loss per share for the years ended December 31, 2001 and 2000.

1.              Business acquisitions:

On December 6, 2001 the Company acquired the eMerchant Pro hosting property for consideration of $34,418.  The acquisition has been accounted for by the purchase method, and accordingly the results of the operations of the eMerchant Pro hosting property has been included in these financial statements from December 6, 2001.  The entire purchase price has been allocated to purchased customer list which is being amortized on a straight-line basis over five years.

On November 24, 2000 the Company acquired the iNet Mall and Anthill.com website properties and an account receivable valued at $225,000 for consideration of $375,000, consisting of 500,000 pre-consolidation common shares valued at $1.00 per share which approximated the fair value at that date and $100,000 cash. The 500,000 pre-consolidation common shares issued pursuant to the acquisition were to be held in escrow and released based on the achievement of performance milestones specified in the acquisition agreement.  At December 31, 2000, 225,000 of the pre-consolidation common shares remained in escrow.  Due to the contingent nature of the contract, no consideration was recorded with respect to the 225,000 escrowed pre-consolidation shares.  During 2001 the performance milestones specified in the acquisition agreement were not achieved resulting in the shares held in escrow being cancelled.  The acquisition has been accounted for by the purchase method, and accordingly the results of the operations of the iNet Mall and Anthill.com website properties have been included in these financial statements from November 24, 2000.   The excess of the purchase price over the fair value of net identifiable assets acquired was allocated to goodwill in the amount of $150,000 and up to December 31, 2001 was being amortized on a straight-line basis over seven years.

On May 17, 2000 the Company acquired the Webtailer website property for consideration of $415,486, consisting of 222,222 pre-consolidation common shares of the Company valued at their market price of $1.87 per share. The acquisition has been accounted for by the purchase method, and accordingly the results of the operations of the Webtailer website have been included in these financial statements from May 17, 2000.  The entire purchase price was allocated to goodwill.

On May 10, 2000 the Company acquired the Choicemall website property for consideration of $3,393,800, consisting of 1,000,000 pre-consolidation common shares of the Company and debt of $1,300,000.  The acquisition has been accounted for by the purchase method, and accordingly the results of the operations of the Choicemall website have been included in these financial statements from May 10, 2000.  The excess of the purchase price over the fair value of net identifiable assets acquired was allocated to goodwill in the amount of $3,393,800 and up to December 31, 2001 was being amortized on a straight-line basis over seven years.

2.              Note receivable

The Company has advanced $500,000 to a private company.  The advance was secured by all of the assets of the private company.  Subsequent to the end of the year the Company enforced its security and collected on the note by acquiring title to furniture and equipment, software, inventory and in process research and development.

3.              Capital assets:

2002	Cost	Accumulated depreciation	Net book value

Sound source and control equipment	$544,872	$514,948	$29,924
Real time systems	905,534	893,349	12,185
Furniture and fixtures	353,827	307,763	46,064
Computer equipment	808,650	608,628	200,022
Software and production tooling	1,348,395	889,037	459,358

	$3,961,278	$3,213,725	$747,553

2001	Cost	Accumulated depreciation	Net book value

Sound source and control equipment	$538,812	$506,839	$31,973
Real time systems	905,534	888,126	17,408
Furniture and fixtures	353,827	297,021	56,806
Computer equipment	756,215	547,392	208,823
Software and production tooling	1,214,729	596,962	617,767

	$3,769,117	$2,836,340	$932,777

Included in the accumulated depreciation above for software and production tooling is a current year asset impairment charge of $100,000 (2001 - nil, 2000 - $383,750).  The impairment charge was measured based on projected future operating cash flows of purchased software.

4.              Goodwill

2002 and 2001	Cost	Accumulated amortization	Net book value

Goodwill	$9,894,777	$7,710,188	$2,184,589

5.              Other intangible assets:

2002	Cost	Accumulated amortization	Net book value

Patents and trademarks	$780,503	$594,266	$186,237
Purchased customer list	34,418	6,884	27,534
	$814,921	$601,150	$213,771

2001	Cost	Accumulated amortization	Net book value

Patents and trademarks	$728,065	$514,931	$213,134
Purchased customer list	34,418	—	34,418
	$762,483	$514,931	$247,552

6.              Share capital:

On June 28, 2001, the shareholders of the Company authorized the board of directors to approve a share consolidation on the common shares of the Company.  On July 3, 2001 the Directors of the Company approved a share consolidation on the basis of one new common share for every four outstanding old common shares.  This consolidation was implemented effective July 9, 2001.  All references to income and loss per common share, and common shares repurchased and outstanding, have been restated to reflect the impact of the July 9, 2001 reverse stock split, on a retroactive basis.

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance at December 31, 1999	6,666,925	$39,635,463

Issued for cash:
On exercise of warrants and options	15,750	137,970
On exercise of options granted to directors and employees	82,625	739,603
Private placement	180,909	2,030,000
Business acquisitions (note 1)	374,305	2,784,286
Acquisition of assets	28,750	258,750
Repurchase of common shares	(22,500)	(158,638)
Share subscription paid	—	(150,340)
Shares held in escrow (note 1)	56,250	—

Balance at December 31, 2000	7,383,014	$45,277,094

Additional shares issued due to conditions of reverse stock split	425	—
Repurchase of common shares	(241,615)	(1,539,468)
Cancellation of shares held in escrow (note 1)	(56,250)	—

Balance at December 31, 2001	7,085,574	$43,737,626

Issued for cash on exercise of options	70,500	34,815
Additional paid-in-capital stock options (note 7)	—	4,870
Additional paid-in capital warrants (note 8)	—	108,725

Balance at December 31, 2002	7,156,074	$43,886,036

In 2001 year, the Company repurchased 241,615 common shares for $430,800.  The excess of the average cost of the shares over the purchase price amounting to $1,108,668 has been assigned to contributed surplus.

7.              Stock option plan:

The Company has Stock Option Plans under which the Board of Directors may grant stock options to directors, officers, consultants and employees for the purchase of authorized but unissued common shares.  At December 31, 2002, stock options to purchase 1,595,922 common shares were outstanding and 349,696 shares are reserved for issuance under the option plans.  The stock options are exercisable at prices ranging from $0.47 to $12.24 per share and expire on various dates between 2002 and 2012.

During the year ended December 31, 2002, the Company granted 411,000 options to employees, directors and officers (2001 – 1,137,310, 2000 - 147,611) with exercise prices at or greater than the market price of the Company’s stock on the date of grant.  Of the 411,000 options granted during the year ended December 31, 2002, 36,000 options vested at the time of granting.  The remaining 405,000 options vest at various times depending upon individual specified performance criteria being met.  No compensation cost is recorded in the Company’s statement of operations and deficit.  Had compensation cost for stock options granted to employees been determined based on the fair value method, the company’s pro-forma net income would have been decreased by $8,478 to $1,120,474 and net income per common share would be unchanged at $0.16 per share.

During 2002 the Company granted 35,000 stock options in connection with services performed by third parties.  These options are exercisable at $1.75 and expire March 31, 2006.   Of these options, 5,000 had vested as of December 31, 2002, and the remaining 30,000 vest during 2003.  The fair value of the vested options granted is estimated on the day of grant using the Black Scholes option pricing model with the following assumptions; risk free interest rate – 4.5%, volatility – 80%, expected option life (in years)  – 3, dividend yield – 0%.  $4,870 has been charged to income for these options in 2002. During 2001 and 2000 the Company did not issue any stock options in connection with services performed by third parties.

Changes in options granted during the years ended December 31, 2002, 2001 and 2000 were as follows:

	Number of Shares	Exercise price per share	Weighted average exercise price
Balance at December 31, 1999	1,236,784	6.12 – 14.00	9.08

Granted	147,611	6.00 – 9.00	8.44
Exercised	(98,375)	6.12 – 12.24	8.76
Cancelled or expired	(416,621)	6.00 – 12.24	9.56
Repriced
Previous	(131,625)	10.00 – 14.00	12.04
New	131,625	9.00 – 9.00	9.00

Balance at December 31, 2000	869,399	6.00 – 12.24	8.32

Granted	1,137,310	0.47 – 2.12	0.76
Cancelled or expired	(186,109)	6.00 – 9.00	8.43

Balance at December 31, 2001	1,820,600	0.47 – 12.24	3.59

	Number of Shares	Exercise price per share	Weighted average exercise price
Balance at December 31, 2001	1,820,600	0.47 – 12.24	3.59

Granted	446,000	0.57 – 1.75	0.96
Exercised	(70,500)	0.47 – 0.75	0.49
Cancelled or expired	(600,178)	2.12 – 12.00	8.18

Balance at December 31, 2002	1,595,922	$0.47 – 12.24	$1.26

The following table summarizes the information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$0.47	565,297	3.7	$0.47	510,297	$0.47
0.57 to 0.62	275,000	8.2	0.61	—	—
1.04	501,638	3.5	1.04	420,203	1.04
1.65 to 2.12	168,000	3.8	1.76	38,000	2.07
6.00 to 12.24	85,987	2.1	8.93	85,987	8.93

	1,595,922			1,054,487

8.     Warrants

During 2002, the Company issued 250,000 common share purchase warrants as consideration for services received.  Each warrant entitles the holder to acquire one common share of the Company for $1.04 per share and expire March 25, 2007.  The company has entered into an agreement to issue an additional 250,000 common share purchase warrants under the same conditions and terms provided certain performance criteria are met.

The fair value of the warrants was determined to be $ 108,725, was capitalized to software and production tooling, and was calculated using the Black Scholes pricing model with the following weighted average assumptions:

Risk free interest rate	4.5%
Volatility	80%
Life of the warrant	4.5 years
Dividend yield	0%

9.     Adjusted net income and earnings per share

	2001	2000
Reported net loss	$(732,910)	$(9,207,834)
Add back amortization of goodwill	459,511	1,731,684

Adjusted net loss	$(273,399)	$(7,476,150)

Adjusted net loss per share	$(0.04)	$(1.05)

10.       Changes in non-cash working capital balances:

	2002	2001	2000

Accounts receivable	$(490,274)	$727,696	$148,108
Inventory	12,132	19,844	167,040
Deposits and prepaid expenses	26,691	15,087	226,823
Accounts payable and accrued liabilities	(83,832)	(48,139)	(147,784)
Deferred revenue	112,229	(971)	(918,865)

	$(423,054)	$713,517	$(524,678)

11.       Income taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the income (loss) for the year.  The reasons for the differences are as follows:

	2002	2001	2000

Income (loss) for the year	$1,128,952	$(732,910)	$(9,207,834)

Combined Canadian Federal and Provincial statutory rate	39.24%	42.12%	44.62%

Computed tax (recovery)	443,001	(308,702)	(4,108,536)

Increase (decrease) resulting from:
Unrealized (realized) benefit of future tax assets	(450,988)	193,127	2,749,000
Income taxes computed at different rates in the United States	7,987	115,575	1,424,498
Reduction of unrealized future tax assets for enacted changes in income tax rates	—	—	(690,000)
Non deductible amortization	—	—	625,038

Actual expense (recovery)	$—	$—	$—

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2002	2001	2000

Future income tax assets:
Capital assets	$564,000	$—	$564,000	$402,000	$372,000
Share issue costs	6,000	—	6,000	6,000	6,000
Loss and SRED carryforwards	2,664,000	4,411,000	7,075,000	7,659,000	8,285,000
Intangible assets	133,000	1,581,000	1,714,000	1,845,000	1,898,000
Investments	—	158,000	158,000	153,000	567,000
	3,367,000	6,150,000	9,517,000	10,065,000	11,128,000
Less: Valuation allowance	(3,367,000)	(6,150,000)	(9,517,000)	(10,065,000)	(11,128,000)

Net future tax assets	$—	$—	$—	$—	$—

The Company has Canadian non-capital loss carry-forwards in the amount of $3,894,000 which expire at various dates between 2003 and 2008 and Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards in the amount of $3,523,000 which have no expiry.  The Company also has United States net operating loss carry-forwards in the amount of $12,604,000 which expire at various dates between 2004 and 2022.

12.       Segmented information:

The Company operates in two operating segments consisting of Audio Projects (Audio) and E-Commerce Products. (“E-Commerce”).  Audio involves the developing and marketing of sound localization technology for use in various industries. E-Commerce involves the developing and marketing of internet business services.

For Audio products, during 2002 76% of total audio revenue arose from two customers, each of which individually provided greater than 10% of total revenues.  For 2001, 65% of total revenue arose from two customers, each of which individually provided greater than 10% of total revenues.  For 2000, 63% of total revenue arose from three customers, each of which individually provided greater than 10% of total revenues.

For E-Commerce products, during 2002 and 2001 no one customer contributed to more than 10% of total E-Commerce revenue. For 2000, 64% of total E-Commerce revenue arose from two customers, each of which individually resulted in greater than 10% total revenues.

2002	Audio	E-Commerce	Total

Revenues	$3,649,238	$575,073	$4,224,311
Interest revenue	25,867	1,402	27,269
Amortization of capital assets	410,633	57,230	467,863
Segment profit	1,027,351	101,601	1,128,952
Segment assets	4,844,886	2,426,880	7,271,766
Goodwill	—	2,184,589	2,184,589
Expenditures for segment capital assets	263,554	103	263,657

2001	Audio	E-Commerce	Total

Revenues	$2,454,800	$571,194	$3,025,994
Interest revenue	73,094	425	73,519
Amortization of capital assets	306,885	64,756	371,641
Segment profit (loss)	384,429	(1,117,339)	(732,910)
Segment assets	3,463,729	2,502,278	5,966,007
Goodwill	—	2,184,589	2,184,589
Expenditures for segment capital assets	132,021	39,539	171,560

2000	Audio	E-Commerce	Total

Revenues	$3,025,102	$1,443,900	$4,469,002
Interest revenue	145,770	4,959	150,729
Amortization of capital assets	206,209	88,600	294,809
Segment profit (loss)	(522,875)	(8,684,959)	(9,207,834)
Segment assets	4,284,459	3,444,368	7,728,827
Goodwill	—	2,644,100	2,644,100
Expenditures for segment capital assets	332,078	10,530	342,608

Geographic information	2002 Revenue	2001 Revenue	2000 Revenue

Canada	$3,443	$5,669	$2,179
United States	3,636,657	2,607,868	3,736,159
Asia	584,211	412,457	730,664

	$4,224,311	$3,025,994	$4,469,002

As at December 31, 2002 substantially all of the Company’s product assets and employees were located in Canada.  As at December 31, 2001 substantially all of the Company’s Audio product assets and employees were located in Canada and substantially all of the Company’s E-Commerce product assets were located in the Untied States.

13.       Financial instruments and risk management:

The fair values of financial assets and liabilities approximate their carrying values at December 31, 2002.

The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables.  Foreign currency risk arising from a decline in the relative value of the Canadian dollar is managed to the extent that Canadian dollar denominated cash and receivables are equal to or exceed Canadian dollar payables.  The Company has not, at December 31, 2002, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

The Company is exposed to credit risk on its accounts receivable, royalties receivable and accrued revenue.  As at December 31, 2002 there were outstanding accounts receivable balances from one entity which comprised 74% of the total balance.  As at December 31, 2001 there were outstanding accounts receivable balances from two entities which comprised 45% and 22% of the total balance. The entities are primarily located in the United States.  These amounts have been collected subsequent to the year end.

14.       Commitments and contingencies:

The Company is involved in litigation and claims which arise from time to time in the normal course of business.  In the opinion of management, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position of the Company.

During the year the Company resolved an outstanding contingency relating to an employment contract that expired September 30, 2002 by putting in place an individual pension plan for the individual.  Subsequent to the year end, $ 55,189 was contributed to the plan as a past service cost.

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2002 to make the following minimum lease payments over the next four years:

2002	$67,683
2003	12,221
2004	12,221
2005	4,074

$96,199

15.       United States accounting principles:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canada GAAP”).  Any differences in United States generally accepted accounting principles (“US GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)          The Company follows SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” for purposes of reconciling to US GAAP.  Long-term investments consist of equity securities.  The Company has classified its equity securities which are listed on a recognized public stock exchange as available-for-sale.

Available-for-sale securities are recorded at fair value.  Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.  Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value.  The impairment is charged to earnings and a new cost basis for the security is established.  Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method.  Dividend and interest income are recognized when earned.

(b)         The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to US GAAP.  Under US GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet.    The Company has recorded unrealized holding gains and related unrealized future income tax expense on investments classified as “available for sale” securities under US GAAP.

(c)          The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to US GAAP.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.  In addition, variable accounting would be applied to stock options that have been repriced, whereby compensation expense would be recorded or recovered on the date of reporting only if the current market price of the underlying stock exceeded the exercise price.  SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.  As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123.  Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.

(d)         Under US GAAP a portion of the excess of the purchase price over the fair value of net identifiable assets acquired upon the acquisition of Virtual Spin, Inc. in 1999 were allocated to assets to be used in research and development activities and were expensed at the date of the business combination.  Under Canadian GAAP these amounts are allocated to goodwill.

The effect on the loss for each of the years in the three year period ended December 31, 2002 of the differences between Canadian and United States accounting principles is summarized as follows:

	Years ended December 31,
	2002	2001	2000

Income (loss) for the year as reported in accordance with Canadian GAAP	$1,128,952	$(732,910)	$(9,207,834)
Amortization of acquired in-process research and development	—	—	1,400,802

Income (loss) under US GAAP	$1,128,952	$(732,910)	$(7,807,032)

Income (loss) per share under US GAAP	$0.16	$(0.10)	$(1.10)

The components of comprehensive income are as follows:

	Years ended December 31,
	2002	2001	2000

Income (loss) under US GAAP	$1,128,952	$(732,910)	$(7,807,032)
Other comprehensive income (loss):
Recovery of other comprehensive income (loss) through sale of investments	—	151,943	—
Change in fair values of available for sale long-term investments	—	—	(151,943)
Write down of investment through net loss	—	—	370,900

Comprehensive income (loss)	$1,128,952	$(580,967)	$(7,588,075)

Accumulated other comprehensive income (loss) beginning of year	$—	$(151,943)	$(370,900)
Accumulated other comprehensive income (loss) end of year	$—	$—	$(151,943)

For Canadian GAAP presentation of the statement of operations, depreciation and amortization, and impairment of asset charges have been excluded from the calculation of operating profit (loss).  United States GAAP requires that those charges be included in the calculation of operating profit (loss).

There was no difference in the weighted average number of shares outstanding in the years ended December 31, 2002, 2001 and 2000 under Canadian and United States accounting principles.

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted accounting principles is as follows:

December 31, 2002	As reported in accordance with Canadian GAAP	Differences	Under US GAAP

Current assets	$3,625,853	$—	$3,625,853
Note receivable	500,000	—	500,000
Capital assets	933,790	—	933,790
Intangible assets	2,212,123	—	2,212,123
	$7,271,766	$—	$7,271,766

Current liabilities	$341,405	$—	$341,405
Shareholder’s equity:
Common shares	43,886,036	202,058	44,088,094
Contributed Surplus	1,114,316		1,114,316
Deficit	(38,069,991)	(202,058)	(38,272,049)

	$7,271,766	$—	$7,271,766

December 31, 2001	As reported in accordance with Canadian GAAP	Differences	Under US GAAP

Current assets	$2,601,089	$—	$2,601,089
Capital assets	1,145,911	—	1,145,911
Intangible assets	2,219,007	—	2,219,007

	$5,966,007	$—	$5,966,007

Current liabilities	$313,008	$—	$313,008
Shareholder’s equity:
Common shares	43,737,626	202,058	43,939,684
Contributed surplus	1,114,316	—	1,114,316
Deficit	(39,198,943)	(202,058)	(39,401,001)

	$5,966,007	$—	$5,966,007

Included in the current liabilities above are accrued liabilities of $109,178 in 2002 and $149,368 in 2001.

During the years ended December 31, 2002, 2001 and 2000 the Company granted options to employees, directors and officers.  During 2002, 411,000 options (2001 – 1,137,310, 2000 – 147,611) were granted with exercise prices at or greater than the market price of the Company’s stock on the date of grant.  No compensation cost is recorded in the Company’s statement of operations and deficit.

In addition, in 2000 526,500 stock options were re-priced at greater than the market price of the Company’s stock on the date of re-pricing and at year end.  Accordingly, no compensation cost is recorded in the Company’s statement of operations and deficit for either the granting of the options nor the re-pricing of the options.

The Company has calculated the fair value of stock options granted to employees using the Black Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000

Risk free interest rate	4.5%	4.5%	5.0%
Volatility	80.0%	113.3%	120.0%
Expected option life (in years)	7.5	2.0	2.0
Dividend yield	0%	0%	0%

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income and loss per shares would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000

Net income (loss) under US GAAP:
As reported	$1,128,952	$(732,910)	$(7,807,032)
Pro forma	1,120,474	(1,247,633)	(7,966,758)

Basic income (loss) per common share:
As reported	$0.16	$(0.10)	$(1.10)
Pro forma	0.16	(0.17)	(1.12)

EXIBITS  INDEX

Exhibit No.	Description of Document

1.1	Articles of Continuance of QSound Labs, Inc. (formerly called Archer Communications Inc.). (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.2	By-law No. 1 dated July 2, 2002.

1.3	By-law No. 2 dated May 14, 1991. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.4	Articles of Amendment dated September 3, 1991. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.5	Articles of Amendment dated July 8, 1992. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.6	Articles of Amendment dated June 25, 1993. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.7	Articles of Amendment dated November 26, 1996. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.8	Articles of Amendment dated January 8, 1997. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

4.1	Form of Stock Option Agreement

4.2	QSound Labs, Inc. 1998 Stock Option Plan

4.3	Employment Agreement dated October 1, 2002 between David Gallagher and QSound Labs, Inc.

8.1	List of Subsidiaries

10.1	Certification under section 906 of the Sarbanes-Oxley Act of 2002.

10.2	KPMG Consent of Auditors