Form 20-F
period 2003-12-31
QSOUND LABS INC
filed 2004-03-31
CIK 840518

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from                                          to                                         .

Commission File Number:

0-17212

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares at December 31, 2003:   7,199,244

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X

No

Indicate by check mark which financial statement item the registrant has elect to follow.

Item 17  X

Item 18

TABLE OF CONTENTS

PART I 4
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS 4
A. Directors and Senior Management 4
B. Advisors 4
C. Auditors 4
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 4
A. Offer Statistics 4
B. Method and Expected Timetable 4
ITEM 3. KEY INFORMATION 4
A. Selected Financial Data 4
B. Capitalization and Indebtedness 6
C. Reasons For the Offer and Use of Proceeds 6
D. Risk Factors 6
ITEM 4. INFORMATION ON THE COMPANY 9
A. History and Development of the Company 9
B. Business Overview 10
C. Organizational Structure 18
D. Property, Plants and Equipment 18
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 18
C. Research and Development 23
D. Trends 23
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 24
A. Directors and Senior Management 24
B. Compensation 26
C. Board Practices 26
D. Employees 27
E. Share Ownership 27
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 29
A. Major Shareholders 29
B. Related Party Transactions 29
C. Interests of Experts and Counsel 29
ITEM 8. FINANCIAL INFORMATION 29
A. Consolidated Statements and Other Financial Information 29
B. Significant Changes 30
ITEM 9. THE OFFER AND LISTING 30
A. Offer and Listing Details 30
B. Plan of Distribution 31
C. Markets 31
D. Selling Shareholders 31
ITEM 10. ADDITIONAL INFORMATION 31
A. Share Capital 31
B. Memorandum and Articles of Association 31
C. Material Contracts 33
D. Exchange Controls 33
E. Taxation 33
F. Dividends and Paying Agents 39
G. Statements by Experts 39
H. Documents on display 39
I. Subsidiary Information 39
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 39
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 40
PART II 40
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 40

Note:  All references to dollar amounts in this annual report are stated in United States Dollars unless otherwise stated.  On July 9, 2001 our shareholders approved a one-for-four share consolidation. Unless otherwise indicated, all share and option figures in this annual report have been adjusted retroactively to reflect the share consolidation.

The terms “QSound”, “our company”, “the company”, “we”, “us” and “our” as used in this annual report on Form 20-F (this "annual report") refer to QSound Labs, Inc. and its subsidiaries, including QSound Ltd., QCommerce Inc. and QTelNet Inc., as a combined entity, except where the context requires otherwise.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, reflecting management's current expectations. These statements relate to our future plans, objectives, expectations and intentions. We use words such as  “may,” “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “future” and other similar expressions to identify forward-looking statements.  These forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could contribute to differences include, but are not limited to, those discussed in Item 3.D, entitled “Risk Factors”, and elsewhere in this annual report. The information contained in this annual report is accurate only as of the date of this annual report and we are not obligated to update the forward looking information to reflect actual results or changes in the factors affecting the forward-looking information.

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

The selected data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2003, are derived from the consolidated financial statements of QSound and subsidiaries, which financial statements have been audited by KPMG LLP, chartered accountants, the external auditors for the company.  The consolidated financial statements as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, and the report thereon, are included elsewhere in this report.  These financial statements have been prepared in accordance with generally accepted accounting principles in Canada which, except as indicated in Note 15. to the Consolidated Financial Statements, are also, in all material respects, in accordance with generally accepted accounting principles in the United States.  The financial statements have been audited in accordance with both Canadian and United States Generally Accepted Auditing Standards.

The selected financial data presented below has been prepared in accordance with generally accepted accounting principles in the United States.

Selected Financial Data
Years ended December 31, 2003, 2002, 2001, 2000, and 1999
(Under United States GAAP in United States Dollars)
	2003	2002	2001	2000	1999
Revenue:
Royalties, license fees and product sales	$ 2,043,088	$ 4,224,311	$ 3,025,994	$ 4,469,002	$ 3,625,623
Cost of product sales	(419,837)	(271,530)	(91,438)	(208,298)	(359,613)
	1,623,251	3,952,781	2,934,556	4,260,704	3,266,010
Expenses:
Marketing	1,301,890	895,820	1,074,139	1,360,698	1,630,674
Operations	174,558	235,201	275,077	375,000	-
Product research and development	834,333	643,524	951,017	1,610,436	1,444,389
Administration	583,763	506,028	597,685	802,582	557,402
	2,894,544	2,280,573	2,897,918	4,148,716	3,632,465

Operating profit (loss)	(1,271,293)	1,672,208	36,638	111,988	(366,455)

Depreciation and amortization	(308,717)	(382,662)	(831,193)	(1,135,054)	(543,728)
Impairment of assets	(2,292,743)	(100,000)	-	(5,163,504)	-
Funding past service pension costs	-	(55,189)	-	-	-
Write-down of investments	-	-	(8,300)	(1,515,568)	-
Write-off of acquired in-process research and development	-	-	-	-	(1,489,460)
Interest and other income	41,164	29,833	73,568	154,778	73,116
Gain (loss) on sale of capital assets	2,204	740	6,492	(34,634)	23,714
Estimated fair value of options	-	-	-	-	(9,629)
Other	123,754	(35,978)	(34,442)	(225,048)	-
	(2,434,338)	(543,256)	(769,548)	(7,919,020)	(1,945,987)

Net loss for the year	(3,705,631)	1,128,952	(732,910)	(7,807,032)	(2,312,442)
Deficit, beginning of year	(38,069,991)	(39,198,943)	(38,668,091)	(30,861,059)	(28,548,617)
Repurchase of common shares		-	-	-	-

Deficit, end of year	$(41,775,622)	$(38,069,991)	$(39,401,001)	$(38,668,091)	$(30,861,059)

Comprehensive income (loss)	$ -	$ -	$ (580,976)	$ (7,588,075)	$ (2,683,342)

Income (loss) per common share, basic	$ (0.52)	$ 0.16	$ (0.10)	$ (1.06)	$ (0.19)
Income (loss) per common share, diluted	$ (0.52)	$ 0.15	$ (0.10)	$ (1.06)	$ (0.19)

Total assets	$ 3,776,579	$ 7,271,766	$ 5,966,007	$ 7,576,884	$ 10,101,243

Net assets	$ 3,446,834	$ 6,930,361	$ 5,652,999	$ 6,664,766	$ 8,605,562

Share capital – common shares	$ 44,310,198	$ 44,088,094	$ 43,939,684	$ 45,479,152	$ 39,837,521
Contributed surplus	$ 1,114,316	$ 1,114,316	$ 1,114,316	$ 5,648	$ -
Share capital – common shares issued and outstanding	7,199,244	7,156,074	7,085,574	7,383,014	6,666,925

At March 24, 2004 the exchange rate for Canadian dollars was U.S. $0.7454 per CDN. $1.00.

The high and low exchange rates for each month during the previous six months, and the average rates (average of the exchange rates on the last day of each month during the year) for Canadian dollars from January 1, 1999 to February 29, 2004 based on the closing rates of the Bank of Canada and expressed in U.S. dollars were as follows:

Month                                                         High                            Low

February 2004

0.7631

0.7450

January 2004

0.7867

0.7519

December 2003

0.7726

0.7478

November 2003

0.7698

0.7471

October 2003

0.7669

0.7434

September 2003

0.7424

0.7185

Average

2003 Year

0.7135

2002 Year

0.6368

2001 Year

0.6458

2000 Year

0.6736

1999 Year

0.6752

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

We were not profitable in 2003.  Except for 2002, we have been only marginally profitable in previous years, and we have had to rely on the sale of our common shares, and in the past on debt financing, to fund our business operations.

With the exception of 2002, we have a history of losses and we have had to fund our operations through a combination of equity and debt financings. In 2003 we had revenues of $2,043,088 and expenses of $3,314,381 including cost of products sold of $419,837, resulting in an operating loss of $1,271,293. After depreciation and amortization of $308,717, impairment of assets of $108,154 and impairment of goodwill of $2,184,589, there was a resultant loss of $3,705,631 for the year.  Our loss per share for 2003 was $0.52.  If we are not successful in increasing revenues, or if there is a material increase in our expenses, we may be unable to achieve profitability in the future. We cannot guarantee that we will increase sales of our products and technologies, or that we will successfully develop and market any additional products, or achieve or sustain future profitability, and we may have to rely on the sale of shares and on debt financings in the future. Notwithstanding the stated risk of not achieving profitability in 2004, at December 31, 2003 we had working capital resources available of $2,142,840 which management feels is sufficient capital to carry out our business plan for 2004.

Our audio industry revenues come from a limited number of accounts and a significant change in the performance of these accounts would have a material effect on our revenues.

The sources of our audio industry revenues are limited in number and a reduction in the performance, or expiration or termination, of any of these accounts, or the securing of a new account of similar size, would have a material effect on our revenues.  Our hearing aid license with Starkey Laboratories, which accounted for 30% of our 2003 revenues, expires in the third quarter of 2004. Although we continue to make efforts aimed at broadening our revenue sources, there is no assurance that we will be successful in acquiring new accounts or business relationships.

To succeed in the audio industry we must be able to identify emerging technological and market trends, to enhance our existing technologies and develop new technologies, and to achieve and maintain wide distribution of our products.  If we are not successful we will be unable to become profitable in this industry.

The audio industry is characterized by a number of factors including:

  rapid technological changes

  short technology and product life cycles

  escalating pressure to provide improved audio solutions at increasingly lower prices frequent introduction of new technologies and products

  development of audio enhancement technologies in-house by potential customers

It is important for us to be able to identify emerging trends in the mobile devices, PC multimedia, consumer electronics and Internet audio environments, and to enhance our existing technologies and develop new technologies and products to meet these continually changing market requirements. The development of our products and technologies must continue to focus on technological superiority over the offerings of our competitors while meeting the needs of our customers and potential customers, including competitive pricing and expeditious completion of development. Additionally, there must be sufficient consumer interest in and demand for enhanced audio to motivate our customers to use our products and technologies in their offerings.  If we do not continue to develop premium new technologies and products timely and cost effectively, we will not be able to achieve profitability in the audio industry.

Our success in the audio industry depends upon the performance of our licensees and customers.

Most of our revenues in the audio business are derived from, and we are dependent upon the performance of, our licensees, customers and partners. Factors that contribute to performance of these licensees, customers and partners include, among others:

  end-user demand for their products

  timeliness, quality and pricing of their products

  success or failure of their distribution and commercialization efforts adoption of new business models

  competition in their markets

  manufacturing uncertainties

  general or regional economic conditions

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

We have limited experience with manufacture and distribution of hardware products.

We have not previously engaged to any material extent in the manufacture and distribution of hardware products.  The success of our IP telephony business will depend upon our ability to source competitively priced component parts, partner with low-cost manufacturers, maintain product quality standards, contain operating expenses, finance product inventory and co-ordinate inventory stock quantities with product distribution requirements.

If we fail to obtain product standard certification we will be unable to sell our IP telephony products.

Our IP telephony products must meet certain safety and radio-frequency emission standards. Products that connect to the telephone network must also meet certain standards aimed at protecting the network.  Virtually all countries have developed their own sets of standards, which are not uniform.  If we do not obtain certifications attesting that our products comply with the standards of the country where our equipment will be used, we will be unable to export our products to that country.   We cannot guarantee that we can obtain or maintain required certifications.

Telecommunications failures, computer viruses, breaches of security or terrorist attacks could disrupt our IP telephony and e-commerce businesses.

Internet communications are susceptible to interruptions resulting from factors including telecommunications failures, computer viruses, capacity limitations, breaches of security, terrorist attacks and vandalism. The occurrence of any of these events could affect continued growth of the Internet and reliance upon the Internet as an alternative to the telephone network.  Our e-commerce hosting services are also vulnerable to these interruptions.

Our e-commerce revenues have declined in the past few years and we do not expect growth in this business.

Our e-commerce revenues have declined in the past few years.  Consolidation has become the principal method for acquiring new merchants, and we do not expect organic growth in our merchant base.  Larger service providers may offer their products and services at reduced prices and we may have to adjust our prices accordingly. As new technologies are developed and introduced our e-commerce products may become less attractive to small business merchants.

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

  audio industry: Our major competitors for our audio products are Creative Technology Ltd., which owns Sensaura technology and concentrates on the PC multimedia market; Dolby, SRS Labs, Inc. and Spatializer Audio Laboratories, Inc. which compete with us primarily in the consumer electronics market; DFX which focuses on audio enhancement software plug-ins for Internet media players; and Lake Technology Limited, which is our principal competitor in the headphone audio enhancement area. We also compete with Dolby, SRS and DTS in the multi-channel home theatre market.  Our main competitors in the mobile devices market are Beatnik and DiMAgic.

  electronic commerce industry: We face many competitors in the electronic commerce industry and the number of companies providing products and services similar to ours is increasing at a rapid rate. Examples of competitors are Bigstep, Imergent, Yahoo and Microsoft. These companies sell products and services similar to those we offer, including building Internet-based electronic storefronts, hosting merchant sites and providing marketing services.

  IP telephony industry: We face significant competition in the IP telephony business, including from companies such as Multi-Tech, Mediatrix Telecom and Quintum Technologies.  We expect competition to remain intense as existing communications companies enter into and new entrants emerge in this market.

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

General economic conditions have and may continue to negatively affect our business.

For the past several years the downturn in the economy has resulted in decreased consumer demand for PC and consumer electronics, resulting in decreased business for our audio licensees. In 2003, 2002 and 2001 we experienced revenue decreases from these licensees, and our 2004 revenues from these licensees may sustain further decreases. Uncertain global economic conditions and weakness in the telecommunications industry could have a negative effect on our IP telephony business. Other factors that may influence the global economy and negatively impact our revenues in our audio, e-commerce and IP telephony business segments include terrorist activity, armed hostilities  and public health issues.

The market price of our common shares has been and continues to be volatile.

The trading price of our common shares on the Nasdaq SmallCap Market has been and continues to be volatile.  During the twelve months ending on February 29, 2004 our stock price has ranged from a high of $2.65 to a low of $1.01.  The market price may be affected by announcements of, among other things, new products by our competitors, fluctuations in our operating results, assertions of intellectual property infringement made by us against third parties or by third parties against us and changes in our financial position.

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

Since 1988 QSound's main focus is development, licensing and distribution of audio enhancement algorithms and software to the personal computer and consumer electronics, and previously the entertainment, industries. In 2003 we entered the growing mobile and handheld devices market with the introduction of microQ™, our audio software engine for portable applications. We also refined our QVE™ software audio engine which was introduced in 2002, and launched iQms™2 audio enhancement plug-in for Windows Media Player 9 Series for Windows XP.  Also in 2003 we expanded our scope of activities through the addition of Internet telephony technologies that were acquired and are operated through our subsidiary QTelNet Inc.  Since 1999 our subsidiary QCommerce Inc. provides e-commerce enabling services to small business merchants.

Capital Expenditures

Our principal capital expenditures for each of fiscal year 2003, 2002, and 2001 are detailed in the table below:

	2003	2002	2001
Sound source and control equipment	$ 12,818	$ 6,060	$ 43
Furniture and fixtures	6,747	–	2,553
Computer equipment	94,454	52,435	34,546
Software and production tooling	592,731	138,150	134,418
Patents and trademarks	51,392	52,436	44,730
Total	$ 758,142	$ 249,081	$ 216,290

In fiscal 2003 our divestitures consisted of furniture and fixtures, computer hardware & software, and sound source and control equipment with a combined net book value of $3,857.  In fiscal 2002 our divestitures consisted of computer equipment with a net book value of nil. In fiscal 2001 our divestitures consisted of furniture and fixtures with a cost of $2,000.  Software and production tooling of $383,750 that was allowed for in fiscal 2000 as part of the impairment of assets charge was removed from the capital asset cost base in 2001.

B.  Business Overview

QSound was engaged in three business segments in 2003:

a) Audio Business Segment  Since its inception in 1988 QSound has established itself as one of the world’s leading audio technology companies.  QSound develops, markets and distributes multimedia software solutions and licenses algorithms based on patented, proprietary audio technology portfolio. Our strategy is to focus on new products and technologies targeted for high-growth markets where the technical barriers to entry are high, and where we can lever our audio technology expertise to penetrate the market. We generate revenues by licensing to original equipment manufacturers (“OEM’s”) and chip manufacturers in the mobile and handheld devices, computer multimedia and consumer electronics markets, through sales of QSound-enabled analog chips to consumer electronics manufacturers, and by selling downloadable software products for Internet streaming audio, through third parties and directly, to consumers over the Internet.

b) E-commerce Business Segment Our wholly owned Washington subsidiary QCommerce Inc. provides electronic commerce services that enable electronic commerce for small businesses (eSolutions™). QCommerce eSolutions provide Web merchants with all of the tools necessary to set up and operate an on-line store, and with marketing and advertising services to drive targeted traffic to the store.

c) Internet Telephony Business Segment  Our wholly owned Alberta subsidiary QTelNet Inc. develops and sells Internet telephony software and hardware products.  We target the small to medium sized business and enterprise branch office market, offering Freeride™ low-port density gateways that enable PBX extension and eliminate long distance charges, QTelNet Connect Softswitch software platform that manages VoIP calls and monitors network performance, and Freeride IP telephones.

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

QSOUND Portfolio of Technologies

Our technological efforts concentrate on the development and upgrading of a complete suite of proprietary technologies to cover all aspects of enhanced audio and audio synthesis requirements in the mobile devices, multimedia computer and consumer electronics industries. Additionally, we have developed algorithms for use in digital hearing aids.  The QSOUND portfolio consists of:

  Software Engines

microQ™:  microQ is a modular and scalable software digital audio engine providing functions such as polyphonic ringtones, game sound, music playback, digital effects and recording for portable and embedded applications in the growing hand-held and mobile devices markets.  microQ offers a highly flexible modular architecture, a small memory footprint and support for industry standard (linear and compressed) content formats.  microQ's core components consist of a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, a multi-channel stereo mixer and a sample rate convertor.

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

  3D Audio Algorithms

Q3D™:  Q3D 2.0 is our interactive sound positioning technology, which places multiple individual sounds in specific locations outside of the bounds of stereo speakers and headphones, and positions sound with equal effectiveness via multiple speaker systems.  Q3D 2.0 also includes QSound Environmental Modeling™ (“QEM”™), a reverberation engine which is compatible with the EAX (Environmental Audio Extensions™ ) API from Creative Labs, Inc.

QSURROUND®:  QSURROUND creates virtual surround sound for audio played back over two speaker and headphone entertainment systems.  QSURROUND has been developed by QSound to take advantage of the DVD format and the digital broadcast format, both of which have become standards for music, video game and movie playback. Using QSURROUND, decoded Dolby Digital, Dolby ProLogic® and MPEG2 multi-channel audio streams can be played back over only two speakers, while maintaining the illusion of a multi-speaker system through creation of phantom or “virtual” speakers or headphones, eliminating the need for additional speakers. Dolby Digital and MPEG2 are the current audio standards for DVD-based personal computers and home entertainment systems. QSURROUND has been certified by Dolby Laboratories for use with Dolby Digital and ProLogic.

              QXPANDER®:  QXPANDER processes existing pre-mixed stereo material to provide 3D enhancement for audio played back over traditional two speaker or headphone stereo.

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

QRUMBLE™:   QRUMBLE is a virtual, fully adjustable bass boost that creates dynamic bass effects set to the listener's preference.

  Other

Hearing Aid Technology:  QSound Labs and its joint venture partner the House Ear Institute, a leading hearing research institute based in Los Angeles, (collectively “HEAR”), have developed digital hearing aid technologies that enable sounds to be processed to meet individual needs.  HEAR's technologies reduce feedback, enable automatic adjustments to changing levels of sound, and enhance directional hearing capacity.

Licensing

In 2003 we secured our first design-win for microQ, a license agreement with MiTAC International Corporation and its newly formed mobile products division Mio Technology Corporation, for use of microQ in Mio’s DigiWalker line of next generation smartphones and pocket PC’s.  We also licensed microQ to a leading designer of DSP cores for the cellular and digital multi-media markets. microQ is available for license by the designer’s customers. In 2003 we also entered into license agreements with a fabless semiconductor company and with semiconductor manufacturers Mediatek, NEC and Apogee, all of whom provide our technology as an option to their customers, and in the first quarter of 2004 with a PC OEM. Additional license agreements for QSOUND technologies are in various stages of negotiation.

Under our 2002 three year joint development agreement with Royal Philips Electronics, one of the world's largest electronics companies, Philips is the exclusive manufacturer of soundcards that include our QVE soft audio engine. To date Philips has released Acoustic Edge, Seismic Edge, Sonic Edge, Dynamic Edge and Aurilium soundcards, and has announced the release of DGX220 USB Speakers, all powered by the QVE audio engine branded as SoundAgent2.  Philips also has the right of first refusal to develop, manufacture and distribute QMSS based products. Philips paid an upfront fee creditable against future royalties, and has agreed to pay ongoing royalties.  We also granted to Philips 500,000 warrants currently exercisable at $1.04 per share and a right of first refusal to acquire control of our company.

Our analog chip manufacturer licensees are Mitsumi Electric Co., Ltd., Renesas Technology Corp. (formerly Mitsubishi Electric Corporation) and Nippon Precision Circuits Inc. Mitsumi has the right to distribute QXPANDER chips in Japan, Europe and Asia and we distribute these chips in the rest of the world.  We have the right to distribute Mitsumi-manufactured QMDV chips world-wide.  Renesas has the right to market and distribute QSOUND-enhanced chips world-wide except in China and Hong Kong, where we sell these chips.  NPC distributes QSOUND-enhanced chips to Japanese companies and we sell these chips to Japanese and non-Japanese companies.

Our business model consists of licensing QSOUND technologies to OEM’s, to semiconductor companies which manufacture and sell QSOUND enhanced chips, to semiconductor and chip design companies that include QSOUND as an option, and to their OEM customers that opt to use QSOUND.  We also purchase and resell QSOUND enhanced analog chips to OEM’s. Licenses are negotiated on an individual basis.  Some of our license agreements provide for per-unit payments and others are on a fixed periodic payment or lump sum payment basis, and in some cases licensees pay engineering fees. The agreements do not have volume requirements and generally may be terminated by the licensee or by QSound without a prescribed financial penalty.

QSOUND technologies are currently shipped in:

  PC’s and PC peripherals including sound cards, speakers and monitors stereo systems

  MP3 players

  home theatre systems, TV’s and VCR’s

  DVD players

  amplified and USB speakers

  video games

The following is a partial list of OEM's whose products include QSOUND technologies:

Addonics

AIWA

Amstrad International Ltd.

Arts Electronics Co. Ltd.

Atherton

AudioVox

Best Union

Cawa Industrial

ChangHong Electronics

CHIC

Digital Science

Fidek

Fujitsu

Go-Video

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

Yusan Industrial

Zoltrix

Jointek

Our DSP semiconductor licensees include:

AKM

Apogee

MediaTek

Motorola

NEC

Philips Semiconductor

Texas Instruments

TVIA

Zoran

In August 1999, Starkey Laboratories, Inc. introduced Cetera digital hearing aids that used HEAR's binaural localization technology. Also, in 1999 Starkey, QSound and House Ear amended their license agreement to add royalties for non-Cetera digital hearing aids sold by Starkey.  The North American (excluding Mexico) portion of the license expired in February, 2003 and the license for the rest of the world will expire in the third quarter of 2004. Currently, Starkey is shipping non-Cetera digital hearing aids.

Downloadable Software Products

QSound has several standalone software products as well as plug-in products for most media players and certain authoring tools. The majority of revenues to date have been derived from the plug-in products through distribution by third parties over the Internet.

We have an agreement for distribution of our iQfx® family of software products with RealNetworks Inc., a leader in media delivery on the Internet. The iQfx family enhances playback of content over all of RealNetworks' media players. Our third generation iQfx3 plug-in is made exclusively for RealNetworks' RealOne Player®. Since the 2002 introduction of the RealOne Player and the concurrent change in RealNetworks' business model, revenues from sales of iQfx3 have decreased from past years' levels. RealNetworks continues to sell iQfx3, and the changes in strategy are not reflective of iQfx3’s sales performance.

In  January, 2003 we introduced the iQms2 plug-in for Windows Media Player 9 Series for Windows XP, and in February, 2003 we released the QDVD plug-in for Intervideo’s popular DVD player, WinDVD.

QMAX® II is our universal plug-in for Internet streaming audio, and works with any sound source, including Windows Media Player, WinAmp, WinAmp3, MusicMatch, RealOne, RealPlayer, MediaJukeBox and Sonique.  QMAX II intercepts the audio player output and applies realtime processing to optimize speaker and headphone audio. We have also developed and distribute custom plug-ins for Microsoft Windows Media Player 9 Series, WinDVD, WinAmp, Linux platforms, MusicMatch and UltraPlayer.

AudioPix® is a standalone software product that enables Web users to combine images with music to create their own personalized multimedia presentations for personal or business use.  A free version of AudioPix is included on Kodak Picture CD pursuant to a distribution agreement entered into in April, 2000 with the Eastman Kodak Company, and AudioPix Pro is certified “Kodak Picture Friendly” by Kodak. AudioPix and AudioPix Pro are available for purchase from our Web site www.audiopix.com.

We distribute our downloadable consumer software from our Web sites www.3dsoundstore.com, www.qsound.com and www.audiopix.com.

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

E-commerce Business Segment

QCommerce provides electronic commerce enabling services to small businesses (eSolutions™). We provide Web merchants with all of the tools necessary to set up and operate an on-line store, including custom design and programming, domain name registration, hosting, merchant credit card account set-up, technical support services and marketing and advertising services to drive targeted traffic to the store.

QCommerce derives its revenues from monthly service subscription fees paid by merchants for on-line storefront hosting and related services.

We offer the following products for use by our online merchants:

QCart ™ is a full-featured Internet-based catalog and transaction system that allows a merchant’s customers to browse products and purchase them using an optional on-line, real-time secure credit card authorization and verification system, or by manually downloading orders directly from our administration area.  QCart’s robust database management system gives the merchant full control over administration processes including pricing data, accounting information and detailed customer order records.

emerchantPro™ user-friendly software products help small businesses build e-commerce web sites, catalog and sell their products or services online, process and ship orders, report on their web businesses and initiate live chats with customers to maximize sales.  Web sites can be up and running in minutes with professional and interactive results.

Choiceworld™.com shopping portal is an on-line shopping directory that drives targeted traffic to a merchant’s on-line store and makes shopping more convenient for consumers through expanded category listings, detailed site descriptors, and a product oriented search engine. Choiceworld.com is listed in many of LookSmart’s network of search services such as Lycos, InfoSpace, RoadRunner, CNET and LookSmart.com.

IP Telephony Business Segment

Our wholly-owned subsidiary QTelNet Inc. develops and sells Internet protocol telephony systems under the brand-name FreeRide™.

Since the late 19th century, the Public Switched Telephone Network (“PSTN”) has been developed as a means of providing real-time, two way interactive voice communications. Originally a network of fixed-line analog telephone systems, the PSTN is now almost entirely digital except for the final connection to the subscriber (the “last mile”). The first digital switches were developed in the mid 1970s, and with the subsequent adoption of fiber technology, the PSTN network core has become primarily digital. This means that the analog voice spoken into a phone travels from the home or business to a phone company facility called a central office, where it is converted into data packets for transmission through the PSTN core, and then converted back into analog voice at a central office near the receiving end of the call. This analog to digital conversion has remained at the core of the network, however, because while the core of the phone company’s network has sufficient bandwidth to transport digitized voice, the bandwidth of the “last mile” has not been sufficient to support digital voice traffic.

One of the primary reasons that voice over packet networks, or Voice over Internet Protocol (“VoIP”) has taken longer for adoption at the business level than applications such as email, for example, is that the bandwidth requirements for a real-time application are much more stringent than for non real-time applications. A user does not know if an email, which is a non real-time application, has experienced network congestion because while the email may be delayed, it still arrives intact. The result of network congestion for real-time applications such as voice is experienced as missed words in a conversation, which is not acceptable for business use. For this reason, while the Internet provides a ubiquitous network, the route which a VoIP call may take across the Internet at any given time may be different, and while sometimes the call may go from end to end with sufficient bandwidth, at other times a call may run into network congestion and either drop voice packets or be terminated due to lack of bandwidth.

VoIP is now experiencing robust growth, primarily due to developments that occurred in the mid to late 1990s to overcome some of the issues affecting business deployment of VoIP. These developments include broadband access such as DSL, Virtual Private Networks (“VPN”) and converged networks.

Broadband access such as DSL provides the bandwidth needed for VoIP applications to work across the “last mile” to the subscriber, whether it is a business or a home. The recent growth in consumer VoIP services is largely based on broadband access to the home, and the FCC reports that of the 23.5 million high-speed lines in service in the US as of June 2003, 20.6 million of them served residential and small business subscribers1.  VPN’s add the ability to create a secure, virtual “pipeline” across the Internet, with the ability to guarantee the bandwidth requirements for VoIP calls.

The concept for converged, or unified networks is that almost all enterprises that have multiple locations maintain two completely separate, expensive networks; the telephone network, typically using an in-house Private Branch Exchange (“PBX”) system, and a separate data network to share email and other data communications between locations. By converting the voice network to VoIP, the enterprise can achieve greater efficiency and cost savings by utilizing one unified network. The conversion to VoIP within enterprises is rapidly gaining momentum, as all of the major PBX vendors are now offering equipment that allows an enterprise to gradually migrate to VoIP and build the utilization of a converged network.

Our wholly owned subsidiary QTelNet Inc., which develops and sells VoIP systems under the brand name FreeRide™, is in a position to take advantage of the growth in the VoIP market. QTelNet develops and sells VoIP telephones and gateways, which convert analog voice to digital packets in much the same way the telephone companies make that conversion in the core of their network. A FreeRide telephone or gateway is a stand-alone product that allows a user to place high quality phone calls bypassing the PSTN and therefore eliminating long distance charges for inter-office phone calls. FreeRide products connect to the same broadband Internet connection, or company intranet network, as the computer, but do not require a computer to operate. At least one FreeRide component is required for each interconnected office.

Targeted at the small and medium sized business and enterprise branch office market, the typical QTelNet customer has multiple locations (offices or homes) having intranet or broadband capabilities, and consistent voice traffic between locations. Businesses with widespread locations, such as international offices, can recognize a rapid return on investment due to bypassing long distance toll charges between locations. QTelNet solutions are both flexible and scaleable to meet the varied needs of these businesses.

Large enterprise organizations with hundreds of employees in multiple locations can justify spending tens of thousands of dollars on VoIP infrastructure, such as IP PBXs and IP gateways, because of the cost savings they can recognize from a VoIP strategy. Using combinations of FreeRide IP phones and gateways, small businesses can take advantage of the same cost savings using VoIP, only on a smaller scale with FreeRide low port-density gateways, without needing to replace or upgrade their current equipment investment, and with the only investment being the cost of the FreeRide equipment.

Some examples of cost saving VoIP applications for small businesses using FreeRide gateways and IP telephones include:

  As a point-to-point application, eliminating high long distance charges for direct phone calls between two locations that may be a great distance apart and have high voice traffic.

  As a telecommuter application, eliminating long distance charges from remote offices by connecting them to the office PBX so that they may work remotely as if they were at the office location.

  As a low cost alternative for adding local telephones and extensions to an existing PBX that has reached its capacity, rather than upgrading or replacing the PBX.

  As a low cost alternative for connecting PBX extensions in different offices, allowing workers to use their existing desk phones to call through their PBX to workers on a PBX at a different location, essentially extending the PBX functionality in each office to include both offices.

  As a toll-free trunk line between office PBXs in different locations, linking voice traffic between PBXs via the Internet and bypassing long distance toll charges for the voice traffic between PBXs in the different offices.

QTelNet Connect is a software platform, or softswitch, that adds scalability and manageability to business VoIP deployments as they grow in size. By managing and tracking calls, monitoring network performance and providing alarms, and providing interworking between standards (SIP and H.323), QTelNet Connect provides a network manager the ability to grow and manage multiple VoIP networks.  Additionally, the softswitch serves as a platform for hosting next generation applications to allow for further scalability. As a distributed set of software applications, the QTelNet Connect components can be managed remotely, and located geographically where it makes the most sense from network architecture aspects.

In April, 2003 QTelNet acquired all of the assets of e-tel Corporation, consisting primarily of Internet telephony-enabling software, hardware inventory and trademark rights, for the purchase price of approximately $525,000 which was paid by way of cash and an offset of $500,000 against a secured claim in the principal amount of $500,000 owed by e-tel to QSound.

Since the acquisition QTelNet has focused on development of this business segment through product improvement, manufacturing efficiencies and marketing efforts. We upgraded and added functionalities to our software, re-designed the internal layout and external features of our gateways, and secured a cost-effective, overseas manufacturing partner. On the marketing side we worked to establish a worldwide dealer network, resulting in dealers in the United States, Canada, Mexico, Europe, Asia and Africa, we entered into an OEM agreement with Telrad Connegy, and we retained sales and marketing managers with extensive industry experience.   We continue to explore opportunities to expand our product line.

1 High-Speed Services for Internet Access: Status as of June 30, 2003, FCC Industry Analysis and Technology Division, Wireline Competition Bureau, December 2003 Report available at www.fcc.gov/wcb/stats.

Revenues by Business Segment

In fiscal 2003, our revenues were $1,511,312 from the audio business segment, $346,456 from the e-commerce business segment and $185,320 from the Internet telephony segment.  In fiscal 2002, our revenues were $3,649,238 from the audio business segment and $575,073 from the e-commerce business segment.  In fiscal 2001, our revenues were $2,454,800 from the audio business segment and $571,194 from the e-commerce business segment.

Revenues by Geographic Market

Audio Business:  In 2003 product sales revenue was split between the United States and Asia and royalty revenue came primarily from the United States. In 2002 product sales, royalty and licensing revenue came primarily from the United States. In 2001 product sales revenue came primarily from the United States and license and royalty revenue was split between the United States and Asia.

E-commerce Business: Revenue for our e-commerce business segment has come primarily from the United States in 2003, 2002 and 2001.

Internet Telephony Business:  Almost two-thirds of our 2003 Internet telephony revenue came from the United States, approximately one-third was from Canada and the remaining five per-cent was split among Asia, Europe, Africa and Mexico.

Seasonality

We generally experience increased royalty revenues in our audio business segment in the second and third quarters for consumer electronics and PC sales, all related to the Christmas shopping season. These sales activities decrease during the fourth and first quarters. In 2003 we did not experience any seasonal changes in our e-commerce business segment.  All revenue from e-commerce was subscription based, and this base remained relatively constant throughout the year. Our IP telephony business did not undergo any seasonal changes in 2003.  Overall, seasonality does not have a material effect on our business.

Marketing Channels

Audio Business:  Our audio business segment sales and marketing activities are carried out by in-house employees and by representatives and agents in Asia that cover Japan, Hong Kong, China, Taiwan, Singapore, South Korea, Malaysia, Thailand, Philippines, India and Indonesia.  In addition, certain of our semiconductor licensees market and promote their QSOUND-enhanced products to third parties worldwide.  We distribute our downloadable software products through business partners, participants in our affiliate marketing program, and from our own web sites.

E-commerce Business: Our e-commerce business segment sales and marketing activities are carried on by our direct sales staff.

Internet Telephony Business:  Sales and marketing activities of our IP telephony products are directed and carried out by QTelNet’s sales and marketing managers and employees.  QTelNet continues to expand the world-wide network of dealers that the company has been in the process of establishing since April, 2003.

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

We hold fifteen patents in the United States, including four patents which cover the fundamental technology applicable to our Q3D positional audio, QSURROUND, and stereo enhancement technologies. In addition, three patents cover the binaural hearing aid technology developed by QSound Labs and the House Ear Institute.  At the date of this report, an additional four patent applications for QSOUND complementary and improved technologies have been filed and more applications are in progress.  Patent applications have been made in eighteen foreign countries and a number of foreign patents have been granted, including in Japan.

Our key trademarks, including QSOUND, QSURROUND, QXPANDER and the stylized “Q” logo are registered in the United States and in various foreign countries. QSound Labs has filed trademark applications for many of its trademarks in the United States and internationally, and carries on a trademark protection program on an ongoing basis for new trademarks.

QCommerce’s e-commerce enabling technologies, including software developed for QCart, are covered by copyright and trade secret laws, and contractual obligations.

QTelNet’s VoIP software and technologies are covered by copyright and trade secret laws, and contractual obligations.  QTelNet's products also include technologies that are licensed from third parties.

Competition

The audio, electronic commerce and IP telephony industries are intensely competitive.  We have competitors in these industries who have technologies and products that are similar to ours and compete directly with us.  Many of these competitors are large, established companies with significantly greater resources than we have. More specifically:

  audio industry: Our major competitors for our audio products are Creative Technology, which owns Sensaura technology and which concentrates on the PC multimedia market; Dolby, SRS Labs, Inc. and Spatializer Audio Laboratories, Inc. which compete with us primarily in the consumer electronics market; DFX which focuses on audio enhancement software plug-ins for Internet media players; and Lake Technology Limited, which is our principal competitor in the headphone audio enhancement area.  We also compete with multi-speaker and virtual speaker technologies offered by Dolby, DTS and SRS Labs in the multi-channel home theatre market. Our main competitors in the mobile devices market are DiMagic and Beatnik.  In addition to the listed competitors, certain major manufacturers of multimedia computers and peripherals, of consumer electronics products and of chips for use in these products have developed or are in the process of developing their own audio solutions for incorporation in their products.

  electronic commerce industry: We face many competitors in the electronic commerce industry, including large companies such as Bigstep, Imergent Inc., Yahoo and Microsoft. These companies sell services similar to the ones we offer, including building and hosting merchant sites and providing marketing services.  Some of our competitors may be more competitively priced, have more attractive features or ease of use, and carry more recognized branding, than our products and services.

  IP telephony industry: We face significant competition in the IP telephony business, including from Multi-Tech Systems, Mediatrix Telecom and Quintum Technologies, which compete with us in the small and medium sized business and enterprise  branch office market.  We expect competition to remain intense as existing communications companies enter into and new entrants emerge in this market.  Factors that affect our ability to compete include product quality, performance and features, conformance to existing and new standards, price, customer support and marketing and distribution strategies.

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

C.  Organizational Structure

QSound Labs, Inc. is the parent of QSound Ltd., a California corporation and wholly owned subsidiary that owns certain assets including several patents, and of QTelNet Inc., an Alberta corporation and wholly owned subsidiary that operates our Internet telephony activities.  QSound Ltd. is the parent of wholly owned subsidiary QCommerce Inc., a Washington corporation, which operates our e-commerce business segment.

D.  Property, Plants and Equipment

Our head office, including research facilities and a sound studio, is located at 400 – 3115 12th Street NE, Calgary, AB, Canada T2E 7J2 where we lease approximately 10,648 square feet of office space until October 31, 2008 at a rental rate of $7,986.00 Cdn. per month. We have the option to renew the lease for an additional two-year term at then prevailing market rates.  Our audio and e-commerce businesses and, since April, 2003 our Internet telephony business, are operated from our Calgary office.

We own computers, software, electronics equipment, studio and audio equipment, and electronics laboratory and testing equipment, all of which is used by us in the development of our technologies and products.  All of this equipment is located at our head office in Calgary. We also own Web servers which are located mainly off-site.  Inventory primarily consisting of components for Internet telephony products, QSOUND-enabled analog chips and UltraQ’s is also housed at our Calgary office, and warehoused off-site.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of QSound and subsidiaries for the year ended December 31, 2003 compared to the year ended December 31, 2002, and the year ended December 31, 2002 compared with the year ended December 31, 2001 should be read in conjunction with the Consolidated Financial Statements of QSound and related Notes included therein.  This Management Discussion and Analysis was prepared using information and knowledge available as of March 19, 2004.

Business Segment Overview

We operate in three separate operating segments: audio, e-commerce, and IP telephony.

Audio Segment:  Our audio segment, which has been the main focus of our business since 1988, operates within the parent company, QSound Labs, Inc. QSound is a world leader in audio enhancement with core competencies in multimedia software solutions and audio enhancement algorithms based on our family of patented and proprietary sound technologies. Revenues from our audio licensing activities and sales of audio enhancement software products comprise the major portion of our company’s revenue. During 2003 we expanded our audio products and marketing activities to include the growing mobile devices market in addition to our traditional computer multimedia and consumer electronics focus.

E-commerce Segment: Our e-commerce segment operates within our wholly owned subsidiary, QCommerce Inc. Since 1999 QCommerce has provided electronic commerce services that enable electronic commerce for small businesses, and derives revenues from monthly service subscription fees paid by merchants for on-line storefront hosting and related services.

IP Telephony Segment:  Our IP Telephony segment operates within our wholly owned subsidiary, QTelNet Inc. We acquired this business, which develops and distributes Voice Over Internet Protocol (VoIP) hardware and software solutions, in April, 2003. Since the acquisition our aim has been to develop this business segment through product improvement, manufacturing efficiencies and marketing efforts.

Shared Expenses:  The company allocates certain shared expenses, including treasury, legal and audit, premises, communication, administration, information systems, management and other human resources to each of the operating segments based upon both actual and estimated usage.

Critical Accounting Policies

On December 12, 2001, the Securities and Exchange Commission (“SEC”) issued Financial Reporting Release (“FRR”) No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” which, among other things, encourages discussion concerning the most critical accounting policies used in the preparation of the company’s financial statements. Critical accounting policies are defined as those that are both very important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical experience and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates.  The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to inventory, goodwill, and research and development costs.

Inventory

Inventory is comprised of work in progress and finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.  We regularly review quantities of inventory on hand, and an allowance is made for obsolete items based upon current market demand and selling prices.  Adverse changes in technology or new models could result in a decreased demand for our products which may require an additional allowance to be made for obsolete inventory.

Goodwill

Effective January 1, 2002, we adopted the new Canadian Institute of Chartered Accountants standard which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually on goodwill and other indefinite life intangibles. As required by the standard, goodwill and indefinite life intangibles were tested for impairment as of December 31, 2003.  As a result of the impairment test, an impairment charge of $2,184,589 was recorded in 2003. (See “Goodwill” under “Results of Operations” below).

Research and development costs

Research and development costs are expensed as incurred except if development costs are determined to be recoverable from and directly related to development of new products, processes or systems. In 2003, while $943,058 was spent on research and development, we capitalized only $108,725 of such costs.  The remaining $834,333 was expensed as the costs could not be directly related to the development of new products, but instead were related to pure research and updates of existing products.  In 2002, $796,249 was spent on research and development of which $152,725 was capitalized and $643,524 was expensed.

Change in accounting policy

Prior to January 1, 2003 no compensation expense was recognized when stock options were issued to employees and directors.  Any consideration paid by employees and directors on exercise of stock options or purchase of stock was credited to share capital. Had we determined compensation cost in 2002 based on the fair value at the grant date for stock options, we would have recorded $8,478.

Effective January 1, 2003, we adopted the new amended Canadian Institute of Chartered Accountants Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments.  The amended section requires entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  While the amended section is not required to be implemented until January 1, 2004, the company elected to early adopt the fair value based method for all employee stock options granted on or after January 1, 2003, and accordingly, has recognized compensation expense of $90,439 related to stock options granted to employees and directors in the current year.

A.  Results of Operations

QSound's Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in Note 15 to the Consolidated Financial Statements and as explained below, there are no material differences as pertains to these statements between accounting principles generally accepted in Canada and in the United States.  We measure and report in United States currency.

Overall Performance

Consolidated Operations:  While operating expenses remained somewhat constant for the three years ended December 31, 2003, the company experienced a net loss of $3,705,631 for the year ended December 31, 2003, as compared to net income of $1,128,952 for 2002.  The difference between the loss for the current year and the net income for 2002 was due primarily to a decrease in net revenue from $3,952,781 for 2002 to $1,623,251 for 2003, and the impairment of goodwill charge of $2,184,589 taken in fiscal 2003.

Our net income in 2002 was up from a net loss of $732,910 for 2001. The increase to profitability in 2002 from the loss shown in 2001 was due primarily to the $1,018,225 increase in net revenue from $2,934,556 in 2001 to $3,952,781 in 2002.

Audio Segment:  The audio segment had operating losses of $488,259 in the year ended December 31, 2003 as compared to operating profits of $1,501,996 in 2002.  The decrease in operating profits of $1,990,255 between 2003 and 2002 is the result of a decrease of $2,097,929 in revenue between 2003 and 2002.

The operating profit increased by $849,441 in 2002 from $652,555 in 2001 as a result of revenue increasing by $1,194,438.

E-commerce Segment:  The e-commerce segment had an operating loss of $18,624 for the year ended December 31, 2003, as compared to operating profit of $170,212 for 2002.  A decrease in operating expenses of $39,781 from 2002 to 2003 was offset by a revenue decrease of $228,617 for the same period. This decrease in revenue resulted in the operating loss referred to above.

In 2001 we had an operating loss of $615,917. Operating expenses for 2002 decreased by $782,250 from 2001, and this decrease was primarily responsible for the increase of operating profit of $786,129 from fiscal 2001 to 2002.

IP Telephony Segment: The IP telephony segment had operating losses of $764,410 for the year ended December 31, 2003. As this is the first year of operations for the IP telephony segment, there are no comparative figures.

Revenue

Segmented Revenue	2003	2002	2001
Audio Segment	$1,551,312	$3,649,238	$2,454,800
E-commerce Segment	346,456	575,073	571,194
IP Telephony Segment	185,320	–	–
Total	$2,043,088	$4,224,311	$3,025,994

Revenue overall decreased in the year ended December 31, 2003 by $2,181,223 as compared to the year ended December 31, 2002.  The addition of telephony revenue of $185,320 was offset by the decreases in audio revenue of $2,097,926 and in e-commerce revenue of $228,617.

Revenue increased in the year ended December 31, 2002 by $1,198,317 as compared to the year ended December 31, 2001.  This increase was made up by  increases in audio revenue of $1,194,438 and of e-commerce revenue of $3,879.

The decrease in the audio segment revenue between 2003 and 2002 was due primarily to the expiration of the North American portion of royalties received from the hearing aid license.  Similarly, the increase in revenue in 2002 over 2001 was due to increased royalties from the hearing aid license.

The decrease in the e-commerce segment revenue in 2003 from 2002 was due to the loss of customers.  The e-commerce business model is based on monthly subscription fees.

Cost of Product Sales

Segmented Cost of Product Sales	2003	2002	2001
Audio Segment	$254,688	$268,844	$91,438
E-commerce Segment	45	2,686	–
IP Telephony Segment	165,104	–	–
Total	$419,837	$271,530	$91,438

From 2002 to 2003 cost of product sales increased primarily due to the addition of the telephony segment. From 2001 to 2002 cost of product sales increased due to increased sales of QSOUND-enabled analog chips.  The volume of analog chip sales remained at approximately the same levels in 2002 and 2003.

Operating Costs

Segmented Operating Costs	2003	2002	2001
Audio Segment	$ 1,744,883	$ 1,878,398	$ 1,710,807
E-commerce Segment	$ 365,035	$ 402,175	$ 1,187,111
IP Telephony Segment	$ 784,626	$ –	$ –
Total Operating Expenses	$ 2,894,544	$ 2,280,573	$ 2,897,918

From 2002 to 2003 total operating expenses increased by $613,971.  The addition of the IP telephony segment added $784,626 in operating costs, with the majority of costs incurred in marketing, and product research and development.  Audio operating expenses decreased by $133,515 from the previous year due to decreased marketing activity and cost cutting measures taken in the administration departments.  Operating expenses in the e-commerce segment decreased by $37,140 primarily due to downsizing of customer service staff  as subscription revenue decreased.

From 2001 to 2002 total operating expenses decreased by $617,345.  Audio operating expenses increased by $167,591 primarily due to increased salaries and usage of outside consultants.  E-commerce operating expenses decreased by $784,936 due to savings realised by moving operations to our Calgary offices, downsizing of the engineering staff, and cutting back on marketing programs that were no longer effective in attracting new customers.

Impairment of Assets

During the year ended December 31, 2003 it was determined that the AudioPix product line had suffered an impairment in value, therefore the company took a charge of $108,154.  $100,000 of this charge consisted of the remaining capitalised book value of the software and $8,154 being unsold inventory and marketing materials.  A previous charge of $100,000 against this product had been taken in the 2002 fiscal year.

Funding of Past Service Pension Costs

In 2002 QSound resolved an outstanding contingency relating to an employment contract that expired September 30, 2002 by putting in place an individual pension plan for the individual.  The past service pension costs of $55,189 were expensed in the 2002 fiscal year, while the actual payment was made in the first quarter of 2003.

Interest and Other Income

From fiscal 2002 to fiscal 2003 interest and other income increased by $11,331, and other income increased by $159,731.  Both of these increases are due to cash management.  In the first quarter of 2003 the company converted  $2,500,000 of its cash reserve funds from United States currency to Canadian Currency.  With the subsequent increase in the value of the Canadian Dollar and the higher interest paid on Canadian funds, the company realised both increased interest income as well as foreign exchange gains.  The company used these Canadian funds to pay for Canadian Dollar expenses incurred during the remainder of the year.

Accounts Receivable

Accounts receivable decreased by $708,325 from December 31, 2002 to December 31, 2003. The majority of the decrease was in the audio segment, due to the expiration of the North American portion of the hearing aid license, and the resulting reduction in royalties receivable.  The IP telephony segment added $13,067 to the accounts receivable balance.

Inventory

Inventory increased by $90,922 from December 31, 2002 to December 31, 2003.  The majority of the increase is due to the addition of the IP telephony inventory.

Note Receivable

During 2002 we advanced $525,000 to a private company in the IP telephony industry.  The advance was secured by the private company’s assets, and during the 2003 year we enforced our security and collected on the note by acquiring title to certain of the assets.  The assets included inventory and the IP telephony technology of the private company.  We incorporated a wholly owned subsidiary, QTelNet Inc., to operate the new IP telephony segment.

Goodwill

In accordance with our accounting policies, amortization is not taken on goodwill, but instead a valuation of carrying value is performed each December.  Due to the decrease in the number of subscribers for our e-commerce services, the company felt there had been an impairment in the value of goodwill, and subsequently a goodwill impairment charge of $2,184,589 was recognized.

Share Capital

During the 2003 fiscal year, our share capital increased from 7,156,074 common shares with a book value of $43,886,036 to 7,199,244 common shares with a total book value of $44,108,140.  The increase of 43,170 shares was a result of the exercise of stock options for cash of $22,940.  The remaining increase in the book value of share capital was due to additional paid-in capital from options of $90,439 and warrants of $108,725.

Prior to January 1, 2003 we accounted for stock options to employees, directors and officers using the settlement method.  Under the settlement method, any consideration paid on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standard Board amended CICA Handbook, Section 3870, to require companies to account for all stock options using the fair value based method beginning January 1, 2004.  We used the fair value based method for stock options granted to non-employees prior to January 1, 2003, and we elected to early adopt the new handbook section.  As a result, effective January 1, 2003 all stock options are accounted for using the fair value based method.  Under the fair value based method, the fair value of granted options is estimated on the day of the grant using the Black-Scholes option pricing model.  Compensation cost is then expensed over the options’ vesting period.  The additional paid-in capital of $90,439 was due to the fair value based method of accounting for stock options.

Warrants are similarly accounted for using the fair value based method.  During the year 250,000 common share purchase warrants were issued and the fair value of the warrants determined to be $108,725 was capitalized to software and production tooling.  The additional paid-in capital from warrants is due to the issuance of these warrants.

As at December 31, 2003 the company had 1,738,765 options outstanding at exercise prices ranging from $0.47 to $1.75 and expiring at various times up to 2012.  Further details on stock options outstanding can be found in Note 7 to the financial statements.

Subsequent to the year end and up to March 19, 2004, 26,130 stock options have been exercised for total consideration of $12,281  This brings the total shares outstanding to 7,225,374 with a book value of $44,322,479 and reduces the total options outstanding to 1,712,635.

As at December 31, 2003 the company had 500,000 common share purchase warrants outstanding.  Each warrant entitles the holder to acquire one common share of the Company for $1.04 per share and expires March 25, 2007.  No warrants have been exercised subsequent to the end of the year and up to the date of this annual report.

B.  Liquidity and Capital Resources

As at December 31, 2003 we had cash and cash equivalents of $2,061,093.  This is a decrease of $560,112 over the balance at December 31, 2002 of $2,621,205.  $439,693 of cash was used in operations during the 2003 fiscal year.  The audio segment generated $454,812 in cash during the year, while the e-commerce segment used $23,779 and the IP telephony segment used $870,726.

Financing activities generated $22,940 in cash during fiscal 2003 ($34,815 in 2002) from the exercise of options.

Cash used in investing activities decreased to $143,359 in 2003 from $654,192 in 2002. Capital assets were purchased in 2003 for $98,026 ($113,880 in 2002) and $51,394 was spent in 2003 ($41,052 in 2002) in the acquiring and renewing patents and trademarks.  Excess capital equipment was sold in 2003 for proceeds of $6,061 ($740 in 2002).

At December 31, 2003 we had accounts receivable from various customers outstanding of $221,194 ($929,519 at December 31, 2002) and inventory of finished goods consisting of QSOUND-enabled analog chips, UltraQ’s and IP telephony FreeRide gateways and telephones of $107,377 (December 31, 2002 $16,455).

We have contractual obligations under leases for office space and equipment.  We are required to make the following minimum lease payments over the next five years:

Lease Obligation	2004	2005	2006	2007	2008
Office equipment leases	$ 12,221	$ 12,221	$ 4,074	$ –	$ –
Office premises lease	87,846	95,832	95,832	95,832	79,860
Total lease obligations	$100,067	$108,053	$99,906	$95,832	$79,860

At December 31, 2003 we had working capital resources available of $2,142,840 (December 31, 2002 - $3,284,448) and management feels that with our current cash on hand and cash flows from operations we have sufficient capital to carry out our business plan for 2004.

C.  Research and Development

Audio Business: QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2003 and 2002 we concentrated on development and refinement of our QVE and microQ scalable software engines, as well continuing our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies. Our audio research and development costs were $588,410 in  2003, $519,137 in 2002 and $522,888 in 2001.  We also work jointly with our licensees and business partners to adapt and optimize our technologies for their products.

E-commerce Business:  Research and development expenditures in our e-commerce business segment have steadily decreased, reflecting the satisfactory performance of our products.  Research and development activities in 2003 and 2002 consisted mainly of upgrading our products, with expenditures of $50,757 in 2003 and $124,387 in 2002. In 2001 e-commerce research and development costs were $428,129 for activities comprised of upgrading and enhancement of our products, and conversion of our merchant customers whose sites were enabled with technologies of our earlier acquisition targets, to the upgraded Internet Store technology platform.

Internet Telephony Business:  In 2003 we had expenditures of $195,166 for activities consisting of upgrading and adding functionalities to our software, and re-designing the internal layout and external features of our gateways.

D.  Trends

Audio Segment:  The Company’s and its competitors’ entertainment audio algorithm business has been stagnant for several years now. The Company’s revenues prior to 2003 were not affected by this trend due to the development and marketing license it had completed with Starkey Laboratories for digital hearing aids.  Revenues in 2003 versus 2002 decreased due to the expiration of the hearing aid license for North America in February 2003. To counteract the slowdown in audio algorithm business, in 2001 the Company began developing audio software solutions rather than algorithms. There is a higher technological barrier to entry in these development efforts, which helps limit competition to those who are funded and possess a wider technological knowledge base. With the development efforts complete the Company now expects to grow revenue by exploiting two specific markets, namely PC and mobile devices.  Both of these markets are primed for feature driven “soft-audio” solutions.

The PC market has been shipping basic soft-audio solutions as the standard audio playback device in PCs for several years. There has been little effort to improve on this baseline, since audio is not a feature that sells units. For those that want more, OEMs typically offer extra audio features by way of an upsell to the consumer.  To date, these upsells have been in the form of hardware-based soundcards. There is no technological reason why these products could not be offered as software. From a marketing perspective, there has been a reluctance to adopt software-based soundcards since there is a value perception issue. OEMs make good margins on the upsell business and believe that consumers will pay more for hardware-based products than the equivalent in software, which would require additional expense to educate the consumer. This may change in 2004.  The industry is now focused on “Entertainment PCs”. These are targeted for the consumers’ living room, will have a wireless “10 ft interface”, and will attempt to replace traditional consumer electronic devices. Consumers are used to a better standard of audio from consumer electronic devices than from their PCs. With this in mind, Intel recently announced new audio standards for PCs being delivered in late 2004. The PC is inherently at a disadvantage architecturally when compared to consumer electronic devices but the Company’s management believes there is a growing trend to improve the platform and add more features to the base solution.

Mobile devices have become the “killer app” of the early 21st century. Audio is an important component of these devices. The audio systems shipped in mobile devices today are basic, reminiscent of solutions shipped in PCs ten years ago. The growing trend is towards “smart” devices running on operating systems provided by either Microsoft or Symbian (60% owned by Nokia). In 2003, there were less than 10 million of these units shipped. This is expected to at least double in 2004. Fully featured software audio solutions are expected to be a key component of these devices.

The Company still licenses audio algorithms to the consumer electronics industry. This is a very competitive market. In the past few years, several larger corporations with consumer brand awareness have entered this arena. The popularity of digital devices, such as the DVD player, has attracted these companies. Countering this increased competition is the shift in manufacturing from Japan and Korea to China and the growing demand in emerging nations for these products. Typically, the Chinese manufacturers do not want to pay the royalties that companies with brand awareness demand, especially in markets where the brand is not as entrenched as in traditional markets. Consequently, there is opportunity for the smaller companies to supply audio algorithms but competition is all price based.

Internet Telephony Segment:  Over the past year, the media has presented Voice over IP to consumers and businesses as a more mature technology whose time has come. This trend bodes well for this industry as a whole as it implies an increase in user acceptance of the technology. Since we are focused on solutions for small businesses only, further analysis is restricted to that segment.

In the small business market, the industry is still marketing first generation devices. These typically are adjuncts to existing installed equipment, offering toll bypass and PBX extension. The smaller suppliers service this segment and a typical installation would have 30 or less telephone lines per office. As with all first generation products in a new category, there is a diversity of approach and a lack of standardization that restricts continued growth for these products. In fact, of all the market segments, this is currently the least serviced, as the larger suppliers have focused on solutions for the enterprise and the growing number of service providers.

It is expected that second generation products will offer much more. Features found in more expensive systems targeted for medium and large enterprises will be incorporated into so called “low-density” solutions.  This will be possible since suppliers will have the ability to leverage existing customer networks and exploit the flexibility of complete digital environment. Solutions will be more flexible, modular and scalable. Additionally, suppliers will be able to offer these feature driven solutions at affordable prices for the small business market segment.

E-commerce Business Segment:  Many e-commerce service providers have disappeared in the past three years. A lot have been acquired, as consolidation has become the principal method for acquiring new customers. Organic growth has proved difficult for most service providers as the fallout from the “dot com” implosion lingers on. Many Internet merchants have become disillusioned and given up on their dreams of riches. Those that remain are looking for consistent and stable service; technology is irrelevant. The merchants tend to gravitate towards the larger providers. The net effect for small providers is therefore a net loss of merchants annually.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and directors as of March 15, 2004.  All positions indicated are with QSound Labs, Inc. only.

Name

Position

David J. Gallagher

President, Chief Executive Officer, Director

Francis Munoz

Executive Vice President

Robert Starr

Vice President – Business Development

Joanna Varvos

Corporate Secretary

Doug Drury

Controller

James R. Bonfiglio

Director

Stanley E. MacDougall

Director

M. Patty Chakour

Director

David J. Gallagher has served as President and Chief Executive Officer since June, 1992 and as a director since June, 1991.  Mr. Gallagher joined our company 1989 and has acted as Vice-President, Finance and as Chief Financial Officer. Mr. Gallagher has over twenty years experience in technology development and commercialization.

Francis Munoz is Executive Vice President of the Company since April, 1999.  Mr. Munoz has thirty-two years of experience in the information technology industry.  From January, 1997 to January, 1999 he was General Manager, Metronet Solutions, for Metronet Communications Group Inc., a Calgary based, local exchange carrier with national operations which was purchased in March, 1999 by AT&T Canada.  Previously, since 1991 Mr. Munoz was employed by Minerva Technologies Inc., a software development consulting company, most recently as Vice President, Business Development, where he created and developed the IT services outsourcing business unit which was subsequently acquired by Metronet.

Robert Starr joined QSound as Vice President-Business Development in June, 2002.  Mr. Starr has over twenty-four years of high tech sales, marketing, and business development experience, including seventeen years in audio-related products.  Prior to joining the company Mr. Starr was Director of Business Development at Beatnik Audio where he was responsible for licensing audio software into mobile phones, PDAs, and set top boxes.  Prior, Mr. Starr was Vice President of Sales and Marketing at Staccato Systems, a start-up producing audio software for the PC and game developers, that was purchased by Analog Devices Inc. From 1986 to 1997 Mr. Starr was a member of and managed the Sales and Marketing division of Yamaha Systems Technology where, as the first American employee, he was instrumental in establishing Yamaha semiconductors and software as the defacto standard for PC sound cards. Mr. Starr has a BS.E.E. from Oklahoma State University and an M.B.A. from SIU Edwardsville.

Joanna Varvos is Corporate Secretary of QSound.  Ms. Varvos is a barrister and solicitor, admitted to the Law Society of Alberta in 1979.  Ms. Varvos has provided legal services to QSound Labs since 1989 and was previously in private practice with a emphasis on corporate and securities law.

Doug Drury, a Certified Management Accountant, is our Controller since December, 1999.  Mr. Drury has nineteen years of financial and accounting experience. Prior to joining our company Mr. Drury was Controller of Meyers Sheet Metal Ltd., Master Plastics Inc. and Jenkins Control Systems Ltd.  He also taught accounting at the University of Calgary and the Southern Alberta Institute of Technology and operated his own public accounting firm from 1986 to December, 1997.

James R. Bonfiglio has been a director since 1992.  Mr. Bonfiglio is President and CEO of Furman Sound Inc., a leading designer, developer and manufacturer of audio and video signal processors and AC power conditioning and distribution products.  Mr. Bonfiglio has business experience including as President and CEO of Kroy Inc., a multi-national corporation specializing in manufacture and distribution of presentation products, labelling, lettering and bar-code equipment and other speciality industrial products, and of Home America, Phoenix, Arizona, the largest independent appliance and electronic retail operation in the Southwestern United States.

Stanley E. McDougall was appointed to the board of directors on March 1, 2004.  Mr. McDougall is Chairman of Western Crating International Ltd., a Calgary, Alberta based export packaging company. Mr. McDougall has thirty-five years of business experience in situations ranging from start-up companies to large multi-plant operations, and including leading operations, acquisitions, financings, restructuring and dispositions.  Mr. McDougall is a member of the board of directors of Richer Systems Group, a private software company serving the international transportation and leasing industry, and Eagle Plains Resources

Ltd., a junior mining and exploration company.  Mr. McDougall has a B.Comm. (Honours) from the University of Saskatchewan.

M. Patty Chakour was appointed to the board of directors on March 10, 2004.  Ms. Chakour is Controller of T.P Racing L.L.L.P., a $350 million company that owns and operates Turf Paradise, a Phoenix, Arizona based horse racing track that includes an off-track betting network, and dining and entertainment facilities.  Ms. Chakour has over twenty years experience in accounting including S.E.C. reporting, audits, budget preparation, internal accounting control implementation, consolidations, international operations and tax reporting.  Ms. Chakour has a B.B.A in accounting from the University of Iowa and a C.P.A. certification in Iowa and Arizona.

There are no family relationships between any directors or officers of QSound.  There are no arrangements or understandings between any director or officer of the company and any other person pursuant to which the director or officer was selected, except for employment agreements between QSound and Messrs. Gallagher, Munoz, Starr and Drury.

B.  Compensation

Remuneration paid or payable to our directors and executive officers during fiscal year 2003 was $285,100 Cdn. for compensation paid to Messrs. Munoz and Drury and Ms. Varvos, and $282,267 U.S. paid to Messrs. Gallagher and Starr.  Our directors are not paid cash compensation for their services in their capacity as directors; however, directors are reimbursed for reasonable travel and lodging expenses incurred in the provision of such services and receive stock options.

Mr. Gallagher participates in a registered individual pension plan that was put in place in 2002 to resolve an outstanding contingency relating to his employment contract.  In 2003 $56,301 for past service and $11,692 for fiscal 2002 which had been set aside in 2002, and $11,692 for fiscal 2003, was contributed to the plan.

The following table gives information concerning the compensation earned by our executive officers in 2002:

Name & Principal Position	Salary	Bonus
David J. Gallagher President, CEO and Director	172,267 U.S.	nil
Francis Munoz Executive Vice President	100,000 Cdn.	nil
Robert Starr Vice President – Business Development	110,000 U.S.	nil
Joanna Varvos Corporate Secretary	107,100 Cdn.	nil
Doug Drury Controller	78,000 Cdn.	nil

The following table gives information concerning stock options granted to a director during 2003.

Name	Securities Under Options Granted	Exercise or Base Price	Market Value of Securities Underlying Options on Date of Grant	Expiration Date
James R. Bonfiglio	25,000	$1.32 U.S.	$1.31 U.S	September 22, 2008

C.  Board Practices

During 2003, the members of our board of directors were David J. Gallagher, James R. Bonfiglio and, until his death in September, 2003, Brian Harrington.  Directors are elected annually by shareholders at our annual meeting of shareholders, and serve until their successors are elected or appointed.

Our board of directors has two standing committees: an audit committee and a compensation committee, whose members at the date of this annual report are James R. Bonfiglio, Stanley E. McDougall and M. Patty Chakour.

The primary duties and responsibilities of the audit committee are to:

  appoint, compensate and oversee our external auditors;

  review our financial reporting process, including significant accounting principles and practices, with management and our external auditors;

  review our financial statements and disclosures with management and our external auditors;

  review, monitor and control our risk management practices, particularly with respect to financial reporting risks;and establish procedures for treatment of complaints regarding accounting and auditing matters

The responsibilities of the compensation committee include:

  development of guidelines for compensation of officers and key executives and evaluation of compensation data for companies that are similar to us in size and scope of business;

  review and approval of corporate goals and objectives relevant to CEO compensation, evaluation of the CEO's performance in light of these goals and objectives, and determination of the CEO's compensation based on this evaluation;

  annual review and approval of the compensation of officers and other key executives of the Company; and

  preparation of a report to shareholders for inclusion in our information circular relating to the annual shareholder meetings.

We do not have any service contracts with directors, other than the employment contract with Mr. David J. Gallagher. Mr. Gallagher’s contract provides for discretionary bonuses if approved by the compensation committee, and participation in any pension and profit sharing plan established from time to time by the Board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Mr. Gallagher's pension plan is also payable in the foregoing circumstances and in the event of retirement between the ages of 60 and 65.  Mr. Gallagher’s employment contract is subject to renewal on September 30, 2004.  If there is a change in control of QSound and Mr. Gallagher elects not to continue his employment, Mr. Gallagher is entitled to vesting of any unvested options.

D. Employees

At December 31, 2003 we had  31 employees and persons engaged by contract on a fulltime basis, of whom 9 were in research, product development and technical support, 11 were in marketing and sales, 5 were in customer support and 6 were in administrative positions.  Six of these employees were located in the United States and the remainder were located in Canada. At December 31, 2002 we had 31 employees and persons engaged by contract on a fulltime basis, of whom 12 were in research, product development and technical support, 8 were in marketing and sales, 5 were in customer support and 6 were in administrative positions.  At December 31, 2001 we had 36 employees and persons engaged by contract on a fulltime basis, of whom 12 were in research, product development and technical support, 10 were in marketing and sales, 7 were in customer support and 7 were in administrative positions

We are not subject to any collective bargaining agreements and believe our relationship with our employees is satisfactory.

E.  Share Ownership

The following tables show information as to share ownership by directors and executive officers as March 15, 2004.

Shares

Name and Position	Common Shares Owned or Controlled	Percent of Class
David J. Gallagher President and CEO and Director	12,000	*
Fran Munoz Executive Vice President	2,500	*
Robert Starr Vice President – Business Development	2,900	*
Joanna Varvos Corporate Secretary	0
Doug Drury Controller	1,000	*
James R. Bonfiglio Director	25,000	*
Stanley E. McDougall Director	0
M. Patty Chakour Director	0

* represents less than 1%

Options

Name and Position	Options	Exercise Price	Expiry Date
David J. Gallagher President and CEO and Director	253,190 200,810 100,000	$1.04 $0.47 $1.65	July 22, 2006 December 2, 2006 December 30, 2007
Fran Munoz Executive Vice President	66,435[1] 75,000[2]	$1.04 $0.57	July 22, 2006 August 9, 2007
Robert Starr Vice President – Business Development	200,000[3]	$0.62	June 30, 2008 to July 17, 2012
Joanna Varvos Corporate Secretary	25,467 71,533	$1.04 $0.47	July 22, 2006 December 2, 2006
Doug Drury Controller	5,536 11,464	$1.04 $0.47	July 22, 2006 December 2, 2006
James R. Bonfiglio Director	114,760 155,240 25,000[4] 25,000[4]	$1.04 $0.47 $1.32 $1.88	July 22, 2006 December 2, 2006 September 22, 2008 March 10, 2009
Stanley E. McDougall Director	25,000[4]	$1.88	March 10, 2009
M. Patty Chakour Director	25,000[4]	$1.88	March 10, 2009

1These options are subject to vesting in accordance with performance criteria to be agreed to by the Company and Mr. Munoz.

2 25,000 of these options have vested and 50,000 options are subject to vesting in accordance with performance criteria to be agreed to by the Company and Mr. Munoz.

3 111,106 of these options have vested and the remaining options vest at the rate of 5,555 options per month.

4  These options are subject to approval by the shareholders of the Company, which we will seek to obtain at the Annual and Special Meeting of Shareholders scheduled to take place on April 29, 2004.

We may grant stock options to officers, directors, key employees and persons or companies providing ongoing services for QSound or its subsidiaries pursuant to our 1998 Stock Option Plan (“Plan”). The board of directors or a committee appointed by the board may in its discretion from time to time grant stock options under the Plan at exercise prices determined by the board or the committee. The board or the committee may also delegate to an executive officer the authority to grant options to employees who are not insiders.  The purchase price of shares covered by each option granted by an executive officer may not be less their market value on the date of grant. The term of each stock option must be determined by the board or committee when the option is granted, and may not exceed ten years from the date of grant.  Options may be exercised for a period of 30 days after termination of the optionee’s employment, or the expiration of the term, whichever period is shorter.  If an optionee should die while a service provider of QSound or its subsidiaries, his or her options may be exercised by the optionee’s legal representative until the earlier of one year after the date of death or the expiration of the term. The foregoing 30 day and one year time periods may be increased by the board of directors. The Plan may be amended by the board provided that any such amendment may not adversely affect any outstanding option without the consent of the optionee. Options granted under the Plan may also be amended upon agreement with the optionee.

In the event there should be any subdivision or consolidation of our common shares the price of shares then subject to each option is to be adjusted equitably so that the optionee's proportionate interest is maintained without change in the aggregate option price.  If we are reorganized or merged with another corporation, provisions shall be made to continue any options then outstanding and to prevent their dilution or enlargement.

We may also grant options outside of the Plan.  Pursuant to The Nasdaq Stock Market, all grants of options made by the Company outside of the Plan to officers, directors, employees or consultants require the approval of shareholders of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We do not have any shareholders that are beneficial owners of 5% or more of our common shares.

At March 15, 2004 we had 7,225,374 common shares issued and outstanding.  At such date, there were 410 shareholders of record in the United States who collectively held approximately 85% of our outstanding common shares.

We are not directly or indirectly owned or controlled by any other corporation, foreign government or legal person.  We know of no arrangements which may result in a change of control of our company at a future date.

B.  Related Party Transactions

We did not have any material transactions with any of our related parties during fiscal year 2003 except for compensation of executive officers as employees or consultants.  (See "Compensation" in Item 6. B of this report).

Except for immaterial advances in the ordinary course of business that may have been outstanding on a short-term basis, no related party was indebted to us during fiscal year 2003.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 17.

Export Sales

In the past three fiscal years we have derived over 97% of our revenues from export sales made to customers outside Canada. In 2003 76% of our export sales were made to the United States, 23% were made to Asian companies located in Japan, Hong Kong, and Taiwan, and a further 1% were made to other areas.  In 2002, 86% of our export sales were made to the United States, and a further 14% were made to Asian companies located in Japan, Hong Kong and Taiwan. In 2001, 86% of our export sales were made to the United States and 13% were made to Asia.

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

B.  Significant Changes

There have been no significant changes since the date of the financial statements included in this report.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

Price History

Our shares traded during the periods and at the prices set out below on The Nasdaq SmallCap Market.

The high and low market prices for the last five fiscal years:

Fiscal Year

High

Low

2003

2.65

1.01

2002

2.28

0.53

2001

4.87

0.42

2000

21.50

1.37

1999

18.00

7.62

The high and low market prices for each of the four quarters of  2003 and 2002:

Quarter Ending

High

Low

December

2003

2.65

1.08

September

2003

2.00

1.01

June

2003

1.80

1.20

March

2003

2.14

1.03

December

2002

2.28

0.71

September

2002

0.87

0.55

June

2002

1.30

0.53

March

2002

2.00

0.70

The high and low market prices for each of the last six months:

Month

High

Low

February

2004

2.01

1.30

January

2004

2.14

1.63

December

2003

2.10

1.54

November

2003

2.28

1.71

October

2003

1.52

1.20

September

2003

1.75

1.15

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

Shares

We are authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, and an unlimited number of second preferred shares.  At the date of this report there are 7,225,374 common shares, and no preferred shares, outstanding.

Dividends

Our directors may declare dividends on issued shares. Dividends may consist of shares, money or property. No dividends may be declared if we have reasonable grounds to believe that we are, or would be after payment of the dividend, unable to pay our debts as they become due, or if the realizable value of our assets would be less than our aggregate liabilities and stated capital. Our directors may attach preferential dividend rights to first or second preferred shares. Dividends are paid to preferred shareholders, if their preferred shares carry the right to a preferential dividend, before they are paid to common shareholders.

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

Shareholders may by special resolution change the rights of holders of our shares.  A special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted on the resolution, or signed by all shareholders entitled to vote on that resolution.

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

At meetings of shareholders two persons present and each holding or representing by proxy at least one common share constitute a quorum for purposes of selecting a chairman for the meeting or adjourning the meeting. For transacting any business at a shareholders meeting, two persons present and holding or representing by proxy at least five percent of the shares entitled to vote at the meeting must be present.  We have received an exemption from The Nasdaq Stock Market, stating that we are not required to comply with Nasdaq’s quorum requirement which calls for a quorum of not less than thirty-three and one-third percent of the shares entitled to vote at the meeting.

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

D.  Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.  However, any such remittance to a resident of the United States is generally subject to Canadian withholding tax pursuant to the Income Tax Act (Canada) (the “Act”).  (For further information concerning such non-resident withholding tax, see Item 10 E. "Taxation" of this annual report.)

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

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of QSound (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and U.S. court decisions that are currently applicable.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that are partners of partnerships or that are owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes; and (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

Treaty Application to Certain Individual U.S. Holder

Individual U.S. Holders who do not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”).  An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of QSound.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of QSound, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by QSound generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) QSound is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on

Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

QSound generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) QSound is incorporated in a possession of the U.S., (b) QSound is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if QSound satisfies one or more of such requirements, QSound will not be treated as a QFC if QSound is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (each as defined below) for the taxable year during which QSound pays a dividend or for the preceding taxable year.

No assurance can be given that QSound will be a QFC because, although QSound believes that it is not a “passive foreign investment company,” there can be no assurance that the IRS will not challenge the determination made by QSound concerning its “passive foreign investment company” status or that QSound will not be a “passive foreign investment company” for the current or any future taxable year (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  If QSound is not a QFC, a dividend paid by QSound to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate, of such distribution on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).  However, an individual U.S. Holder whose realized gain does not exceed $200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to $3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income).  Dividends paid by QSound generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of QSound may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by QSound.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally will subject to information reporting and backup withholding, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding rules.

Additional Rules that May Apply to U.S. Holders

If QSound is a “foreign personal holding company,” a “foreign investment company,” a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

QSound generally will be a “foreign personal holding company” under Section 552 of the Code (a “FPHC”) if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of QSound is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of QSound for such taxable year is foreign personal holding company income.  “Foreign personal holding company income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If QSound is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder’s allocable portion of the  “undistributed foreign personal holding company income” (as defined in Section 556 of the Code) of QSound.  QSound does not believe that it has previously been, or currently is, a FPHC.  However, there can be no assurance that QSound will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

QSound generally will be a “foreign investment company” under Section 1246 of the Code (a “FIC”) if (a) 50% or more of the total voting power or the total value of the outstanding shares of QSound is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) QSound is engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If QSound is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income rather than as capital gain.  QSound does not believe that it has previously been, or currently is, a FIC.  However, there can be no assurance that QSound will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

QSound generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of QSound is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of QSound (a “10% Shareholder”).

If QSound is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the  “subpart F income” (as defined in Section 952 of the Code) of QSound and (b) such 10% Shareholder’s pro rata share of the earnings of QSound invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of QSound that are attributable to such Common Shares.  If QSound is both a CFC and a “passive foreign investment company” (as defined below), QSound generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

QSound does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that QSound will not be a CFC for the current or any future taxable year.  The CFC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the CFC rules and how the CFC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

QSound generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, in a taxable year, (a) 75% or more of the gross income of QSound for such taxable year is passive income or (b) 50% or more of the assets held by QSound either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if QSound is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if QSound owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, QSound will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly its proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by QSound from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If QSound is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat QSound as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”  A Non-Electing U.S. Holder generally will be required to

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of QSound, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of QSound, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which QSound is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by QSound.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which QSound is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

QSound does not believe that it was a PFIC for the taxable year ended December 31, 2003 and does not expect that it will be a PFIC for the taxable year ending December 31, 2004.  There can be no assurance, however, that the IRS will not challenge the determination made by QSound concerning its PFIC status or that QSound will not be a PFIC for the current or any future taxable year.

Canadian Federal Income Tax Considerations

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of QSound common shares that is not a resident of Canada and holds such common shares as capital property, both for the purposes of the Income Tax Act (Canada) (the “Act”).  The discussion does not address all the potentially relevant Canadian federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law including a “financial institution” as defined in the Act subject to the mark to market rules or a shareholder an interest in which would be a “tax shelter” as defined in the Act.

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

Shareholders who are residents of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the "1980 Convention") will generally be entitled to the benefits of the 1980 Convention.

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

40

dividends are paid is effectively connected with that permanent establishment, the dividends are generally subject to Canadian tax as business profits or income from rendering such services and the 1980 Convention does not limit the Canadian tax payable on such income under the Act.

Generally a non-resident person is not subject to income tax in Canada on any capital gain arising on the disposition of shares of a corporation which are listed on a prescribed stock exchange unless such shares constitute "taxable Canadian property" to such holder.  Generally, the shares will be taxable Canadian property to a non-resident person only if, at any time during the five year period immediately preceding the disposition, the non-resident person, either alone or together with persons with whom such non-resident did not deal at arm’s length, owned or had the right to acquire 25 percent or more of the issued shares of any class or series of the capital stock of the corporation, or the non-resident's shares were acquired in a tax deferred exchange in consideration for property that was itself taxable Canadian property.

Article XIII of the 1980 Convention generally provides that gains realized on the disposition of shares of a corporation that is a resident of Canada by a resident of the United States for purposes of the 1980 Convention, may not be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the resident of the United States has or had in Canada within the 12 month period preceding the date of disposition or if the shares pertain to a fixed base in Canada which is or was available within the 12 month period preceding the date of disposition for the purpose of performing independent personal services.  However, Article XIII permits Canada to tax gains on shares of other corporations (including substituted shares), if the United States resident was a resident of Canada for 120 months during any prior 20-consecutive-year period and at any time during the preceding 10 years and owned our common shares at the time the person emigrated from Canada

In situations where our common shares constitute taxable Canadian property, and the treaty benefits discussed above are not applicable, one-half of any capital gain (a "taxable capital gain") realized by a shareholder in a taxation year must be included in the shareholder's income for the year for Canadian tax purposes, and one-half of any capital loss (an "allowable capital loss") realized by a shareholder in a taxation year may be deducted from taxable capital gains realized by the shareholder in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Act.

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

Room 1200

450 Fifth Street N.W.

Washington D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC at the same address, or by calling the SEC at 1-800-SEC-0330.

I.  Subsidiary Information

Not Applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency

We use the U.S. dollar as our currency of measurement and display.  We are exposed to foreign currency fluctuation on our Canadian dollar denominated cash, receivables, and payables.  Canadian dollar denominated accounts receivables are nominal.  Canadian dollar denominated payables are all trade payables arising out of the normal course of business.  Foreign currency risk arising from a decline or increase in the relative value of the Canadian dollar is managed to the extent that the estimated requirement for Canadian dollar denominated cash is kept equal to the amount of Canadian dollar cash on hand.  The majority of our overseas transactions are conducted in U.S. dollars.

Interest Rates

QSound’s exposure to market risk for changes in interest rates relates to our invested balances of cash and cash equivalents. QSound’s investment policy specifies excess funds are to be invested in a manner that preserves capital, provides liquidity and generates the highest available after-tax return. To limit exposure to market risk, QSound places its cash in banks and cash not required for immediate operations is placed in bank term deposits and high quality, short-term commercial paper. QSound does not invest in any derivative instruments. The fair value of QSound’s cash and cash equivalents or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates as most investments are at fixed rates and are relatively short term. All cash and cash equivalents are carried at fair value, which approximates cost.

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

ITEM 15. CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)) as of December 31, 2003, our Chief Executive and Financial Officer has concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and are operating in an effective manner.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16. [RESERVED]

ITEM 16A.  Audit Committee Financial Expert

M. Patty Chakour, who became a director on March 1, 2004, serves as the audit committee financial expert.

ITEM 16B.  Code of Ethics

We have adopted a Code of Ethics which applies to all of our officers, directors and employees.  The Code of Ethics may be viewed on our Web site www.qsound.com.  We will mail a copy of the Code of Ethics to you without charge upon request.

ITEM 16C.  Principal Accountant Fees and Services

Audit Fees

KPMG, our external accountants, billed $55,000 Cdn. in 2003 and $53,300 Cdn. in 2002 for audit services and services related to statutory filings.

Audit-Related Fees, Tax Fees and All Other Fees

KPMG did not bill any audit-related, tax or other fees in 2003 or 2002.

Audit Committee Approval

The audit committee approves the engagement of our external auditors.

ITEM 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements of QSound Labs, Inc. and subsidiaries:

Auditor’s Report to the Shareholders.

Consolidated Balance Sheets – December 31, 2003 and 2002.

Consolidated Statements of Operations and Deficit – Years ended December 31, 2003, 2002 and 2001.

Consolidated Cash Flows– Years ended December 31, 2003, 2002 and 2001.

Notes to Consolidated Financial Statements – Years ended December 31, 2003, 2002 and 2001.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

1.1  Articles of Continuance of QSound Labs, Inc. (formerly called Archer Communications Inc.). (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.2  By-law No. 1 dated July 2, 2002. (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

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

1.5  Articles of Amendment dated July 8, 1992. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.6  Articles of Amendment dated June 25, 1993. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.7  Articles of Amendment dated November 26, 1996. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.8  Articles of Amendment dated January 8, 1997. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

2.1  Not Applicable

3.1  Not Applicable

4.1  Form of Stock Option Agreement (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

4.2   QSound Labs, Inc. 1998 Stock Option Plan (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

4.3 Employment Agreement dated September 30, 2002 between David J.Gallagher and QSound Labs, Inc. (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

5.1  Not Applicable.

6.1  Not Applicable.

7.1  Not Applicable.

8.1 List of Subsidiaries (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

9.1  Not Applicable.

10.1 Not Applicable

11.1 Code of Ethics

12.1 Certification under section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification under section 906 of the Sarbanes-Oxley Act of 2002.

14.1 KPMG Consent of Auditors

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QSound Labs, Inc.

/s/ David J. Gallagher

David J. Gallagher

President and Chief Executive Officer

March 30, 2004

EXHIBITS  INDEX

Exhibit No.

Description of Document

1.1

Articles of Continuance of QSound Labs, Inc. (formerly called Archer Communications Inc.). (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.2

By-law No. 1 dated July 2, 2002. (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

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

1.7

Articles of Amendment dated November 26, 1996. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

1.8

Articles of Amendment dated January 8, 1997. (Incorporated by reference to our Annual Report on Form 20-F filed June 29, 2001.)

2.1

Not Applicable

3.1

Not Applicable

4.1

Form of Stock Option Agreement (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

4.2

QSound Labs, Inc. 1998 Stock Option Plan (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

4.3

Employment Agreement dated September 30, 2002 between David J. Gallagher and QSound Labs, Inc. (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

5.1

Not Applicable.

6.1

Not Applicable.

7.1

Not Applicable.

8.1

List of Subsidiaries (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

9.1

Not Applicable.

10.1

Not Applicable

11.1

Code of Ethics

12.1

Certification under section 302 of the Sarbanes-Oxley Act of 2002.

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of QSound Labs, Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2003 and total assets and shareholders' equity as at December 31, 2003 and 2002 to the extent summarized in note 15 to the consolidated financial statements.

Chartered Accountants

Calgary, Canada

February 18, 2004

QSOUND LABS, INC.
Consolidated Balance Sheets

December 31, 2003 and 2002
(Expressed in United States dollars)

	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$2,061,093	$2,621,205
Accounts receivable	221,194	929,519
Inventory	107,377	16,455
Deposits and prepaid expenses	82,921	58,674

	2,472,585	3,625,853

Note receivable (note 2)	–	500,000
Capital assets (note 3)	1,114,992	747,553
Goodwill (note 4)	–	2,184,589
Other intangible assets (note 5)	189,002	213,771

	$3,776,579	$7,271,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$233,198	$220,894
Deferred revenue	96,547	120,511

	329,745	341,405

Shareholders' equity
Share capital (note 6)	44,108,140	43,886,036
Contributed surplus	1,114,316	1,114,316
Deficit	(41,775,622)	(38,069,991)

	3,446,834	6,930,361
Commitments and contingencies (note 14)

	$3,776,579	$7,271,766

See accompanying notes to consolidated financial statements.

Approved by the Board:

_________________________________ Director

_________________________________ Director

QSOUND LABS, INC.
Consolidated Statements of Operations and Deficit

Years ended December 31, 2003, 2002 and 2001
(Expressed in United States dollars)

	2003	2002	2001

REVENUE
Royalties	$739,202	$2,663,550	$1,384,431
License fees	40,194	147,167	40,683
Product sales	1,263,692	1,413,594	1,600,880

	2,043,088	4,224,311	3,025,994

Cost of product sales	419,837	271,530	91,438

	1,623,251	3,952,781	2,934,556

EXPENSES
Marketing	1,301,890	895,820	1,074,139
Operations	174,558	235,201	275,077
Product research and development	834,333	643,524	951,017
Administration	583,763	506,028	597,685

	2,894,544	2,280,573	2,897,918

Operating (loss) income	(1,271,293)	1,672,208	36,638

Depreciation and amortization	(308,717)	(382,662)	(831,193)
Impairment of assets	(108,154)	(100,000)	–
Impairment of goodwill	(2,184,589)	–	–
Funding of past service pension costs	–	(55,189)	–
Write-down of investments	–	–	(8,300)
Interest and other income	41,164	29,833	73,568
Gain on sale of capital assets	2,204	740	6,492
Gain on sale of investments	–	–	24,327
Other	123,754	(35,978)	(34,442)

	(2,434,338)	(543,256)	(769,548)

Net (loss) income for the year	(3,705,631)	1,128,952	(732,910)

Deficit, beginning of year	(38,069,991)	(39,198,943)	(38,466,033)

Deficit, end of year	$(41,775,622)	$(38,069,991)	$(39,198,943)

Income (loss) per common share, basic	$(0.52)	$0.16	$(0.10)
Income (loss) per common share, diluted	$(0.52)	$0.15	$(0.10)

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001
(Expressed in United States dollars)

	2003	2002	2001

Cash provided by (used in):

Operations:
Net income (loss) for the year	$(3,705,631)	$1,128,952	$(732,910)
Items not requiring (providing) cash:
Depreciation and amortization	308,717	382,662	831,193
Impairment of assets	108,154	100,000	–
Impairment of goodwill	2,184,589	–	–
Compensation cost of options issued	90,439	4,870	–
Gain on sale of capital assets	(2,204)	(740)	(6,492)
Gain on sale of investments	–	–	(24,327)
Write-down of investments	–	–	8,300
Changes in non-cash working capital
balances (note 10)	576,243	(423,054)	713,517

	(439,693)	1,192,690	789,281

Financing:
Issuance of common shares	22,940	34,815	–
Repurchase of common shares, net	–	–	(430,800)
Repayments of debt	–	–	(550,000)

	22,940	34,815	(980,800)

Investments:
Investments, net	–	–	218,827
Purchase of capital assets	(98,026)	(113,880)	(216,291)
Purchase of intangible asset	(51,394)	(41,052)	(34,418)
Note receivable (note 2)	–	(500,000)
Proceeds from sale of capital assets	6,061	740	6,654

	(143,359)	(654,192)	(25,228)

Increase (decrease) in cash and cash equivalents	(560,112)	573,313	(216,747)
Cash and cash equivalents, beginning of year	2,621,205	2,047,892	2,264,639

Cash and cash equivalents, end of year	$2,061,093	$2,621,205	$2,047,892

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001

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

The Company’s significant accounting policies are as follows:

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries.

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

The Company assesses impairment of capital assets by determining whether their recoverable amounts are less than their unamortized balance.  When an impairment is identified, the amount of impairment is charged to period earnings and is included in accumulated depreciation and amortization.

Significant accounting policies (continued):

Goodwill and other intangible assets:

Effective January 1, 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants standards relating to goodwill and other intangible assets.  Under the new standards, the Corporation is required to use the purchase method to account for all business combinations and identify separate from goodwill, other intangible assets that arise.  Pursuant to the new goodwill standard, goodwill is no longer amortized, but is tested for impairment on an annual basis.

Foreign currency translation:

The Company translates monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date, and revenues and expenses at the average rates in effect during the year.  Foreign exchange gains and losses on translation of these amounts are included in the determination of net income or loss for the year.

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

Research and development costs:

Research costs are expensed as incurred .  Development costs are expensed as incurred except if they relate to a specific product or process that management believes will be technically and economically feasible and recoverable, in which case these costs are capitalized.

Income taxes:

The Company uses the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities as a result of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Significant accounting policies (continued):

Per Share Amounts:

Per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated using the treasury stock method.

Comparative figures:

Certain comparative information has been restated to conform with the current year’s presentation.

Change in accounting policy:

Prior to January 1, 2003, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the settlement date method of accounting for employee stock options.  Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has elected to early adopt the fair value based method for all employee stock options granted on or after January 1, 2003, and accordingly, has recognized compensation expense related to stock options granted to employees in the current year. Pro forma disclosure of the fair value of stock options granted to employees during 2002 will continue to be provided. (note 7)

1.

Business acquisitions:

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

2.

Note receivable

During 2002 the Company had advanced $525,000 to a private company.  During the current fiscal year the Company enforced its security and collected on the note by acquiring title to certain of the private company’s assets.  These assets and related values consisted of:

Inventory	$54,963
Software and production tooling	455,608
Other capital equipment	14,429

$525,000

Additional costs of $17,985 were incurred in the collection of the note and were capitalized as additional software and production tooling costs.

3.

Capital assets:

		Accumulated	Net book
2003	Cost	depreciation	value

Sound source and control equipment	$556,615	$521,679	$34,936
Real time systems	905,534	897,004	8,530
Furniture and fixtures	355,990	315,488	40,502
Computer equipment	898,239	662,394	235,845
Software and production tooling	1,941,126	1,145,947	795,179

	$4,657,504	$3,542,512	$1,114,992

		Accumulated	Net book
2002	Cost	depreciation	value

Sound source and control equipment	$544,872	$514,948	$29,924
Real time systems	905,534	893,349	12,185
Furniture and fixtures	353,827	307,763	46,064
Computer equipment	808,650	608,628	200,022
Software and production tooling	1,348,395	889,037	459,358

	$3,961,278	$3,213,725	$747,553

Included in the accumulated depreciation above for software and production tooling is a current year asset impairment charge of $102,900 (2002 - $100,000, 2001 - nil).  The impairment charge was measured based on projected future operating cash flows of purchased software.

4.

Goodwill

In accordance with the Company’s accounting policy, an analysis of the recorded goodwill was completed in the current year.  As a result of the declining activity in the E-Commerce operating segment, an assessed goodwill impairment of $2,184,589 has been recognized as at December 31, 2003.

5.

Other intangible assets:

		Accumulated	Net book
2003	Cost	amortization	value

Patents and trademarks	$831,895	$663,544	$168,351
Purchased customer list	34,418	13,767	20,651

	$866,313	$677,311	$189,002

		Accumulated	Net book
2002	Cost	amortization	value

Patents and trademarks	$780,503	$594,266	$186,237
Purchased customer list	34,418	6,884	27,534

	$814,921	$601,150	$213,771

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

Common shares issued and outstanding:

	Number of
	Shares	Consideration

Balance at December 31, 2000	7,383,014	$45,277,094

Additional shares issued due to conditions of reverse stock split	425	–
Repurchase of common shares	(241,615)	(1,539,468)
Cancellation of shares held in escrow (note 1)	(56,250)	–

Balance at December 31, 2001	7,085,574	$43,737,626

Issued for cash on exercise of options	70,500	34,815
Additional paid-in-capital stock options (note 7)	–	4,870
Additional paid-in capital warrants (note 8)	–	108,725

Balance at December 31, 2002	7,156,074	$43,886,036

6.

Share capital (continued):

Balance at December 31, 2002	7,156,074	$43,886,036

Issued for cash on exercise of options	44,170	22,940
Additional paid-in capital stock options (note 7)	–	90,439
Additional paid-in capital warrants (note 8)	–	108,725

Balance December 31, 2003	7,199,244	$44,108,140

In 2001 year, the Company repurchased 241,615 common shares for $430,800.  The excess of the average cost of the shares over the purchase price amounting to $1,108,668 has been assigned to contributed surplus.

The basic weighted average shares outstanding for the year ended December 31, 2003 was 7,171,217 (December 31, 2002 – 7,095,552, December 31, 2001 – 7,252,764).  The diluted weighted average shares outstanding for the year ended December 31, 2003 was 7,900,030 (December 31, 2002 – 7,455,833).  For the year ended December 31, 2001 the diluted weighted average shares outstanding was in all material respects the same as the basic weighted average shares outstanding.

7.

Stock option plan:

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers, consultants and employees for the purchase of authorized but unissued common shares.  At December 31, 2003, stock options to purchase 1,738,765 common shares are outstanding and 376,183 shares are reserved for issuance under the option plan.  The stock options are exercisable at prices ranging from $0.47 to $1.75 per share and expire on various dates between 2004 and 2012.

During the year ended December 31, 2003, the Company granted 280,000 options to employees and directors (2002 – 411,310, 2001 – 1,137,310) with exercise prices at or greater than the market price of the Company’s stock on the date of grant.  Of these  280,000 options, 30,000 vested immediately .  The remaining 250,000 options vest at various times depending upon individual specified performance criteria being met. At December 31, 2003, none of these options had vested.  In 2003, the Company also granted an additional 55,000 options to non-employees (2002 – 35,000) in connection with services performed. All of these options fully vested at the date of grant.

The fair value of the vested options granted during 2003 is estimated on the day of grant using the Black-Scholes option pricing model with the following assumptions; risk free interest rate of 4.5%, weighted average volatility of 105%, expected option life of three to five years, and dividend yield of 0%.   For the year ended December 31, 2003, $30,820 has been recognized as compensation cost related to options granted to employees and directors, and $59,619 (2002 - $4,870) has been recognized as compensation cost related to options issued to non-employees.

No compensation cost was recorded in the Company’s statement of operations and deficit for options granted in 2002 to employees, directors and officers.  Had compensation cost for stock options granted in 2002 been determined based on the fair value method, the Company’s pro-forma net loss would have been increased by $103,602 to $3,207,978 for the year ended December 31, 2003 and the net income for the year ended December 31, 2002 would have decreased by $8,478 to $1,120,474.

7.

Stock option plan (continued):

Changes in options granted during the years ended December 31, 2003, 2002 and 2001 were as follows:

	Number of	Exercise price	Weighted average
	Shares	per share	exercise price

Balance at December 31, 2000	869,399	6.00 – 12.24	8.32

Granted	1,137,310	0.47 – 2.12	0.76
Cancelled or expired	(186,109)	6.00 – 9.00	8.43

Balance at December 31, 2001	1,820,600	0.47 – 12.24	3.59

Granted	446,000	0.57 - 1.75	0.96
Exercised	(70,500)	0.47 – 0.75	0.49
Cancelled or expired	(600,178)	2.12 – 12.00	8.18

Balance at December 31, 2002	1,595,922	0.47 – 12.24	1.26

Granted	335,000	1.00 – 1.48	1.24
Exercised	(43,170)	0.47 – 1.00	0.53
Cancelled or expired	(148,987)	1.21 – 12.24	5.97

Balance at December 31, 2003	1,738,765	$0.47 – 1.75	$0.87

The following table summarizes the information about stock options outstanding at December 31, 2003:

			Options Outstanding			Options Exercisable

			Number	Weighted	Weighted	Number	Weighted
			Outstanding at	Average	Average	Exercisable at	Average
Range of			December 31,	Remaining	Exercise	December 31,	Exercise
Exercise Prices			2003	Term (years)	Price	2003	Price

		$0.47	527,127	2.8	$0.47	523,897	$0.47
0.57	to	0.62	275,000	7.2	0.61	91,666	0.62
1.04	to	1.21	751,638	2.5	1.10	435,203	1.04
1.32	to	1.75	185,000	4.2	1.52	185,000	1.52

			1,738,765			1,235,766

8.

Warrants

During 2003, the Company issued 250,000 common share purchase warrants as consideration for services received (2002 – 250,000).  Each warrant entitles the holder to acquire one common share of the Company for $1.04 per share and expire March 25, 2007. The fair value of the warrants was determined to be $108,725, was capitalized to software and production tooling, and was calculated using the Black-Scholes pricing model with the following weighted average assumptions:

Risk free interest rate	4.5%
Volatility	80%
Life of the warrant	4.5 years
Dividend yield	0%

9.

Adjusted net income and earnings per share

As described in Significant Accounting Policies, effective January 1, 2002 the Company has adopted a new accounting standard whereby goodwill is no longer amortized.  Had the standard been applied in fiscal 2001, the net loss reported would have been as follows:

2001

Reported net loss	$(732,910)
Add back amortization of goodwill	459,511

Adjusted net loss	$(273,399)

Adjusted net loss per share	$(0.04)

10.

Changes in non-cash working capital balances:

	2003	2002	2001

Accounts receivable	$708,325	$(490,274)	$727,696
Inventory	(96,174)	12,132	19,844
Deposits and prepaid expenses	(24,247)	26,691	15,087
Accounts payable and accrued liabilities	12,303	(83,832)	(48,139)
Deferred revenue	(23,964)	112,229	(971)

	$576,243	$(423,054)	$713,517

11.

Income taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the income (loss) for the year.  The reasons for the differences are as follows:

	2003	2002	2001

Income (loss) for the year	$(3,705,631)	$1,128,952	$(732,910)

Combined Canadian Federal and
Provincial statutory rate	36.75%	39.24%	42.12%

Computed tax (recovery)	(1,361,819)	443,001	(308,702)

Increase (decrease) resulting from:
Unrealized (realized) benefit of future
tax assets	946,000	(450,988)	193,127
Income taxes computed at different
rates in the United States	33,428	7,987	115,575
Reduction of unrealized future tax assets
for enacted changes in income tax rates	119,201	–	–
Other permanent differences	263,190	–	–

Actual expense (recovery)	$–	$–	$–

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2003	2002	2001

Future income tax assets:
Capital assets	$867,000	$–	$867,000	$564,000	$402,000
Share issue costs	6,000	–	6,000	6,000	6,000
Loss and SRED carryforwards 7,278,000 2,846,000 4,432,000				7,075,000	7,659,000
Intangible assets 2,154,000 155,000 1,999,000				1,714,000	1,845,000
Investments	–	158,000	158,000	158,000	153,000

	3,874,000	6,589,000	10,463,000	9,517,000	10,065,000
Less: Valuation allowance	(3,874,000)	(6,589,000)	(10,463,000)	(9,517,000)	(10,065,000)

Net future tax assets	$–	$–	$–	$–	$–

The Company has Canadian non-capital loss carry-forwards in the amount of $3,906,000 which expire at various dates between 2004 and 2009 and Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards in the amount of $4,287,000 which have no expiry.  The Company also has United States net operating loss carry-forwards in the amount of $12,662,000 which expire at various dates between 2004 and 2022.

12.

Segmented information:

The Company operates in three operating segments consisting of Audio Products (Audio), E-Commerce Products (“E-Commerce”), and Voice Over Internet Protocol Products (Telephony).   The Company began operations in the Telephony segment in 2003 (note 2).  Audio involves the developing and marketing of sound localization technology for use in various industries. E-Commerce involves the developing and marketing of internet business services.  Telephony involves the developing and marketing of telecommunication over internet equipment and software.

For Audio products, during 2003 74% of total audio revenue arose from three customers, each of which individually provided greater than 10% of total revenues.  For 2002 76% of total revenue arose from two customers, each of which individually provided greater than 10% of total revenues.  For 2001, 65% of total revenue arose from two customers, each of which individually provided greater than 10% of total revenues.

For E-Commerce products, during 2003, 2002 and 2001 no one customer contributed to more than 10% of total E-Commerce revenue.

For Telephony products, during 2003, 61% of total telephony revenue arose from two customers, each of which individually provided greater than 10% total revenues.

2003	Audio	E-Commerce	Telephony	Total

Revenues	$1,511,312	$346,456	$185,320	$2,043,088
Interest revenue	41,132	–	32	41,164
Amortization of capital assets	192,584	39,970	–	232,554
Segment operating (loss) income	(488,259)	(18,624)	(764,410)	(1,271,293)
Segment assets	2,731,693	175,363	869,523	3,776,579
Expenditures for segment capital assets	129,406	867	576,477	706,750

2002	Audio	E-Commerce	Total

Revenues	$3,649,238	$575,073	$4,224,311
Interest revenue	25,867	1,402	27,269
Amortization of capital assets	410,633	57,230	467,863
Segment operating income	1,501,996	170,212	1,672,208
Segment assets	4,844,886	2,426,880	7,271,766
Goodwill	–	2,184,589	2,184,589
Expenditures for segment capital assets	263,554	103	263,657

2001	Audio	E-Commerce	Total

Revenues	$2,454,800	$571,194	$3,025,994
Interest revenue	73,094	425	73,519
Amortization of capital assets	306,885	64,756	371,641
Segment operating (loss) income	652,555	(615,917)	36,638
Segment assets	3,463,729	2,502,278	5,966,007
Goodwill	–	2,184,589	2,184,589
Expenditures for segment capital assets	132,021	39,539	171,560

12.

Segmented information (continued):

Geographic information	2003 Revenue	2002 Revenue	2001 Revenue

Canada	$64,449	$3,443	$5,669
United States	1,515,602	3,636,657	2,607,868
Asia	456,194	584,211	412,457
Europe	4,365	–	–
Other	2,478	–	–

	$2,043,088	$4,224,311	$3,025,994

As at December 31, 2003 substantially all of the Company’s Audio and E-Commerce product assets and employees were located in Canada and all of the Company’s Telephony product assets were located in Canada while 25% of the Company’s Telephony employees were located in Canada and 75% were located in the United States.  As at December 31, 2002 substantially all of the Company’s product assets and employees were located in Canada.  As at December 31, 2001 substantially all of the Company’s Audio product assets and employees were located in Canada and substantially all of the Company’s E-Commerce product assets were located in the Untied States.

13.

Financial instruments and risk management:

The fair values of financial assets and liabilities approximate their carrying values at December 31, 2003.

The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables.  Foreign currency risk arising from a decline in the relative value of the Canadian dollar is managed to the extent that Canadian dollar denominated cash and receivables are equal to or exceed Canadian dollar payables.  The Company has not, at December 31, 2003, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

The Company is exposed to credit risk on its accounts receivable, royalties receivable and accrued revenue.  As at December 31, 2003 there were outstanding accounts receivables balances from two entities which comprised 57% of the total balance.  These entities are located in the United States and Asia.  82% of these amounts have been collected subsequent to the year end.

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

During the 2002 year the Company resolved an outstanding contingency relating to an employment contract that expired September 30, 2002 by putting in place an individual pension plan for the individual.  $ 55,189  was contributed to the plan as a past service cost.

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2003 to make the following minimum lease payments over the next five years:

2004	$100,067
2005	108,053
2006	99,906
2007	95,832
2008	79,860

$483,718

15.

United States accounting principles:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Any differences in United States generally accepted accounting principles (“US GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

 (a)

The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to US GAAP.  Under US GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet.    In 2001 the Company had recorded unrealized holding gains and related unrealized future income tax expense on investments classified as “available for sale” securities under US GAAP.

15.

United States accounting principles (continued):

 (b)

The Company had previously applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to US GAAP.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.  In addition, variable accounting would be applied to stock options that have been repriced, whereby compensation expense would be recorded or recovered on the date of reporting only if the current market price of the underlying stock exceeded the exercise price.  SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.  As allowed by SFAS No. 123, the Company had elected to continue to apply the intrinsic value-based method of accounting described above and adopted the disclosure requirements of SFAS No. 123.  Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.  In accordance with the adoption of the fair value-based method for Canadian GAAP purposes, the Company has elected to prospectively adopt the fair value-based method under US GAAP, as provided for under SFAS No. 123.

 (c)

Under US GAAP a portion of the excess of the purchase price over the fair value of net identifiable assets acquired upon the acquisition of Virtual Spin, Inc. in 1999 were allocated to assets to be used in research and development activities and were expensed at the date of the business combination.  Under Canadian GAAP these amounts are allocated to goodwill.

There are no differences in net income reported between Canadian and United States accounting principles for each of the years in the three year period ended December 31, 2003.

Other differences between Canadian and United States accounting principles is summarized as follows:

The components of comprehensive income are as follows:

	Years ended December 31,

	2003	2002	2001

Income (loss) under US GAAP	$(3,705,631)	$1,128,952	$(732,910)
Other comprehensive income (loss):
Recovery of other comprehensive
income (loss) through sale of
investments	–	–	151,943

Comprehensive income (loss)	$(3,705,631)	$1,128,952	$(580,967)

Accumulated other comprehensive
income (loss) beginning of year	$–	$–	$(151,943)

Accumulated other comprehensive
income (loss) end of year	$–	$–	$–

15.

United States accounting principles (continued):

For Canadian GAAP presentation of the statement of operations, depreciation and amortization, and impairment of asset charges have been excluded from the calculation of operating profit (loss).  United States GAAP requires that those charges be included in the calculation of operating profit (loss).

There was no difference in the weighted average number of shares outstanding in the years ended December 31, 2003, 2002 and 2001 under Canadian and United States GAAP.

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted accounting principles is as follows:

	As reported
	in accordance
	with		Under
December 31, 2003	Canadian GAAP	Differences	US GAAP

Current assets	$2,472,585	$–	$2,472,585
Capital assets	1,114,992	–	1,114,992
Intangible assets	189,002	–	189,002

	$3,776,579	$–	$3,776,579

Current liabilities	$329,745	$–	$329,745
Shareholder’s equity:
Common shares	44,108,140	202,058	44,310,198
Contributed surplus	1,114,316	–	1,114,316
Deficit	(41,775,622)	(202,058)	(41,977,680)

	$3,776,579	$–	$3,776,579

	As reported
	in accordance
	with		Under
December 31, 2002	Canadian GAAP	Differences	US GAAP

Current assets	$3,625,853	$–	$3,625,853
Note receivable	500,000	–	500,000
Capital assets	933,790	–	933,790
Intangible assets	2,212,123	–	2,212,123

	$7,271,766	$–	$7,271,766

Current liabilities	$341,405	$–	$341,405
Shareholder’s equity:
Common shares	43,886,036	202,058	44,088,094
Contributed Surplus	1,114,316		1,114,316
Deficit	(38,069,991)	(202,058)	(38,272,049)

	$7,271,766	$–	$7,271,766

15.

United States accounting principles (continued):

Included in the current liabilities above are accrued liabilities of $71,672 in 2003 and $109,178 in 2002.

During the years ended December 31, 2003, 2002 and 2001 the Company granted options to employees, directors and officers.  Compensation cost is recorded in the Company’s statement of operations and deficit for options granted and vested during 2003 in accordance with the adoption of the fair value based method effective January 1, 2003.  During 2002 and 2001, 411,000 options and 1,137,310 options respectively were granted with exercise prices at or greater than the market price of the Company’s stock on the date of grant.  No compensation cost had been recorded in the Company’s statement of operations and deficit for options granted during 2002 and 2001.

The Company has calculated the fair value of stock options granted to employees using the Black Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001

Risk free interest rate	4.5%	4.5%	5.0%
Volatility	105.0%	80.0%	113.3%
Expected option life (in years)	3 to 6	2.0	2.0
Dividend yield	0%	0%	0%

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income (loss) and basic income (loss) per share would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001

Net income (loss) under US GAAP:
As reported	$(3,705,631)	$1,128,952	$(732,910)
Pro forma	(3,809,233)	1,120,474	(1,247,633)

Basic income (loss) per common share:
As reported	$(0.52)	$0.16	$(0.10)
Pro forma	(0.54)	0.16	(0.17)