Form 20-F
period 2004-12-31
QSOUND LABS INC
filed 2005-03-21
CIK 840518

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

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

Common Shares at December 31, 2004: 8,404,085

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

6

D.  Risk Factors

6

ITEM 4. INFORMATION ON THE COMPANY

11

A.  History and Development of the Company

11

B.  Business Overview

12

C.  Organizational Structure

18

D.  Property, Plants and Equipment

18

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

19

A.  Operating Results

20

B.  Liquidity and Capital Resources

22

C.  Research and Development

22

D.  Trends

24

E.  Off-Balance Sheet Arrangements

25

F.  Tabular Disclosure of Contractual Obligations

25

G.  Safe Harbour

25

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

25

A.  Directors and Senior Management

25

B.  Compensation

27

C.  Board Practices

27

D. Employees

28

E.  Share Ownership

28

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

30

A.  Major Shareholders

30

B.  Related Party Transactions

31

C.  Interests of Experts and Counsel

31

ITEM 8. FINANCIAL INFORMATION

31

A.  Consolidated Statements and Other Financial Information

31

B.  Significant Changes

31

ITEM 9.  THE OFFER AND LISTING

31

A. Offer and Listing Details

31

B.  Plan of Distribution

32

C.  Markets

32

D.  Selling Shareholders

32

E.  Expenses of the Issue

32

ITEM 10.  ADDITIONAL INFORMATION

32

A.  Share Capital

32

B.  Memorandum and Articles of Association

32

C.  Material Contracts

34

D.  Exchange Controls

34

E.  Taxation

34

F.  Dividends and Paying Agents

40

G.  Statements by Experts

40

H.  Documents on display

40

I.  Subsidiary Information

41

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

41

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

41

PART II

41

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

41

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

41

ITEM 15. CONTROLS AND PROCEDURES

41

ITEM 16. [RESERVED]

42

ITEM 16A.  Audit Committee Financial Expert

42

ITEM 16B.  Code of Ethics

42

ITEM 16C.  Principal Accountant Fees and Services

42

ITEM 16D.  Exemptions from Listing Standards for Audit Committees

42

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

42

PART III

42

ITEM 17. FINANCIAL STATEMENTS

42

ITEM 18. FINANCIAL STATEMENTS

43

ITEM 19. EXHIBITS

43

SIGNATURE

44

Consolidated Financial Statements

46

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

The selected data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2004, are derived from the consolidated financial statements of QSound and subsidiaries, which financial statements have been audited by the external auditors for the company.  The consolidated financial statements as of December 31,

2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and the report thereon, are included elsewhere in this report.  These financial statements have been prepared in accordance with generally accepted accounting principles in Canada which, except as indicated in Note 12 to the Consolidated Financial Statements, are also, in all material respects, in accordance with generally accepted accounting principles in the United States.  The financial statements have been audited in accordance with both Canadian and United States Generally Accepted Auditing Standards, and in 2004 in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The selected financial data presented below has been prepared in accordance with generally accepted accounting principles in the United States.

Selected Financial Data
Years ended December 31, 2004, 2003, 2002, 2001, and 2000
(Under United States GAAP in United States Dollars)
	2004	2003	2002	2001	2000
Revenue:
Royalties, license fees and product sales	$ 2,213,178	$ 2,043,088	$ 4,224,311	$ 3,025,994	$ 4,469,002
Cost of product sales	(419,290)	(419,837)	(271,530)	(91,438)	(208,298)
	1,793,888	1,623,251	3,952,781	2,934,556	4,260,704
Expenses:
Marketing	1,251,695	1,301,890	895,820	1,074,139	1,360,698
Operations	240,691	174,558	235,201	275,077	375,000
Product research and development	962,340	834,333	643,524	951,017	1,610,436
Administration	800,611	578,805	502,861	597,685	802,582
Foreign exchange	41,955	4,958	3,167
Depreciation and amortization	457,572	308,717	382,662	831,193	1,135,054
Impairment of assets	–	108,154	100,000	–	–
Impairment of goodwill	–	2,184,589	–	–	5,163,504
Funding past service pension costs	–	–	55,189	–	–
Write-down of investments	–	–	–	8,300	1,515,568
	3,754,864	5,496,004	2,818,424	3,737,411	11,962,842

Operating (loss) profit	(1,960,976)	(3,872,753)	1,134,357	(802,855)	(7,702,138)

Interest and other income	78,727	41,164	29,833	73,568	154,788
Gain (loss) on sale of capital assets	(15,616)	2,204	740	6,492	(34,634)
Gain on sale of investments	–	–	–	24,327	–
Other	(28,081)	123,754	(35,978)	(34,442)	(225,048)
	35,030	167,122	(5,405)	69,945	(104,894)

Net (loss) income for the year	(1,925,946)	(3,705,631)	1,128,952	(732,910)	(7,807,032)
Deficit, beginning of year	(41,977,680)	(38,272,049)	(39,401,001)	(38,668,091)	(30,861,059)

Deficit, end of year	$(43,903,626)	$(41,977,680)	$(38,272,049)	$(39,401,001)	$(38,668,091)

Comprehensive income (loss)	$ -	$ -	$ -	$ (580,976)	$ (7,588,075)

Income (loss) per common share, basic	$ (0.25)	$ (0.52)	$ 0.16	$ (0.10)	$ (1.06)
Income (loss) per common share, diluted	$ (0.25)	$ (0.52)	$ 0.15	$ (0.10)	$ (1.06)

Total assets	$ 5,227,834	$ 3,776,579	$ 7,271,766	$ 5,966,007	$ 7,576,884

Net assets	$ 4,922,425	$ 3,446,834	$ 6,930,361	$ 5,652,999	$ 6,664,766

Share capital – common shares	$ 45,994,584	$ 44,003,303	$ 43,974,499	$ 43,939,684	$ 45,479,152
Warrants	$ 1,502,331	$ 217,450	$ 108,725
Contributed surplus	$ 1,329,136	$ 1,203,761	$ 1,119,186	$ 1,114,316	$ 5,648
Share capital – common shares issued and outstanding	8,404,085	7,199,244	7,156,074	7,085,574	7,383,014

At March 2, 2005 the exchange rate was U.S. $0.7448 per CDN. $1.00.

The high and low exchange rates for each month during the previous six months ended February 28, 2005, and the average rates (average of the exchange rates on the last day of each month during the year) for Canadian dollars for each of the years in the five year period ended December 31, 2004 based on the closing rates of the Bank of Canada and expressed in U.S. dollars were as follows:

		Month
		High	Low

February 2005		0.8164	0.7962
January 2005		0.8331	0.8057
December 2004		0.8448	0.8055
November 2004		0.8504	0.8168
October 2004		0.8210	0.7857
September 2004		0.7926	0.7652

	Average

2004 Year	0.7698
2003 Year	0.7135
2002 Year	0.6368
2001 Year	0.6458
2000 Year	0.6736

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

We were not profitable in 2004 or in 2003 in any of our business segments.  The IP telephony and e-commerce business units have never been profitable. Except for 2002, we have been only marginally profitable in previous years, and we have had to rely on the sale of our common shares, and in the past on debt financing, to fund our business operations.

With the exception of 2002, we have a history of losses and we have had to fund our operations through a combination of equity and debt financings. In 2004 we had revenues of $2,213,178 and operating expenses of $4,174,154, including cost of products sold of $419,290.  The net loss for the year was $(1,925,946).  In 2003 we had revenues of $2,043,088 and operating expenses of $3,623,098 including cost of products sold of  $419,837. After impairment of assets of $108,154 and impairment of goodwill of $2,184,589, there was a resultant loss of $(3,705,631) for the year. Our loss per share for 2003 was $(0.52). If we are not successful in enhancing revenues through increased sales of our products and technologies or the development and marketing of additional products, or if there is a material increase in our expenses, we may be unable to achieve profitability in the future. As a result, we may have to rely on the sale of shares and on debt financings in the future.  If we are unable to raise financing when and in the amount required, we may be required to cease operations.

Our audio industry revenues come from a limited number of accounts and a significant change in the performance or a loss of these accounts would have a material effect on our revenues.

The sources of our audio industry revenues are limited in number and a reduction in the performance, or expiration or termination, of any of these accounts, would have a material effect on our revenues and consequently, the Company’s financial condition. For example, our hearing aid license with Starkey Laboratories, which accounted for 30% of our 2003 revenues, expired in the third quarter of 2004 and we have not replaced this revenue stream yet.  In the event that we lose one or more of these accounts, our results of operation would suffer materially.

Our audio revenues depend primarily on license fees generated upon the sale of devices that incorporate our technology.  As a result, we are highly dependent upon the sales efforts of the manufacturers of these products and market acceptance of their product offering.

Our primary business in the audio business revolves around entering into license agreements with semiconductor and handset manufacturers who wish to incorporate our microQ and QVE audio engine technology into their products.  Under these agreements, we generate revenue based on the number of units incorporating our microQ audio engine produced by each manufacturer.  To date, significant distribution of microQ enabled devices has not yet begun. The target for product delivery to the marketplace for many of these products is in the latter part of 2005.  Factors that contribute to performance of these products include, among others:

  end-user demand;

  timeliness, quality and pricing;

  success or failure of distribution and commercialization efforts;

  competition from similar or substitute products;

  manufacturing uncertainties; and

  general or regional economic conditions.

If the these products do not meet the currently anticipated timeline or if these products are not widely accepted by consumers, our revenue stream may be delayed or may not materialize at all.  As a consequence of the effect that these and similar factors may have on our licensees, customers and partners, we may from time to time experience significant fluctuations in our revenues, even on a quarterly basis and as a result, we believe that period-to-period comparisons for our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Three distributors accounted for 37% of our IP telephony revenue in 2004 and the loss of one or more of these distributors could cause our revenues to decline.

For the year ended December 31, 2004, three distributors accounted 37% of our revenues from our IP telephony business. We anticipate that a limited number of distributors will continue to account for a significant portion of our IP telephony revenues for the foreseeable future. Key factors in maintaining our relationships with these distributors include the reliability of our products, the pricing of our products relative to competitors, and the relationships of our sales employees with their personnel. To the extent that our performance does not meet their expectations, or the reputation of our product quality or relationships with one or more major distributor are impaired such that they reduce or eliminate use of our services, our revenues could decline significantly and our operating results could be adversely affected.

To succeed in the audio industry we must be able to identify emerging technological and market trends, to enhance our existing technologies and develop new technologies, and to achieve and maintain wide distribution.

The audio industry is characterized by a number of factors including:

  rapid technological changes;

  short technology and product life cycles;

  escalating pressure to provide improved audio solutions at increasingly lower prices;

  frequent introduction of new technologies and products; and

  development of audio enhancement technologies in-house by potential customers.

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

Due to the rapid technological development in our field and changing regulatory and industry standards, our IP telephony technologies may become obsolete quickly.

The IP telephony industry is characterized by rapid technological advances, evolving industry standards and frequent new product introductions. Unless we continue development and improvement of our products and technologies to respond to advances in technology and changes in the regulatory landscape, our products may not be accepted by consumers or industry regulators. To keep pace with industry changes, we must continue to incur research and development costs which may not be offset by new and existing revenue streams.

Our products incorporate technologies licensed from a number of third parties.  If we are unable to maintain these licenses on favorable terms or we are unable to effectively integrate these technologies, our revenues will suffer.

Our products incorporate a number of technologies licensed from third parties.  If we are unable to maintain our relationships with these third parties on favorable terms or if we are unable to successfully integrate these technologies into our product line, we may need to revise our products, including by limiting product features or locating substitute technologies.  Any modifications of our products would be costly and divert research and development efforts.  As a result, our business and results of operation would suffer.

We have limited experience with manufacture and distribution of hardware products and intend to outsource the majority of production.  Our success will depend on our ability to manage this process.

We have not previously engaged to any material extent in the manufacture and distribution of hardware products and intend to outsource the manufacture of the majority of the components of our products.  As a result, we will be heavily dependent on these manufacturers to meet product delivery schedules and maintain quality.  Our success will depend upon our ability to:

  source competitively priced component parts;

  partner with low-cost manufacturers;

  maintain product quality standards;

  contain operating expenses;

  finance product inventory; and

  co-ordinate inventory stock quantities with product distribution requirements.

If we are unable to effectively manage our relationships with our manufacturers, the quality or supply of our products may suffer.

If we fail to obtain product standard certification in particular countries we will be unable to sell our IP telephony products in such countries.  Any such limitations would adversely impact our revenues and business prospects.

Our IP telephony products must meet certain safety and radio-frequency emission standards. Products that connect to the telephone network must also meet certain standards aimed at protecting the network. Virtually all countries have developed their own sets of standards, which are not uniform. If we do not obtain certifications attesting that our products comply with the standards of the country where our equipment will be used, we will be unable to export our products to that country. Any such failure would adversely impact our revenues and business prospects.

Telecommunications failures, computer viruses, breaches of security or terrorist attacks could disrupt our IP telephony and e-commerce businesses by reducing consumer confidence in the Internet as a means of communication and commerce.

Internet communications are susceptible to interruptions resulting from factors including telecommunications failures, computer viruses, capacity limitations, breaches of security, terrorist attacks and vandalism.  If one or a combination of these events causes consumers to lose confidence in the Internet as a means for communication or commerce, the growth of use of the Internet and reliance upon the Internet as an alternative to the telephone network would be negatively impacted.  Any shift of consumers away from the Internet would adversely impact sales of our IP telephony and e-commerce products.

Our e-commerce revenues have declined in the past few years and we do not expect growth in this business.

Our e-commerce revenues have declined in the past few years. Consolidation has become the principal method for acquiring new merchants, and we do not expect organic growth in our merchant base nor do we anticipate adding merchants through acquisition of competitors. Larger service providers may offer their products and services at reduced prices and we may have to adjust our prices accordingly. As new technologies are developed and introduced our e-commerce products may become less attractive to small business merchants.

Many of our competitors have greater resources available to them.  If we fail to compete effectively with our competitors, our results of operation and viability will be negatively impacted.

The audio, IP telephony and electronic commerce industries are intensely competitive.  We have competitors in these industries who have technologies and products that are similar to ours and compete directly with us.  Many of these competitors are large, established companies with significantly greater resources than we have. If we are unable to develop and commercialize products that consumers view as superior to those of our competitors in terms of leading edge technology, performance, features, functions or price, among other elements, our results of operation will suffer.

Our products and technologies are based on our intellectual property. If we fail to adequately protect our intellectual property our business will suffer, and if we are sued for infringement by a third party we will incur significant legal expenses and may be required to pay substantial fees and/or cease using any such intellectual property.

Our success depends largely on our ability to protect our proprietary technologies and to keep infringers from using and marketing our technologies. We rely upon U.S. and international patent, copyright, trade secret and trademark laws to protect our intellectual property. We also rely on contractual obligations such as non-disclosure agreements. Third parties may copy our technologies and we may be unable to prevent the sale of infringing products. Also, third parties may successfully develop products which compete with our products and which do not infringe our intellectual property rights. In addition, third parties may successfully assert that our technologies and products infringe their products and that our patents are invalid. Our business will suffer if we are not successful in defending our intellectual property, and we will incur significant legal expenses if we must defend third party infringement claims.  In addition, we may be ordered to pay substantial penalties and/or cease using certain intellectual property if we are found to have infringed on the intellectual property rights of a third party.

We may be subject to financial penalties in the event that the registration statement we filed on January 6, 2005 is not declared effective by the 90th day following the filing date.

In connection with the private placement completed in December 2004, we agreed to file a resale registration statement, and to bring such registration statement effective within ninety days of the filing. In the event that the registration statement is not declared effective by the 90th day following its filing, we are subject to a monthly penalty of approximately $20,000 in the first month and approximately $40,000 in each succeeding month until such date as the registration statement shall be declared effective by the SEC.  The SEC is conducting a review of the registration statement and we filed an amended registration statement on February 24, 2005.

New equity financing would dilute current shareholders.

If we raise funds through future equity financing, it will have a dilutive effect on existing holders of our shares by reducing their percentage ownership. The shares may be sold at a time when the market price is low because we need the funds. This will dilute existing holders more than if our stock price were higher. In addition, private equity financings normally involve shares sold at a discount to the current public market price.  Our articles of incorporation allow us to issue an unlimited number of common and preferred stock.  Therefore, there is no theoretical cap on the amount of dilution our investors may suffer in subsequent financings.

The telecommunications market fluctuates and is impacted by many factors, including decisions by service providers regarding their deployment of technology and their timing of purchases, as well as demand and spending for communications services by businesses and consumers.

Beginning in fiscal 2001 and continuing through fiscal 2003, the global telecommunications market deteriorated significantly, reflecting a significant decrease in the competitive local exchange carrier market, failures of many other start-up telecommunications service providers and a significant reduction in capital spending by established service providers. In 2004, the market stabilized but is still subject to fluctuations.

If adoption of IP telephony advances at a slower pace than we anticipate, our revenues and profitability may be adversely affected. The level of demand by service providers and their customers can change quickly and can vary over short periods of time, including from month to month. As a result of the uncertainty and variations in our markets, accurately forecasting revenues, results and cash flow remains difficult.

The market price of our common shares has been and continues to be volatile.

The trading price of our common shares on the Nasdaq SmallCap Market has been and continues to be volatile. During the twelve months ending on February 28, 2005 our stock price has ranged from a high of $8.47 to a low of $1.63. The market price may be affected by announcements of, among other things:

  new products by our competitors;

  fluctuations in our operating results; and

  assertions of intellectual property infringement made by us against third parties or by third parties against us and changes in our financial position.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which in turn could have a materially adverse impact on our financial results.

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

Our success depends on the skills, experience and performance of our senior management and certain other key personnel. We do not carry key personnel insurance on these employees. Experienced management and highly skilled engineers and software programmers are critical to the success of our business and are in high demand. We would suffer adverse effects if we are unable to successfully retain our key personnel, or hire and train suitable replacements.

Some of our directors and officers may in the future have potential conflicts of interest between their positions with QSound and their positions as executives or directors of companies that are in the same industries in which we engage.

Some of our officers and directors may in the future have conflicts of interest due to involvement as shareholders, officers, directors or partners of businesses that are engaged in the audio technology, IP telephony or e-commerce industries. These conflicts could include time and effort devoted to QSound, competition for customers and suppliers and interest in material contracts.  Although our by-laws and our corporate legislation require disclosure of conflicts of interest, and our code of ethics prohibits such conflicts, should a conflict arise our business could be adversely affected.

We are incorporated in Alberta, Canada, some of our directors and officers live in Canada, and most of our assets are in Canada, and investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

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

Since 1988 QSound's main focus is development, licensing and distribution of audio enhancement algorithms and software to the personal computer and consumer electronics, and more recently, the mobile devices, industries.  In 2004 we added to our number of  licensees for microQ™, our audio software engine for portable applications, in the growing mobile and handheld devices market which we had entered in 2003.  We completed sixteen OEM and semiconductor license agreements and three partner agreements for our audio software solutions. With respect to the PC market, we refocused our efforts and signed new license agreements with VIA Technologies, Ego Systems and Sony VAIO.  Also in 2004 we continued sales of existing and development of new Internet telephony technology products through our subsidiary QTelNet Inc.  Since 1999 our subsidiary QCommerce Inc. provides e-commerce enabling services to small business merchants.

Capital Expenditures

Our principal capital expenditures for each of fiscal year 2004, 2003, and 2002 are detailed in the table below:

	2004	2003	2002
Sound source and control equipment	$ 1,320	$ 12,818	$ 6,060
Furniture and fixtures	5,092	6,747	–
Computer equipment	103,468	94,454	52,435
Software and production tooling	483,029	592,731	164,164
Patents and trademarks	46,233	51,392	41,052
Total	$ 639,142	$ 758,142	$ 263,657

In fiscal 2004 our divestitures consisted of sound source and control equipment, furniture and fixtures, and computer equipment with a combined net book value of $20,045.  In fiscal 2003 our divestitures consisted of furniture and fixtures, computer equipment, and sound source and control equipment with a combined net book value of $3,857.  In fiscal 2002 our divestitures consisted of computer equipment with a net book value of nil.

B.  Business Overview

QSound was engaged in three business segments in 2004:

a) Audio Business Segment  Since its inception in 1988 QSound has established itself as one of the world’s leading audio technology companies, and we derive most of our revenues form this business segment.  QSound develops, markets and distributes multimedia software solutions and licenses algorithms based on our patented, proprietary audio technology portfolio. Our strategy is to focus on new products and technologies targeted for high-growth markets where the technical barriers to entry are high, and where we can lever our audio technology expertise to penetrate the market. We generate revenues by licensing to original equipment manufacturers  and chip manufacturers in the mobile and handheld devices, computer multimedia and consumer electronics markets, through sales of QSound-enabled analog chips to consumer electronics manufacturers, and by selling downloadable software products for Internet streaming audio, primarily through third parties and also directly, to consumers over the Internet.

b) Internet Telephony Business Segment  Our wholly owned Alberta subsidiary QTelNet Inc. develops and sells Internet telephony products under the brand-name FreeRide™.  We target the small to medium sized business and enterprise branch office market, offering Freeride™ products that enable these businesses to eliminate long distance charges between offices and to expand existing switchboards to encompass remote teleworkers or offices.    QTelNet continues to develop new VoIP products offering increased functionalities, ease of customization and cost savings to the customer.

c) E-commerce Business Segment Our wholly owned Washington subsidiary QCommerce Inc. provides electronic commerce services that enable electronic commerce for small businesses. QCommerce provides our existing client base of  Web merchants with all of the tools necessary to set up and operate an on-line store, and with marketing and advertising services to drive targeted traffic to the store.

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

  PC’s and PC peripherals including sound cards, speakers and monitors mobile phones & PDAs

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

Licensing

Our primary business model consists of licensing QSOUND technologies to:

  original equipment manufacturers (“OEM’s”) for specific products;

  semiconductor/component companies which manufacture and sell QSOUND enhanced chips to OEMs; and

  semiconductor/component companies that include QSOUND as an option for the OEM, who can then, at their choosing, license the technology directly from the Company (“facilitator license agreements”).

Licenses are negotiated on an individual basis.  Some of our license agreements provide for per-unit payments and others are on a fixed periodic payment or lump sum payment basis, and in some cases licensees pay engineering fees. The agreements do not have volume requirements and generally may be terminated by the licensee or by QSound without a prescribed financial penalty.

At the early stages of market adoption, licenses with OEM’s are feasible and desirable since they provide early endorsement of new technology. As markets mature and OEM product margins decrease, there is less opportunity for direct OEM licensing, since the OEM’s are now dependant upon the semiconductor companies to provide them with a cost effective fully featured solution.  Semiconductor licenses typically have smaller royalties per unit but can provide potentially much bigger volumes. The mobile and handheld device market is still at an early stage with respect to audio technologies, whereas the PC and DVD markets are at a mature stage.

In 2004 we negotiated and completed license agreements with eight OEM’s and eight semiconductor/component companies. Additionally, we entered into three facilitator license agreements under which our technologies are available for license by customers of these licensees.

The majority of these licenses were for the mobile and handheld device market. Among others, we added to our roster of microQ licensees semiconductor manufacturers Broadcom Corporation and Qualcomm Incorporated, mobile phone manufacturers Wistron Corporation and Eten Information Systems Co., Ltd. and multimedia component software supplier Packetvideo Corporation.    These licensees have agreed to pay license fees and/or periodic royalties for use of  QSOUND technologies.  The facilitator license agreements were with Vodafone Group Services Limited, LSI Logic Corporation and Samsung semiconductors division of Samsung Electronics Co., Ltd. Vodafone, the world’s largest mobile telecommunications company, licensed microQ Q3D in its VFX reference implementation for development of mobile devices offered by Vodafone.  microQ Q3D will be available for license by developers of applications targeted for Vodafone products.  Samsung introduced, in early 2004, a reference design for the world’s first 3G smartphone based on a Linux operating system. This design included components of our microQ technology.

In the PC multimedia market, we licensed our audio enhancement technologies in 2004 to Via Technologies, Inc., a leading developer of silicon chip technologies and PC platform solutions, for use in Via’s Vinyl Audio line of audio controllers and audio codecs. For Sony Vaio, we developed a new multimedia platform to be used in all of their Vaio PC product lines.

In 2003 we licensed microQ to MiTAC International Corporation which manufactures Pocket PC’s and smartphones, to Ceva, Inc., a leading designer of DSP cores for the cellular and digital multi-media markets and to DSP Group, a fabless semiconductor company.  microQ is available for license by Ceva’s customers. In 2003 we also entered into license agreements with semiconductor manufacturers Mediatek, NEC and Apogee, all of whom provide our audio enhancement technologies as an option to their customers.

Under our 2002 three year joint development agreement with Royal Philips Electronics, one of the world's largest electronics companies, Philips & QSound jointly developed a soft audio engine based on QSound’s QVE technology. Philips have branded the audio engine as the Philips SoundAgent2.  To date Philips has bundled the Philips SoundAgent2 with soundcards such as  Ultimate Edge, Rythmic Edge, Acoustic Edge, Seismic Edge, Sonic Edge, Dynamic Edge and Aurilium, with USB speakers namely, the DGX220  and with mini-component stereo systems, such as the MCM530. Philips paid an upfront fee creditable against future royalties, and has agreed to pay ongoing royalties.  We also granted to Philips 500,000 warrants currently exercisable at $1.04 per share and a right of first refusal to acquire control of our company.

Downloadable Software Products

QSound has several standalone software products as well as plug-in products for most media players and certain authoring tools. The majority of our software product revenues are derived from distribution of our iQfx family by RealNetworks, Inc., a leader in media delivery on the Internet. The iQfx family enhances playback of content over all of RealNetworks' media players. Our third generation iQfx3 plug-in is made exclusively for RealNetworks' RealOne Player®. Since the 2002 introduction of the RealOne Player and the concurrent change in RealNetworks' business model, revenues from sales of iQfx3 have decreased from past years' levels. RealNetworks continues to sell iQfx3, and the changes in strategy are not reflective of iQfx3’s sales performance.

QMAX® II is our universal plug-in for Internet streaming audio, and works with any sound source, including Windows Media Player and RealPlayer.  QMAX II intercepts the audio player output and applies realtime processing to optimize speaker and headphone audio. We have also developed and distribute custom plug-ins iQms2 plug-in for Windows Media Player 9 Series for Windows XP and QDVD for Intervideo’s popular DVD player, WinDVD

AudioPix® is a standalone software product that enables Web users to combine images with music to create their own personalized multimedia presentations for personal or business use.

We distribute our downloadable consumer software from our Web sites www.3dsoundstore.com, www.qsound.com and www.audiopix.com.

Other

We also purchase and resell QSOUND enhanced analog chips to OEM’s. This is a small part of our business. Our analog chip manufacturer licensees are Mitsumi Electric Co., Ltd., Renesas Technology Corp. (formerly Mitsubishi Electric Corporation) and Nippon Precision Circuits Inc. Mitsumi has the right to distribute QXPANDER chips in Japan, Europe and Asia and we distribute these chips in the rest of the world.  We have the right to distribute Mitsumi-manufactured QMDV chips world-wide.  Renesas has the right to market and distribute QSOUND-enhanced chips world-wide except in China and Hong Kong, where we sell these chips.  NPC distributes QSOUND-enhanced chips to Japanese companies and we sell these chips to Japanese and non-Japanese companies.

IP Telephony Business Segment

Our wholly-owned subsidiary QTelNet Inc. develops and sells Internet telephony systems under the brand-name FreeRide™. The current product offerings include:

  FreeRide FXS Gateways  -  products that allow conventional analog phones and switchboards to connect to a computer network

  FreeRide FXO Gateways  -   products that allow IP Phones to connect to conventional telephone networks.

  FreeRide IP Telephones    -   telephones that connect to a computer network.

FXS and FXO gateways can be combined in a number of different ways to connect remote office locations using VoIP technology. The growing adoption of broadband access is making it easier for smaller sized businesses to utilize VoIP products. Businesses can easily and seamlessly connect office phone systems, and extend their office phone capability to remote offices or home offices that have a broadband connection.

Typical applications for FreeRide products are implementations that eliminate long distance charges between offices, extend  existing switchboard functionality to encompass remote teleworkers or offices and provide VoIP over broadband wireless.

More specific examples of cost saving VoIP applications for small businesses using FreeRide gateways and IP telephones include:

  As a point-to-point application, eliminating high long distance charges for direct phone calls between two locations that may be a great distance apart and have high voice traffic.

  As a telecommuter application, eliminating long distance charges from remote offices by connecting them to the office switchboard so that they may work remotely as if they were at the office location.

  As a low cost alternative for adding local telephones and extensions to an existing switchboard that has reached its capacity, rather than upgrading or replacing the switchboard.

  As a low cost alternative for connecting phone extensions in different offices, allowing workers to use their existing desk phones to call through their switchboard to workers on a phone system at a different location, essentially extending the telephone system functionality in each office to include both offices.

  As a toll-free trunk line between office switchboards in different locations, linking voice traffic between switchboards via the Internet and bypassing long distance toll charges for the voice traffic between switchboards in the different offices.

In Q4 of 2004, QTelNet entered into a distribution agreement with Talley Communications, a leading distributor of broadband wireless communications products. This relationship broadens the scope of QTelNet’s traditional telephony reseller channels to include fixed wireless resellers.

Fixed wireless creates available bandwidth beyond where DSL or cable broadband can reach, extending the “last mile” and introduces new VoIP applications and opportunities for FreeRide products.  Some examples of broadband wireless applications being sold by Talley’s channels include energy companies who have deployed QTelNet VoIP over wireless to remote gas wells and oil derricks in the ocean. Fixed wireless is also widely used to provide bandwidth and VoIP phone service to temporary facilities, such as trailers used for a variety of construction and government applications.

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

E-commerce Business Segment

QCommerce provides electronic commerce enabling services to small businesses. We provide Web merchants with all of the tools necessary to set up and operate an on-line store, including custom design and programming, domain name registration, hosting, merchant credit card account set-up, technical support services and marketing and advertising services to drive targeted traffic to the store.

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

Revenues by Business Segment

In fiscal 2004, our revenues were $1,820,028 from the audio business segment, $245,238 from the e-commerce business segment and $147,912 from the Internet telephony segment.  In fiscal 2003, our revenues were $1,511,312 from the audio business segment, $346,456 from the e-commerce business segment and $185,320 from the Internet telephony segment.  In fiscal 2002, our revenues were $3,649,238 from the audio business segment and $575,073 from the e-commerce business segment.

Revenues by Geographic Market

Audio Business:  In 2004 product sales revenue was split between the United States and Asia.  Royalties and license fee revenue came primarily from the United States (62%) and Asia (28%).  In 2003 product sales revenue was split between the United States and Asia and royalty revenue came primarily from the United States.   In 2002 product sales, royalty and licensing revenue came primarily from the United States.

Internet Telephony Business:  In 2004 79% of our revenue came from the United States with an additional 16% coming from Canada.  In 2003 62% came from the United States and 33% was from Canada.  The remaining revenue in both years was split among Asia, Europe, Africa and Mexico.

E-commerce Business: Revenue for our e-commerce business segment has come primarily from the United States in 2004, 2003 and 2002.

Seasonality

We generally experience increased royalty revenues in our audio business segment in the second and third quarters for consumer electronics and PC sales, all related to the Christmas shopping season. These sales activities decrease during the fourth and first quarters. In 2004 we did not experience any seasonal changes in our e-commerce business segment.  All revenue from e-commerce was subscription based.  This revenue decreased a constant amount throughout the year. Our IP telephony business is not mature enough to track any seasonality trends.  Overall, seasonality does not have a material effect on our business.

Marketing Channels

Audio Business:  Our audio business segment sales and marketing activities are carried out by in-house employees and by representatives and agents in Asia that cover Japan, Hong Kong, China, Taiwan, Singapore, South Korea, Malaysia, Thailand, Philippines, India and Indonesia.  In addition, certain of our semiconductor licensees market and promote their QSOUND-enhanced products to third parties worldwide. Our downloadable software products are marketed primarily through RealNetworks, and also by participants in our affiliate marketing program, and from our own web sites.

Internet Telephony Business:  Sales and marketing activities of our IP telephony products are directed and carried out by QTelNet’s sales and marketing personnel, who focus on setting up sales channels through established distributors,  OEM’s and resellers of communications products.

E-commerce Business:  We are managing our existing client base and we do not actively carry on sales and marketing in this business segment.

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

We hold fourteen patents in the United States, including four patents which cover the fundamental technology applicable to our Q3D positional audio, QSURROUND, and stereo enhancement technologies. In addition, three patents cover binaural hearing aid technology previously co-developed by QSound Labs and the House Ear Institute of Los Angeles, California.  At the date of this report, an additional four patent applications for QSOUND complementary and improved technologies have been filed and more applications are in progress.  Patent applications have been made in fourteen foreign countries and a number of foreign patents have been granted, including in Japan.

Our key trademarks, including QSOUND, QSURROUND, QXPANDER and the stylized “Q” logo are registered in the United States and in various foreign countries. QSound Labs has filed trademark applications for many of its other trademarks in the United States and internationally, and carries on a trademark protection program on an ongoing basis for new trademarks.

QCommerce’s e-commerce enabling technologies, including software developed for QCart, are covered by copyright and trade secret laws, and contractual obligations.

QTelNet’s VoIP software and technologies are covered by copyright and trade secret laws, and contractual obligations.  QTelNet's products also include technologies that are licensed from third parties.

Competition

Each of the industries in which we engage is intensely competitive. In these industries we have competitors who have technologies and products that are similar to ours and compete directly with us. Some of these competitors are large, established companies with significantly greater resources. These large companies have advantages including greater financial strength, marketing resources and distribution capabilities, and greater ability to hire skilled personnel. In addition, we face competition from new market entrants.

  audio industry: Our competitors in the audio industry have products and technologies that compete with us in the mobile devices market; PC multimedia market; the consumer electronics market; audio enhancement software plug-ins for Internet media players; the headphone audio enhancement area; and the multi-channel home theatre market.

  IP telephony industry: We face significant competition in the IP telephony business. We expect competition to remain intense as existing communications companies enter into and new entrants emerge in this market.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of QSound and subsidiaries should be read in conjunction with the consolidated financial statements of QSound and related notes contained elsewhere in this Annual Report on Form 20-F.  These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in Note 12 to the Consolidated Financial Statements and as explained below, there are no material differences as pertains to these statements between accounting principles generally accepted in Canada and in the United States.  We measure and report in United States currency.

The preparation of these financial statements requires us to make estimates, judgments and assumptions that we believe are reasonable based upon available information, historical experience and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates

Overview

QSound Labs is a developer and provider of software solutions for audio, voice and e-commerce applications. We operate our business through three different operating units; QSound Labs, the parent company; its wholly-owned subsidiary QTelNet Inc; and its wholly-owned subsidiary QCommerce Inc.

Audio Business Unit

Our Audio business unit develops and licenses audio solutions to the world’s leading manufacturers of consumer products as well as semiconductor solution providers for these products. Specifically, these are products for the home theatre, video gaming, portable audio, mobile phone and computer markets. Revenues from this business unit comprised 82%, 74% and 86% of total consolidated revenues in fiscal 2004, 2003 and 2002 and are derived primarily through per unit royalty agreements.

Telephony Business Unit

Our Telephony business unit develops and distributes IP Telephony products which are targeted for the small business environment. Revenues from this business unit comprised 7%, 9% and 0% of total consolidated revenues in fiscal 2004, 2003 and 2002 and are derived from product sales to distributors.

E-Commerce Business Unit

Our E-Commerce business unit provides electronic commerce services, such as on-line storefront hosting and shopping carts, to small businesses. Revenues from this business unit comprised 11%, 17% and 14% of total consolidated revenues in fiscal 2004, 2003 and 2002 and are comprised primarily of monthly subscription fees.

The following represents a summary of our critical accounting policies, defined as those policies that are both very important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective or complex judgments. Our most critical accounting estimates include valuation of inventory, which impacts gross margin; valuation of goodwill and capitalization of software development costs, which both impact operating expenses when we impair assets or accelerate their depreciation.

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

Goodwill

Effective January 1, 2002, we adopted the new Canadian Institute of Chartered Accountants standard which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually by management on goodwill and other indefinite life intangibles. Our judgments in performing this test are based on operational performance of acquired businesses and market conditions.  In 2003 an analysis of the recorded goodwill was completed and an assessed goodwill impairment of the remaining balance was recognized at December 31, 2003.

Capitalization of Software Development

Research and development costs are expensed as incurred except if development costs are determined to be recoverable from and directly related to development of new products, processes or systems. In 2004, while $1,433,941 was spent on research and development, we capitalized only $498,336 of such costs.  The remaining $962,340 was expensed as the costs could not be directly related to the development of new products, but instead were related to pure research and updates of existing products.  In 2003, $943,058 was spent on research and development of which $108,725 was capitalized and $834,333 was expensed. Capitalized development costs are amortized against the related expected revenue as that revenue is recognized.

A.  Operating Results

Overall, our results have been effected by three main factors during the three year period ended December 31, 2004.  These are:

 1) Fluctuations in audio licensing revenues

The majority of the decrease in licensing revenues from $2,811,000 in fiscal 2002 to $779,000 in fiscal 2003 was caused by the expiration of one license agreement in February 2003. This event accounted for a decrease in licensing revenue of $1,707,000 between these periods. The increase from $779,000 to $1,162,000 in 2004 is a direct result of the introduction of new product solutions, microQ, targeted for the growing mobile and handheld device market. We have added several new licensees since the introduction of microQ in March 2003.  Most of these licensees have plans to ship products incorporating microQ in fiscal 2005. Therefore we have not yet established a re-occurring royalty revenue base but we have received upfront license fees as compensation for customization and engineering requirements per these license contracts. This revenue is the basis for the increase.

 2) A change in accounting policy re: stock based compensation

For fiscal 2004, 2003 & 2002, we recorded stock based compensation expenses of $320,000, $90,000 and $5,000 respectively.  The expense is based on a methodology for determining the cost of issuing stock options and warrants, called Black-Scholes. Prior to fiscal 2003, the Company calculated this expense for non-employee stock options only, hence the lesser amount. For fiscal 2003 onwards, we have included director and employee stock options in this calculation as recommended by the accounting authorities. The expense does not affect cash flow and is not reversible should the options or warrants expire without being exercised.

3) The fiscal 2003 goodwill impairment charge of $2,185,000

We completed an analysis of the recorded goodwill asset in the e-commerce business segment in fiscal 2003. As a result of this, we determined that an impairment charge of $2,185,000 was necessary.

A further factor that has affected the financial results in a more general sense during this period is the increase in value of the Canadian Dollar as measured against the United States Dollar. During the two year period ended December 31, 2004, the Canadian Dollar increased in value by approximately 23% over the United States Dollar. This has no effect on our reported revenues, since the majority of revenues are invoiced and collected in United States Dollars. However, since most of the

Company’s operations are based in Canada, the majority of our expenses are paid in Canadian dollars, and therefore reported expenses are affected by the Canadian/United States exchange rate.  During fiscal 2004 and 2003, this had a negative impact on the Company’s total operating expenses.

Discussion and analysis

Below we provide information on the significant line items in our statement of operations for the past three fiscal years, as well as analysis of the changes year-on-year.

Revenues
	2004	2003	2002

Licensing and Royalty Revenues(in 000’s)	$1,162	$779		$2,811

Change year-on-year	49%	(72%)	-

The increase in licensing and royalty revenues from 2003 to 2004 arose primarily from new microQ design wins. Royalty revenues actually declined in this period as a result of the expiration of one license in the hearing aid market.

Product Sales
	2004	2003	2002

Product Sales(in 000’s)	$1,051	$1,264		$1,414

Change year-on-year	(17%)	(11%)	-

One distribution partner has accounted for 30.3%, 26.0% and 30.8% of the product sales revenue in 2004, 2003 & 2002 respectively.  The decrease between 2002 and 2003 is directly attributable to the decline in sales during that period from this distributor.

The other major factor has been the steady decrease in revenues from our E-commerce business unit. We have chosen not to invest in marketing activities for this business unit, so consequently as subscriptions expire or are cancelled, we do not have sufficient replacement numbers to offset the decline in revenue.

Expenses
	2004	2003	2002

Marketing(in 000’s)	$1,252	$1,302		$896

Change year-on-year	(4%)	45%	-

The significant increase from 2002 to 2003 occurred when we established our IP Telephony business unit in April 2003. We cutback on these expenditures in March 2004 so as to bring them more into line with revenues being generated from the IP Telephony business unit at that time.

	2004	2003	2002

Product Research & Development(in 000’s)	$962	$834	$644

Change year-on-year	15%	30%	-

The large increase between 2002 and 2003 occurred when we established our IP Telephony business unit in April 2003. However between 2003 and 2004, we scaled back on our engineering budgets for both E-commerce and IP Telephony, bringing them more into line with revenues being generated from those business units. Offsetting that in 2004, was a 33%

increase in engineering cost for the audio business unit. This was a result of the increased licensing activity brought on by the introduction of our microQ software product.

Expenses
	2004	2003	2002

Administration and foreign exchange in 000’s)	$506	$843		$584

Change year-on-year	45%	16%	-

Most of the 45% increase in administration expense between 2004 and 2003 is due to the $230,000 increase in compensation cost for options issued primarily to directors and  employees. Similarly in comparing 2003 with 2002, compensation cost for options issued accounted for an $85,000 increase in administrative expenses. Prior to 2003, the Company did not record such compensation costs for directors and employees in the Income Statement, hence the increases in the following years.   During the two year period ended December 31, 2004 the US dollar has weakened considerably against the Canadian dollar, approximately 23%. This has also effected the Company’s cost base since the majority of expenses are incurred in Canadian dollars.

Expenses
	2004	2003	2002

Impairment of Goodwill(in 000s)	-	$2,185	-

In 2003, management completed an analysis of the recorded goodwill asset in the e-commerce business segment and determined that an impairment charge of $2,185,000 was necessary.

B.  Liquidity and Capital Resources

As at December 31, 2004 we had cash and cash equivalents of $3,327,543.  This is a increase of $1,266,450 over the balance at December 31, 2003 of $2,061,093.  $1,180,143 ($439,693 in 2003) of cash was used in operations during the 2004 fiscal year. No significant changes in working capital levels occured between the years.  Financing activities generated $3,050,467 in cash during fiscal 2004 ($22,940 in 2003) from the exercise of options and the private placement.

Cash used in investing activities increased to $578,083 in 2004 from $143,359 in 2003. The largest increase in cash used in investing activities was due to the company updating it’s computer equipment and investing in software and production tooling for new products to be introduced in 2005.

At December 31, 2004 we had working capital resources available of $3,457,107 (December 31, 2003 - $2,142,840) and management feels that with our current cash on hand and cash flows from operations we have sufficient capital to carry out our business plan for 2005.

C.  Research and Development

Audio Business: QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2004 and 2003 we concentrated on development and refinement of our QVE and microQ scalable software engines, as well continuing our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies. Our audio research and development costs were $784,496 in 2004, $588,410 in 2003 and $519,137 in 2002.  We also work jointly with our licensees and business partners to adapt and optimize our technologies for their products.

E-commerce Business:  Research and development expenditures in our e-commerce business segment have steadily decreased, reflecting the satisfactory performance of our products.  Research and development activities in 2004, 2003 and 2002 consisted mainly of upgrading our products, with expenditures of $ 39,032 in 2004, $50,757 in 2003, and $124,387 in 2002.

Internet Telephony Business:  In 2004 we had expenditures of $138,812 and in 2003 $195,166 for activities consisting of upgrading and adding functionalities to our software, and re-designing the internal layout and external features of our gateways.  We also had expenditures in 2004 of $561,192 in cash and stock options in development of new telephony products.  These costs have all  been capitalized.

Share Capital

During the 2004 fiscal year, our share capital increased from 7,199,244 common shares with a total book value of $43,801,245 to 8,404,085 common shares with a book value of $45,792,526.  The increase of 1,204,841 shares was a result of the exercise of stock options for cash of $1,174,218 and the private placement of 347,826 shares for $2,000,000.

Prior to January 1, 2003 we accounted for stock options to employees, directors and officers using the intrinsic value method.  Under the intrinsic value method, any consideration paid on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standard Board amended CICA Handbook, Section 3870, to require companies to account for all stock options using the fair value based method beginning January 1, 2004.  We used the fair value based method for stock options granted to non-employees prior to January 1, 2003, and we elected to early adopt the new handbook section.  As a result, effective January 1, 2003 all stock options are accounted for using the fair value based method.  Under the fair value based method, the fair value of granted options is estimated on the day of the grant using the Black-Scholes option pricing model.  Compensation cost is then expensed over the options’ vesting period

Warrants are similarly accounted for using the fair value based method.  During the year 75,000 common share purchase warrants were issued for services rendered and the fair value of the warrants determined to be $380,862 was charged to share capital as financing costs.  As additional 660,869 warrants were issued as part of the private placement and were allocated consideration of $904,019.

As at December 31, 2004 the company had 1,157,500 options outstanding at exercise prices ranging from $0.47 to $4.56 and expiring at various times up to 2010.  Further details on stock options outstanding can be found in Note 5 to the financial statements.

Subsequent to the year end and up to February 25, 2005, 3,500 stock options have been exercised for total consideration of $9,685. This brings the total shares outstanding to 8,407,585 with a book value of $46,761,026 and reduces the total options outstanding to 1,154,000.

As at December 31, 2004 the company had 1,235,869 common share purchase warrants outstanding.  714,130 of the warrants entitle the holder to acquire one common share of the Company for $1.04 to $9.12 per share.  The remaining 521,739 warrants entitle the holder to acquire one common share and 40% of a warrant for one common share exercisable for $9.12.  Further details on warrants outstanding can be found in Note 4 to the financial statements.

Private Placement

On December 16, 2004, we completed a private placement of our common shares, warrants to purchase common shares, and additional rights to purchase common shares and warrants, with one investor. We issued (i) 347,826 common shares at a purchase price of $5.75 per share, (ii) Series A warrants to purchase 139,130 common shares at the exercise price of $9.12 per share, and (iii) Series B Warrants to purchase (x) 521,739 common shares at the purchase price of $5.75 per share, and (y) Series C warrants.  The $5.75 per share purchase price represented a discount to the then market price of $7.05 per share. The Series C warrants are exercisable for 208,696 common shares at an exercise price of $9.12 per share.  The Series A warrants are exercisable from June 16, 2005 until December 16, 2009, the Series B warrants are exercisable during the period ending on the later of July 16, 2005 and one hundred and eighty days after the registration statement which we filed in connection with the financing has been declared effective, and the Series C warrants are exercisable until December 16, 2009.

We filed a short form registration statement with the SEC on January 6, 2005 registering for resale of the common shares issued at the closing of the transaction and 125% of the common shares issuable upon the exercise of the Series A warrants and the Series B warrants.  If the registration statement is not declared effective within ninety days of the filing date, we have agreed to pay penalties equal to one percent in the first month, and two percent in each succeeding month, of the aggregate purchase price of the common shares issued at closing of the transaction until such time as the registration statement is declared effective.

We have the right to require the investor to exercise the Series B warrants during the thirty-day period immediately preceding the expiration date of the Series B Warrant provided that certain conditions are met, including that the volume weighted average price of our common shares for the five trading days preceding the date of our notice to the investor is greater than $10.14 per share. Upon the exercise of the Series B warrants and no later than the twentieth day following the earlier of the exercise of all of the Series B warrants and the expiration date of the Series B Warrant, we have agreed to file a second registration statement with the SEC registering resales of the common shares issuable upon exercise of the Series C warrants. The second registration statement carries the same time periods for effectiveness and penalties as apply to this Registration Statement.

The Series A warrants, Series B warrants and Series C warrants are subject to customary anti-dilution adjustments. Until the sixtieth day after the registration statement has been declared effective, we have agreed to not conduct financings involving rights to register equity securities on or before December 17, 2005.

If the Series A or Series B warrants are exercised, we will receive the exercise price of the warrants which will be used for working capital.  The maximum aggregate exercise price of the Series A and Series B warrants is $4,268,864.85.  Except as described above, the investor is under no obligation to exercise the warrants and there can be no assurance that the investor will do so.

D.  Trends

Audio Segment:  Revenues for the past two years have decreased due to the expiration of the hearing aid license for North America in February 2003 and the rest of the world in August 2004. To counteract the anticipated slowdown in audio algorithm business, in 2001 the Company began developing audio software solutions rather than algorithms. There is a higher technological barrier to entry in these development efforts, which helps limit competition to those who are funded and possess a wider technological knowledge base. With the development efforts complete the Company now expects to grow revenue by exploiting two specific markets, namely PC and mobile devices.  Both of these markets are primed for feature driven “soft-audio” solutions.

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

The growth in mobile device shipments in the past few years has been staggering.  Audio is an important component of these devices. The audio systems shipped in mobile devices today are basic, reminiscent of solutions shipped in PCs ten years ago. The growing trend is towards “smart” devices running on operating systems provided by either Microsoft or Symbian . In 2004, there were less than 16 million of these units shipped. This is expected to at least double in 2005. Fully featured software audio solutions are expected to be a key component of these devices.

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

E.  Off-Balance Sheet Arrangements

We are not a party to and we do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

less

more

than 1

1-3

3-5

than 5

Contractual Obligations

Total

year

years

years

years

$

$

$

$

$

Long-term Debt Obligations

-

-

-

-

-

Capital (Finance) Lease Obligations

-

-

-

-

-

Operating Lease Obligations

323,518

96,564

161,746

65,208

-

Purchase Obligations

-

-

-

-

-

Other Long-Term Liabilities

-

-

-

-

-

G.  Safe Harbour

This document and other documents filed by the company with the SEC contain certain forward-looking statements with respect to the business of the company, including prospective financing arrangements. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statement.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Mr. James Bonfiglio resigned from the board of directors on November 24, 2004 and Mr. Francis Munoz, Executive Vice President who acted as engineering manager responsible for project management, personnel assignment and customer technical interface, resigned on August 31, 2004.  Mr. Louis W. MacEachern was appointed as a member and Chairman of the board of directors on January 17, 2005.

The following table sets forth certain information with respect to our executive officers and directors as of March 15, 2005.  All positions indicated are with QSound Labs, Inc. only.

Name

Position

David J. Gallagher

President, Chief Executive Officer, Director

Robert Starr

Vice President – Business Development

Joanna Varvos

Corporate Secretary

Doug Drury

Controller

Louis W. MacEachern

Director, Chairman of the Board

Stanley E. MacDougall

Director

M. Patty Chakour

Director

David J. Gallagher has served as President and Chief Executive Officer since June, 1992 and as a director since February, 1991.  Mr. Gallagher joined our company in 1989 and has acted as Vice-President, Finance, as Chief Financial Officer and as Chief Operating Officer. Mr. Gallagher has over twenty years experience in technology development and commercialization.

Robert Starr joined QSound as Vice President-Business Development in June, 2002.  Mr. Starr has over twenty-five years of high tech sales, marketing, and business development experience, including eighteen years in audio-related products.  Prior to joining the company Mr. Starr was Director of Business Development at Beatnik Audio where he was responsible for licensing audio software into mobile phones, PDAs, and set top boxes.  Prior to that, Mr. Starr was Vice President of Sales and Marketing at Staccato Systems, a start-up producing audio software for the PC and game developers, that was purchased by Analog Devices Inc. From 1986 to 1997 Mr. Starr was a member of and managed the Sales and Marketing division of Yamaha Systems Technology where, as the first American employee, he was instrumental in establishing Yamaha semiconductors and software as the defacto standard for PC sound cards. Mr. Starr has a BS.E.E. from Oklahoma State University and an M.B.A. from SIU Edwardsville.

Joanna Varvos is Corporate Secretary of QSound.  Ms. Varvos is a barrister and solicitor, admitted to the Law Society of Alberta in 1979.  Ms. Varvos has provided legal services to QSound Labs since 1989 and was previously in private practice with a emphasis on corporate and securities law.

Doug Drury, a Certified Management Accountant, is our Controller since December, 1999.  Mr. Drury has twenty years of financial and accounting experience. Prior to joining our company Mr. Drury was Controller of Meyers Sheet Metal Ltd., Master Plastics Inc. and Jenkins Control Systems Ltd.  He also taught accounting at the University of Calgary and the Southern Alberta Institute of Technology and operated his own public accounting firm from 1986 to December, 1997.

Louis W. MacEachern was appointed to act as a member and as Chairman of the board of directors on January 17, 2005.  Mr. MacEachern has over 56 years of business experience and is the sole owner of Fortune Industries Ltd., a business management consulting firm which formerly held the majority of shares in the Servpro/Dalco Group of companies, of which he was founder and chairman.  This group is involved in cleaning, salvage, construction and real estate. In addition Mr. MacEachern is a director of Elite Technical Inc., Mundoro Mining Inc., Nicer Canada Corp., PetroKazakhstan Inc., Regal Energy Corp. and Wellpoint Systems Inc.

Stanley E. McDougall was appointed to the board of directors on March 1, 2004.  Mr. McDougall is Chairman of Western Crating International Ltd., a Calgary, Alberta based export packaging company. Mr. McDougall has thirty-six years of business experience in situations ranging from start-up companies to large multi-plant operations, and including leading operations, acquisitions, financings, restructuring and dispositions.  Mr. McDougall is a member of the board of directors of Richer Systems Group, a private software company serving the international transportation and leasing industry, and Eagle Plains Resources Ltd., a junior mining and exploration company.  Mr. McDougall has a B.Comm. (Honours) from the University of Saskatchewan.

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

There are no family relationships between any directors or officers of QSound.  There are no arrangements or understandings between any director or officer of the company and any other person pursuant to which the director or officer was selected, except for employment agreements between QSound and Messrs. Gallagher, Starr and Drury.

B.  Compensation

Remuneration paid or payable to our directors and executive officers during fiscal year 2004 was an aggregate $496,446 for compensation paid to Messrs. Gallagher, Drury, Munoz and Starr, and Ms. Varvos.  No cash or other bonuses were paid to executive officers in 2004.  Mr. Gallagher’s salary for 2004 was $184,432.  Our directors are not paid cash compensation for their services in their capacity as directors; however, directors are reimbursed for reasonable travel and lodging expenses incurred in the provision of such services and receive stock options.

Mr. Gallagher participates in a registered individual pension plan that was put in place in 2002 to resolve an outstanding contingency relating to his employment contract.  In 2004 $14,822 Cdn. was contributed to the plan for fiscal 2004.  In 2003 $56,301 Cdn. for past service and $11,692 Cdn. for fiscal 2002, and $11,692 for fiscal 2003, was contributed to the plan.

The following table gives information concerning stock options granted to officers during 2004.

Name	Securities Under Options Granted	Exercise or Base Price	Market Value of Securities Underlying Options on Date of Grant	Expiration Date
Joanna Varvos	50,000[1]	$2.05	$2.05	March 10, 2009
Doug Drury	25,000[2]	$2.05	$2.05	March 10, 2009

1  These options are subject to shareholder approval, which we will seek to obtain at the annual meeting of shareholders scheduled to take place on April 29, 2005.  25,000 of these options vest upon shareholder approval and 25,000 options vest on July 1, 2005.

2  12,500 of these options are subject to shareholder approval, which we will seek to obtain at the annual meeting of shareholders scheduled to take place on April 29, 2005.  12,500 of these options have vested and 12,500 options vest on July 1, 2005.

The following table gives information concerning stock options granted to directors during 2004.

Name	Securities Under Options Granted	Exercise or Base Price	Market Value of Securities Underlying Options on Date of Grant	Expiration Date
James R. Bonfiglio	25,000	$1.88	$1.88	March 10, 2009
Stanley E. McDougall	25,000	$1.88	$1.88	March 10, 2009
M. Patty Chakour	25,000	$1.88	$1.88	March 10, 2009

C.  Board Practices

During 2004, the members of our board of directors were David J. Gallagher, James R. Bonfiglio until his resignation in November, and Stanley E. McDougall and M. Patty Chakour, both of whom joined the Board in March.  Directors are elected annually by shareholders at our annual meeting of shareholders, and serve until their successors are elected or appointed.

Our board of directors has two standing committees: an audit committee and a a compensation committee.  Members of these committees are independent of management and qualify as independent under all relevant Canadian securities, SEC and Nasdaq Stock Market rules and regulations. These independent directors hold regularly scheduled meetings at which only independent directors are present.  At the date of this annual report the members of these committees are Louis W. MacEachern, Stanley E. McDougall and M. Patty Chakour.

Audit Committee

All audit committee members must be able to read and understand fundamental financial statements and at least one member of the audit committee must have a background in financial reporting, accounting or auditing which results in the member’s financial sophistication.

The primary duties and responsibilities of the audit committee are to:

  appoint, compensate and oversee our external auditors;

  review and discuss with our external auditors their independence;

  review  and consider with our external auditors significant accounting principles and practices, alternate treatments of financial information and all material written communications between our external auditor and management;

  review our financial statements and disclosures with management and our external auditors;

  meet at least once a year in separate sessions with management, the internal auditor and our external auditors;

  review, monitor and control our information and reporting systems and financial risk exposures; and

  establish procedures for treatment of complaints regarding accounting and auditing matters

Compensation Committee

The primary duties and responsibilities of the compensation committee are:

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

  annual review and approval of the compensation of officers and other key executives of the Company; preparation of a report to shareholders for inclusion in our information circular relating to the annual shareholder meetings; and

  annual reassessment of the adequacy of the charter and recommendation of any proposed changes to the board.

We do not have any service contracts with directors, other than the employment contract with Mr. David J. Gallagher. Mr. Gallagher’s contract provides for discretionary bonuses if approved by the compensation committee, and participation in any pension and profit sharing plan established from time to time by the Board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Mr. Gallagher's pension plan is also payable in the foregoing circumstances and in the event of retirement between the ages of 60 and 65.  Mr. Gallagher’s employment contract is subject to renewal on September 30, 2005.  If there is a change in control of QSound and Mr. Gallagher elects not to continue his employment, Mr. Gallagher is entitled to vesting of any unvested options.

D. Employees

At December 31, 2004 we had  28 employees and persons engaged by contract on a fulltime basis, of whom 11 were in research, product development and technical support, 8 were in marketing and sales, 3 were in customer support and 6 were in administrative positions.  Two of these employees were located in the United States and the remainder were located in Canada. At December 31, 2003 we had  31 employees and persons engaged by contract on a fulltime basis, of whom 9 were in research, product development and technical support, 11 were in marketing and sales, 5 were in customer support and 6 were in administrative positions.  Six of these employees were located in the United States and the remainder were located in Canada. At December 31, 2002 we had 31 employees and persons engaged by contract on a fulltime basis, of whom 12 were in research, product development and technical support, 8 were in marketing and sales, 5 were in customer support and 6 were in administrative positions.

We are not subject to any collective bargaining agreements and believe our relationship with our employees is satisfactory.

E.  Share Ownership

The following tables show information as to share ownership by directors and executive officers as of March 15, 2005.

Shares

Name and Position	Common Shares Owned or Controlled	Percent of Class
David J. Gallagher President and CEO and Director	531,000[1]	6.3%
Robert Starr Vice President – Business Development	211,410[2]	2. 5%
Joanna Varvos Corporate Secretary	76,000[3]	*
Doug Drury Controller	20,500[4]	*
Louis W. MacEachern Chairman of the Board and Director	0	*
Stanley E. McDougall Director	25,000[5]	*
M. Patty Chakour Director	25,000[5]	*

1 Includes options to purchase  519,000 common shares.

2 Includes options to purchase 190,000 common shares.

3 Includes options to purchase 76,000 common shares.

4 Includes options to purchase 19,500 common shares.

5 Includes options to purchase 25,000 common shares.

* represents less than 1%

Options

The following tables show information as to options granted to directors and executive officers as of March 15, 2005.

Name and Position	Options	Exercise Price	Expiry Date
David J. Gallagher President and CEO and Director	253,190 175, 810 100,000	$1.04 $0.47 $1.65	July 22, 2006 December 2, 2006 December 30, 2007
Robert Starr Vice President – Business Development	190,000[1]	$0.62	June 30, 2008 to July 17, 2012
Joanna Varvos Corporate Secretary	25,467 50,533 50,000[2]	$1.04 $0.47 $2.05	July 22, 2006 December 2, 2006 April 1, 2009
Doug Drury Controller	5,536 1,464 25,000[3]	$1.04 $0.47 $2.05	July 22, 2006 December 2, 2006 April 1, 2009
Stanley E. McDougall Director	25,000	$1.88	March 10, 2009
M. Patty Chakour Director	25,000	$1.88	March 10, 2009

1 167,776  of these options are vested and the remaining options vest at the rate of 5,555 options per month.

2 These options are subject to approval by the shareholders of the Company, which we will seek to obtain at the Annual Meeting of Shareholders scheduled to take place on April 29, 2005.

3 12,500 of these options are subject to approval by the shareholders of the Company, which we will seek to obtain at the Annual and Special Meeting of Shareholders scheduled to take place on April 29, 2005.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table discloses information regarding the beneficial ownership of our common shares as of March 15, 2005, by each person or entity known to own beneficially more than 5% of our outstanding common shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission

Name

Number of Common Shares

Percentage of Outstanding

Benefecially Owned

Common Shares1

Philips Electronics North America Corporation

500,0002

5.9%

Capital Ventures International3

869,5654

9.9%5

Robert Sussman6

493,000

               5.8%

1 The percentage of outstanding ordinary shares is based on 8,437,535  common shares outstanding as of March 15, 2005.

2  These shares are issuable to Philips upon the exercise of existing warrants, exercisable at the exercise price of $1.04 per share until March 24, 2007.

3  Heights Capital Management, Inc. is the investment adviser to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares. Martin Kobinger, in his capacity as Investment Manger of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the securities held by CVI.  Mr. Kobinger disclaims any such beneficial ownership of the securities.

4 Shares beneficially owned include 521,739 common shares issuable upon the exercise of presently exercisable warrants. See “Item 5—Liquidity and Capital Resources– Private placement”.

5 Warrant holders are contractually limited from exercising any warrants, or disposing of any portion of  such warrants, to the extent that the exercise or disposition would result in the holder or any of its affiliates together beneficially owning more than 9.9% of the outstanding common shares.

6  Robert Sussman and Robynn Sussman jointly own these shares in part, and Bentley Capital Management, Inc. owns these shares in part, and these individuals and entity may exercise shared voting and dispositive power over these shares.  This information is based on Mr. Sussmans’s Form 13-G filing as of February 7, 2005.

At March 15, 2005 we had 8,437,535 common shares issued and outstanding.  At such date, there were 380 shareholders of record in the United States who collectively held approximately 84% of our outstanding common shares.

We are not directly or indirectly owned or controlled by any other corporation, foreign government or legal person.  We know of no arrangements which may result in a change of control of our company at a future date.

B.  Related Party Transactions

We did not have any material transactions with any of our related parties during fiscal year 2004 except for compensation of executive officers as employees or consultants.  (See “Compensation” in Item 6. B of this report).

Except for immaterial advances in the ordinary course of business that may have been outstanding on a short-term basis, no related party was indebted to us during fiscal year 2004.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 17.

Export Sales

In the past three fiscal years we have derived over 97% of our revenues from export sales made to customers outside Canada. In 2004 66% of our export sales were made to the United States, 30% were made to Asian companies located in Japan, Hong Kong, Taiwan, Korea and China, and a further 4% were made to other areas.  In 2003 76% of our export sales were made to the United States, 23% were made to Asian companies located in Japan, Hong Kong, and Taiwan, and a further 1% were made to other areas.  In 2002, 86% of our export sales were made to the United States, and a further 14% were made to Asian companies located in Japan, Hong Kong and Taiwan.

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

The high and low market prices for the last five fiscal years:

Fiscal Year

High

Low

2004

8.40

1.52

2003

2.65

1.01

2002

2.28

0.53

2001

4.87

0.42

2000

21.50

1.37

The high and low market prices for each of the four quarters of  2004 and 2003:

Quarter Ending

High

Low

December

2004

8.40

4.55

September

2004

6.75

3.73

June

2004

7.54

1.91

March

2004

2.75

1.52

December

2003

2.65

1.08

September

2003

2.00

1.01

June

2003

1.80

1.20

March

2003

2.14

1.03

The high and low market prices for each of the last six months:

Month

High

Low

February

2005

7.80

6.57

January

2005

8.47

6.35

December

2004

8.40

6.55

November

2004

8.20

6.31

October

2004

7.70

4.55

September

2004

4.83

4.10

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

Shares

We are authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, and an unlimited number of second preferred shares.  At the date of this report there are  8,437,535 common shares, and no preferred shares, outstanding.

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

E.  Taxation

The following is not intended to be, nor should it be considered to be, legal or income tax advice to any particular QSound shareholder or relied upon for tax planning purposes.  Accordingly each shareholder should consult their own independent tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances.

U.S. Federal Income Tax

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of QSound (“Common Shares”).

This summary is does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Canadian Federal Income Tax Considerations

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of QSound common shares that is not a resident of Canada and holds such common shares as capital property, both for the purposes of the Income Tax Act (Canada) (the “Act”).  The discussion does not address all of the potentially relevant Canadian federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Canadian federal income tax law including a “financial institution” as defined in the Act subject to the “mark to market rules” or a shareholder an interest in which would be a “tax shelter” as defined in the Act.

This summary is based upon the current provisions of the Act and the Regulations thereunder and our understanding of the current administrative practices published by the Canada Revenue Agency.  This summary takes into account proposals to amend the Act and Regulations announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations which may vary significantly from those discussed herein.  Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences to them of purchasing, owning and disposing of such shares having regard to their particular circumstances.

The Act provides that dividends and other distributions which are deemed to be dividends and which are paid or credited, or are deemed to be paid or credited by a corporation resident in Canada, to a person who is not resident of Canada for purposes of the Act shall be subject to withholding tax equal to 25 percent of the gross amount of the dividend.  This rate of withholding tax is subject to reduction if the provisions of a tax treaty between Canada and the country in which the recipient is resident provides for a lesser rate of withholding tax.

Shareholders who are residents of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “1980 Convention”) will generally be entitled to the benefits of the 1980 Convention.

Article X of the 1980 Convention generally provides that the rate of Canadian withholding tax on dividends paid or deemed to be paid by a corporation resident in Canada to a corporation resident in the  United States that beneficially owns at least 10 percent of the voting stock of the corporation paying the dividend shall not exceed 5 percent.  Otherwise, for persons that are resident in the United States for the purposes of the 1980 Convention, and except as described below, the rate of non-resident withholding shall not exceed 15 percent of the dividend.  Where the dividends are received by a resident of the United States carrying on business in Canada through a permanent establishment in Canada or by a person who performs independent personal services in Canada from a fixed base situated in Canada, and the holding of the shares in respect of which the dividends are paid is effectively connected with that permanent establishment, the dividends are generally subject to Canadian tax as business profits or income from rendering such services and the 1980 Convention does not limit the Canadian tax payable on such income under the Act.

Generally a non-resident person is not subject to income tax in Canada on any capital gain arising on the disposition of shares of a corporation which are listed on a prescribed stock exchange unless such shares constitute “taxable Canadian property” to such holder.  Generally, shares will be taxable Canadian property to a non-resident person only if, at any time during the five year period immediately preceding the disposition, the non-resident person, either alone or together with persons with whom such non-resident did not deal at arm’s length, owned or had the right to acquire 25 percent or more of the issued shares of any class of the capital stock of the corporation, or the non-resident's shares were acquired in a tax deferred exchange in consideration for property that was itself taxable Canadian property.

Article XIII of the 1980 Convention generally provides that gains realized on the disposition of shares of a corporation that is a resident of Canada by a resident of the United States for purposes of the 1980 Convention, may not be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the resident of the United States has or had in Canada within the 12 month period preceding the date of disposition or if the shares pertain to a fixed base in Canada which is or was available within the 12 month period preceding the date of disposition for the purpose of performing independent personal services.  However, Article XIII permits Canada to tax gains on shares of other corporations (including substituted shares), if the United States resident was a resident of Canada for 120 months during any prior 20-consecutive-year period and at any time during the preceding 10 years and owned our common shares at the time the person emigrated from Canada.

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

Interest Rates

QSound’s exposure to market risk for changes in interest rates relates to our invested balances of cash and cash equivalents. QSound’s investment policy specifies excess funds are to be invested in a manner that preserves capital, provides liquidity and generates the highest available after-tax return. To limit exposure to market risk, QSound places its cash in banks and cash not required for immediate operations is placed in bank term deposits. QSound does not invest in any derivative instruments. The fair value of QSound’s cash and cash equivalents or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates as most investments are at fixed rates and are relatively short term. All cash and cash equivalents are carried at fair value, which approximates cost.

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

ITEM 15. CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)) as of December 31, 2004 , our Chief Executive and Financial Officer has concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and are operating in an effective manner.

There were no changes in our internal control over financial reporting that occurred during the period covered by this report that materially affected or were reasonably likely to have materially affected our internal control over financial reporting for the fiscal year ended December 31, 2004.

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

ITEM 16C.  Principal Accountant Fees and Services

Audit Fees

KPMG, our external accountants, billed $89,000 in 2004, $55,000 Cdn. in 2003 and $53,300 Cdn. in 2002 for audit services and services related to statutory filings.

Audit-Related Fees, Tax Fees and All Other Fees

KPMG did not bill any audit-related, tax or other fees in 2004 or 2003.

Audit Committee Approval

The audit committee approves the engagement of our external auditors for all services on an engagement by engagement basis.

ITEM 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements of QSound Labs, Inc. and subsidiaries:

Auditor’s Report to the Shareholders.

Consolidated Balance Sheets – December 31, 2004 and 2003.

Consolidated Statements of Operations and Deficit – Years ended December 31, 2004, 2003 and 2002.

Consolidated Cash Flows– Years ended December 31, 2004, 2003 and 2002.

Notes to Consolidated Financial Statements – Years ended December 31, 2004, 2003 and 2002.

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

4.4

Employment Agreement dated April 19, 1999 between Francis Munoz and QSound Labs, Inc.

4.5

Employment Agreement dated June 17, 2002 between Robert Starr and QSound Labs, Inc.

5.1

Not Applicable.

6.1

Not Applicable.

7.1

Not Applicable.

8.1

List of Subsidiaries (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

9.1

Not Applicable.

10.1

Not Applicable

11.1

Code of Ethics   (Incorporated by reference to our Annual Report on Form 20-F filed March 31, 2004.)

12.1

Certification under section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification under section 906 of the Sarbanes-Oxley Act of 2002.

14.1

KPMG Consent of Auditors

15.1

Audit Committee Charter

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QSound Labs, Inc.

/s/ David J. Gallagher

David J. Gallagher

President and Chief Executive Officer

March 21, 2005

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

4.4

Employment Agreement dated April 19, 1999 between Francis Munoz and QSound Labs, Inc.

4.5

Employment Agreement dated June 17, 2002 between Robert Starr and QSound Labs, Inc.

5.1

Not Applicable.

6.1

Not Applicable.

7.1

Not Applicable.

8.1

List of Subsidiaries (Incorporated by reference to our Annual Report on Form 20-F filed May 20, 2003.)

9.1

Not Applicable.

10.1

Not Applicable

11.1

Code of Ethics  (Incorporated by reference to our Annual Report on Form 20-F filed March 31, 2004.)

12.1

Certification under section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification under section 906 of the Sarbanes-Oxley Act of 2002.

14.1

KPMG Consent of Auditors

15.1

 Audit Committee Charter

Consolidated Financial Statements

KPMG LLP Chartered Accountants 200-205 5 Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Fax (403) 691-8008 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of QSound Labs, Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2004 and total assets and shareholders' equity as at December 31, 2004 and 2003 to the extent summarized in note 12 to the consolidated financial statements.

Chartered Accountants

Calgary, Canada

February 25, 2005

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

KPMG LLP Chartered Accountants 200-205 5 Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Fax (403) 691-8008 Internet www.kpmg.ca

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in the significant accounting policy note to the financial statements. Our report to the shareholders dated February 25, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Calgary, Canada

February 25, 2005

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

Consolidated Financial Statements of

QSOUND LABS, INC.

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

QSOUND LABS, INC.
Consolidated Balance Sheets

December 31, 2004 and 2003
(Expressed in United States dollars)

	2004	2003

ASSETS
Current assets
Cash and cash equivalents	$3,327,543	$2,061,093
Accounts receivable	210,967	221,194
Inventory	162,568	107,377
Deposits and prepaid expenses	61,438	82,921
	3,762,516	2,472,585

Capital assets (note 1)	1,302,598	1,114,992
Other intangible assets (note 2)	162,720	189,002

	$5,227,834	$3,776,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$245,664	$233,198
Deferred revenue	59,745	96,547
	305,409	329,745

Shareholders' equity
Share capital (note 3)	45,792,526	43,801,245
Warrants (note 4)	1,502,331	217,450
Contributed surplus	1,329,136	1,203,761
Deficit	(43,701,568)	(41,775,622)
	4,922,425	3,446,834
Commitments and contingencies (note 11)
	$5,227,834	$3,776,579

See accompanying notes to consolidated financial statements.

Approved by the Board:

                /s/ L. W. MacEachern                         Director

                /s/ David Gallagher                              Director

QSOUND LABS, INC.
Consolidated Statements of Operations and Deficit

Years ended December 31, 2004, 2003 and 2002
(Expressed in United States dollars)

	2004	2003	2002

REVENUE
Royalties and license fees	$1,162,303	$779,396	$2,810,717
Product sales	1,050,875	1,263,692	1,413,594
	2,213,178	2,043,088	4,224,311

Cost of product sales	419,290	419,837	271,530
	1,793,888	1,623,251	3,952,781

EXPENSES
Marketing	1,251,695	1,301,890	895,820
Operations	240,691	174,558	235,201
Product research and development	962,340	834,333	643,524
Administration	800,611	578,805	502,861
Foreign exchange loss (gain)	41,955	4,958	3,167
Depreciation and amortization	457,572	308,717	382,662
	3,754,864	3,203,261	2,663,235

Operating (loss) income	(1,960,976)	(1,580,010)	1,289,546

Interest and other income	78,727	41,164	29,833
(Loss) gain on sale of capital assets	(15,616)	2,204	740
Other	(28,081)	123,754	(35,978)
Impairment of assets	-	(108,154)	(100,000)
Impairment of goodwill (note 6)	-	(2,184,589)	-
Funding of past service pension costs	-	-	(55,189)

	35,030	(2,125,621)	(160,594)

Net (loss) income for the year	(1,925,946)	(3,705,631)	1,128,952

Deficit, beginning of year	(41,775,622)	(38,069,991)	(39,198,943)
Deficit, end of year	$(43,701,568)	$(41,775,622)	$(38,069,991)
Income (loss) per common share, basic	$(0.25)	$(0.52)	$0.16
Income (loss) per common share, diluted	$(0.25)	$(0.52)	$0.15

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002
(Expressed in United States dollars)

	2004	2003	2002

Cash provided by (used in):

Operations:
Net income (loss) for the year	$(1,925,946)	$(3,705,631)	$1,128,952
Items not requiring (providing) cash:
Depreciation and amortization	457,572	308,717	382,662
Impairment of assets	-	108,154	100,000
Impairment of goodwill	-	2,184,589	-
Compensation cost of options issued	320,432	90,439	4,870
Loss (gain) on sale of capital assets	15,616	(2,204)	(740)
Changes in non-cash working capital
balances (note 7)	(47,817)	576,243	(423,054)
	(1,180,143)	(439,693)	1,192,690

Financing:
Issuance of common shares	2,120,657	22,940	34,815
Issuance of warrants	904,019	-	-
	3,024,676	22,940	34,815

Investments:
Purchase of capital assets	(536,480)	(98,026)	(113,880)
Purchase of intangible asset	(46,033)	(51,394)	(41,052)
Note receivable	-	-	(500,000)
Proceeds from sale of capital assets	4,430	6,061	740
	(578,083)	(143,359)	(654,192)

Increase (decrease) in cash and cash equivalents	1,266,450	(560,112)	573,313
Cash and cash equivalents, beginning of year	2,061,093	2,621,205	2,047,892
Cash and cash equivalents, end of year	$3,327,543	$2,061,093	$2,621,205

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of QSound Labs, Inc. (the "Company"), conform in all material respects with those in the United States, except as outlined in note 12.  All amounts are expressed in United States dollars.

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

The Company's significant accounting policies are as follows:

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries.  All intercompany transactions and balances have been eliminated on consolidation.

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

Capital assets:

Capital assets are recorded at cost and are amortized annually, beginning the year after acquisition, over the expected useful life of the assets as follows:

Assets	Basis	Rate

Sound source and control equipment	Declining balance	20%
Real time systems	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	30%
-	-	-

Software and production tooling is amortized against the related expected revenue as that revenue is recognized.

The Company assesses impairment of capital assets by determining whether their recoverable amounts are less than their unamortized balance.  When a potential impairment is identified, the amount of impairment is calculated by reference to the fair value of the asset and charged to period earnings.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 2

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

Significant accounting policies (continued):

Goodwill and other intangible assets:

Effective January 1, 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants standards relating to goodwill and other intangible assets.  Under the new standards, the Company is required to use the purchase method to account for all business combinations and identify separate from goodwill, other intangible assets that arise.  Pursuant to the new goodwill standard, goodwill is no longer amortized, but is tested for impairment on an annual basis.   In 2003 an analysis of the recorded goodwill was completed and an assessed goodwill impairment of the remaining balance was recognized as at December 31, 2003.

Intangible assets are amortized over a five year period starting in the year after acquisition, and it's carrying value is assessed whenever event or changes in circumstances indicate that it's carrying amount may not be recoverable..

Foreign currency translation:

The Company translates monetary assets and liabilities into United States dollars at the rate of exchange in effect as at the balance sheet date, and revenues and expenses at the average rates in effect during the year.  Foreign exchange gains and losses on translation of these amounts are included in the determination of net income or loss for the year.

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

Revenue from product sales is recognized when products are shipped pursuant to sales arrangements with customers (which is when title passes),  collectibility is reasonably assured and the Company does not have obligations for additional deliverables that are essential to the functionality of the product.

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred except if they relate to a specific product or process that management believes will be technically and economically feasible and recoverable, in which case these costs are capitalized.  No costs have been capitalized at December 31, 2004 and 2003.

Income taxes:

The Company uses the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities as a

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 3

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

result of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the substantive enactment date.

To the extent that future income tax assets are not considered to be realized more likely than not, a valuation allowance is provided.

Per share amounts:

Per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated using the treasury stock method.

The basic weighted average shares outstanding for the year ended December 31, 2004 was 7,628,238 (2003 - 7,171,217, 2002 - 7,095,552).  The diluted weighted average shares outstanding for the year ended December 31, 2004 was 9,583,173 (2003 - 7,900,030, 2002 - 7,455,833).

Comparative figures:

Certain comparative information has been reclassified to conform with the current year's presentation.

Change in accounting policy:

Prior to January 1, 2003, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the intrinsic value method of accounting for employee stock options.  Under the intrinsic value method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company elected to early adopt the fair value based method for all employee stock options granted on or after January 1, 2003, and accordingly, recognized compensation expense related to stock options granted to employees beginning in 2003. Pro forma disclosure of the fair value of stock options granted to employees during 2002 has been provided (note 5).

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 4

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

1.

Capital assets:

		Accumulated	Net book
2004	Cost	depreciation	value

Sound source and control equipment	$545,463	$523,174	$22,289
Real time systems	905,534	899,563	5,971
Furniture and fixtures	228,654	203,298	25,356
Computer equipment	997,224	728,490	268,734
Software and production tooling	2,424,155	1,443,907	980,248

	$5,101,030	$3,798,432	$1,302,598

		Accumulated	Net book
2003	Cost	depreciation	value

Sound source and control equipment	$556,615	$521,679	$34,936
Real time systems	905,534	897,004	8,530
Furniture and fixtures	355,990	315,488	40,502
Computer equipment	898,239	662,394	235,845
Software and production tooling	1,941,126	1,145,947	795,179

	$4,657,504	$3,542,512	$1,114,992

In accordance with the accounting policy of the Company, included in the software and production tooling cost are $428,453 in 2004 and $108,725 in 2003 that are not yet generating revenue and therefore not subject to amortization.

Included in the accumulated depreciation above for software and production tooling is a 2003 year asset impairment charge of $102,900 (2002 - $100,000).  The impairment charge was measured based on projected future operating cash flows of purchased software.

2.

Other intangible assets:

		Accumulated	Net book
2004	Cost	amortization	value

Patents and trademarks	$877,929	$728,976	$148,953
Purchased customer list	34,418	20,651	13,767
	$912,347	$749,627	$162,720

		Accumulated	Net book
2003	Cost	amortization	value

Patents and trademarks	$831,895	$663,544	$168,351
Purchased customer list	34,418	13,767	20,651
	$866,313	$677,311	$189,002

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 5

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

3.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

Common shares issued and outstanding:

	Number of
	Shares	Consideration
Balance at December 31, 2001	7,085,574	$43,737,626

Issued for cash on exercise of options	70,500	34,815
Balance at December 31, 2002	7,156,074	43,772,441

Issued for cash on exercise of options	43,170	22,940
Reclassification from contributed surplus on exercise of
stock options	-	5,864
Balance December 31, 2003	7,199,244	43,801,245

Issued for cash:
On exercise of options	857,015	1,174,218
Private placement
Cash received	347,826	2,000,000
Less financing costs paid in cash	-	(149,541)
Less warrants valued under Black-Scholes as part
of financing costs(note 4)	-	(380,862)
Less deemed allocation to warrants (note 4)	-	(904,019)

Reclassification from contributed surplus on exercise of
stock options	-	251,485

Balance December 31, 2004	8,404,085	$45,792,526

4.

Warrants:

	Number of
	Warrants	Consideration
Balance at December 31, 2001	-	$-

Issued for services received	250,000	108,725
Balance at December 31, 2002	250,000	108,725

Issued for services received	250,000	108,725
Balance December 31, 2003	500,000	217,450

Issued for services received	75,000	380,862
Issued for cash	660,869	904,019

Balance December 31, 2004	1,235,869	$ 1,502,331

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 6

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

4.

Warrants (continued):

The warrants issued in 2004 for services received were allocated to financing costs.  The warrants issued in 2003 and 2002 for services received were capitalized to software and production tooling.

The fair value of the warrants issued for services received was calculated using the Black-Scholes pricing model with the following weighted average assumptions:

	2004	2003	2002

Risk free interest rate	4.5%	4.5%	4.5%
Volatility	93%	80%	80%
Life of the warrant	7 months to 5 years	4.5 Years	4.5 Years
Dividend yield	0%	0%	0%

The amount contributed to the warrants issued for cash was calculated taking the total cash proceeds of the shares issued in the private placement on a pro-rata basis with the fair value of the warrants issued using the Black-Scholes pricing model using the assumptions stated above and the market value of the shares issued in the private placement.

The following table summarizes the information about warrants outstanding at December 31, 2004:

Number Outstanding	Exercise price	Remaining Term (years)
500,000	$1.04	3.25
521,739	5.75	0.63
75,000	7.77	4.95
139,130	9.12	4.95

1,235,869	$4.35	2.44

Each warrant is exercisable for one common share of the Company with the exception of the 521,739 warrants at an exercise price of $5.75 which are exercisable for one common share of the Company and 40% of a warrant for one common share exercisable for $9.12, exercisable until December 16, 2009.

5.

Stock option plan:

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers, consultants and employees for the purchase of authorized but unissued common shares.  At December 31, 2004, stock options to purchase 1,157,500 common shares are outstanding and 2,963 shares are reserved for issuance under the option plan.  The stock options are exercisable at prices ranging from $0.47 to $4.56 per share and expire on various dates between 2005 and 2009.

During the year ended December 31, 2004, the Company granted 570,720 options to employees and directors (2003 - 280,000, 2002 - 411,310) with exercise prices at or greater than the market price of the Company's stock on the date of grant.  Of these  570,720 options, 245,720 vested immediately .  The remaining 325,000 options vest at various times depending upon individual specified performance criteria being met. At December 31, 2004, 179,400 of these options had vested.  In 2004, the Company also granted an additional 60,000 options to non-employees (2003 - 55,000, 2002 - 35,000) in connection with services to be performed. All of these options vest depending upon specified performance criteria being met.  At December 31, 2004 37,494 of these options had vested.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 7

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

The fair value of the vested options granted during 2004 and 2003 is estimated on the day of grant using the Black-Scholes option pricing model with the following assumptions;

	2004	2003
Risk free interest rate	4.5%	4.5%
Weighted average volatility	94%	105%
Expected life of option	15 days to 5 years	3 to 5 years
Dividend yield	0%	0%

For the year ended December 31, 2004, $320,432 (2003 - $30,820, 2002 - nil) has been recognized as compensation cost related to options granted to employees and directors, and $56,429 (2003 - $59,619, 2002 - $4,870) has been recognized as compensation cost related to options issued to non-employees.  In 2004, the compensation costs related to options issued to non-employees has been capitalized to software and production tooling.

No compensation cost was recorded in the Company's statement of operations and deficit for options granted in 2002 to employees, directors and officers.  Had compensation cost for stock options granted in 2002 been determined based on the fair value method, the Company's pro-forma net loss for the year ended December 31, 2004 would have been increased by $81,620  to $1,954,625, the net loss for 2003 would have increased by $103,602 to $3,809,233, and the net income for the year ended December 31, 2002 would have decreased by $8,478 to $1,120,474.

Changes in options granted during the years ended December 31, 2004, 2003 and 2002 were as follows:

	Number of	Exercise price	Weighted average
	Shares	per share	exercise price
Balance at December 31, 2001	1,820,600	$0.47 - 12.24	$3.59

Granted	446,000	0.57 - 1.75	0.96
Exercised	(70,500)	0.47 - 0.75	0.49
Cancelled or expired	(600,178)	2.12 - 12.00	8.18

Balance at December 31, 2002	1,595,922	0.47 - 12.24	1.26

Granted	335,000	1.00 - 1.48	1.24
Exercised	(43,170)	0.47 - 1.00	0.53
Cancelled or expired	(148,987)	1.21 - 12.24	5.97

Balance at December 31, 2003	1,738,765	0.47 - 1.75	0.87

Granted	630,720	1.65 - 5.00	2.58
Exercised	(857,015)	0.47 - 5.00	1.37
Cancelled or expired	(354,970)	1.21 - 1.72	1.36

Balance at December 31, 2004	1,157,500	$0.47 - 4.56	$1.29

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 8

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

5.

Stock option plan (continued):

The following table summarizes the information about stock options outstanding at December 31, 2004:

			Options Outstanding			Options Exercisable
			Number	Weighted	Weighted	Number	Weighted
			Outstanding at	Average	Average	Exercisable at	Average
Range of			December 31,	Remaining	Exercise	December 31,	Exercise
Exercise Prices			2004	Term (years)	Price	2004	Price
$0.47	to	0.62	429,307	2.8	$0.54	390,408	$0.53
1.04	to	1.75	451,693	2.0	1.22	433,193	1.20
1.88	to	2.05	217,500	4.2	2.01	120,894	1.98
4.56			59,000	4.8	4.56	6,000	4.56

			1,157,500	2.9	$1.29	950,495	$1.05

6.   Impairment of goodwill:

In accordance with the Company's accounting policy, an analysis of the recorded goodwill was completed in 2003.  As a result of the declining activity in the E-Commerce operating segment, an assessed goodwill impairment of $2,184,589 was recognized as at December 31, 2003.

7.

Changes in non-cash working capital balances:

	2004	2003	2002

Accounts receivable	$10,227	$708,325	$(490,274)
Inventory	(55,191)	(96,174)	12,132
Deposits and prepaid expenses	21,483	(24,247)	26,691
Accounts payable and accrued liabilities	12,466	12,303	(83,832)
Deferred revenue	(36,802)	(23,964)	112,229

	$(47,817)	$576,243	$(423,054)

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 9

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

8.

Income taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the income (loss) for the year.  The reasons for the differences are as follows:

	2004	2003	2002

Income (loss) for the year	$(1,925,946)	$(3,705,631)	$1,128,952

Combined Canadian Federal and
Provincial statutory rate	33.87%	36.75%	39.24%

Computed tax (recovery)	(652,318)	(1,361,819)	443,001

Increase (decrease) resulting from:
Unrealized (realized) benefit of future
tax assets	452,000	946,000	(450,988)
Income taxes computed at different
rates in the United States	(320)	33,428	7,987
Reduction of unrealized future tax assets
for enacted changes in income tax rates	205,226	119,201	-
Other permanent differences	(4,588)	263,190	-
Actual expense (recovery)	$-	$-	$-

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2004	2003

Future income tax assets:
Capital assets	$981,000	$-	$981,000	$867,000
Share issue costs	45,000	-	45,000	6,000
Loss and SRED carryforwards	3,107,000	4,484,000	7,591,000	7,278,000
Intangible assets	183,000	1,957,000	2,140,000	2,154,000
Investments	-	158,000	158,000	158,000
	4,316,000	6,599,000	10,915,000	10,463,000
Less: Valuation allowance	(4,316,000)	(6,599,000)	(10,915,000)	(10,463,000)

Net future tax assets	$-	$-	$-	$-

The Company has Canadian non-capital loss carry-forwards in the amount of $4,925,000 which expire at various dates between 2005 and 2010 and Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards in the amount of $4,271,000 which have no expiry.  The Company also has United States net operating loss carry-forwards in the amount of $12,812,000 which expire at various dates between 2005 and 2023.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 10

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

9.

Segmented information:

The Company operates in three operating segments consisting of Audio Products (Audio), E-Commerce Products ("E-Commerce"), and Voice Over Internet Protocol Products (Telephony).   The Company began operations in the Telephony segment in 2003.  Audio involves the developing and marketing of sound enhancement technology for use in various industries. E-Commerce involves the developing and marketing of internet business services.  Telephony involves the developing and marketing of telecommunication over internet equipment and software.

For Audio products, during 2004 52% of total audio revenue arose from four customers, each of which individually provided greater than 10% of total revenues.  For 2003, 74% of total revenue arose from three customers, each of which individually provided greater than 10% of total revenues.  For 2002, 76% of total revenue arose from two customers, each of which individually provided greater than 10% of total revenues.

For E-Commerce products, during 2004, 2003 and 2002 no one customer contributed to more than 10% of total E-Commerce revenue.

For Telephony products, during 2004, 37% of total telephony revenue arose from three customers, each of which individually provided greater than 10% of total revenues.  For 2003, 61% of total telephony revenue arose from two customers, each of which individually provided greater than 10%   of total revenues.

2004	-	Audio	-	-	E-Commerce	-	-	Telephony	-	-	Total

Revenues		$1,820,028			$245,238			$147,912			$2,213,178
Interest revenue		78,254			12			461			78,727
Amortization of capital assets		186,089			28,239			170,929			385,257
Segment operating loss		(653,710)			(138,369)			(1,168,897)			(1,960,976)
Segment assets		4,037,007			109,600			1,081,227			5,227,834
Expenditures for segment capital assets		154,884			811			437,215			592,910

2003	-	Audio	-	-	E-Commerce	-	-	Telephony	-	-	Total
Revenues		$1,511,312			$346,456			$185,320			$2,043,088
Interest revenue		41,132			-			32			41,164
Amortization of capital assets		192,584			39,970			-			232,554
Segment operating loss		(749,972)			(65,628)			(764,410)			(1,580,010)
Segment assets		2,731,693			175,363			869,523			3,776,579
Expenditures for segment capital assets		129,406			867			576,477			706,750

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 11

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

9.

Segmented information (continued):

2002	Audio	E-Commerce	Total

Revenues	$3,649,238	$575,073	$4,224,311
Interest revenue	25,867	1,402	27,269
Amortization of capital assets	410,633	57,230	467,863
Segment operating income	1,183,447	106,099	1,289,546
Segment assets	4,844,886	2,426,880	7,271,766
Goodwill	-	2,184,589	2,184,589
Expenditures for segment capital assets	263,554	103	263,657

Geographic information	2004 Revenue	2003 Revenue	2002 Revenue

Canada	$73,294	$64,449	$3,443
United States	1,418,029	1,515,602	3,636,657
Asia	644,503	456,194	584,211
Europe	72,102	4,365	-
Other	5,250	2,478	-

	$2,213,178	$2,043,088	$4,224,311

As at December 31, 2004, substantially all of the Company's product assets and employees  were located in Canada.  As at December 31, 2003 substantially all of the Company's Audio and E-Commerce product assets and employees were located in Canada and all of the Company's Telephony product assets were located in Canada.  In 2003 25% of the Company's Telephony employees were located in Canada and 75% were located in the United States.  As at December 31, 2002 substantially all of the Company's product assets and employees were located in Canada.

10.

Financial instruments and risk management:

The fair values of financial assets and liabilities approximate their carrying values at December 31, 2004.

The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables.  Foreign currency risk arising from a decline in the relative value of the Canadian dollar is managed to the extent that Canadian dollar denominated cash and receivables are equal to or exceed Canadian dollar payables.  The Company has not, at December 31, 2004, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

The Company is exposed to credit risk on its accounts receivable, royalties receivable and accrued revenue.  As at December 31, 2004 there were outstanding accounts receivable balances from four entities which comprised 61% of the total balance.  These entities are located in the United States and Asia.  13% of these amounts have been collected subsequent to the year end.

As at December 31, 2003 there were outstanding accounts receivable balances from two entities which comprised 57% of the total balance.  These entities are located in the United States and Asia.  These amounts have been collected subsequent to the year end.

As at December 31, 2002 there were outstanding accounts receivable balances from one entity which comprised 74% of the total balance.  These amounts have been collected subsequent to the year end.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 12

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

11.

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

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2004 to make the following minimum lease payments over the next four years:

2005	$96,564
2006	83,497
2007	78,249
2008	65,208

$323,518

12.

United States accounting principles:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  Any differences in United States generally accepted accounting principles ("US GAAP") as they pertain to the Company's financial statements are not material except as follows:

 (a)

The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to US GAAP.  Under US GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet.    For all periods presented, comprehensive income (loss) equals net income (loss).

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 13

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

12.

United States accounting principles (continued):

 (b)

Prior to 2003, the Company had applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to US GAAP.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.  In addition, variable accounting would be applied to stock options that have been repriced, whereby compensation expense would be recorded or recovered on the date of reporting only if the current market price of the underlying stock exceeded the exercise price.  SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.  As allowed by SFAS No. 123, the Company had elected to continue to apply the intrinsic value-based method of accounting described above and adopted the disclosure requirements of SFAS No. 123.  Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.  In accordance with the adoption of the fair value-based method for Canadian GAAP purposes, the Company elected to prospectively adopt the fair value-based method under US GAAP, as provided for under SFAS No. 123, effective January 1, 2003.

There are no differences in net income reported between Canadian and United States accounting principles for each of the years in the three year period ended December 31, 2004.

Other differences between Canadian and United States accounting principles are summarized as follows:

On the Canadian GAAP presentation of the statement of operations, the calculation of operating profit (loss) has excluded impairment of asset charges and gain (loss) on sale of capital assets.  United States GAAP requires that those charges be included in the calculation of operating profit (loss).

There was no difference in the weighted average number of shares outstanding in the years ended December 31, 2004, 2003 and 2002 under Canadian and United States GAAP.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 14

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

12.

United States accounting principles (continued):

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted accounting principles is as follows:

	As reported
	in accordance
	with		Under
December 31, 2004	Canadian GAAP	Differences	US GAAP

Current assets	$3,762,516	$-	$3,762,516
Capital assets	1,302,598	-	1,302,598
Intangible assets	162,720	-	162,720

	$5,227,834	$-	$5,227,834

Current liabilities	$305,409	$-	$305,409
Shareholder's equity:
Common shares	45,792,526	202,058	45,994,584
Warrants	1,502,331	-	1,502,331
Contributed Surplus	1,329,136		1,329,136
Deficit	(43,701,568)	(202,058)	(43,903,626)

	$5,227,834	$-	$5,227,834

	As reported
	in accordance
	with		Under
December 31, 2003	Canadian GAAP	Differences	US GAAP

Current assets	$2,472,585	$-	$2,472,585
Capital assets	1,114,992	-	1,114,992
Intangible assets	189,002	-	189,002

	$3,776,579	$-	$3,776,579

Current liabilities	$329,745	$-	$329,745
Shareholder's equity:
Common shares	43,801,245	202,058	44,003,303
Warrants	217,450	-	217,450
Contributed surplus	1,203,761	-	1,203,761
Deficit	(41,775,622)	(202,058)	(41,977,680)

	$3,776,579	$-	$3,776,579

Included in the current liabilities above are accrued liabilities of $95,360 in 2004 and $71,672 in 2003.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 15

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

12.

United States accounting principles (continued):

During the years ended December 31, 2004, 2003 and 2002 the Company granted options to employees, directors and officers.  Compensation cost is recorded in the Company's statement of operations and deficit for options granted and vested during 2004 and 2003 in accordance with the adoption of the fair value based method effective January 1, 2003.  During 2002, 411,000 options were granted with exercise prices at or greater than the market price of the Company's stock on the date of grant.  No compensation cost had been recorded in the Company's statement of operations and deficit for options granted during 2002.

The Company has calculated the fair value of stock options granted to employees using the Black- Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002

Risk free interest rate	4.5%	4.5%	4.5%
Weighted Average Volatility	94%	105%	80%
Expected option life	15 days to 5 years	3 to 6 years	2 years
Dividend yield	0%	0%	0%

Had the Company determined compensation cost based on the fair value at the grant date for its stock options issued in 2002 under SFAS No. 123, the Company's net income (loss) and basic income (loss) per share would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002

Net income (loss) under US GAAP:
As reported	$(1,925,946)	$(3,705,631)	$1,128,952
Pro forma	(2,007,566)	(3,809,233)	1,120,474

Basic income (loss) per common share:
As reported	$(0.25)	$(0.52)	$0.16
Pro forma	(0.26)	(0.54)	0.16