Form 20-F/A
period 2004-12-31
QSOUND LABS INC
filed 2005-03-28
CIK 840518

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. ONE TO

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

Item 17  X

Item 18

ITEM 19. EXHIBITS

Explanatory Note:

The certification under section 302 of the Sarbanes-Oxley Act of 2002 and the certification under section 906 of the Sarbanes-Oxley Act of 2002, filed as Exhibits 12.1 and 13.1, respectively, to the Annual Report on Form 20-F for the year ended December 31, 2004 filed on March 21, 2005, were signed by Mr. David J. Gallagher in his capacity as President, Chief Executive Officer and Chief Financial Officer of QSound Labs, Inc.  Due to a typographical error, Mr. Gallagher’s complete titles were not set out in the certifications and such certifications are being refiled in the Amendment No. 1 to correct the typographical error.

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

10.1

Not Applicable

11.1

Code of Ethics   (Incorporated by reference to our Annual Report on Form 20-F filed March 31, 2004.)

12.1

Certification of President and Chief Executive Officer under section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Chief Financial Officer under section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of President and Chief Executive Officer under section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of  Chief Financial Officer under section 906 of the Sarbanes-Oxley Act of 2002.

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

10.1

Not Applicable

11.1

Code of Ethics  (Incorporated by reference to our Annual Report on Form 20-F filed March 31, 2004.)

12.1

Certification of President and Chief Executive Officer under section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Chief Financial Officer under section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of President and Chief Executive Officer under section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer under section 906 of the Sarbanes-Oxley Act of 2002.

14.1

KPMG Consent of Auditors

15.1

Audit Committee Charter