Form 20-F
QSOUND LABS INC
filed 2006-04-03
CIK 840518

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Title of each class

       Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares - without nominal or par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  Common Shares at December 31, 2005:   8,661,985

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.      ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large Accelerated filer  ☐

Accelerated filer  ☐

Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elect to follow.   Item 17 ☒    Item 18 ☐

If this is an annual report, indicate by the check mark whether the registrant is a shell company.       ☐ Yes   ☒ No

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

17

D.  Property, Plants and Equipment

18

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

18

A.  Operating Results

19

B.  Liquidity and Capital Resources

21

C.  Research and Development

22

D.  Trends

23

E.  Off-Balance Sheet Arrangements

23

F.  Tabular Disclosure of Contractual Obligations

23

G.  Safe Harbour

23

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

23

A.  Directors and Senior Management

23

B.  Compensation

24

C.  Board Practices

25

D. Employees

26

E.  Share Ownership

26

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

28

A.  Major Shareholders

28

B.  Related Party Transactions

28

C.  Interests of Experts and Counsel

28

ITEM 8. FINANCIAL INFORMATION

28

A.  Consolidated Statements and Other Financial Information

28

B.  Significant Changes

29

ITEM 9.  THE OFFER AND LISTING

29

A. Offer and Listing Details

29

B.  Plan of Distribution

30

C.  Markets

30

D.  Selling Shareholders

30

E.  Expenses of the Issue

30

ITEM 10.  ADDITIONAL INFORMATION

30

A.  Share Capital

30

B.  Memorandum and Articles of Association

30

C.  Material Contracts

31

D.  Exchange Controls

32

E.  Taxation

32

F.  Dividends and Paying Agents

37

G.  Statements by Experts

37

H.  Documents on display

38

I.  Subsidiary Information

38

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

38

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

38

PART II

38

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

38

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

38

ITEM 15. CONTROLS AND PROCEDURES

38

ITEM 16. [RESERVED]

39

ITEM 16A.  Audit Committee Financial Expert

39

ITEM 16B.  Code of Ethics

39

ITEM 16C.  Principal Accountant Fees and Services

39

ITEM 16D.  Exemptions from Listing Standards for Audit Committees

39

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

39

PART III

39

ITEM 17. FINANCIAL STATEMENTS

39

ITEM 18. FINANCIAL STATEMENTS

40

ITEM 19. EXHIBITS

40

SIGNATURE

41

Consolidated Financial Statements

43

Note:  All references to dollar amounts in this Annual Report are stated in United States Dollars under Canadian GAAP unless otherwise stated.  On July 9, 2001 our shareholders approved a one-for-four share consolidation. Unless otherwise indicated, all share and option figures in this Annual Report have been adjusted retroactively to reflect the share consolidation.

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

The selected data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2005, are derived from the consolidated financial statements of QSound and subsidiaries, which financial statements have been audited by the external auditors for the company.  The consolidated financial statements as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the report thereon, are included elsewhere in this report.  These financial statements have been prepared in accordance with generally accepted accounting principles in Canada which, except as indicated in Note  22 to the Consolidated Financial Statements, are also, in all material respects, in accordance with generally accepted accounting principles in the United States.  The financial statements have been audited in accordance with both Canadian and United States Generally Accepted Auditing Standards, and in 2005 in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The selected financial data presented below has been prepared in accordance with generally accepted accounting principles in the United States.

Selected Financial Data
Years ended December 31, 2005, 2004, 2003, 2002, and 2001
(Under United States GAAP in United States Dollars)
	2005	2004	2003	2002	2001
Revenue:
Royalties, license fees and product sales	$ 1,543,240	$ 2,213,178	$ 2,043,088	$ 4,224,311	$ 3,025,994
Cost of product sales	(179,781)	(419,290)	(425,091)	(271,530)	(91,438)
	1,363,459	1,793,888	1,617,997	3,952,781	2,934,556

Expenses:
Marketing	963,255	1,129,781	1,242,271	895,820	1,074,139
Operations	213,163	234,481	169,667	235,201	275,077
Product research and development	983,298	908,984	834,333	643,524	951,017
Administration	796,038	661,659	552,876	502,861	595,913
Stock based compensation	134,793	320,432	90,439	–	–
Foreign exchange	2,832	41,955	(153,849)	3,167	1,772
Depreciation and amortization	360,898	457,572	308,717	382,662	831,193
Impairment of property and equipment	89,754	–	102,900	100,000	–
Impairment of intangible assets	428,453	–	–	–	–
Impairment of goodwill	–	–	2,184,589	–	–
Termination expenses	41,380	3,880	26,647	16,237	1,842
Funding past service pension costs	–	–	–	55,189	–
Write-down of investments	–	–	–	–	8,300
	4,013,864	3,758,744	5,358,590	2,834,661	3,739,253

Operating (loss) profit	(2,650,405)	(1,964,856)	(3,740,593)	1,118,120	(804,697)

Interest and other income	56,700	78,727	41,164	29,833	73,568
Gain (loss) on sale of capital assets	–	(15,616)	2,204	740	6,492
Gain on sale of investments	–	–	–	–	24,327
Other	(163)	(1,697)	137	–	(1,775)
	56,537	61,414	43,505	30,573	102,612

Loss before taxes	(2,593,868)	(1,903,442)	(3,697,088)	1,148,693	(702,085)
Foreign withholding tax	(37,711)	(22,504)	(8,543)	(19,741)	(30,825)

Net (loss) income for the year	(2,631,579)	(1,925,946)	(3,705,631)	1,128,952	(732,910)
Deficit, beginning of year	(43,903,626)	(41,977,680)	(38,272,049)	(39,401,001)	(38,668,091)

Deficit, end of year	$(46,535,205)	$(43,903,626)	$(41,977,680)	$(38,272,049)	$(39,401,001)

Comprehensive income (loss)	$ –	$ -	$ -	$ -	$ (580,976)

Income (loss) per common share, basic	$ (0.31)	$ (0.25)	$ (0.52)	$ 0.16	$ (0.10)

Income (loss) per common share, diluted	$ (0.31)	$ (0.25)	$ (0.52)	$ 0.15	$ (0.10)

Total assets	$ 2,921,444	$ 5,227,834	$ 3,776,579	$ 7,271,766	$ 5,966,007

Net assets	$ 2,590,647	$ 4,922,425	$ 3,446,834	$ 6,930,361	$ 5,652,999

Share capital – common shares	$ 46,181,113	$ 45,994,584	$ 44,003,303	$ 43,974,499	$ 43,939,684
Warrants	$ 1,502,331	$ 1,502,331	$ 217,450	$ 108,725
Contributed surplus	$ 1,442,408	$ 1,329,136	$ 1,203,761	$ 1,119,186	$ 1,114,316
Share capital – common shares issued and outstanding	8,661,985	8,404,085	7,199,244	7,156,074	7,085,574

At March 1, 2006 the exchange rate was U.S. $0.8807 per CDN. $1.00.

The high and low exchange rates for each month during the previous six months ended February 28, 2006, and the average rates (average of the exchange rates on the last day of each month during the year) for Canadian dollars for each of the years in the five year period ended December 31, 2005 based on the closing rates of the Bank of Canada and expressed in U.S. dollars were as follows:

 Month

 High                 Low

February 2006

0.8798              0.8633

January 2006

0.8780              0.8543

December 2005

0.8598              0.8524

November 2005

0.8570              0.8377

October 2005

0.8456              0.8416

September 2005

0.8601              0.8412

                                               Average

2005 Year                                   0.8259

2004 Year                                   0.7698

2003 Year                                   0.7135

2002 Year                                   0.6368

2001 Year                                   0.6458

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

We were not profitable in 2005 or in 2004 in any of our business segments.  The IP telephony and e-commerce business units have never been profitable. Except for 2002, we have been only marginally profitable in previous years, and we have had to rely on the sale of our common shares, and in the past on debt financing, to fund our business operations.

With the exception of 2002, we have a history of losses and we have had to fund our operations through a combination of equity and debt financings.  In 2005 we had revenues of $1,543,240 and operating expenses of $3,553,187, including cost of products sold of $179,781. The net loss for 2005 was $(2,550,708). In 2004 we had revenues of $2,213,178 and operating expenses of $4,174,154, including cost of products sold of $419,290.  The net loss for the year was $(1,925,946).  If we are not successful in enhancing revenues through increased sales of our products and technologies or the development and marketing of additional products, or if there is a material increase in our expenses, we may be unable to achieve profitability in the future. As a result, we may have to rely on the sale of shares and on debt financings in the future.  If we are unable to raise financing when and in the amount required, we may be required to cease operations.

Most of our audio industry revenues come from a limited number of accounts and a significant change in the performance or a loss of these accounts would have a material effect on our revenues.

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

Our primary business in the audio business revolves around entering into license agreements with semiconductor and handset manufacturers who wish to incorporate our microQ audio engine technology into their products.  Under these agreements, we generate revenue based on the number of units incorporating our microQ audio engine produced by each manufacturer.    Factors that contribute to performance of these products include, among others:

•

end-user demand;

•

timeliness, quality and pricing;

•

success or failure of distribution and commercialization efforts;

•

competition from similar or substitute products;

•

manufacturing uncertainties; and

•

general or regional economic conditions.

If these products do not meet the currently anticipated timeline or if these products are not widely accepted by consumers, our revenue stream may be delayed or may not materialize at all.  As a consequence of the effect that these and similar factors may have on our licensees, customers and partners, we may from time to time experience significant fluctuations in our revenues, even on a quarterly basis and as a result, we believe that period-to-period comparisons for our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

To succeed in the audio industry we must be able to identify emerging technological and market trends, to enhance our existing technologies and develop new technologies, and to achieve and maintain wide distribution.

The audio industry is characterized by a number of factors including:

•

rapid technological changes;

•

short technology and product life cycles;

•

escalating pressure to provide improved audio solutions at increasingly lower prices;

•

frequent introduction of new technologies and products; and

•

development of audio enhancement technologies in-house by potential customers.

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

The IP telephony industry is characterized by rapid technological advances, evolving industry standards and frequent new product introductions. Unless we continue development and improvement of our technologies to respond to advances in technology and changes in the regulatory landscape, our products may not be accepted by consumers or industry regulators. To keep pace with industry changes, we must continue to incur research and development costs which may not be offset by new and existing revenue streams.

Our products incorporate technologies licensed from a number of third parties.  If we are unable to maintain these licenses on favorable terms or we are unable to effectively integrate these technologies, our revenues will suffer.

Our products incorporate a number of technologies licensed from third parties.  If we are unable to maintain our relationships with these third parties on favorable terms or if we are unable to successfully integrate these technologies into our product line, we may need to revise our products, including by limiting product features or locating substitute technologies.  Any modifications of our products would be costly and divert research and development efforts.  As a result, our business and results of operations would suffer.

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

Our e-commerce revenues have declined in the past few years. Consolidation has become the principal method for acquiring new merchants, and we do not expect organic growth in our merchant base nor do we anticipate adding merchants through acquisition of competitors. Larger service providers may offer their products and services at reduced prices and we may have to adjust our prices accordingly. As new technologies are developed and introduced, our e-commerce products may become less attractive to small business merchants.

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

The trading price of our common shares on the NASDAQ SmallCap Market has been and continues to be volatile. During the twelve months ending on March 28, 2006 our stock price has ranged from a high of $ 4.86 to a low of $2.15. The market price may be affected by announcements of, among other things:

•

new products by our competitors;

•

fluctuations in our operating results;

•

assertions of intellectual property infringement made by us against third parties or by third parties against us; and

•

changes in our financial position.

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

Since 1988 QSound's main focus is development, licensing and distribution of audio enhancement algorithms and software to the personal computer and consumer electronics, and more recently, the mobile devices, industries.  In 2005 we added eight semiconductor/component and OEM licensees for microQ™, our audio software engine for portable applications, in the growing mobile and handheld devices market which we had entered in 2003, and two consumer electronics OEM licensees for audio enhancement.  Since 2003 we sell Internet telephony technology products through our subsidiary QTelNet Inc.  Since 1999 our subsidiary QCommerce Inc. provides e-commerce enabling services to small business merchants.

Capital Expenditures

Our principal capital expenditures for each of fiscal year 2005, 2004, and 2003 are detailed in the table below:

	2005	2004	2003
Sound source and control equipment	$ –	$ 1,320	$ 12,818
Furniture and fixtures	2,014	5,092	6,747
Computer equipment	98,481	103,468	94,454
Software and production tooling	88,393	54,576	484,006
Deferred development costs	352,750	–	108,725
Patents and trademarks	50,977	46,233	51,392
Licensing rights	–	428,453	–
Total	$ 592,616	$ 639,142	$ 758,142

We had no divestitures in fiscal 2005.  In fiscal 2004 our divestitures consisted of sound source and control equipment, furniture and fixtures, and computer equipment with a combined net book value of $20,045.  In fiscal 2003 our divestitures consisted of furniture and fixtures, computer equipment, and sound source and control equipment with a combined net book value of $3,857.

B.  Business Overview

QSound was engaged in three business segments in 2005:

a) Audio Business Segment  Since its inception in 1988 QSound has established itself as one of the world’s leading audio technology companies, and we derive most of our revenues from this business segment.  QSound develops, markets and distributes multimedia software solutions and licenses algorithms based on our patented, proprietary audio technology portfolio. Our strategy is to focus on new products and technologies targeted for high-growth markets where the technical barriers to entry are high, and where we can lever our audio technology expertise to penetrate the market. We generate revenues by licensing to original equipment manufacturers and chip manufacturers in the mobile and handheld devices, computer multimedia and consumer electronics markets, through sales of QSound-enabled analog chips to consumer electronics manufacturers, and by selling downloadable software products for Internet streaming audio, primarily through third parties and also directly, to consumers over the Internet.

b) Internet Telephony Business Segment  Our wholly owned Alberta subsidiary QTelNet Inc. has developed and sells Internet telephony products under the brand-name FreeRide™.  We target the small to medium sized business and enterprise branch office market, offering Freeride™ products that enable these businesses to eliminate long distance charges between offices and to expand existing switchboards to encompass remote teleworkers or offices. QTelNet continues to develop new VoIP applications.

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

•

mobile phones & PDA’s

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

Licensing

Our primary business model consists of licensing QSOUND technologies to:

•

semiconductor/component companies which manufacture and sell QSOUND enhanced chips to original equipment manufacturers (“OEMs”);

•

OEM’s for specific products; and

•

semiconductor/component companies that include QSOUND as an option for the OEM, who can then, at their choosing, license the technology directly from the company.

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

In 2005 we negotiated and completed license agreements with ten semiconductor/component companies and OEM’s.  Eight of these licenses were for use of microQ in the mobile and handheld devices market and two were for audio enhancement in the consumer electronics market. Among others, we added to our roster of licensees Yuhua Teltech (Shanghai) Co., Ltd., Wistron Neweb Corporation, Cellon Communications Technology (Shenzhen) Co., Ltd., Winbond Electronics Corp., Emuzed, A Flextronics Company, Thomson and Austriamicrosystems AG. Under previous licenses microQ has been incorporated in handheld and mobile devices from manufacturers including BenQ Corporation, Eten Information Systems Co., Ltd., Mitac International Corporation, ZTE Corporation, UTStarcom Inc. and Shanghai Lenovo Electronic Co., Ltd., and in reference design platforms from Broadcom Corporation, Qualcomm Incorporated, Aplix Corporation, ATI Technologies, Inc., CEVA Inc., DSP Group Ltd., Intel Corporation, LSI Logic Corporation, Tensilica Inc., Samsung Electronics Co., Ltd. and Pulsus Technologies Inc.

In the PC multimedia market, our audio enhancement technologies are incorporated in the Vinyl Audio line of audio controllers and audio codecs from Via Technologies, Inc., a leading developer of silicon chip technologies and PC platform solutions, in Sony Vaio PC products and in soundboards from Philips.

Under our 2002 joint development agreement with Royal Philips Electronics, one of the world's largest electronics companies, Philips & QSound jointly developed a soft audio engine based on QSound’s QVE technology.  Branded by Philips as the Philips SoundAgent2, the audio engine is bundled with soundcards, USB speakers, and mini-component stereo systems. Philips paid an upfront fee creditable against future royalties, and pays ongoing royalties.  We also granted to Philips 500,000 warrants currently exercisable at $1.04 per share and a right of first refusal to acquire control of our company. The right of first refusal is independent of the warrants and the Company does not expect that this right will be exercised.  (See Item 7. “Major Shareholders and Related Party Transactions, A. Major Shareholders”).

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

QMAX® II is our universal plug-in for Internet streaming audio, and works with any sound source, including Windows Media Player and RealPlayer.  QMAX II intercepts the audio player output and applies realtime processing to optimize speaker and headphone audio. We have also developed and distribute custom plug-ins iQms2 plug-in for Windows Media Player 9 Series for Windows XP.

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

•

FreeRide FXS Gateways  -  products that allow conventional analog phones and switchboards to connect to a computer network

•

FreeRide FXO Gateways  -   products that allow IP Phones to connect to conventional telephone networks.

•

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

•

As a point-to-point application, eliminating high long distance charges for direct phone calls between two locations that may be a great distance apart and have high voice traffic.

•

As a telecommuter application, eliminating long distance charges from remote offices by connecting them to the office switchboard so that they may work remotely as if they were at the office location.

•

As a low cost alternative for adding local telephones and extensions to an existing switchboard that has reached its capacity, rather than upgrading or replacing the switchboard.

•

As a low cost alternative for connecting phone extensions in different offices, allowing workers to use their existing desk phones to call through their switchboard to workers on a phone system at a different location, essentially extending the telephone system functionality in each office to include both offices.

•

As a toll-free trunk line between office switchboards in different locations, linking voice traffic between switchboards via the Internet and bypassing long distance toll charges for the voice traffic between switchboards in the different offices.

Fixed wireless creates available bandwidth beyond where DSL or cable broadband can reach, extending the “last mile” and introduces new VoIP applications and opportunities for FreeRide products.  Some examples of broadband wireless applications are energy companies who deploy VoIP over wireless to remote gas wells and oil derricks in the ocean and companies that use fixed wireless to provide bandwidth and VoIP phone service to temporary facilities, such as trailers used for a variety of construction and government applications.

In April, 2003 QTelNet acquired all of the assets of e-tel Corporation, consisting primarily of Internet telephony-enabling software, hardware inventory and trademark rights, for the purchase price of approximately $525,000 which was paid by way of cash and an offset of $500,000 against a secured claim in the principal amount of $500,000 owed by e-tel to QSound.

Since the acquisition QTelNet has upgraded and added functionalities to our VoIP software, re-designed the internal layout and external features of our gateways, and secured a cost-effective, overseas manufacturing partner.

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

Revenues by Business Segment

In fiscal 2005, our revenues were $1,304,832 from the audio business segment, $182,940 from the e-commerce business segment, and $55,468 from the telephony segment.  In fiscal 2004, our revenues were $1,820,028 from the audio business segment, $245,238 from the e-commerce business segment and $147,912 from the telephony segment.  In fiscal 2003, our revenues were $1,511,312 from the audio business segment, $346,456 from the e-commerce business segment and $185,320 from the telephony segment.

Revenues by Geographic Market

Audio Business:  In 2005 product sales revenue was split between the United States and Asia.  Royalties, license and engineering fees came primarily from the United States (57%) and Asia (36%).  In 2004 product sales revenue was split between the United States and Asia.  Royalties and license fee revenue came primarily from the United States (62%) and Asia (28%).  In 2003 product sales revenue was split between the United States and Asia and royalty revenue came primarily from the United States.

Internet Telephony Business:  In 2005 75% of our revenue came from the United States, 19% from Canada, and 6% from other areas.  In 2004 79% of our revenue came from the United States, 16% from Canada, and 5% from other areas.  In 2003 62% came from the United States, 33% from Canada, and 5% from other areas.  The remaining revenue in 2005, 2004 and 2003 was split among Asia, Europe, Africa and Mexico.

E-commerce Business: Revenue for our e-commerce business segment has come primarily from the United States in 2005, 2004 and 2003.

Seasonality

We generally experience increased royalty revenues in our audio business segment in the second and third quarters for consumer electronics and PC sales, all related to the Christmas shopping season. These sales activities decrease during the fourth and first quarters. In 2005 we did not experience this seasonality as royalty revenues increased in each quarter of 2005.  In 2005 we did not experience any seasonal changes in our e-commerce business segment.  All revenue from e-commerce was subscription based.    Our IP telephony business is not mature enough to track any seasonality trends.  Overall, seasonality does not have a material effect on our business.

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

Internet Telephony Business:  Sales and marketing activities of our IP telephony products are directed and carried out by QTelNet’s sales and marketing personnel.

E-commerce Business:  We are managing our existing client base and we do not actively carry on sales and marketing in this business segment.  We effectively manage the costs for this business segment resulting in a net contribution to the Company.  We continue to monitor this industry for business opportunities.

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

We hold fifteen patents in the United States, including four patents which cover the fundamental technology applicable to our Q3D positional audio, QSURROUND, and stereo enhancement technologies. In addition, two patents cover binaural hearing aid technology previously co-developed by QSound Labs and the House Ear Institute of Los Angeles, California.  At the date of this report, an additional three patent applications for QSOUND complementary and improved technologies have been filed and more applications are in progress.  Patent applications have been made in fourteen foreign countries and a number of foreign patents have been granted, including in Japan.

Our key trademarks, including QSOUND, QSURROUND, microQ and the stylized “Q” logo are registered in the United States and in various foreign countries. QSound Labs has filed trademark applications for many of its other trademarks in the United States and internationally, and carries on a trademark protection program on an ongoing basis for new trademarks.

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

•

audio industry: Our competitors in the audio industry have products and technologies that compete with us in the mobile devices market; PC multimedia market; the consumer electronics market; audio enhancement software plug-ins for Internet media players; the headphone audio enhancement area; and the multi-channel home theatre market.

•

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

D.  Property, Plants and Equipment

Our head office, including research facilities and a sound studio, is located at 400 – 3115 12th Street NE, Calgary, AB, Canada T2E 7J2 where we lease approximately 10,648 square feet of office space until October 31, 2008 at a rental rate of $7,986.00 Cdn. per month ($6867.00 U.S. at December 31, 2005). We have the option to renew the lease for an additional two-year term at then prevailing market rates.  Our audio, e-commerce and Internet telephony businesses are operated from our Calgary office.

We own computers, software, electronics equipment, studio and audio equipment, and electronics laboratory and testing equipment, all of which is used by us in the development of our technologies and products.  All of this equipment is located at our head office in Calgary. We also own Web servers which are located mainly off-site.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of QSound and subsidiaries should be read in conjunction with the consolidated financial statements of QSound and related notes contained elsewhere in this Annual Report on Form 20-F.  These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in Note  22 to the Consolidated Financial Statements and as explained below, there are no material differences as pertains to these statements between accounting principles generally accepted in Canada and in the United States.  We measure and report in United States currency.

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

Audio Business Unit

Our Audio business unit develops and licenses audio solutions to the world’s leading manufacturers of consumer products as well as semiconductor solution providers for these products. Specifically, these are products for the mobile phone, home theatre, video gaming, portable audio and computer markets. Revenues from this business unit comprised 84%, 82% and 74% of total consolidated revenues in fiscal 2005, 2004 and 2003 and are derived primarily through licensing fees,  non-recurring engineering  fees and per unit royalty agreements.

Telephony Business Unit

Our Telephony business unit develops and distributes IP Telephony products which are targeted for the small business environment. Revenues from this business unit comprised 4%, 7% and 9% of total consolidated revenues in fiscal 2005, 2004 and 2003 and are derived from product sales to distributors.

E-Commerce Business Unit

Our E-Commerce business unit provides electronic commerce services, such as on-line storefront hosting and shopping carts, to small businesses. Revenues from this business unit comprised 12%, 11% and 17% of total consolidated revenues in fiscal 2005, 2004 and 2003 and are comprised primarily of monthly subscription fees.

The following represents a summary of our critical accounting policies, defined as those policies that are both very important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective or complex judgments. Our most critical accounting estimates include revenue recognition, research and development costs, inventory, stock based compensation and income taxes.

Revenue recognition

The Company generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met:  persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance, if applicable, has been received, and collection is reasonably assured.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of products.  Revenue from product sales is recognized when products are shipped pursuant to sales arrangements with customers (which is when title passes), collectibility is reasonably assured and the Company does not have obligations for additional deliverables that are essential to the functionality of the product.

Research and development costs

Research costs are expensed as incurred.  Development costs are expensed as incurred except if they relate to a specific product or process that management believes is technically and economically feasible and recoverable, in which case these costs are deferred.

Deferred development costs are amortized against the related expected revenue as that revenue is recognized.

The company assesses impairment of deferred development costs by determining whether their recoverable amounts are less than their unamortized balance.  When a potential impairment is identified, the amount of impairment is calculated by reference to the related net expected future cash flows and charged to period earnings.

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

Stock based compensation

The company accounts for stock based compensation under the fair value method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.  In accordance with one of the transitional options permitted under amended CICA Handbook Section 3870, the company elected to early adopt the fair value based method for all employee stock options granted on or after January 1, 2003, and accordingly, recognized compensation expense related to stock options granted to employees beginning in 2003. Pro forma disclosure of the fair value of stock options granted to employees during 2002 has been provided in note 11 of the financial statements.

Income taxes

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

A.  Operating Results

Overall, our results have been affected by two main factors during the three year period ended December 31, 2005.  These are:

 1) New Product introduction

The company introduced microQ in early 2002. This product is targeted for the growing mobile and handheld device market. Since introduction, the company has added  a growing number of licensees. (See B. “Business Overview” in Item 4. Information on the company of this report.)  Some of these licensees began shipping their products incorporating microQ in fiscal 2005 and more plan to ship in FY2006. Therefore we have not yet established a re-occurring royalty revenue base but we have received upfront license fees as compensation for customization and engineering requirements under these license contracts, and these amounts have formed a major part of our licensing, engineering and royalty revenue.

2) Impairment Charges in FY2003 & FY2005

We completed an analysis of the recorded goodwill asset in the e-commerce business segment in fiscal 2003. As a result of this, we determined that an impairment charge of $2,185,000 was necessary. In fiscal 2005, we completed an analysis of property and equipment and intangible assets relating to an internet telephony project. As a result, we determined that a total impairment charge of $518,207 was necessary.

A further factor that has affected the financial results in a more general sense during this period is the increase in value of the Canadian Dollar as measured against the United States Dollar. During the three year period ended December 31, 2005, the Canadian Dollar increased in value by approximately 36% over the United States Dollar. This has no effect on our reported revenues, since the majority of revenues are invoiced and collected in United States Dollars. However, since most of the company’s operations are based in Canada, the majority of our expenses are paid in Canadian dollars, and therefore reported expenses are affected by the Canadian/United States exchange rate.  During fiscal 2005, 2004 and 2003, this had a negative impact on the company’s total operating expenses.

Discussion and analysis

Below we provide information on the significant line items in our statement of operations for the past three fiscal years, as well as analysis of the changes year-on-year.

Revenues

2005

2004

2003

Royalties, licenses and engineering fees(in 000’s)

$1,057

$1,162

$779

Change year-on-year

(9%)

49%

(72%)

The increase in licensing and royalty revenues from 2003 to 2004 arose primarily from new microQ design wins. These design wins are for mobile devices which traditionally have a longer product development cycle than markets the company was in previously. Consequently, recurring royalty revenues have not been material yet.  The lack of growth between 2004 and 2005 reflects this.

Product Sales

2005

2004

2003

Product Sales(in 000’s)

$487

$1,051

$1,264

Change year-on-year

(54%)

(17%)

  (11%)

One distribution partner has accounted for 26.9%, 30.3% and 26.0% of the product sales revenue in 2005, 2004 & 2003 respectively.  The decrease between 2004 and 2005 is directly attributable to the decline in sales during that period from this distributor.

Demand for our analog integrated circuits has decreased as demand for digital enabled products has increased.  This has resulted in a 67% decrease in our analog chip sales from 2004 to 2005.  Sales between 2004 and 2003 of our analog integrated circuits were not materially different.

In 2005 we chose to focus our marketing efforts in telephony on preparing for a new product that we intended to introduce during 2005.  As a result, sales of our existing product line decreased 62% in 2005 over 2004.  The new product was re-evaluated part way through the year and abandoned.  Sales from 2004 to 2003 were not materially different.

The other major factor has been the steady decrease in revenues from our E-commerce business unit. We have chosen not to invest in marketing activities for this business unit, so consequently as subscriptions expire or are cancelled, we do not have sufficient replacement numbers to offset the decline in revenue.

Expenses

2005

2004

2003

Marketing(in 000’s)

$963

$1,130

$1,242

Change year-on-year

(15%)

(9%)

45%

We cutback on expenditures relating to our IP Telephony business unit in March 2004 so as to bring them more into line with revenues being generated from the IP Telephony business unit at that time.  This has resulted in the decline in marketing expenses when comparing 2005 to 2004.

2005

2004

2003

Product Engineering(in 000’s)

  $902

  $909

$834

Change year-on-year

(1)%

   9%

 30%

Between 2003 and 2004, we scaled back on our engineering budgets for both E-commerce and IP Telephony, bringing them more into line with revenues being generated from those business units. Offsetting that in 2004, was a 33% increase in engineering cost for the audio business unit. This was a result of the increased activity brought on by the introduction of our microQ software product. This has continued into 2005.

2005

2004

2003

Administration(000’s)

$796

$661

$553

Change year-on-year

 17%

20%

 15%

During the three year period ended December 31, 2005 the US dollar has weakened considerably against the Canadian dollar, approximately 36%. This has also affected the company’s cost base since the majority of expenses are incurred in Canadian dollars. Auditing costs have increased during this three year period as auditing firms comply with new professional standards and regulatory requirements.

 2005

2004

2003

(in 000s)

Impairment of Goodwill

–

     –

$2,185

Impairment of Property and Equipment

$90

     –

   $103

Impairment if Intangible Assets

$428

     –

        –

In 2003, management completed an analysis of the recorded goodwill asset in the e-commerce business segment and determined that an impairment charge of $2,184,589 was necessary. In 2005, management completed an analysis of a specific Internet Telephony project and determined that an impairment charge of $518,207 was necessary.

B.  Liquidity and Capital Resources

As at December 31, 2005 we had cash and cash equivalents of $1,222,729.  This is a decrease of $2,104,814 over the balance at December 31, 2004 of $3,327,543.  $1,594,557 ($1,180,143 in 2004) of cash was used in operations during the 2005 fiscal year. Non cash working capital increased by $140,395 in fiscal year 2005 to $269,959 from $129,564 in 2004.  Financing activities generated $165,008 in cash during fiscal 2005 ($3,024,676 in 2003) from the exercise of options and the private placement.

Cash used in investing activities increased to $675,265 in 2005 from $578,083 in 2004. The largest portion of cash used in investing activities during 2005 was the investment the company made in a joint venture to develop software for a product to be introduced in 2006.

At December 31, 2005 we had working capital resources available of $1,492,688 (December 31, 2004 - $3,457,107) and management feels that with our current cash on hand and cash flows from operations we have sufficient capital to carry out our business plan for 2006.

C.  Research and Development

Audio Business: QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2005, 2004 and 2003 we continued our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies.  In addition, in 2005 we concentrated on development and refinement of our microQ scalable software engine, and in 2004 our efforts were mainly centred on microQ and our QVE audio engine. Our audio research and development costs were $803,322 in 2005, $784,496 in 2004 and $588,410 in 2003.  We have three patent applications, two of which were filed in 2003 and 2005, in progress, as well as further applications in development. We also work jointly with our licensees and business partners to adapt and optimize our technologies for their products.  (See “Intellectual Property” under Item 4 of this report.)

E-commerce Business:  Research and development expenditures in our e-commerce business segment have steadily decreased, reflecting the satisfactory performance of our products.  Research and development activities in 2005, 2004 and 2003 consisted mainly of upgrading our products, with expenditures of $32,872 in 2005, $39,032 in 2004, and $50,757 in 2003.

Internet Telephony Business:  In 2005 we had expenditures of $112,387 in cash primarily in the development of a new telephony product.  This project was re-evaluated in 2005 and abandoned.  As a result we took an impairment charge totaling $518,207 against all assets relating to the project.  In 2004 we had expenditures of $138,812 and in 2003 $195,166 for activities consisting of upgrading and adding functionalities to our software, and re-designing the internal layout and external features of our gateways.  We also had expenditures in 2004 of $561,192 in cash and stock options in development of new telephony products.  These costs have all  been capitalized.

Share Capital

During the 2005 fiscal year, our share capital increased from 8,404,085 common shares with a book value of $45,792,526 to 8,661,985 common shares with a book value of $45,979,055.  The increase of 257,900 shares was a result of stock options being exercised for cash of $201,000.  Other changes in the book value are from a reclassification from contributed surplus on the exercise of the stock options of $21,521 and the payment of financing costs in cash of $35,992.  The financing costs all related to the private placement that occurred in 2004.

During the 2004 fiscal year, our share capital increased from 7,199,244 common shares with a total book value of $43,801,245 to 8,404,085 common shares with a book value of $45,792,526.  The increase of 1,204,841 shares was a result of the exercise of stock options for cash of $1,174,218 and the private placement of 347,826 shares for $2,000,000.

As at December 31, 2005 the company had 977,533 options outstanding at exercise prices ranging from $0.47 to $4.56 and expiring at various times up to 2015.  Further details on stock options outstanding can be found in Note 11 to the financial statements.

Subsequent to the year end and up to March 8, 2006, 62,800 stock options have been exercised for total cash consideration of $117,565 and reclassification from contributed surplus of 56,961. This brings the total shares outstanding to 8,724,785 with a book value of $46,153,581 and reduces the total options outstanding to 914,733.

During 2005 521,739 common share purchase warrants expired.

During the 2004 fiscal year 75,000 common share purchase warrants were issued for services rendered and the fair value of the warrants determined to be $380,862 was charged to share capital as financing costs.  As additional 660,869 warrants were issued as part of the private placement and were allocated consideration of $904,019.

As at December 31, 2005 the company had 714,130 common share purchase warrants outstanding.  These warrants entitle the holder to acquire one common share of the company for $1.04 to $9.12 per share.  Further details on warrants outstanding can be found in Note 9 to the financial statements.

Convertible Loan

On March 21, 2006, the Company  entered into a convertible loan agreement for $1,000,000.  The loan bears interest at US prime rate, payable quarterly.  The term of the loan is the shorter of five years or the date of conversion.  The amount owed can be converted to common shares for $3.25 per share at any time at the option of the lender.  As part of the transaction, 400,000 warrants exercisable at $4.50 per share with a five year term were issued.

Private Placement

On December 16, 2004, we completed a private placement of 347,826 common shares at a purchase price of $5.75 per share, Series A warrants to purchase 139,130 common shares at the exercise price of $9.12 per share exercisable until December 16, 2009, and additional rights to purchase common shares and warrants which expired unexercised, with one investor.  We filed a short form registration statement with the SEC on January 6, 2005 registering for resale the common shares issued at the closing of the transaction and 125% of the common shares issuable upon the exercise of the Series A warrants, which are subject to customary anti-dilution adjustments.

D.  Trends

The growth in the mobile device market and the increasing adoption of audio features for this market has been the single most important trend for audio IP suppliers during the past three years. The company has focused primarily on this market segment during this period. Specifically, the focus has been on the largest segment of this market – mobile phones. High-end phones are now shipping with the capability of offering mobile TV, downloadable music and video game services all of which require audio processing. All phones require the capability to play ring tones.

To date, the majority of revenue derived from this market segment has been license fees and custom engineering fees. Most license agreements incorporate a third revenue element, namely, per unit royalties. The fourth quarter of 2005 saw the first significant recurring royalty revenues from this segment when UTStarcom began shipping QSound-enabled mobile phones in China. As more licensees begin shipping their products in 2006, recurring royalty revenue will become a larger portion of the total revenue received.

This revenue trend will not affect costs directly since these comprise mostly fixed compensation and travel expenses.

The company has no plans for any major capital expenditures.

The company will continue to focus its development and marketing efforts on providing audio and voice IP to OEMs in 2006. Accordingly, the other business segments, e-commerce and IP telephony, are expected to continue at current performance levels.

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

300,597

97,047

180,360

23,190

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and directors as of March 1, 2006.  Mr. Robert Starr, formerly Vice President – Business Development, left the company on September 12, 2005. All positions indicated below are with QSound Labs, Inc. only.

Name

Position

David J. Gallagher

President, Chief Executive Officer, Director

Joanna Varvos

Corporate Secretary

Doug Drury

Controller

Stanley E. MacDougall

Director

M. Patty Chakour

Director

D. Tony Stelliga

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

Stanley E. McDougall was appointed to the board of directors on March 1, 2004.  Mr. McDougall is Chairman of Western Crating International Ltd., a Calgary, Alberta based export packaging company. Mr. McDougall has thirty-six years of business experience in situations ranging from start-up companies to large multi-plant operations, and including leading operations, acquisitions, financings, restructuring and dispositions.  Mr. McDougall is a member of the board of directors of Richer Systems Group, a private software company serving the international transportation and leasing industry.  Mr. McDougall has a B.Comm. (Honours) from the University of Saskatchewan.

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

D. Tony Stelliga was elected to the board of directors at the meeting of shareholders held on April 29, 2005.  Since April, 2003, Mr. Stelliga is Chairman and CEO of Quellan Inc., a California based leading edge communications technology company that designs and develops integrated circuits for high speed communications equipment. Prior, Mr. Stelliga held various management and strategic positions at Intel Corporation and earned the President’s Intel Achievement Award in 2002 for leading Intel’s entry into broadband networking following the acquisition of Softcom Microsystems, a developer of network processors, of which he was a founder. Mr Stelliga, who has a B. Sc. in computer science from the University of Ottawa, holds sixteen patents in broadband networking and processing architectures.

There are no family relationships between any directors or officers of QSound.  There are no arrangements or understandings between any director or officer of the company and any other person pursuant to which the director or officer was selected, except for employment agreements between QSound and Messrs. Gallagher and Drury.

B.  Compensation

Remuneration paid or payable to our directors and executive officers during fiscal year 2005 was an aggregate $ 497,955 for compensation paid to Messrs. Gallagher, Starr and Drury, and Ms. Varvos.  No cash or other bonuses were paid to executive officers in 2004.  Mr. Gallagher’s salary for 2005 was $197,854.  Our directors  were paid cash compensation in the aggregate of $26,000 for their services in their capacity as directors;  in addition, directors are reimbursed for reasonable travel and lodging expenses incurred in the provision of such services and receive stock options.  On June 29, 2005 we granted options to purchase 10,000 common shares to each director, exercisable for five years at the exercise price of $3.57 per share. These options are subject to approval by the shareholders of QSound, which we will seek to obtain at the Annual Meeting of Shareholders scheduled to take place on April 28, 2006.  If approval is not obtained, these directors have agreed to accept an aggregate cash payment of $75,000 in lieu of options.

Mr. Gallagher participates in a registered individual pension plan that was put in place in 2002 to resolve an outstanding contingency relating to his employment contract.  In 2005 $22,749 Cdn was contributed to the plan for fiscal 2005.  $23,500 was accrued in 2005 as settlement for past wages that had been deferred by Mr Gallagher prior to 2002.   In 2004 $14,822 Cdn. was contributed to the plan for fiscal 2004.  In 2003 $56,301 Cdn. for past service and $11,692 Cdn. for fiscal 2002, and $11,692 for fiscal 2003, was contributed to the plan.

The Compensation Committee of the Board of Directors has approved extension of the expiry date of options previously granted to Messrs. Gallagher and Drury and Ms. Varvos from the original expiry date July 22, 2006 to July 22, 2011. The following table gives information concerning these amendments, which are subject to shareholder approval which QSound will seek to obtain at the annual meeting of shareholders scheduled to take place on April 28, 2006.

Name	Date of Grant	No. of Options Granted	No. of Options Outstanding	Exercise Price/Market price on Date of Grant	Original Expiry Date	New Expiry Date
David J. Gallagher	July 23, 2001	253,190	235,190	$1.04 U.S.	July 22, 2006	July 22, 2011
Joanna Varvos	July 23, 2001	25,467	25,467	$1.04 U.S.	July 22, 2006	July 22, 2011
Doug Drury	July 23, 2001	5,536	5,536	$1.04 U.S.	July 22, 2006	July 22, 2011

The following table gives information concerning stock options granted as compensation to outside directors during 2005. These options are subject to shareholder approval which QSound will seek to obtain at the annual meeting of shareholders scheduled to take place on April 28, 2006.

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on Date of Grant	Expiry Date
M. Patty Chakour	June 29, 2005	10,000[1]	$3.57 U.S.	$3.57 U.S.	June 29, 2010
Stanley E. McDougall	June 29, 2005	10,000[1]	$3.57 U.S.	$3.57 U.S.	June 29, 2010
D. Tony Stelliga	June 29, 2005	10,000[1]	$3.57 U.S.	$3.57 U.S.	June 29, 2010

1 These options are subject to approval by the shareholders of QSound, which we will seek to obtain at the Annual Meeting of Shareholders scheduled to take place on April 28, 2006.  If approval is not obtained, these directors have agreed to accept an aggregate cash payment of $75,000 in lieu of options.

C.  Board Practices

During 2005, the members of our board of directors were David J. Gallagher, Stanley E. McDougall, M. Patty Chakour, D. Tony Stelliga (who was elected at the annual meeting of shareholders on April 29, 2005) and Louis W. MacEachern (who was appointed to the board on January 17, 2005 and who did not stand for re-election at the annual meeting).  Directors are elected annually by shareholders at our annual meeting of shareholders, and serve until their successors are elected or appointed.

Our board of directors has two standing committees: an audit committee and a compensation committee.  Members of these committees are independent of management and qualify as independent under all relevant Canadian securities, SEC and NASDAQ Stock Market rules and regulations. These independent directors hold regularly scheduled meetings at which only independent directors are present.  At the date of this Annual Report the members of these committees are Stanley E. McDougall, M. Patty Chakour and D. Tony Stelliga.

Audit Committee

All audit committee members must be able to read and understand fundamental financial statements and at least one member of the audit committee must have a background in financial reporting, accounting or auditing which results in the member’s financial sophistication.

The primary duties and responsibilities of the audit committee are to:

•

appoint, compensate and oversee our external auditors;

•

review and discuss with our external auditors their independence;

•

review and consider with our external auditors significant accounting principles and practices, alternate treatments of financial information and all material written communications between our external auditor and management;

•

review our financial statements and disclosures with management and our external auditors;

•

meet at least once a year in separate sessions with management, the internal auditor and our external auditors;

•

review, monitor and control our information and reporting systems and financial risk exposures; and

•

establish procedures for treatment of complaints regarding accounting and auditing matters.

Compensation Committee

The primary duties and responsibilities of the compensation committee are:

•

development of guidelines for compensation of officers and key executives and evaluation of compensation data for companies that are similar to us in size and scope of business;

•

review and approval of corporate goals and objectives relevant to CEO compensation, evaluation of the CEO's performance in light of these goals and objectives, and determination of the CEO's compensation based on this evaluation;

•

annual review and approval of the compensation of officers and other key executives of the company; preparation of a report to shareholders for inclusion in our information circular relating to the annual shareholder meetings; and

•

annual reassessment of the adequacy of the charter and recommendation of any proposed changes to the board.

Mr. Gallagher’s contract provides for salary, discretionary bonuses if approved by the board, and participation in any pension and profit sharing plan established from time to time by the board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Pension Plan is also payable in the foregoing circumstances and in the event of retirement prior to the age of  65.  Mr. Gallagher’s employment contract was renewed on September 30, 2005 for a further two year term. If there is a change in control of the company Mr. Gallagher is entitled to vesting of any unvested options.

D. Employees

At December 31, 2005 we had  24 employees and persons engaged by contract on a fulltime basis, of whom 11 were in research, product development and technical support, 5 were in marketing and sales, 2 were in customer support and 6 were in administrative positions. One of these employees was located in the United States, one was in the U.K., and the remainder were located in Canada. At December 31, 2004 we had  28 employees and persons engaged by contract on a fulltime basis, of whom 11 were in research, product development and technical support, 8 were in marketing and sales, 3 were in customer support and 6 were in administrative positions.  Two of these employees were located in the United States and the remainder were located in Canada. At December 31, 2003 we had  31 employees and persons engaged by contract on a fulltime basis, of whom 9 were in research, product development and technical support, 11 were in marketing and sales, 5 were in customer support and 6 were in administrative positions.  Six of these employees were located in the United States and the remainder were located in Canada.

We are not subject to any collective bargaining agreements and believe our relationship with our employees is satisfactory.

E.  Share Ownership

The following tables show information as to share ownership by directors and executive officers as of March 1, 2006.

Shares

Name and Position	Common Shares Owned or Controlled	Percent of Class
David J. Gallagher President and CEO and Director	513,000[1]	5.9%
Joanna Varvos Corporate Secretary	126,000[2]	*
Doug Drury Controller	33,000[3]	*
Stanley E. McDougall Director	25,000	*
M. Patty Chakour Director	25,000[4]	*
D. Tony Stelliga Director	0

1 Includes options to purchase  501,000 common shares.

2 Includes options to purchase 126,000 common shares.

3 Includes options to purchase 32,000 common shares.

4 Includes options to purchase 25,000 common shares.

* represents less than 1%

Options

The following tables show information as to options granted to directors and executive officers as of March 1, 2005.

Name and Position	Options	Exercise Price	Expiry Date
David J. Gallagher President and CEO and Director	235,190 165, 810 100,000	$1.04 $0.47 $1.65	July 22, 2006[1] December 2, 2006 December 30, 2007
Joanna Varvos Corporate Secretary	25,467 50,533 50,000	$1.04 $0.47 $2.05	July 22, 2006[1] December 2, 2006 April 1, 2009
Doug Drury Controller	5,536 1,464 25,000	$1.04 $0.47 $2.05	July 22, 2006[1] December 2, 2006 April 1, 2009
Stanley E. McDougall Director	10,000[2]	$3.57	June 29, 2010
M. Patty Chakour Director	25,000 10,000[2]	$1.88 $3.57	March 10, 2009 June 29, 2010
D. Tony Stelliga Director	10,000[2]	$3.57	June 29, 2010

1 Shareholders will be asked at the upcoming Annual Meeting of Shareholders scheduled to take place on April 28, 2006 to extend expiry date of these options to July 22, 2011.

2These options are subject to approval by the shareholders of the company, which we will seek to obtain at the upcoming Annual Meeting of Shareholders.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table discloses information regarding the beneficial ownership of our common shares as of March 1, 2005, by each person or entity known to own beneficially more than 5% of our outstanding common shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission

Name

Number of Common Shares

Percentage of Outstanding

Beneficially Owned1

Common Shares2

KBW Partners

707,6923

8.1%

David J. Gallagher

513,0004

5.9%

Fred Kayne5

511,0006

5.8%

Philips Electronics North America Corporation

500,0007

5.7%

1 These shares do not carry voting rights different from the voting rights of our outstanding common shares.

2The percentage of outstanding common shares is based on 8,724,785 common shares outstanding as of March 1, 2006.

3  307,692 shares are issuable upon conversion of the convertible loan and 400,000 shares are issuable upon the exercise of warrants.  (See “Convertible Loan” in Item 5. of this report.)

4 Includes options to purchase 501,000 shares.

5  Mr. Kayne is a partner in KBW Partners.

6  These shares are disclosed in Schedule 13D filed on April 29, 2005.

7 These shares are issuable to Philips upon the exercise of existing warrants, exercisable at the price of $1.04 per share until March 24, 2007.

At March 1, 2006 we had 8,724,785 common shares issued and outstanding.  At such date, there were 362 shareholders of record in the United States who collectively held approximately 84% of our outstanding common shares.

We are not directly or indirectly owned or controlled by any other corporation, foreign government or legal person.  We know of no arrangements which may result in a change of control of our company at a future date.

B.  Related Party Transactions

We did not have any material transactions with any of our related parties during fiscal year 2005 except for compensation of executive officers as employees or consultants.  (See “Compensation” in Item 6. B of this report).

Except for immaterial advances in the ordinary course of business that may have been outstanding on a short-term basis, no related party was indebted to us during fiscal year 2005.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 17.

Export Sales

In the past three fiscal years we have derived over 97% of our revenues from export sales made to customers outside Canada. In 2005 63% of our export sales were made to the United states, 32% were made to Asian companies located in Japan, Hong Kong, Taiwan, Korea and China, and a further 4% were made to other areas.  In 2004 66% of our export sales were made to the United States, 30% were made to Asian companies located in Japan, Hong Kong, Taiwan, Korea and China, and a further 4% were made to other areas.  In 2003 76% of our export sales were made to the United States, 23% were made to Asian companies located in Japan, Hong Kong, and Taiwan, and a further 1% were made to other areas.

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

The high and low market prices for the last five fiscal years:

Fiscal Year

High

Low

2005

8.47

2.15

2004

8.40

1.52

2003

2.65

1.01

2002

2.28

0.53

2001

4.87

0.42

The high and low market prices for each of the four quarters of  2005 and 2004:

Quarter Ending

High

Low

December

2005

4.86

2.15

September

2005

4.04

3.05

June

2005

4.50

3.40

March

2005

8.47

4.34

December

2004

8.40

4.55

September

2004

6.75

3.73

June

2004

7.54

1.91

March

2004

2.75

1.52

The high and low market prices for each of the last six months:

Month

High

Low

February

2006

4.74

3.65

January

2006

4.43

3.25

December

2005

4.86

3.81

November

2005

3.99

2.15

October

2005

3.10

2.22

September

2005

3.35

3.05

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

Shares

We are authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, and an unlimited number of second preferred shares.  At the date of this report there are 8,729,785 common shares, and no preferred shares, outstanding.

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

We are required by Alberta law and our by-laws to hold an annual meeting of shareholders in each year not later than fifteen months following the last annual meeting.  A notice in writing stating the time and place of the meeting, the nature of any special business to be transacted and the text of the related proposed special resolution must be given to shareholders of record not less than 21 days and not more than 50 days prior to the meeting. In addition, Canadian securities regulatory policy requires us to deliver these shareholder meeting materials to brokers and intermediaries who hold shares on behalf of beneficial shareholders who do not hold their shares of record.  The brokers and intermediaries must seek voting instructions from the beneficial shareholders.  Holders of five percent or more of issued voting shares may requisition the directors to call a meeting for the purpose stated in the requisition.  If the directors do not call a meeting within twenty-one days of the requisition, any shareholder who signed the requisition may call the meeting.  Shareholders may vote at meetings in person or by proxy.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of QSound.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by QSound generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) QSound is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on

Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

QSound generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) QSound is incorporated in a possession of the U.S., (b) QSound is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if QSound satisfies one or more of such requirements, QSound will not be treated as a QFC if QSound is a “passive foreign investment company” (as defined below) for the taxable year during which QSound pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, QSound does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2005, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2006.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by QSound concerning its “passive foreign investment company” status or that QSound will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year.  Accordingly, although QSound expects that it may be a QFC for the taxable year ending December 31, 2006 , there can be no assurances that the IRS will not challenge the determination made by QSound concerning its QFC status, that QSound will be a QFC for the taxable year ending December 31, 2006 or any subsequent taxable year, or that QSound will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If QSound is not a QFC, a dividend paid by QSound to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by QSound generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If QSound is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

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

QSound does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that QSound will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

QSound generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of QSound for such taxable year is passive income or (b) 50% or more of the assets held by QSound either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if QSound is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if QSound owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, QSound will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by QSound from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

QSound does not believe that it was a PFIC for the taxable year ended December 31, 2005, and does not expect that it will be a PFIC for the taxable year ending December 31, 2006.  The determination of whether QSound was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether QSound will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of QSound over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by QSound concerning its PFIC status or that QSound was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Generally a non-resident person is not subject to income tax in Canada on any capital gain arising on the disposition of shares of a corporation which are listed on a prescribed stock exchange unless such shares constitute “taxable Canadian property” to such holder.  Generally, shares will be taxable Canadian property to a non-resident person only if, at any time during the five year period immediately preceding the disposition, the non-resident person, either alone or together with persons with whom such non-resident did not deal at arm’s length, owned  25 percent or more of the issued shares of any class of the capital stock of the corporation, or the non-resident's shares were acquired in a tax deferred exchange in consideration for property that was itself taxable Canadian property.

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

In situations where our common shares constitute taxable Canadian property, and the treaty benefits under the 1980 Convention discussed above or treaty benefits under any other applicable tax convention, are not applicable, one-half of any capital gain (a “taxable capital gain”) realized by a shareholder in a taxation year must be included in the shareholder's income for the year for Canadian tax purposes, and one-half of any capital loss (an “allowable capital loss”) realized by a shareholder in a taxation year from the disposition of taxable Canadian property may be deducted from taxable capital gains realized by the shareholder in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Act.

F.  Dividends and Paying Agents

Not applicable.

G.  Statements by Experts

Not Applicable

H.  Documents on display

We are subject to the informational requirements of the Securities Exchange Act of 1934 and of Canadian provincial securities laws and regulations in Alberta, Ontario and British Columbia. We file reports, registration statements and other information with the SEC and with Canadian provincial securities regulators. Our reports, registration statements and other information can be found on the SEC website www.sec.gov, on the Canadian System for Electronic Document Analysis and Retrieval website www.sedar.com, and may be inspected and copied at the public reference facilities maintained by the SEC:

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are not in default on any of our obligations relating to indebtedness. We have not declared any dividends and are not delinquent with respect to the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

During our last fiscal year, we have not materially modified any of the rights or instruments defining the rights of our security holders.  We do not have any registered securities which are secured by our assets.  We do not have trustees or paying agents for our securities.

ITEM 15. CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)) as of December 31, 2005, our Chief Executive and Financial Officer has concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and are operating in an effective manner.

There were no changes in our internal control over financial reporting that occurred during the period covered by this report that materially affected or were reasonably likely to have materially affected our internal control over financial reporting for the fiscal year ended December 31, 2005.

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

ITEM 16C.  Principal Accountant Fees and Services

Audit Fees

KPMG, our external accountants until April 29, 2005, billed $67,065 in 2005, $89,000 in 2004 and $55,000 Cdn. in 2003 for audit services and services related to statutory filings.  Grant Thornton, who were appointed to act as our auditors on April 29, 2005, billed $11,500 in 2005.

Audit-Related Fees, Tax Fees and All Other Fees

KPMG did not bill any audit-related, tax or other fees in 2005 or 2004 and Grant Thornton did not bill any such fees in 2005.

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

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements of QSound Labs, Inc. and subsidiaries:

Report of Independent Registered Public Accounting Firm to the Shareholders.

Consolidated Balance Sheets – December 31, 2005 and 2004.

Consolidated Statements of Operations and Deficit – Years ended December 31, 2005, 2004 and 2003.

Consolidated Cash Flows– Years ended December 31, 2005, 2004 and 2003.

Notes to Consolidated Financial Statements – Years ended December 31, 2005, 2004 and 2003.

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

4.4

Employment Agreement dated April 19, 1999 between Francis Munoz and QSound Labs, Inc. (Incorporated by reference to our Annual Report on Form 20-F filed March 21, 2005.)

4.5

Employment Agreement dated June 17, 2002 between Robert Starr and QSound Labs, Inc. (Incorporated by reference to our Annual Report on Form 20-F filed March 21, 2005.)

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

13.1

Certification of President and Chief Executive Officer under section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer under section 906 of the Sarbanes-Oxley Act of 2002.

14.1

Grant Thornton Consent of Auditors.

14.2

KPMG Consent of Auditors.

15.1

Audit Committee Charter  (Incorporated by reference to our Annual Report on Form 20-F filed March 21, 2005.)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QSound Labs, Inc.

/s/ David J. Gallagher

David J. Gallagher

President and Chief Executive Officer

March 30, 2006

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

4.4

Employment Agreement dated April 19, 1999 between Francis Munoz and QSound Labs, Inc. (Incorporated by reference to our Annual Report on Form 20-F filed March 21, 2005.)

4.5

Employment Agreement dated June 17, 2002 between Robert Starr and QSound Labs, Inc. (Incorporated by reference to our Annual Report on Form 20-F filed March 21, 2005.)

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

13.1

Certification of President and Chief Executive Officer under section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer under section 906 of the Sarbanes-Oxley Act of 2002.

14.1

Grant Thornton Consent of Auditors.

14.2

KPMG Consent of Auditors.

15.1

Audit Committee Charter (Incorporated by reference to our Annual Report on Form 20-F filed March 21, 2005.)

Consolidated Financial Statements

41