Form 20-F
period 2007-01-04
QSOUND LABS INC
filed 2007-03-23
CIK 840518

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

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

Title of each class

Common Shares

       Name of each exchange on which registered

The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  Common Shares at December 31, 2006:   9,375,585

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

4

B.  Capitalization and Indebtedness

6

C.  Reasons For the Offer and Use of Proceeds

6

D.  Risk Factors

6

ITEM 4. INFORMATION ON THE COMPANY

10

A.  History and Development of the Company

10

B.  Business Overview

10

C.  Organizational Structure

15

D.  Property, Plants and Equipment

15

ITEM 4A.  UNRESOLVED STAFF COMMENTS

16

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

16

A.  Operating Results

17

B.  Liquidity and Capital Resources

21

C.  Research and Development

21

D.  Trends

22

E.  Off-Balance Sheet Arrangements

23

F.  Tabular Disclosure of Contractual Obligations

23

G.  Safe Harbour

23

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

23

A.  Directors and Senior Management

24

B.  Compensation

25

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

29

C.  Markets

30

D.  Selling Shareholders

30

E.  Expenses of the Issue

30

ITEM 10.  ADDITIONAL INFORMATION

30

A.  Share Capital

30

B.  Memorandum and Articles of Association

30

C.  Material Contracts

31

D.  Exchange Controls

31

E.  Taxation

32

F.  Dividends and Paying Agents

37

G.  Statements by Experts

37

H.  Documents on display

37

I.  Subsidiary Information

38

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

38

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

38

PART II

38

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

38

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

38

ITEM 15. CONTROLS AND PROCEDURES

39

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

Not Applicable.

C. Auditors

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not Applicable.

B. Method and Expected Timetable

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The selected financial data presented below for the five years ended December 31, 2006 is derived from QSound’s consolidated financial statements that were examined by the Company’s independent auditors. The information set forth below should be read in conjunction with the consolidated financial statements of QSound (including notes thereto) included under item 17 and “Operating and Financial Review and Prospects” included under item 5. The selected financial data presented below is presented in United States dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Selected Financial Data
Years ended December 31, 2006, 2005, 2004, 2003, and 2002
Under Canadian GAAP in United States Dollars
	2006	2005	2004	2003	2002

Revenue	$ 1,989,030	$ 1,543,240	$ 2,213,178	$ 2,043,088	$ 4,224,311
Gross Margin	1,948,942	1,363,459	1,793,888	1,617,997	3,952,781
Expenses	3,609,947	3,932,993	3,758,744	3,044,454	2,663,235

Operating (loss) profit	(1,661,005)	(2,569,534)	(1,964,856)	(1,426,457)	1,289,546

Other items	(22,370)	(56,537)	61,414	(2,270,631)	(140,853)

Loss before taxes	(1,683,375)	(2,512,997)	(1,903,442)	(3,697,088)	1,148,693
Foreign withholding tax	(50,849)	(37,711)	(22,504)	(8,543)	(19,741)

Net (loss) income for the year	(1,734,224))	(2,550,708)	(1,925,946)	(3,705,631)	1,128,952
Deficit, beginning

of year	(46,252,276)	(43,701,568)	(41,775,622)	(38,069,991)	(39,198,943)

Deficit, end of year	$(47,986,500)	$(46,252,276)	$(43,701,568)	$(41,775,622)	$(38,069,991)

Income (loss) per common share, basic	$ (0.19)	$ (0.30)	$ (0.25)	$ (0.52)	$ 0.16
Income (loss) per common share, diluted	$ (0.19)	$ (0.30)	$ (0.25)	$ (0.52)	$ 0.15

Total assets	$ 3,534,885	$ 3,002,315	$ 5,227,834	$ 3,776,579	$ 7,271,766

Net assets	$ 2,831,012	$ 2,671,518	$ 4,922,425	$ 3,446,834	$ 6,930,361

Capital Stock	$ 47,208,942	$ 45,979,055	$ 45,792,526	$ 44,108,140	$ 43,886,036

Shareholders’ equity	$ 2,831,012	$ 2,671,518	$ 4,922,425	$ 3,446,834	$ 6,930,361
Share capital – common shares issued and outstanding	9,375,585	8,661,985	8,404,085	7,199,244	7,156,074

No dividends have been declared or paid for any of the periods presented.

Net loss, shareholders’ equity and other balance sheet amounts as determined in accordance with Canadian GAAP differ from those determined in accordance with United States generally accepted accounting principles (“U.S. GAAP”), due principally to the recording of compensation expense for stock options prior to January 1, 2003, the recording of deferred development costs as an expense rather than capitalized and the recording of a beneficial conversion feature of the convertible notes rather than bifurcating the liability and conversion option. See Note 17 to the December 31, 2006 consolidated financial statements included under Item 17.

Under U.S. GAAP in United States Dollars
	2006	2005	2004	2003	2002

Net (loss) income for the year	$ (1,681,675)	$ (2,631,579)	$ (1,925,946)	$ (3,705,631)	$ 1,128,952

Income (loss) per common share, basic	$ (0.20)	$ (0.31)	$ (0.25)	$ (0.52)	$ 0.16
Income (loss) per common share, diluted	$ (0.20)	$ (0.31)	$ (0.25)	$ (0.52)	$ 0.15

Total assets	$ 3,474,232	$ 2,921,444	$ 5,227,834	$ 3,776,579	$ 7,271,766

Shareholders’ equity	$ 3,075,272	$ 2,590,647	$ 4,922,425	$ 3,446,834	$ 6,930,361

At March 1, 2007 the exchange rate was U.S. $0.856 per CDN. $1.00.

The high and low exchange rates for each month during the previous six months ended February 28, 2007, and the average rates (average of the exchange rates on the last day of each month during the year) for Canadian dollars for each of the years in the five year period ended December 31, 2006 based on the closing rates of the Bank of Canada and expressed in U.S. dollars were as follows:

 Month

 High                 Low

February 2007

0.8647              0.8419

January 2007

0.8576              0.8440

December 2006

0.8746              0.8569

November 2006

0.8846              0.8699

October 2006

0.8937              0.8760

September 2006

0.9034              0.8858

                                               Average

2006 Year                                   0.8820

2005 Year                                   0.8259

2004 Year                                   0.7698

2003 Year                                   0.7135

2002 Year                                   0.6368

B.  Capitalization and Indebtedness

Not Applicable

C.  Reasons For the Offer and Use of Proceeds

Not Applicable

D.  Risk Factors

The following is a summary of certain risks and uncertainties which we face in our business. These risk factors should be read in conjunction with other cautionary statements which we make in this Annual Report and in our other public reports, registration statements and public announcements. If any of he following risks actually occur, our business, results of operations and financial condition could suffer significantly.

We were not profitable in 2006 or in 2005 in any of our business segments.  The IP telephony and e-commerce business units have never been profitable. Except for 2002, we have been only marginally profitable in previous years, and we have had to rely on the sale of our common shares, and in the past on debt financing, to fund our business operations.

With the exception of 2002, we have a history of losses and we have had to fund our operations through a combination of equity and debt financings.  In 2006 we had revenues of $1,989,030 and operating expenses of $3,650,035, including cost of products sold of $40,088. The net loss for 2006 was $1,734,224. In 2005 we had revenues of $1,543,240 and operating expenses of $4,112,774, including cost of products sold of $179,781.  The net loss for the year was $2,550,708.  If we are not successful in enhancing revenues through increased sales of our products and technologies or the development and marketing of additional products, or if there is a material increase in our expenses, we may be unable to achieve profitability in the future. As a result, we may have to rely on the sale of shares and on debt financings in the future to fund our operations.  If we are unable to raise financing when and in the amount required, we may be required to cease operations.

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

Our audio revenues depend primarily on license fees and recurring royalties generated upon the sale of devices that incorporate our technology.  As a result, we are highly dependent upon the sales efforts of the manufacturers of these products and market acceptance of their product offering.

Our primary business in the audio business revolves around entering into license agreements with semiconductor and handset manufacturers who wish to incorporate our microQ audio engine technology into their products.  Under most of these agreements, we generate revenue based on the number of units incorporating our microQ audio engine produced by each manufacturer.    Factors that contribute to performance of these products include, among others:

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

It is important for us to be able to identify emerging trends in the mobile devices, consumer electronics, PC multimedia and Internet audio environments, and to enhance our existing technologies and develop new technologies and products to meet these continually changing market requirements. The development of our products and technologies must continue to focus on technological superiority over the offerings of our competitors while meeting the needs of our customers and potential customers, including competitive pricing and expeditious completion of development. Additionally, there must be sufficient consumer interest in and demand for enhanced audio to motivate our customers to use our products and technologies in their offerings. If we do not continue to develop premium new technologies and products timely and cost effectively, we will not be able to achieve profitability in the audio industry.

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

The trading price of our common shares on the NASDAQ Capital Market has been and continues to be volatile. During the twelve months ending on March 5, 2007 our stock price has ranged from a high of $6.09 to a low of $3.58. The market price may be affected by announcements of, among other things:

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

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company

QSound Labs, Inc. was reincorporated on July 10, 1990 in the province of Alberta, Canada under the Business Corporations Act of Alberta, by way of continuance from the province of British Columbia where QSound was originally incorporated on December 6, 1968.  The address of our registered office is Suite 400 – 3115 12th Street NE, Calgary, Alberta, Canada T2E 7J2 and the telephone number is (403) 291-2492.

Since 1988 QSound's main focus is development, licensing and distribution of audio enhancement algorithms and software to semiconductor/component and OEM licensees in the mobile devices, consumer electronics and personal computer industries.  In 2006 we added eight licensees for microQ™, our audio software engine for portable applications, in the growing mobile and handheld devices market, and six consumer electronics and PC licensees for audio enhancement.  Since 2003 we sell Internet telephony technology products through our subsidiary QTelNet Inc.  Since 1999 our subsidiary QCommerce Inc. provides e-commerce enabling services to small business merchants.

Capital Expenditures

Our principal capital expenditures for each of fiscal year 2006, 2005, and 2004 are detailed in the table below:

	2006	2005	2004
Sound source and control equipment	$ 2,895	$ –	$ 1,320
Furniture and fixtures	185	2,014	5,092
Computer equipment	39,346	98,481	103,468
Software and production tooling	–	88,393	54,576
Deferred development costs	39,500	352,750	–
Patents and trademarks	–	50,977	46,233
Licensing rights	–	–	428,453
Total	$ 81,926	$ 592,615	$ 639,142

We had no divestitures in either fiscal 2006 or 2005.  In fiscal 2004 our divestitures consisted of sound source and control equipment, furniture and fixtures, and computer equipment with a combined net book value of $20,045.

B.  Business Overview

QSound was engaged in three business segments in 2006:

a) Audio Business Segment  Since its inception in 1988 QSound has established itself as one of the world’s leading audio technology companies, and we derive most of our revenues from this business segment.  QSound develops, markets and distributes multimedia software solutions and licenses algorithms based on our patented, proprietary audio technology portfolio. Our strategy is to focus on new products and technologies targeted for high-growth markets where the technical barriers to entry are high, and where we can lever our audio technology expertise to penetrate the market. We generate revenues by licensing to original equipment manufacturers and chip manufacturers in the mobile and handheld devices, consumer electronics, and computer multimedia markets, through sales of QSound-enabled analog chips to consumer electronics manufacturers, and by selling downloadable software products for Internet streaming audio, primarily through third parties and also directly, to consumers over the Internet.

b) Internet Telephony Business Segment  Our wholly owned Alberta subsidiary QTelNet Inc. has developed and sells Internet telephony products under the brand-name FreeRide™.  We target the small to medium sized business and enterprise branch office market, offering Freeride products that enable these businesses to eliminate long distance charges between offices and to expand existing switchboards to encompass remote teleworkers or offices. QTelNet plans to develop new VoIP applications.

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

QSOUND technologies are currently shipped in:

•

mobile phones & PDA’s

•

DVD players

•

home theatre systems, TV’s and VCR’s

•

stereo systems

•

amplified and USB speakers

•

PC’s and PC peripherals including sound cards, speakers and monitors

•

video games

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

QMixer™:  QMixer is a high-performance audio mixer targeted at game developers. QMixer adds 3D speaker or headphone audio to regular stereo sound cards and also takes advantage of available DirectSound®3D and EAX®-compatible acceleration hardware. QMixer uses low CPU overhead and includes advanced resource management to dynamically distribute the rendering duties between hardware and software.

•

3D Audio Algorithms

Q3D™:  Q3D 2.0 is our interactive sound positioning technology, which places multiple individual sounds in specific locations outside of the bounds of stereo speakers and headphones, and positions sound with equal effectiveness via multiple speaker systems.  Q3D 2.0 also includes QSound Environmental Modeling® (“QEM”™), a reverberation engine which is compatible with the EAX (Environmental Audio Extensions® ) API from Creative Labs, Inc.

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

Licenses are negotiated on an individual basis.  Some of our license agreements provide for per-unit payments and others are on a fixed periodic payment or lump sum payment basis, and in some cases licensees pay engineering fees. Most agreements do not have volume requirements and generally may be terminated by the licensee or by QSound without a prescribed financial penalty.

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

In 2006 we negotiated and completed license agreements with fourteen semiconductor/component companies and OEM’s. Eight of these licenses were for use of microQ in the mobile and handheld devices market, including with semiconductor manufacturers HiSilicon Technologies, Toshiba and Telechips.  We also entered into a strategic collaboration agreement with ARM Limited to provide highly optimized audio software solutions for mobile phone ringtone, music and gaming markets across the ARM CPU architecture family.  In addition, we added mobile software solutions providers Trolltech, Inc., and, in January 2007 ACCESS Systems Americas, Inc., to our partner roster.  Under previous licenses microQ has been incorporated in handheld and mobile devices from manufacturers including BenQ Corporation, Cellon Communications Technology (Shenzhen) Co., Ltd., Eten Information Systems Co., Ltd., Mitac International Corporation, Shanghai Lenovo Electronic Co., Ltd., UTStarcom Inc., Wistron Neweb Corporation, Yuhua Teltech (Shanghai) Co., Ltd. and ZTE Corporation, and in reference design platforms from Aplix Corporation, Aricent (formerly Emuzed, A Flextronics Company), ATI Technologies, Inc., Broadcom Corporation, CEVA Inc., DSP Group Ltd., Intel Corporation, LSI Logic Corporation, Pulsus Technologies Inc., Qualcomm Incorporated, Samsung Electronics Co., Ltd., Tensilica Inc., and Winbond Electronics Corp.  microQ-enabled mobile phones in the marketplace include models by BenQ, Curitel, Eten, i-Mobile, LG, Lenovo, Mitac, Panasonic, Philips, Samsung, UTStarcom and ZTE.

In 2006 we also completed agreements with four licensees for audio enhancement in the consumer electronics market and two licensees for PC audio enhancement. ST Microelectronics, one of the world’s largest semiconductor manufacturer and a global leader in consumer IC’s, will incorporate QSound’s audio enhancement into its Sound Terminal IC’s for use in flat-panel TV’s, active speakers and home-theatre-in a-box systems. Our audio enhancement technologies are incorporated in DVD’s, TV’s and home-theatre-in a-box systems from, among others, RCA, Sanyo, Sharp, Taiyo and Toshiba, and in the PC multimedia market, in audio controllers and audio codecs from Via Technologies, Inc., in Sony Vaio PC products and in soundcards from Philips.  Philips also bundles the Philips SoundAgent2 soft audio engine based on QSound’s QVE technology with USB speakers and mini-component stereo systems.  During the first quarter of 2006, we completed our first license for our new IP voice chat/conferencing software solution, for which we received a lump sum payment from a major video game manufacturer.

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

QMAX® II is our universal stand-alone Internet streaming audio effects software, and works with any sound source, including Windows Media Player and RealPlayer.  QMAX II intercepts the audio player output and applies realtime processing to optimize speaker and headphone audio. We have also developed and distribute custom plug-ins iQms2 plug-in for Windows Media Player 11 Series for Windows XP. We distribute our downloadable consumer software from our Web site www.qsound.com.

Other

We also purchase and resell QSOUND enhanced analog chips to OEM’s. This is a small part of our business. Our analog chip manufacturer licensees are Mitsumi Electric Co., Ltd., Renesas Technology Corp. (formerly Mitsubishi Electric Corporation) and Nippon Precision Circuits Inc.

IP Telephony Business Segment

Our wholly-owned subsidiary QTelNet Inc. develops and sells Internet telephony systems under the brand-name FreeRide™. Our FXS and FXO gateways can be combined in a number of different ways to connect remote office locations using VoIP technology. The growing adoption of broadband access is making it easier for smaller sized businesses to utilize VoIP products. Businesses can easily and seamlessly connect office phone systems, and extend their office phone capability to remote offices or home offices that have a broadband connection. Typical applications for FreeRide products are implementations that eliminate long distance charges between offices, extend existing switchboard functionality to encompass remote teleworkers or offices and provide VoIP over broadband wireless.

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

Revenues by Business Segment

In fiscal 2006, our revenues were $1,799,395 from the audio business segment, $158,269 from the e-commerce business segment, and $31,366 from the telephony segment.  In fiscal 2005, our revenues were $1,304,832 from the audio business segment, $182,940 from the e-commerce business segment and $55,468 from the telephony segment.  In fiscal 2004, our revenues were $1,820,028 from the audio business segment, $245,238 from the e-commerce business segment and $147,912 from the telephony segment.

Revenues by Geographic Market

Audio Business:  In 2006 product sales revenue came primarily from the United States.  Royalties, license and engineering fees came primarily from the United States (43%) and Asia (56%).  In 2005 product sales revenue was split between the United States and Asia.  Royalties and license fee revenue came primarily from the United States (57%) and Asia (36%).  In 2004 product sales revenue was split between the United States and Asia. Royalties and license fee revenue came from the United States (62%) and Asia (28%).

Internet Telephony Business:  In 2006 48% of our revenue came from the United States, 44% from Canada, and 8% from other areas.  In 2005 75% of our revenue came from the United States, 19% from Canada, and 6% from other areas.  In 2004 79% came from the United States, 16% from Canada, and 5% from other areas.  The remaining revenue in 2006, 2005 and 2004 was split among Asia, Europe, Africa and Mexico.

E-commerce Business: Revenue for our e-commerce business segment has come primarily from the United States in 2006, 2005 and 2004.

Seasonality

Historically QSound has experienced increased royalty revenues in our audio business segment during the second and third quarters for consumer electronics and PC sales, all related to the Christmas shopping season. These sales activities decrease during the fourth and first quarters. However, both 2006 and 2005 did not experience this seasonality as royalty revenues have increased quarter over quarter since the second quarter of 2005.  In 2006 and 2005 we did not experience any seasonal changes in our e-commerce business segment, and all revenue from e-commerce continues to be subscription based.    Our IP telephony business is not mature enough to track any seasonality trends.  Overall, seasonality does not have a material effect on our business.

Marketing Channels

Audio Business:  Our audio business segment sales and marketing activities are carried out by employees, and by representatives and agents in Asia that cover Japan, Hong Kong, China, Taiwan, Singapore, South Korea, Malaysia, Thailand, Philippines, India and Indonesia.  In addition, certain of our semiconductor licensees market and promote their QSOUND-enhanced products to third parties worldwide. Our downloadable software products are marketed primarily through RealNetworks, and also by participants in our affiliate marketing program, and from our own web sites.

Internet Telephony Business:  Sales and marketing activities of our IP telephony products are directed and carried out by distributors.

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

We hold fourteen patents in the United States, including four patents which cover the fundamental technology applicable to our Q3D positional audio, QSURROUND, and stereo enhancement technologies. In addition, one patent covers binaural hearing aid technology previously co-developed by QSound Labs and the House Ear Institute of Los Angeles, California.  At the date of this Annual Report, an additional three patent applications for QSOUND complementary and improved technologies have been filed and more applications are in progress.  Patent applications have been made in fourteen foreign countries and a number of foreign patents have been granted, including in Japan.

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

•

audio industry: Our competitors in the audio industry have products and technologies that compete with us in the mobile devices market; the consumer electronics market; PC multimedia market; audio enhancement software plug-ins for Internet media players; the headphone audio enhancement area; and the multi-channel home theatre market.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding of QSound and its subsidiaries financial performance during the periods presented and significant trends that may impact the future performance of QSound. This discussion should be read in conjunction with the consolidated financial statements of QSound Labs, Inc. for the years ended December 31 2006, 2005 and 2004 and the related notes thereto.

The selected financial data presented below is presented in United States dollars and in accordance with Canadian GAAP. For a discussion of the principle differences between QSound’s financial results as calculated under U.S. GAAP, see note 17 to the consolidated financial statements of QSound.

Overview

QSound Labs is a developer and provider of software solutions for audio, voice and e-commerce applications. We operate our business through three different operating units; QSound Labs, the parent company; its wholly-owned subsidiary QTelNet Inc; and its wholly-owned subsidiary QCommerce Inc.

Audio Business Unit

Our Audio business unit develops and licenses audio solutions to the world’s leading manufacturers of consumer products as well as semiconductor solution providers for these products. Specifically, these are products for the mobile phone, home theatre, video gaming, portable audio and computer markets. Revenues from this business unit comprised 90%, 84% and 82% of total consolidated revenues in fiscal 2006, 2005 and 2004 and are derived primarily through licensing fees,  non-recurring engineering  fees and per unit royalty agreements.

Telephony Business Unit

Our Telephony business unit develops and distributes IP Telephony products which are targeted for the small business environment. Revenues from this business unit comprised 2%, 4% and 7% of total consolidated revenues in fiscal 2006, 2005 and 2004 and are derived from product sales to distributors.

E-Commerce Business Unit

Our E-Commerce business unit provides electronic commerce services, such as on-line storefront hosting and shopping carts, to small businesses. Revenues from this business unit comprised 8%, 12% and 11% of total consolidated revenues in fiscal 2006, 2005 and 2004 and are comprised primarily of monthly subscription fees.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes the significant judgments and estimates used in the preparation of its consolidated financial statements.

Stock-based Compensation

As of January 1, 2003, the Company adopted prospectively the fair value based method of accounting for stock options, which means that the amount expensed in each period for common share options granted to employees, officers and directors is the fair value of the options, calculated using the Black-Scholes option pricing model net of estimated forfeitures amortized over the vesting period of the options. Compensation expense of $381,000 was recorded in 2006, (2005: $135,000; 2004 $320,000).

Convertible Notes

The fair value of the equity component of the convertible notes and the warrants issued as part of the agreement were calculated using the Black-Scholes option pricing model which incorporated estimates of expected term.

A.  Operating Results

In 2006 the Company’s net loss narrowed to $1,734,224 ($0.19 per share) compared to $2,550,708 ($0.30 per share) and $1,925,946 ($0.25 per share) in 2005 and 2004, respectively.

QSound’s strategic decision to focus on its audio business segment and more specifically positioning its technology for the mobile device market has led to the narrowing of the loss as the Company is beginning to see increases in its recurring royalty revenues from its licensees. The Company also continues to seek out new licensees from which we derive up front licensing fees and non-recurring engineering fees as compensation for customization, integration support and specific engineering requirements.

This strategic repositioning, which saw revenue decrease to $1,543,240 in 2005 from $2,213,178 in 2004,  has meant that 2006 has seen both an increase in total revenue to $1,989,030 and a further departure from the more recent revenue generators, namely product sales. Moving to a more royalty and license fee derived revenue stream has also resulted in the gross margin increasing consistently over the years 2004 through to 2006 (81%, 88% and 98% respectively). The following table sets out the consolidated operating data as a percentage of total revenue for the three years ending December 31, 2006, 2005 and 2004.

	2006	2005	2004
Royalty, Licenses and Engineering Fees	85%	68%	53%
Product Sales	15	32	47
Total Revenue	100	100	100
Cost of product sales	2	12	19
Gross Margin	98	88	81
Expenses:
Marketing	58	62	57
Operations	7	14	11
Product Engineering	41	66	43
Administration	49	57	36
Foreign Exchange Loss	1	-	2
Amortization	16	23	21
Impairment of assets	8	34	-
Total Expenses	180	256	170
Loss before other items	(82)	(168)	(89)
Other Items:
Interest Income	(4)	(4)	(4)
Interest on convertible debt	3	-	-
Accretion of debt discount	2	-	-
Loss before taxes	(83)	(164)	(85)
Taxes	3	2	1
Net loss	(86)	(166)	(86)

A continuing factor throughout the Company’s results for the three years ended December 31 2006, 2005 and 2004 is the continuing weakening (13% over the period 2004 to 2006) of the US dollar. Whilst this has no effect on the reported revenues, as revenue is invoiced and collected in United States Dollars it does, however, impact reported expenses. This is because most of the operations are located in Canada and the majority of expenses are paid in Canadian dollars, and as such reported expenses are affected by the Canadian / United States exchange rate. During fiscal 2006, 2005 and 2004, this had a negative impact on the our total operating expenses.

Discussion and analysis

Below we provide information on the significant line items in our statement of operations for the past three fiscal years, as well as analysis of the changes year-on-year.

Revenues

	2006	2005	2004
Royalties, licenses and engineering fees ($ 000)	$ 1,693	$ 1,056	$ 1,162
Change year-on-year	60%	(9%)	49%

The increase in licensing and royalty revenues from 2005 to 2006 arose from both increasing recurring royalty revenues and license fees resultant from new license agreements. Royalty revenues are derived from licensee’s sales of mobile devices incorporating microQ technology. During 2006 royalty revenue increased to $630,000 (2005: $345,000, 2004: $534,000) from 22 licensees compared to 17 in 2005 and 13 in 2004. The royalties in 2004 were uplifted by $173,000 due to royalties received relating to hearing aid technology. The Company has not received royalties relating to this technology in 2005 or 2006. The Company continued to achieve new license wins which attract license and engineering fees resulting in license and engineering fees totaling $1,063,000 during 2006 (2005: $ 711,000, 2004: $628,000). The increase is reflective of an increase in the negotiated fee level, as the number of licensees attracting license and engineering fees has remained constant throughout the reported periods (2006: 12, 2005: 14, 2004: 13), together with fees received for the new voice chat conferencing system.

Product Sales

	2006	2005	2004
Product Sales ($ 000)	$ 296	$ 487	$ 1,051
Change year-on-year	(39%)	(54%)	(17%)

The continuing decrease between 2005 and 2006 is attributable to a number of factors.

Demand for our analog integrated circuits has further decreased as demand for digital enabled products has increased, to the extent that in 2006 there were no analog chip sales, accounting for $115,000 of the $191,000 product sales decline.  The move from analog integrated circuits to digital enabled products was first encountered in 2005 when sales of this product fell by 67% ($216,000) over 2004.

Sales to one of our distribution partners who has accounted for 34%, 27% and 30% of the product sales revenue in 2006, 2005 and 2004 respectively, has continued to see declining sales during 2006. The impact on the Company is a reduction in revenue of $30,000 in 2006 over 2005.

Sales in our telephony division continued to decline in 2006. Revenues fell by 44% (2005: 62% decline, 2004: 20% decline) from $55,000 to $31,000 during 2006. This decline was expected as the anticipated product launch scheduled to occur during 2005 was abandoned.

The final factor in the decrease of product sales has been the continued decrease in revenues from our e-commerce business unit. This business unit continues to receive no investment in marketing activities resulting in a continuing decline in subscriptions. The year on year decline has, however, slowed as a core subscription plateau is reached. Revenues from this business sector for 2006 were $158,000 (2005: $183,000, 2004: $245,000)

Expenses

	2006	2005	2004
Marketing ($000)	$ 1,158	$ 1,000	$ 1,251
Change year-on-year	16%	(20%)	(4%)

As a result of the strategic realignment to focus more on the audio business segment marketing expenditures grew during 2006 as the Company increased the level of marketing support for its microQ software technology. This increased support was mainly through hiring of new personnel in the later part of the year, together with an increased presence at international trade shows, most notably in Asia. The declines shown for 2005 and 2004 relate to cutbacks in marketing support for the telephony business segment, with the large decline in 2005 primarily as a result of the closure of our sales and marketing office.

	2006	2005	2004
Product Engineering ($ 000)	$ 819	$ 952	$ 964
Change year-on-year	(14%)	17%	16%

Both 2004 and 2005 had increased levels of activity due to introduction of the microQ software technology which is reflected in the expense levels for these two years. During 2006, the Company has seen continued high levels of activity relating to microQ software projects, as reflected with increasing license fee revenue. However, the continuing decline in telephony and e-commerce revenue has meant further reductions in engineering support for these business segments, to the extent where any engineering support for the existing product lines is now minimal, thus accounting for the overall reduction in engineering costs.

	2006	2005	2004
Administration ($000)	$ 972	$ 883	$ 801
Change year-on-year	10%	10%	38%

Administration costs have increased in 2006 primarily due to an increase in compensation expenses. The Company has seen both its non-cash stock based compensation and salaries and recruitment costs increase over the prior year. This is in addition to the fact that the US Dollar has further weakened during the year making the Canadian cost base more expensive, which contributed to the increase in costs reported in 2005 compared to 2004.

	2006	2005	2004
($000)
Impairment of Property and Equipment	$ 168	$ 90	–
Impairment of Intangible Assets	–	$ 428	–

At December 31, 2006 management evaluated its Telephony business segment assets for impairment and determined that the carrying value of these assets was not recoverable, resulting in an impairment of $168,000 being recorded. This impairment was in addition to the $518,000 recorded in 2005 on specific Internet telephony assets.

Summary of Quarterly Financial Data

The unaudited selected quarterly financial data presented below is presented in United States dollars and in accordance with Canadian GAAP as is follows:

	2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	476,744	401,044	262,437	403,015	673,770	430,168	341,687	543,405
Net Loss	(375,147)	(481,160)	(1,219,178)	(475,223)	(200,351)	(491,072)	(533,020)	(509,781)
Loss per share	(0.04)	(0.06)	(0.14)	(0.06)	(0.02)	(0.06)	(0.06)	(0.05)

As the Company’s recurring royalty revenue continues to grow quarter over quarter, revenue levels are primarily affected by any large license or non-recurring engineering fees that have been negotiated within the license agreements.

Sales for the quarter ended December 31, 2006 increased 35% to $543,405 from $403,015 for quarter ended December 31, 2005 reflecting both an increase in license fees (361%) and recurring royalty revenue (59%). Net loss was $509,781 or $0.05 per share (basic) for the quarter ended December 31, 2006, compared to $475,223 or $0.06 per share for the quarter ended December 31, 2005. The improvement is driven by increased revenues as expenses remained comparable at $959,641 with the previous year ($939,488).

Due to continuing product launches by licensees during 2006, revenues for the quarter ended December 31, 2006 increased 59% from $341,687 to $543,405, reflecting both an increase in license fees (119%) and recurring royalty revenue (45%). Net loss was $509,781 or $0.05 per share (basic) compared to $533,020 or $0.06 per share for the quarter ended September 30, 2006. The narrowing of the loss being driven by the net effect of increased revenues balanced by higher marketing expenses, resultant from hiring new marketing personnel during the quarter ended December 31, 2006.

As part of the year end close and audit process accounting the Company determined, in accordance with Section 3860 of the CICA Handbook, that a component of the convertible notes should have been classified as equity rather than as a liability. The cash proceeds of the notes were allocated to the components based on initial fair values. Accordingly the Company has recorded $340,826 within equity at December 31, 2006.

Restatement of “Reconciliation to U.S. GAAP” note for 2006 quarterly financial statements

As described in Note 6 to the Consolidated Financial Statements, the Company entered into a Convertible Promissory Note Agreement on March  27, 2006.

Initially, the Company determined that the conversion feature of the Promissory Note met the criteria of an embedded derivative in accordance with Statement of Financial Accounting Standards No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, (“SFAS 133”) and paragraphs 12-32 of EITF-0019. Accordingly, the conversion feature of the debt was bifurcated and accounted for as a derivative. As a result the Company recorded the conversion feature as  a liability on the balance sheet and incurred a one time interest charge of $224,633 in the income statement.

During discussions at the year-end audit, it came to management’s attention that reference should be made to all of the discussions within EITF-0019 and on this basis, the conversion feature met the scope exemption requirements of paragraph 11 of SFAS 133 and accordingly should not have been treated as a derivative. As a result, the Company now has recorded the conversion feature as equity and there is no interest charge required.

Over the term of the convertible note, the original accounting would have resulted in a non-cash charge to earnings of $1,224,633 as compared to a non-cash charge of $920,000 on a restated basis. The net effect of this restatement for 2006 is an increase in shareholders’ equity of $369,958.

The tables below present a restatement of the Reconciliation to U.S. GAAP note for the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006.

Three months ended	September 30, 2006	June 30, 2006	March 31, 2006
Net loss for the period as reported in accordance
with Canadian GAAP	$ (533,019)	$ (491,072)	$ (200,351)
Amortization of deferred development costs	–	–	20,218
Amortization of debt discount	10,658	10,546	463
Net loss under US GAAP	$ (522,361)	$ (480,526)	$ (179,670)
Loss per share (basic and diluted) under US GAAP	$ (0.06)	$ (0.05)	$ (0.02)

Excerpts from Balance Sheets:
	As reported
	in accordance with		Under
March 31, 2006	Canadian GAAP	Differences	US GAAP
Convertible debt	$ 345,490	$ (273,045)	$ 72,445
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,365,547	272,582	2,638,129
Deficit	(46,452,627)	(262,248)	(46,714,875)
	As reported
	in accordance with		Under
June 30, 2006	Canadian GAAP	Differences	US GAAP
Convertible debt	$ 360,129	$ (283,591)	$ 76,538
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,478,591	272,582	2,751,173
Deficit	(46,943,699)	(251,702)	(47,195,401)
	As reported
	in accordance with		Under
September 30, 2006	Canadian GAAP	Differences	US GAAP
Convertible debt	$ 374,995	$ (294,252)	$ 80,743
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,555,561	272,582	2,828,143
Deficit	(47,476,718)	(241,041)	(47,717,759)

B.  Liquidity and Capital Resources

As at December 31, 2006 we had cash and cash equivalents of $2,316,476.  This is an increase of $1,093,747 (89%) over the balance at December 31, 2005 of $1,222,729. $708,652 (2005: $1,594,557) of cash was used in operations during the 2006 fiscal year with non-cash working capital decreasing by $181,317 during the year to $88,642 from $269,959 in 2005.  Financing activities generated $1,857,883 in cash during fiscal 2006 (2005: $165,008) from the exercise of options and the issuance of the convertible loan note.

Cash used in investing activities decreased to $55,484 in 2006 (2005: $675,265). The high level in 2005 was attributable to the investment the Company made in the development of software.

At December 31, 2006 we had working capital resources available of $2,405,118 (2005: $1,492,688). Management feels that with our current cash on hand and anticipated cash flows from operations we have sufficient capital to carry out our business plan for 2007.

C.  Research and Development

Audio Business: QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2006, 2005 and 2004 we continued our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies. This work is in part carried out through work with our licensees and business partners through integration of our technology into their products and also through joint venture projects. In 2006 and 2005 continued development and refinement of the Company’s microQ scalable software engine was the main “in house” focus. In 2004 the Company’s efforts were mainly centred on microQ and the QVE audio engine. The Company’s audio research and development costs were $813,839 in 2006, $948,580 in 2005 and $962,340 in 2004. Also during 2006 and 2005, the Company, through participation in a venture arrangement, undertook development of a voice chat conferencing system, incurring costs of $39,500 and $352,750 respectively. These costs have been capitalized and from 2006, when commercial production commenced, will be amortized over the useful economic life of the asset.  The Company has three patent applications, two of which were filed in 2003 and 2005, in progress, as well as further applications in development.  (See “Intellectual Property” under Item 4 of this Annual Report.)

E-commerce Business:  Research and development expenditures in our e-commerce business segment have steadily decreased, reflecting the performance of our products. There were no research and development activities in 2006, with expenditures in 2005 and 2004 totalling $32,872 and $39,032 respectively relating to upgrading of products.

Internet Telephony Business:  Subsequent to the abandoning of a telephony project in 2005 the Company has not incurred any further research and development expenses within its telephony business segment. During 2005 the Company incurred expenditures of $112,387 (2004: $561,192) relating to this project. Due to the abandonment of the project an impairment charge totaling $518,207 was booked as the Company determined that the carrying value of the project assets were not recoverable. However, further to resolution of legal proceedings with the project developer during 2006, the Company now has possession of the assets and fully intends to use these in the future.  In 2004 the Company had further expenditures of $138,812 for activities consisting of upgrading and adding functionalities to our software, and re-designing the internal layout and external features of our gateways.

Share Capital

During the 2006 fiscal year, our share capital increased from 8,661,985 common shares with a book value of $45,979,055 to 9,375,585 common shares with a book value of $47,208,942.  The main reason for the increase of 713,600 shares was as a result of 500,000 warrants being exercised for cash of $520,000, with the remainder of the increase being attributable to the exercise of stock options for cash of $353,600.  Other changes in the book value are from a reclassification from warrants and contributed surplus on the exercise of the warrants and stock options of $372,005 and the payment of financing costs in cash of $15,718.

During 2005 fiscal year, our share capital increased from 8,404,085 common shares with a total book value of $45,792,526 to 8,661,985 common shares with a book value of $45,979,055.  The increase of 257,900 shares was a result of the exercise of stock options for cash of $201,000.

As at December 31, 2006 the Company had 981,700 options outstanding at exercise prices ranging from $0.47 to $5.33 and expiring at various times up to 2015.  Further details on stock options outstanding can be found in Note 10 to the financial statements.

Subsequent to the year end and up to February 28, 2007, 20,000 stock options have been exercised for total cash consideration of $72,300 and reclassification from contributed surplus of $37,269. This brings the total shares outstanding at the date of this Annual Report to 9,395,585 with a book value of $47,318,511 and reduces the total options outstanding to 961,700.

During 2006 400,000 common share purchase warrants were issued as part of the convertible loan note transaction (see below). The fair value of the warrants, determined to be $340,826 using the Black-Scholes Pricing Model, was charged to warrants within shareholder’s equity.

As at December 31, 2006, the Company had 614,130 common share purchase warrants outstanding.  These warrants entitle the holder to acquire one common share of the Company for $4.50 to $9.12 per share.  Further details on warrants outstanding can be found in Note 8 to the financial statements.

Convertible Note

On March 27, 2006, the Company issued $1,000,000 in convertible notes and 400,000 related share purchase warrants (as previously described). The notes are due in five years and bear interest at the US prime rate payable quarterly in arrears.

The notes are convertible at the option of the holders at any time and from time to time into common stock of the Company at a conversion price of $3.25 per share. Additionally, in the event that the Company issues securities convertible into common stock at a price less than this conversion price, the conversion price shall be immediately adjusted to the price at which such securities were issued.

The warrants issued are each exercisable into one common share at an exercise price of $4.50 per share until March 27, 2011.

The warrants also contain provisions to adjust the exercise price in the event that the Company issues securities convertible into shares at a price less than the then applicable exercise price, in which case the exercise price shall be reduced to the same terms as the convertible securities issued.  At the date of this Annual Report there are no market related conditions that would automatically cause the conversion price to decrease.

The convertible note is a financial instrument comprising both an equity component and a liability component, which together with the warrants have been fair valued on initial recognition. Fair value of the equity component and the warrants were calculated using the Black-Scholes pricing model, and the fair value of the liability component was calculated as the present value of the principal and interest payments. The total cash proceeds have been allocated to these components on a pro-rata basis using these calculated fair values. The fair value of the warrants and equity component of the convertible note were calculated using the Black-Scholes pricing model.

As a result of the fair value on initial recognition $340,826 and $314,396 have been allocated to warrants and the equity component respectively, with the remaining $344,778 being shown within liabilities. The amounts initially allocated to the convertible notes will be accreted to the notes’ fair value over its term of five years.

D.  Trends

The continuing growth in the mobile device market and the increasing adoption of audio features for this market has been the single most important trend for audio IP suppliers during the past three years. The Company has focused primarily on this market segment during this period. Specifically, the focus has been on the largest segment of this market – mobile phones. High-end phones are now shipping with the capability of offering mobile TV, downloadable music and video game services all of which require audio processing. All phones require the capability to play ring tones.

As the mobile device market continues to be driven by Asian growth, the Company derives an increasing percentage of total audio revenue from Asia. To date, the majority of revenue derived from this market segment has been license fees and custom engineering fees.  This has continued to be the case during 2006 with revenues from this source totaling $1,063,000 (2005: $711,000, 2004: $628,000) with the split between geographic segments as outlined:

2006

2005

2004

Asia

    71%

   43%

     30%

US

    29

    48

     48

Europe

      -

      7

     11

Canada

      -

      -

       8

Other

      -

      2

       3

The Company anticipates that it will continue to acquire new licensees through marketing of existing audio and voice IP, together with development of new technology.

Most of the Company’s license agreements incorporate per unit royalties. Significant recurring royalty revenue began in the fourth quarter of 2005 and the Company saw quarter on quarter growth throughout 2006 in its recurring royalty revenues from the mobile device market, growing to $630,000 (2005: $345,000, 2004: $362,000). With continuing product launches by our Asian licensees the percentage of recurring royalties received from Asia has had increasing influence on this revenue as a whole.

2006

2005

2004

Asia

    43%

    42%

    37%

US

    56

    55

    60

Other

      1

      3

      3

With the continued signing of new licensees the Company believes that as these licensees introduce new mobile devices to the market it will result in continuing growth in recurring royalty revenues, with an increasing percentage being derived from Asia.

As the Company will continue to focus its development and marketing efforts on providing audio and voice IP to OEMs in 2007, its other business segments, e-commerce and IP telephony, are expected to continue at current performance levels.

With the increased focus on marketing its microQ software technology, the Company believes that marketing expenditure will increase in 2007. This is directly attributable to increased compensation levels as a result of new hires in the latter part of 2006, together with an increased presence at international trade shows.

Other costs will not be affected through the increase in revenues as they mostly comprise fixed compensation and travel expenses.

The Company has no plans for any major capital expenditures.

E.  Off-Balance Sheet Arrangements

We are not a party to and we do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

less

more

than 1

1-3

3-5

than 5

Contractual Obligations

Total

year

years

years

years

$

$

$

$

$

Long-term Debt Obligations

1,349,438

82,500

165,000

1,101,938

-

Capital (Finance) Lease Obligations

-

-

-

-

-

Operating Lease Obligations

203,131

96,847

106,284

-

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and directors as of March 1, 2007.  Mr. Doug Drury, formerly Controller, left the Company on October 6, 2006. Mr. Murray Bruce joined QSound as Controller on December 4, 2006.  All positions indicated below are with QSound Labs, Inc. only.

Name

Position

David J. Gallagher

President, Chief Executive Officer, Director

Joanna Varvos

Corporate Secretary

Murray Bruce

Controller

Stanley E. MacDougall

Director

M. Patty Chakour

Director

D. Tony Stelliga

Director

David J. Gallagher has served as President and Chief Executive Officer since June, 1992 and as a director since February, 1991.  Mr. Gallagher joined our Company in 1989 and has acted as Vice-President, Finance, as Chief Financial Officer and as Chief Operating Officer. Mr. Gallagher has over twenty-one years experience in technology development and commercialization.

Joanna Varvos is Corporate Secretary of QSound.  Ms. Varvos is a barrister and solicitor, admitted to the Law Society of Alberta in 1979.  Ms. Varvos has provided legal services to QSound Labs since 1989 and was previously in private practice with a emphasis on corporate and securities law.

Murray Bruce, a chartered accountant, joined QSound as our Controller on December, 4, 2006.  Mr. Bruce has over eleven years of public and corporate accounting experience, with five years in managing Company-wide financial accounts systems.  From September, 2005 to December, 2006 Mr. Bruce was an audit manager with Deloitte and Touche in Calgary, Alberta and prior, from 1999 to 2005 he acted as financial accountant with responsibilities including preparation of accounts, budgets and corporation tax computations for Cambridge Laboratories Limited, U.K.

Stanley E. McDougall was appointed to the board of directors on March 1, 2004.  Mr. McDougall is Chairman of Western Crating International Ltd., a Calgary, Alberta based export packaging company. Mr. McDougall has thirty-seven years of business experience in situations ranging from start-up companies to large multi-plant operations, and including leading operations, acquisitions, financings, restructuring and dispositions.  Mr. McDougall is a member of the board of directors of Richer Systems Group, a private software Company serving the international transportation and leasing industry.  Mr. McDougall has a B.Comm. (Honours) from the University of Saskatchewan.

M. Patty Chakour was appointed to the board of directors on March 10, 2004.  Ms. Chakour is Chief Financial Officer of T.P Racing L.L.L.P., a $350 million Company that owns and operates Turf Paradise, a Phoenix, Arizona based horse racing track that includes an off-track betting network, and dining and entertainment facilities.  Ms. Chakour has over twenty-one years experience in accounting including S.E.C. reporting, audits, budget preparation, internal accounting control implementation, consolidations, international operations and tax reporting.  Ms. Chakour has a B.B.A in accounting from the University of Iowa and a C.P.A. certification in Iowa and Arizona.

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

There are no family relationships between any directors or officers of QSound.  There are no arrangements or understandings between any director or officer of the Company and any other person pursuant to which the director or officer was selected, except for employment agreements between QSound and Messrs. Gallagher and Bruce.

B.  Compensation

Remuneration paid or payable to our directors and executive officers during fiscal year 2006 was an aggregate $375,879 for compensation paid to Messrs. Gallagher, Drury, Bruce and Ms. Varvos.  No cash or other bonuses were paid to executive officers in 2006.  Mr. Gallagher’s salary for 2006 was $211,314 ($240,000 Cdn.). In December 2005, the compensation committee determined that certain of Mr. Gallagher’s outstanding options be amended by extending the expiry dates by five years.  Options to purchase 165,810 common shares at the exercise price of  $0.47 which were to expire on December 2, 2006 are granted under the Company’s 1998 Stock Option Plan and the amendment did not require shareholder approval.  At the meeting of shareholders held on April 28, 2006 shareholders approved the amendment of options to purchase 235,190 common shares at the exercise price of $1.04, which were to expire on July 22, 2006.

Mr. Gallagher’s contract provides for salary, discretionary bonuses if approved by the board, and participation in any pension and profit sharing plan established from time to time by the board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund Mr. Gallagher’s pension plan is also payable in the foregoing circumstances and in the event of retirement prior to the age of  65.  Mr. Gallagher’s employment contract was renewed on September 30, 2005 for a further two year term. If there is a change in control of the Company Mr. Gallagher is entitled to vesting of any unvested options.

Mr. Gallagher participates in a registered individual pension plan that was put in place in 2002 to resolve an outstanding contingency relating to his employment contract.  In 2006 $24,153 Cdn. was contributed to the plan for fiscal 2006.  In 2005 $22,749 Cdn. was contributed to the plan for fiscal 2005.  Further, $17,400 Cdn. (of $23,500 Cdn. which was accrued in 2005 as settlement for past wages that had been deferred by Mr Gallagher prior to 2002) was contributed in 2006 to Mr. Gallagher’s RSP.   In 2004 $14,822 Cdn. was contributed to the plan for fiscal 2004.

Our directors were paid cash compensation in the aggregate of $26,000 for their services in their capacity as directors; in addition, directors are reimbursed for reasonable travel and lodging expenses incurred in the provision of such services and receive stock options.

The following table gives information concerning stock options granted as compensation to outside directors during 2006.  These options were approved by shareholders at the annual meeting of shareholders held on April 28, 2006.

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on Date of Grant	Expiry Date
M. Patty Chakour	May 1, 2006	10,000	$5.02 U.S.	$5.02 U.S.	May 1, 2011
Stanley E. McDougall	May 1, 2006	10,000	$5.02 U.S.	$5.02 U.S.	May 1, 2011
D. Tony Stelliga	May 1, 2006	10,000	$5.02 U.S.	$5.02 U.S.	May 1, 2011

C.  Board Practices

During 2006, the members of our board of directors were David J. Gallagher, Stanley E. McDougall, M. Patty Chakour and D. Tony Stelliga.  Directors are elected annually by shareholders at our annual meeting of shareholders, and serve until their successors are elected or appointed.

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

D. Employees

At December 31, 2006 we had  25 employees and persons engaged by contract on a fulltime basis, of whom 11 were in research, product development and technical support, 6 were in marketing and sales, 2 were in customer support and 6 were in administrative positions.  At December 31, 2005 we had  24 employees and persons engaged by contract on a fulltime basis, of whom 11 were in research, product development and technical support, 5 were in marketing and sales, 2 were in customer support and 6 were in administrative positions. One of these employees was located in the United States, one was in the U.K., and the remainder were located in Canada. At December 31, 2004 we had  28 employees and persons engaged by contract on a fulltime basis, of whom 11 were in research, product development and technical support, 8 were in marketing and sales, 3 were in customer support and 6 were in administrative positions.  Two of these employees were located in the United States and the remainder were located in Canada.

We are not subject to any collective bargaining agreements and believe our relationship with our employees is satisfactory.

E.  Share Ownership

The following tables show information as to share ownership by directors and executive officers as of March 1, 2007.

Shares

Name and Position	Common Shares Owned or Controlled	Percent of Class
David J. Gallagher President and CEO and Director	491,000[1]	5.2%
Joanna Varvos Corporate Secretary	126,000[2]	*
Murray Bruce Controller	0	*
Stanley E. McDougall Director	45,000[3]	*
M. Patty Chakour Director	20,000[4]	*
D. Tony Stelliga Director	20,000[4]	*

1 Includes options to purchase 466,000 common shares.

2Options to purchase 126,000 common shares.

3 Includes options to purchase 10,000 common shares.

4 Options to purchase 20,000 common shares.

* represents less than 1%

Options

The following tables show information as to options granted to directors and executive officers as of March 1, 2007.

Name and Position	Options	Exercise Price	Expiry Date
David J. Gallagher President and CEO and Director	235,190 130, 810 100,000	$1.04 $0.47 $1.65	July 22, 2011 December 2, 2011 December 30, 2007
Joanna Varvos Corporate Secretary	25,467 50,533 50,000	$1.04 $0.47 $2.05	July 22, 2011 December 2, 2011 April 1, 2009
Murray Bruce Controller	30,000[1]	$4.96	December 3, 2011
Stanley E. McDougall Director	10,000	$5.02	May 1, 2011
M. Patty Chakour Director	10,000 10,000	$3.57 $5.02	June 29, 2010 May 1, 2011
D. Tony Stelliga Director	10,000 10,000	$3.57 $5.02	June 29, 2010 May 1, 2011

1  These options are subject to vesting at the rate of 2500 options per month commencing on June 1, 2007.

The Board of Directors or the compensation committee  may in its discretion from time to time grant options and stock awards to officers, directors, key employees and persons or companies providing services for the Company.  Pursuant to the NASDAQ Stock Market, all such grants made to officers, directors, employees and consultants require the approval of shareholders, unless the grants are made under an equity compensation plan that has been approved by shareholders. To date we have not granted any stock awards.  Under our existing 2006 Stock Option Plan for Outside Directors, 120,000 options remain available for the grant of stock options to outside directors.  Under the 2006 Employee Stock Option Plan 10,000 options remain available for grant to employees and consultants that are not officers or directors.

The Board of Directors has approved establishment of an equity compensation plan for officers, employees and consultants which will reserve up to 750,000 shares (“2007 Plan”).  Awards consisting of stock options and stock awards may be granted under the 2007 Plan.  The 2007 Plan is subject to the approval of shareholders, which we will seek to obtain at the meeting of shareholders scheduled to take place on April 27, 2007.

The Board and the compensation committee  administer our equity compensation plans.  With respect to awards to employees who are not officers and to consultants, the compensation committee  may appoint a committee consisting of one or more persons to determine, among other things, the persons to whom awards will be made, the time or times at which such awards will be granted, the types of awards to be granted and the number of shares subject to such awards, and the specific terms, conditions, performance criteria, restrictions and other provisions applicable to awards, including, but not limited to, the duration, vesting and exercise periods.   In determining the size and vesting provisions of option and stock award grants, the factors considered are the individual's performance, achievement of objectives, responsibilities, base salary level, previous option grants and the overall corporate performance of the Company.

The exercise price of an option will not be less than the fair market value per share on the date of grant.   Options expire no later than the tenth anniversary of the date of grant to the extent they are not previously exercised or forfeited.  Options may be exercised following termination of employment or contractual relationship with the Company, if for cause on the date of termination and if other than for cause for a period of thirty days (twelve months in the event of death or disability) following termination.  The foregoing time periods may be extended by the plan administrator.

The 2007 Plan permits the Company to grant awards of shares to participants upon such terms (including vesting), as the plan administrator may determine.

In the event there should be any subdivision or consolidation of our common shares the price and number of shares then subject to each option and stock award is to be adjusted equitably so that the optionee's proportionate interest is maintained without change in the aggregate option price.  If we are reorganized or merged with another corporation, provisions shall be made to continue any options then outstanding and to prevent their dilution or enlargement.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table discloses information regarding the beneficial ownership of our common shares as of March 1, 2007, by each person or entity known to own beneficially more than 5% of our outstanding common shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission

Name

Number of Common Shares

Percentage of Outstanding

Beneficially Owned1

Common Shares2

KBW Partners

707,6923

7.5%

David J. Gallagher

491,0004

5.2%

Fred Kayne5

665,3466

7.1%

1 These shares do not carry voting rights different from the voting rights of our outstanding common shares.

2The percentage of outstanding common shares is based on 9,395,585 common shares outstanding as of March 1, 2007.

3  307,692 shares are issuable upon conversion of the convertible loan and 400,000 shares are issuable upon the exercise of warrants.  (See “Convertible Note” in Item 5. of this Annual Report.)

4 Includes options to purchase 466,000 shares.

5  Mr. Kayne is a partner in KBW Partners.

6  These shares are disclosed in Schedule 13D filed on March 27, 2006.

At March 1, 2007 we had 9,395,585 common shares issued and outstanding.  At such date, there were 360 shareholders of record in the United States who collectively held approximately 84% of our outstanding common shares.

We are not directly or indirectly owned or controlled by any other corporation, foreign government or legal person.  We know of no arrangements which may result in a change of control of our Company at a future date.

B.  Related Party Transactions

We did not have any material transactions with any of our related parties during fiscal year 2006 except for compensation of executive officers as employees or consultants.  (See “Compensation” in Item 6. B of this Annual Report).

Except for immaterial advances in the ordinary course of business that may have been outstanding on a short-term basis, no related party was indebted to us during fiscal year 2006.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 17.

Export Sales

In the past three fiscal years we have derived over 97% of our revenues from export sales made to customers outside Canada. In 2006 47% of our export sales were made to the United states, 52% were made to Asian companies located in Japan, Hong Kong, Taiwan, Korea and China, and a further 1% were made to other areas.  In 2005 63% of our export sales were made to the United States, 32% were made to Asian companies located in Japan, Hong Kong, Taiwan, Korea and China, and a further 4% were made to other areas.  In 2004 64% of our export sales were made to the United States, 39% were made to Asian companies located in Japan, Hong Kong, Taiwan, Korea and China and a further 7% were made to other areas.

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

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

Price History

Our shares traded during the periods and at the prices set out below on The NASDAQ Capital Market.

The high and low market prices for the last five fiscal years:

Fiscal Year

High

Low

2006

6.45

3.25

2005

8.47

2.15

2004

8.40

1.52

2003

2.65

1.01

2002

2.28

0.53

The high and low market prices for each of the four quarters of  2006 and 2005:

Quarter Ending

High

Low

December

2006

5.47

4.28

September

2006

5.50

3.58

June

2006

6.45

3.65

March

2005

4.74

3.25

December

2005

4.86

2.15

September

2005

4.04

3.05

June

2005

4.50

3.40

March

2005

8.47

4.34

The high and low market prices for each of the last six months:

Month

High

Low

February

2007

6.09

4.50

January

2007

4.90

4.31

December

2006

5.20

4.57

November

2006

5.47

4.79

October

2006

5.47

4.28

September

2006

5.29

3.95

B.  Plan of Distribution

Not Applicable

C.  Markets

Our shares trade (since January, 1989) on The NASDAQ Capital Market under the symbol QSND (formerly QSNDF).

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

Shares

We are authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, and an unlimited number of second preferred shares.  At the date of this Annual Report there are 9,395,585 common shares, and no preferred shares, outstanding.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code;  (i) U.S. Holders who are U.S. expatriates; or (j) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of QSound.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by QSound generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) QSound is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

QSound generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) QSound is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if QSound satisfies one or more of such requirements, QSound will not be treated as a QFC if QSound is a “passive foreign investment Company” (as defined below) for the taxable year during which QSound pays a dividend or for the preceding taxable year.

As discussed below, QSound does not believe that it was a “passive foreign investment Company” for the taxable year ended December 31, 2006, and does not expect that it will be a “passive foreign investment Company” for the taxable year ending December 31, 2007.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by QSound concerning its “passive foreign investment Company” status or that QSound will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year.  Accordingly, although QSound expects that it may be a QFC for the taxable year ending December 31, 2007 , there can be no assurances that the IRS will not challenge the determination made by QSound concerning its QFC status, that QSound will be a QFC for the taxable year ending December 31, 2007 or any subsequent taxable year, or that QSound will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by QSound generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

In addition, if QSound is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

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

QSound does not believe that it was a PFIC for the taxable year ended December 31, 2006, and does not expect that it will be a PFIC for the taxable year ending December 31, 2007.  The determination of whether QSound was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether QSound will be a PFIC for the taxable year ending December 31, 2007 and each subsequent taxable year depends on the assets and income of QSound over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by QSound concerning its PFIC status or that QSound was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Considerations

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of QSound common shares that is not a resident of Canada and holds such common shares as capital property, both for the purposes of the Income Tax Act (Canada) (the “Act”).  The discussion does not address all of the potentially relevant Canadian federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Canadian federal income tax law including a “financial institution” as defined in the Act subject to the “mark-to-market rules” or a shareholder an interest in which would be a “tax shelter” as defined in the Act.

This summary is based upon the current provisions of the Act and the Regulations promulgated thereunder and our understanding of the current administrative practices published by the Canada Revenue Agency.  This summary takes into account proposals to amend the Act and Regulations announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations which may vary significantly from those discussed herein.  Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences to them of purchasing, owning and disposing of such shares having regard to their particular circumstances.

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

100 F Street, N.E.

Washington, D.C. 20549.

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC at the same address, or by calling the SEC at 1-800-SEC-0330.

I.  Subsidiary Information

Not Applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency

The Company uses the U.S. dollar as the currency of measurement and display.  The Company is exposed to foreign currency fluctuation on Canadian dollar denominated cash, receivables, and payables.  Canadian dollar denominated accounts receivables are nominal.  Canadian dollar denominated payables are all trade payables arising out of the normal course of business.  Foreign currency risk arising from a decline or increase in the relative value of the Canadian dollar is managed to the extent that the estimated requirement for Canadian dollar denominated cash is kept equal to the amount of Canadian dollar cash on hand.  The majority of overseas transactions are conducted in U.S. dollars.

The Company has not entered into any foreign currency contracts to hedge this risk.

Interest Rates

The Company’s exposure to market risk includes changes in interest rates, which relates to both our invested balances of cash and cash equivalents, and convertible loan notes.

The Company invests excess funds in a manner that preserves capital, provides liquidity and generates the highest available after-tax return. To limit exposure to market risk, the Company places its cash in banks and cash not required for immediate operations is placed in bank term deposits. At December 31, 2006 this amounted to $2,055,166 (2005: $1,189,887). The fair value of QSound’s cash and cash equivalents would not be significantly impacted by a decrease in interest rates. All cash and cash equivalents are carried at fair value, which approximates cost.

The Company’s convertible loan notes are for the principal amount of $1,000,000 and are repayable on March 27, 2011. The notes bear interest at US prime rate, based on the prime rate in effect on the last day of the immediately preceding calendar quarter, and is payable quarterly in arrears. The US prime rate at December 31, 2006 was 8.25%. The weighted average interest rate as at December 31, 2006 was 8.08%. The Company has exposure to interest rate fluctuations on its convertible loan notes but the Company would not be significantly impacted by an increase in interest rates. The convertible loan notes are carried at fair value, with the components being allocated a fair value at date of initial recognition liabilities ($344,778), equity ($314,396) and warrants ($340,826).

The Company has not entered into any contracts to hedge its interest rate risk during 2006.

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

ITEM 15. CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)) as of December 31, 2006, our Chief Executive and Financial Officer has concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and are operating in an effective manner.

This Annual Report does not include management’s report on internal control over financial reporting pursuant to current SEC rules which do not require such a report to be included.

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that materially affected or were reasonably likely to have materially affected our internal control over financial reporting for the fiscal year ended December 31, 2006.

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

ITEM 16C.  Principal Accountant Fees and Services

Audit Fees

Grant Thornton, who acted as our accountants from April 29, 2005 to October 6, 2006, billed $96,000 in 2006 and $11,500 in 2005 for audit services and services related to statutory filings.  KPMG, our external accountants prior to April 29, 2005 and after October 6, 2006, billed $9,520 in 2006, $67,065 in 2005 and $89,000 in 2004 for audit services and services related to statutory filings.

Audit-Related Fees, Tax Fees and All Other Fees

Grant Thornton and KPMG did not bill any audit-related, tax or other fees in 2006 or 2005.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements of QSound Labs, Inc.

Report of Independent Registered Public Accounting Firm to the Shareholders.

Consolidated Balance Sheets – December 31, 2006 and 2005.

Consolidated Statements of Operations and Deficit – Years ended December 31, 2006, 2005 and 2004.

Consolidated Cash Flows – Years ended December 31, 2006, 2005 and 2004.

Notes to Consolidated Financial Statements – Years ended December 31, 2006, 2005 and 2004.

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

KPMG Consent of Auditors.

14.2

Grant Thornton Consent of Auditors.

15.1

Audit Committee Charter  (Incorporated by reference to our Annual Report on Form 20-F filed March 21, 2005.)

15.2

Audit Committee Charter dated  August 2, 2006.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QSound Labs, Inc.

/s/ David J. Gallagher

David J. Gallagher

President and Chief Executive Officer

March 23, 2007

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

KPMG Consent of Auditors.

14.2

Grant Thornton Consent of Auditors.

15.1

Audit Committee Charter (Incorporated by reference to our Annual Report on Form 20-F filed March 21, 2005.)

15.2

Audit Committee Charter dated  August 2, 2006.

Consolidated Financial Statements

43