Form 20-F
period 2007-12-31
QSOUND LABS INC
filed 2008-03-28
CIK 840518

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

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

The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  Common Shares at December 31, 2007:   9,462,985

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

6

ITEM 4. INFORMATION ON THE COMPANY

9

A.  History and Development of the Company

9

B.  Business Overview

10

C.  Organizational Structure

15

D.  Property, Plants and Equipment

15

ITEM 4A.  UNRESOLVED STAFF COMMENTS

15

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

15

A.  Operating Results

16

B.  Liquidity and Capital Resources

19

C.  Research and Development

19

D.  Trends

22

E.  Off-Balance Sheet Arrangements

23

F.  Tabular Disclosure of Contractual Obligations

23

G.  Safe Harbour

24

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

24

A.  Directors and Senior Management

24

B.  Compensation

25

C.  Board Practices

26

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

30

B.  Memorandum and Articles of Association

30

C.  Material Contracts

32

D.  Exchange Controls

32

E.  Taxation

32

F.  Dividends and Paying Agents

38

G.  Statements by Experts

38

H.  Documents on display

38

I.  Subsidiary Information

38

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

38

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

39

PART II

39

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

39

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

39

ITEM 15. CONTROLS AND PROCEDURES

39

ITEM 16. [RESERVED]

39

ITEM 16A.  Audit Committee Financial Expert

39

ITEM 16B.  Code of Ethics

39

ITEM 16C.  Principal Accountant Fees and Services

40

ITEM 16D.  Exemptions from Listing Standards for Audit Committees

40

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

40

PART III

40

ITEM 17. FINANCIAL STATEMENTS

40

ITEM 18. FINANCIAL STATEMENTS

40

ITEM 19. EXHIBITS

40

SIGNATURE

42

Consolidated Financial Statements

45

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

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, reflecting management's current expectations. These statements relate to our future plans, objectives, expectations and intentions. We use words such as “may,” “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “future” and other similar expressions to identify forward-looking statements.  These forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could contribute to differences include, but are not limited to, those discussed in Item 3.D, entitled “Risk Factors”, and elsewhere in this Annual Report.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and we do not undertake to update such statements unless securities laws require us to do so.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Not Applicable.

B. Advisors

Not Applicable.

C. Auditors

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not Applicable.

B. Method and Expected Timetable

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The selected financial data presented below for the five years ended December 31, 2007 is derived from QSound Labs, Inc. (“QSound” or the “Company”) consolidated financial statements that were examined by the Company’s independent auditors. The information set forth below should be read in conjunction with the consolidated financial statements of QSound (including notes thereto) included under Item 17 and “Operating and Financial Review and Prospects” included under Item 5. The selected financial data presented below is presented in United States dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Selected Financial Data
Years ended December 31, 2007, 2006, 2005, 2004 and 2003
Under Canadian GAAP in United States Dollars
	2007	2006	2005	2004	2003

Revenue	$ 2,379,139	$ 1,989,030	$ 1,543,240	$ 2,213,178	$ 2,043,088
Gross Margin	2,292,209	1,903,357	1,363,459	1,793,888	1,617,997
Expenses	3,491,418	3,565,999	3,933,156	3,754,864	3,044,454

Operating (loss) profit	(1,199,209)	(1,662,642)	(2,569,697)	(1,960,976)	(1,426,457)

Other items	(64,373)	(20,733)	56,700	57,534	(2,270,631)

Loss before taxes	(1,263,582)	(1,683,375)	(2,512,997)	(1,903,442)	(3,697,088)
Foreign withholding tax	(42,485)	(50,849)	(37,711)	(22,504)	(8,543)

Net (loss) income for the year	(1,306,067)	(1,734,224)	(2,550,708)	(1,925,946)	(3,705,631)
Deficit, beginning of year	(47,986,500)	(46,252,276)	(43,701,568)	(41,775,622)	(38,069,991)

Deficit, end of year	$(49,292,567)	$(47,986,500)	$(46,252,276)	$(43,701,568)	$(41,775,622)

Income (loss) per common share, basic and diluted	$ (0.14)	$ (0.19)	$ (0.30)	$ (0.25)	$ (0.52)

Total assets	$ 2,626,663	$ 3,534,885	$ 3,002,315	$ 5,227,834	$ 3,776,579

Capital Stock	$ 47,473,681	$ 47,208,942	$ 45,979,055	$ 45,792,526	$ 44,108,140

Shareholders’ equity	$ 1,894,985	$ 2,831,012	$ 2,671,518	$ 4,922,425	$ 3,446,834
Share capital – common shares issued and outstanding	9,462,985	9,375,585	8,661,985	8,404,085	7,199,244

Net loss, shareholders’ equity and other balance sheet amounts as determined in accordance with Canadian GAAP differ from those determined in accordance with United States generally accepted accounting principles (“U.S. GAAP”), due principally to the recording of compensation expense for stock options prior to January 1, 2003, the recording of certain deferred development costs as an expense rather than capitalized, the recording of the conversion feature of the loan note within equity rather than bifurcating the liability and equity components and recording the funded status of the Defined Benefit Pension as an asset or liability. See Note 17 to the December 31, 2007 consolidated financial statements included under Item 17.

Under U.S. GAAP in United States Dollars
	2007	2006	2005	2004	2003

Net (loss) income for the year	$ (1,262,842)	$ (1,681,675)	$ (2,631,579)	$ (1,925,946)	$ (3,705,631)

Income (loss) per common share, basic and diluted	$ (0.13)	$ (0.18)	$ (0.31)	$ (0.25)	$ (0.52)

Total assets	$ 2,490,677	$ 3,474,232	$ 2,921,444	$ 5,227,834	$ 3,776,579

Shareholders’ equity	$ 2,081,840	$ 3,075,272	$ 2,590,647	$ 4,922,425	$ 3,446,834

At March 14, 2008 the exchange rate was U.S. $0.9968 per CDN. $1.00.

The high and low exchange rates for each month during the previous six months ended February 28, 2008, and the average rates (average of the exchange rates on the last day of each month during the year) for Canadian dollars for each of the years in the five year period ended December 31, 2007 based on the closing rates of the Bank of Canada and expressed in U.S. dollars were as follows:

 Month

 High                 Low

February 2008

1.0207              0.9805

January 2008

1.0058              0.9644

December 2007

1.0183              0.9756

November 2007

1.0767              0.9980

October 2007

1.0477              0.9988

September 2007

1.0048              0.9438

                                               Average

2007 Year                                   0.9304

2006 Year                                   0.8820

2005 Year                                   0.8259

2004 Year                                   0.7698

2003 Year                                   0.7135

B.  Capitalization and Indebtedness

Not Applicable.

C.  Reasons For the Offer and Use of Proceeds

Not Applicable.

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

We were not profitable in 2007 or in 2006 in any of our business segments.  The e-commerce business unit has never been profitable. Except for 2002, we have been only marginally profitable in previous years, and we have had to rely on the sale of our common shares, and in the past on debt financing, to fund our business operations.

With the exception of 2002, we have a history of losses and we have had to fund our operations through a combination of equity and debt financings. In 2007 we had revenues of $2,379,000 and operating expenses of $3,578,000, including cost of products sold of $87,000. In 2006 we had revenues of $1,989,000 and operating expenses of $3,652,000, including cost of products sold of $86,000. The net loss for 2007 was $1,306,000.  The net loss for the 2006 was $1,734,000.  If we are not successful in enhancing revenues through increased sales of our products and technologies or the development and marketing of additional products, or if there is a material increase in our expenses, we may be unable to achieve profitability in the future. As a result, we may have to rely on the sale of shares and on debt financings in the future to fund our operations.  If we are unable to raise financing when and in the amount required, we may be required to cease operations.

If we do not demonstrate compliance with the minimum listing standards for continued quotation on the Nasdaq Capital Market our shares will become subject to delisting.

At the date of this Annual Report, QSound is not in compliance with requirements for continued listing on the Nasdaq Capital Market in that as of December 31, 2007 we do not have a minimum shareholders’ equity of $2,500,000, at least $35,000,000 market value of listed securities or at least $500,000 net income from continuing operations for the last fiscal year or two of the three most recently completed fiscal years.  Upon determining that we are not in compliance, Nasdaq will notify us that we do not meet the listing requirements and we will have fifteen calendar days from the date of the notice to submit a plan to regain compliance.  Nasdaq may in its discretion provide additional time, not to exceed in total 105 days from the date of the notice, to regain compliance.

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

Our primary business in the audio business revolves around entering into license agreements with semiconductor and mobile device manufacturers who wish to incorporate our microQ audio engine technology into their products.  Under most of these agreements, we generate revenue based on the number of units incorporating our microQ audio engine distributed by each manufacturer.    Factors that contribute to performance of these products include, among others:

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

The length and complexity of completing our audio licensing transactions can cause delays in generating additional revenues and prohibits us from accurately predicting future revenues.

The licensing and implementation of our audio technologies tends to be a lengthy process due to a number of factors which may include:

•

complexity of technical issues;

•

need for considerable dedicated engineering resources;

•

time required to customize our technologies for specific platforms and customer requirements;

•

protracted license negotiation; and

•

changes required by the customer during the implementation process.

Market entry of products using our technology may be delayed or even abandoned. We may also spend substantial time and management attention on potential license agreements that are not concluded or on licensee’s products that do not sell in large quantities  As a result, we are not able to predict either the amount or the timing of our future revenues, or the results of our operations, with any degree of certainty.

Some of our customers and potential customers in the audio industry have acquired or are acquiring their own in-house audio solutions.  If we lose the opportunity to license to these companies, our audio business will suffer.

Some semiconductor companies that are or could become our customers have developed or acquired, or are in the process of developing or acquiring, their own in-house solutions for audio rendering and enhancement.  If we do not develop technologically superior products and if we are unable to convince these companies that our products are not only superior and but also add value, we may lose these companies as customers and potential customers, resulting in a negative impact on our audio business.

Many of our competitors have greater resources available to them.  If we fail to compete effectively with our competitors, our results of operation and viability will be negatively impacted.

The audio industry is  intensely competitive.  We have competitors who have technologies and products that are similar to ours and compete directly with us.  Many of these competitors, including potential customers who develop competitive products in-house, are large, established companies with significantly greater resources than we have. If we are unable to develop and commercialize products that consumers view as superior to those of our competitors in terms of leading edge technology, performance, features, functions or price, among other elements, our results of operation will suffer.

Telecommunications failures, computer viruses, breaches of security or terrorist attacks could disrupt our e-commerce business by reducing consumer confidence in the Internet as a means of communication and commerce.

Internet communications are susceptible to interruptions resulting from factors including telecommunications failures, computer viruses, capacity limitations, breaches of security, terrorist attacks and vandalism.  If one or a combination of these events causes consumers to lose confidence in the Internet as a means for communication or commerce, the growth of use of the Internet and reliance upon the Internet would be negatively impacted.  Any shift of consumers away from the Internet would adversely impact sales of our e-commerce products.

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

The trading price of our common shares on the NASDAQ Capital Market has been and continues to be volatile. During the twelve months ending on February 28, 2008 our stock price has ranged from a high of $6.09 to a low of $1.75. The market price may be affected by announcements of, among other things:

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

Some of our officers and directors may in the future have conflicts of interest due to involvement as shareholders, officers, directors or partners of businesses that are engaged in the audio technology or e-commerce industries. These conflicts could include time and effort devoted to QSound, competition for customers and suppliers and interest in material contracts.  Although our by-laws and our corporate legislation require disclosure of conflicts of interest, and our code of ethics prohibits such conflicts, should a conflict arise our business could be adversely affected.

We are incorporated in Alberta, Canada, some of our directors and officers live in Canada, one of our directors lives in the United Kingdom, and most of our assets are in Canada, and investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

We are incorporated in the Province of Alberta, Canada. Certain of our directors and officers live in Canada, one of our directors lives in the United Kingdom, and most of our assets, and the assets of those officers and directors, are located in Canada or the United Kingdom. As a result, it may be difficult for investors to effect service of legal process within the United States upon directors and officers who are not United States residents. Also, there is uncertainty as to the enforceability in Canada, in original actions or for enforcement of judgments of U.S. courts, of civil liabilities predicated upon U.S. federal or state securities laws.

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company

QSound Labs, Inc. was reincorporated on July 10, 1990 in the province of Alberta, Canada under the Business Corporations Act of Alberta, by way of continuance from the province of British Columbia where QSound was originally incorporated on

December 6, 1968.  The address of our registered office is Suite 400 – 3115 12th Street N.E., Calgary, Alberta, Canada T2E 7J2 and the telephone number is (403) 291-2492.

Since 1988 QSound's main focus is development, licensing and distribution of audio enhancement algorithms and software to semiconductor/component and OEM licensees in the mobile devices, consumer electronics and personal computer industries.  In 2007 we added six licensees for microQ®, our audio software engine for portable applications, in the growing mobile and handheld devices market, and six consumer electronics and PC licensees for audio enhancement.  Since 1999 our subsidiary QCommerce Inc. provides e-commerce enabling services to small business merchants.

Capital Expenditures

Our principal capital expenditures for each of fiscal year 2007, 2006, and 2005 are detailed in the table below:

	2007	2006	2005
Sound source and control equipment	$ 3,050	$ 2,895	$ –
Furniture and fixtures	–	185	2,014
Computer equipment	15,193	39,346	98,481
Software and production tooling	–	–	88,393
Deferred development costs	–	39,500	352,750
Patents and trademarks	10,328	(1,097)	50,977
Licensing rights	1,530	–	–
Total	$ 30,101	$ 80,829	$ 592,616

In fiscal 2007 the Company divested sound source and control equipment with a combined net book value of $Nil, for proceeds of $586. We had no divestitures in either fiscal 2006 or 2005.

B.  Business Overview

QSound was engaged in three business segments in 2007:

a) Audio Business Segment  Since its inception in 1988 QSound has established itself as one of the world’s leading audio technology companies, and we derive most of our revenues from this business segment.  QSound develops, markets and distributes multimedia software solutions and licenses algorithms based on our patented, proprietary audio technology portfolio. Our strategy is to focus on new products and technologies targeted for high-growth markets where the technical barriers to entry are high, and where we can lever our audio technology expertise to penetrate the market. We generate revenues by licensing to original equipment manufacturers and chip manufacturers in the mobile and handheld devices, consumer electronics, and computer multimedia markets and by selling downloadable software products for Internet streaming audio, primarily through third parties and also directly, to consumers over the Internet.

b) E-commerce Business Segment Our wholly owned Washington subsidiary QCommerce Inc. provides electronic commerce services that enable electronic commerce for small businesses. QCommerce provides our existing client base of  Web merchants with all of the tools necessary to set up and operate an on-line store, and with marketing and advertising services to drive targeted traffic to the store.

c)  Internet Telephony Business Segment  Our wholly owned subsidiary QTelNet Inc. is not actively marketing its telephony products but continues to sell remaining inventory.

Audio Business Segment

QSound is a world leader in the development, marketing and distribution of audio enhancement and audio synthesis technologies, and audio engines. The QSOUND® portfolio of proprietary technologies includes a complete suite of virtual audio, reverberation, synthesis and enhancement algorithms as well as all of the components required to create custom software audio engines, namely, a music synthesizer, a digital audio playback engine, a sample rate converter and a mixer.

QSOUND technologies are currently shipped in:

•

mobile phones and PDA’s

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

QSOUND Portfolio of Technologies

Our technological efforts concentrate on the development and upgrading of a complete suite of proprietary technologies to cover all aspects of enhanced audio and audio synthesis requirements in the mobile devices, multimedia computer and consumer electronics industries.   The QSOUND portfolio consists of:

•

Software Engine

microQ®:  microQ is a modular and scalable software digital audio engine providing functions such as polyphonic ringtones, game sound, music playback, digital effects and recording for portable and embedded applications in the growing hand-held and mobile devices markets.  microQ offers a highly flexible modular architecture, a small memory footprint and support for industry standard (linear and compressed) content formats.  microQ's core components consist of a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, a multi-channel stereo mixer, a sample rate converter, and a voice chat module that enables Internet communication using VoIP technology which we added in 2007.

•

3D Audio Algorithms

Q3D™:  Q3D 2.0 is our interactive sound positioning technology, which places multiple individual sounds in specific locations outside of the bounds of stereo speakers and headphones, and positions sound with equal effectiveness via multiple speaker systems.  Q3D 2.0 also includes QSound Environmental Modeling® (“QEM”™), a reverberation engine which is compatible with the EAX (Environmental Audio Extensions®) API from Creative Labs, Inc.

QSURROUND®:  QSURROUND creates virtual surround sound for audio played back over two speaker and headphone entertainment systems.  QSURROUND has been developed by QSound to take advantage of the DVD format and the digital broadcast format, both of which have become standards for music, video game and movie playback. Using QSURROUND, decoded Dolby Digital, Dolby ProLogic® and MPEG2 multi-channel audio streams can be played back over only two speakers, while maintaining the illusion of a multi-speaker system through creation of phantom or “virtual” speakers or headphones, eliminating the need for additional speakers. Dolby Digital and MPEG2 are the current audio standards for DVD-based personal computers and home entertainment systems. QSURROUND has been certified by Dolby Laboratories for use with Dolby Digital and ProLogic.  QSURROUND 5.1 creates an enhanced immersive QSURROUND experience for multiple speaker systems.

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

•

Synthesis Algorithms

QMSS™:   QSOUND Multiple Speaker System (“QMSS”) processes stereo audio material including regular stereo content and decoded surround content downmixed to two channels from sources such as Dolby Surround®, Dolby Digital (AC3), DTS® and MPEG2 and “steer” acoustic images to create a distinctly different output for each speaker in multiple-speaker systems.

 QIMMERSION™:  QIMMERSION is a superset of QMSS (four-channel) optimized for playback over a combination of stereo speakers and headphones.

QSIZZLE™:   QSIZZLE is a virtual, adjustable treble feature that allows the listener to adjust the treble level.

QRUMBLE™:   QRUMBLE is a virtual, fully adjustable bass boost that creates dynamic bass effects set to the listener's preference.

QVERB™:  QVERB is a digital reverberation effect.

QLOUDNESS™:  QLOUDNESS is a Fletcher-Munson equalization loudness curve.

QEQ™:  QEQ is a static multi-band equalizer.

QDRC™:  QDRC is a dynamic range control.

QLIMITER™:  QLIMITER is an anti-saturation dynamic range control.

Licensing

Our primary business model consists of licensing QSOUND technologies to:

•

semiconductor/component companies which manufacture and sell QSOUND enhanced chips to original equipment manufacturers (“OEMs”);

•

OEM’s for specific products; and

•

semiconductor/component companies that include QSOUND as an option for the OEM, who can then, at their choosing, license the technology directly from our company.

Licenses are negotiated on an individual basis.  Some of our license agreements provide for per-unit payments and others are on a fixed periodic payment or lump sum payment basis, and in some cases licensees pay engineering fees. Most agreements do not have volume requirements and generally may be terminated by the licensee or by QSound without a prescribed financial penalty.

At the early stages of market adoption, licenses with OEM’s are feasible and desirable since they provide early endorsement of new technology. As markets mature and OEM product margins decrease, there is less opportunity for direct OEM licensing, since the OEM’s are now dependant upon the semiconductor companies to provide them with a cost effective fully featured solution.  Semiconductor licenses typically have smaller royalties per unit but can provide potentially much bigger volumes. The mobile and handheld device market is still at an early stage with respect to audio technologies, whereas the PC and DVD markets are at a mature stage.   Licensing activity for 2007 and ongoing business activities for microQ and for QSOUND audio are as follows:

2007 Licensing Activity:  To date our microQ wavetable synthesizer has been included in over 50 mobile phone models which have cumulatively shipped over 15 million units.  In 2007 we negotiated and completed license agreements with twelve semiconductor/component companies and OEM’s. Six of these licenses were for use of microQ in the mobile and handheld devices market (including licenses with Pantech for mobile phones and with CSR for the BlueCore-Multimedia Bluetooth platform), with the remaining agreements covering our audio enhancement technologies in consumer electronics products and multi-media PC’s.

microQ:  Under our 2006 strategic collaboration agreement with ARM Limited, highly optimized QSOUND audio software solutions for mobile phone ringtone, music and gaming markets are available across the ARM CPU architecture family.  We also partner with Sun Microsystems, Inc. to offer solutions for Sun’s JSR 135 and JSR 234 platforms, and with mobile software solutions providers including Trolltech, Inc. and ACCESS Systems Americas, Inc.  microQ has been incorporated in handheld and mobile devices from manufacturers including Qisda Corporation, Eten Information Systems Co., Ltd., Mitac International Corporation, Shanghai Lenovo Electronic Co., Ltd., UTStarcom Inc., Wistron Neweb Corporation, Yuhua Teltech (Shanghai) Co., Ltd. and ZTE Corporation, and in reference design platforms from Aplix Corporation, Aricent (formerly Emuzed, A Flextronics Company), ATI Technologies, Inc., Broadcom Corporation, CEVA Inc., DSP Group Ltd., Intel Corporation, LSI Logic Corporation, Pulsus Technologies Inc., Qualcomm Incorporated, Samsung Electronics Co., Ltd., Tensilica Inc., and Winbond Electronics Corp.  microQ-enabled mobile phones in the marketplace include models by Qisda, Curitel, Eten, i-Mobile, LG, Lenovo, Mitac, Panasonic, Pantech, Philips, Samsung, UTStarcom and ZTE.

QSOUND Audio:  ST Microelectronics, one of the world’s largest semiconductor manufacturers and a global leader in consumer IC’s, has incorporated QSound’s audio enhancement into its Sound Terminal IC’s for use in flat-panel TV’s, active speakers and home-theatre-in-a-box systems. Our other licensees include RCA, Sanyo, Sharp, Taiyo and Toshiba which use QSOUND in DVD’s, TV’s, home-theatre-in-a-box systems and Via Technologies, Inc., Sony Vaio PC and Philips in the PC multi-media market.

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

QMAX® II is our universal stand-alone Internet streaming audio effects software, and works with any sound source, including Windows Media Player and RealPlayer.  QMAX II intercepts the audio player output and applies realtime processing to optimize speaker and headphone audio. We have also developed and distribute a custom iQms2 plug-in for Windows Media Player 11 Series for Windows XP. We distribute our downloadable consumer software from our Web site www.qsound.com.

Other

We also purchase and resell QSOUND enhanced analog chips to OEM’s. This is a small part of our business. Our analog chip manufacturer licensees are Mitsumi Electric Co., Ltd., Renesas Technology Corp. (formerly Mitsubishi Electric Corporation) and Seiko NPC Corporation.

E-commerce Business Segment

QCommerce provides electronic commerce enabling services to small businesses. We provide Web merchants with all of the tools necessary to set up and operate an on-line store, including custom design and programming, domain name registration, hosting, merchant credit card account set-up, QCART™ secure credit card authorization, verification and database management system, technical support services and marketing and advertising services to drive targeted traffic to the store.

QCommerce derives its revenues from monthly service subscription fees paid by merchants for on-line storefront hosting and related services.

Revenues by Business Segment

In fiscal 2007, our revenues were $2,242,000 from the audio business segment, $134,000 from the e-commerce business segment, and $3,000 from the telephony segment.  In fiscal 2006, our revenues were $1,799,000 from the audio business segment, $158,000 from the e-commerce business segment and $31,000 from the telephony segment.  In fiscal 2005, our revenues were $1,305,000 from the audio business segment, $183,000 from the e-commerce business segment and $55,000 from the telephony segment.

Revenues by Geographic Market

Audio Business:  In 2007 product sales revenue came primarily from the United States and Asia.  Royalties, license and engineering fees came primarily from the United States (70%) and Asia (23%).  In 2006 product sales revenue was split between the United States and Asia.  Royalties and license fee revenue came primarily from the United States (45%) and Asia (55%).  In 2005 product sales revenue was split between the United States and Asia. Royalties and license fee revenue came from the United States (57%) and Asia (36%).

E-commerce Business: Revenue for our e-commerce business segment has come primarily from the United States in 2007, 2006 and 2005.

Internet Telephony Business:  In 2007 78% of our revenue came from the United States and 22% from Panama.  In 2006 48% of our revenue came from the United States, 44% from Canada, and 8% from other areas.  In 2005 75% came from the United States, 19% from Canada, and 6% from other areas.

Seasonality

Historically QSound has experienced increased royalty revenues in our audio business segment during the second and third quarters for consumer electronics and PC sales, all related to the Christmas shopping season. These sales activities decrease during the fourth and first quarters. However, both 2007 and 2006 did not experience this seasonality. In 2007 and 2006 we did not experience any seasonal changes in our e-commerce business segment, and all revenue from e-commerce continues to be subscription based.    Our IP telephony business is not mature enough to track any seasonality trends.  Overall, seasonality does not have a material effect on our business.

Marketing Channels

Audio Business:  Our audio business segment sales and marketing activities are carried out by employees, and by representatives and agents in Asia that cover Japan, Hong Kong, China, Taiwan, Singapore, South Korea, Malaysia, Thailand, Philippines, India and Indonesia.  In addition, certain of our semiconductor licensees market and promote their QSOUND-enhanced products to third parties worldwide. Our downloadable software products are marketed primarily through RealNetworks, and also from our own web sites.

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

We hold twelve patents in the United States, including four patents which cover the fundamental technology applicable to our Q3D positional audio, QSURROUND, and stereo enhancement technologies. In addition, one patent covers binaural hearing aid technology previously co-developed by QSound Labs and the House Ear Institute of Los Angeles, California.  At the date of this Annual Report, one additional  patent application for QSOUND complementary technology has been filed and more applications are in development.  Patent applications have been made in fourteen foreign countries and a number of foreign patents have been granted, including in Japan.

Our key trademarks, including QSOUND, QSURROUND, microQ and the stylized “Q” logo are registered in the United States and in various foreign countries. QSound Labs carries on a trademark protection program on an ongoing basis for new trademarks.

QCommerce’s e-commerce enabling technologies, including software developed for QCart, are covered by copyright and trade secret laws, and contractual obligations.

Competition

The industries in which we engage are intensely competitive. We have competitors who have technologies and products that are similar to ours and compete directly with us.  Some of these competitors are large, established companies with significantly greater resources. These large companies have advantages including greater financial strength, marketing resources and distribution capabilities, and greater ability to hire skilled personnel. In addition, we face competition from new market entrants.

•

audio industry:  Some of our potential customers are very large companies with significant engineering resources providing capability for development of products in-house that are competitive with our products. Motivating factors for in-house development include the desire to cease dependence upon third party technologies and product cost reduction.  We also have other competitors that market competing products in the mobile devices market; the consumer electronics market; PC multimedia market; audio enhancement software plug-ins for Internet media players; the headphone audio enhancement area; and the multi-channel home theatre market.

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

C.  Organizational Structure

QSound Labs, Inc. is the parent of QSound Ltd., a California corporation and wholly owned subsidiary that owns certain assets including several patents.  QSound Ltd. is the parent of wholly owned subsidiary QCommerce Inc., a Washington corporation, which operates our e-commerce business segment.  QSound Labs, Inc. is also the parent of QTelNet Inc., an Alberta corporation and wholly owned subsidiary that formerly operated our Internet telephony activities.

D.  Property, Plants and Equipment

Our head office, including research facilities and a sound studio, is located at 400 – 3115 12th Street NE, Calgary, AB, Canada T2E 7J2 where we lease approximately 10,648 square feet of office space until October 31, 2008 at a rental rate of $7,986.00 Cdn. per month.   Our audio and e-commerce businesses are operated from our Calgary office.  We intend to re-lease the office space or to re-locate elsewhere within Calgary.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding QSound Labs, Inc.’s (“QSound” or the “Company”) and it’s subsidiaries financial performance during the periods presented and significant trends that may impact the future performance of QSound. This discussion should be read in conjunction with the audited consolidated financial statements of QSound Labs, Inc. and the related notes thereto.

All amounts are expressed in United States dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted. For a discussion of the principle differences between QSound’s financial results as calculated under U.S. GAAP, see note 17 to the consolidated financial statements of QSound.

Overview

QSound is a developer and provider of software solutions for audio, voice and e-commerce applications. The Company operates its business through three different operating units; QSound Labs, the parent company; its wholly-owned subsidiary QCommerce Inc; and its wholly-owned subsidiary QTelNet Inc.

Audio Business Unit

The Audio business unit develops and licenses audio solutions to the world’s leading manufacturers of consumer products as well as semiconductor solution providers for these products. Specifically, these are products for the mobile phone, home theatre, video gaming, portable audio and computer markets. Revenues from this business unit comprised 94%, 90% and 84% of total consolidated revenues in fiscal 2007, 2006 and 2005 and are derived primarily through licensing fees,  non-recurring engineering  fees and per unit royalty agreements.

E-Commerce Business Unit

The E-Commerce business unit provides electronic commerce services, such as on-line storefront hosting and shopping carts, to small businesses. Revenues from this business unit comprised 6%, 8% and 12% of total consolidated revenues in fiscal 2007, 2006 and 2005 and are comprised primarily of monthly subscription fees.

Telephony Business Unit

The Telephony business unit distributes IP Telephony products which are targeted for the small business environment. Revenues from this business unit comprised 0%, 2% and 4% of total consolidated revenues in fiscal 2007, 2006 and 2005 and are derived from product sales to distributors.

Business Outlook

The Company’s business is dependent on continued marketing of its microQ software solutions and establishment of strategic partnerships in the mobile device market, together with the marketing its technology in the home entertainment and Bluetooth audio markets. The Company continues to seek out new licensees from which are derived a combination of: up front licensing fees, non recurring engineering fees (compensation for customization, integration support and specific engineering requirements), annual license fees and per unit royalty agreements.

A.  Operating Results

The following table summarizes the consolidated results of operations of the Company for the last three years:

	2007		2006		2005
	Amount	%	Amount	%	Amount	%

Revenue	2,379,139	100%	1,989,030	100%	1,543,240	100%
Cost of sales	(86,930)	(4%)	(85,673)	(4%)	(179,781)	(12%)
Gross Margin	2,292,209	96%	1,903,357	96%	1,363,459	88%

Marketing, Engineering and Administrative Expenses	(3,261,158)	(137%)	(3,040,859)	(153%)	(3,051,219)	(198%)
Foreign Exchange Loss	(3,751)	–	(25,912)	(1%)	(2,832)	–

EBITDA(1)	(972,700)	(41%)	(1,163,414)	(58%)	(1,690,592)	(110%)

Interest Income	72,559	3%	85,686	4%	56,700	4%
Amortization	(226,509)	(10%)	(331,419)	(17%)	(360,898)	(23%)
Impairment of assets	–		(167,809)	(8%)	(518,207)	(34%)
Interest on convertible debt	(81,240)	(3%)	(61,336)	(3%)	–	–
Accretion of debt discount	(56,278)	(2%)	(45,083)	(2%)	–	–
Gain on sale of property and equipment	586	–	–	–	–	–

Loss before taxes	(1,263,582)	(53%)	(1,683,375)	(84%)	(2,512,997)	(163%)
Taxes	(42,485)	(2%)	(50,849)	(3%)	(37,711)	(2%)
Net loss	(1,306,067)	(55%)	(1,734,224)	(87%)	(2,550,708)	(165%)

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net Income is provided within the table above.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities

2007 compared to 2006

The Company’s net loss for 2007 narrowed further to $1,306,067 ($0.14 per share) from $1,734,224 ($0.19 per share) in 2006, a reduction of 25%. Revenue increased by 20% due to increasing levels of recurring royalty revenue and annual license fees, while gross margin remained constant at 96%. Marketing, Engineering and Administrative Expenses increased $220,000 (7%) due to increased compensation costs and the impact of a weaker US dollar generally on Canadian dollar denominated expenses. Lower amortization expense can be attributed to the impairment of assets that occurred in both 2006 and 2005. Costs associated with the convertible notes increased 29% in 2007 as the convertible notes were only issued on March 27, 2006.

2006 compared to 2005

The Company’s net loss for 2006 decreased to $1,734,224 ($0.19 per share) from $2,550,708 ($0.30 per share) in 2005, a reduction of 32%. Revenue increased by 29% due to receipt of two large license fees from partners, together with an acceleration of recurring royalty revenue and annual license fees. Marketing, Engineering and Administrative Expenses remained fairly consistent with only a $10,360 decrease reported. Impairment of assets declined 68% in 2006 as 2005 included an impairment of $428,453 relating to licensing rights whereas 2006’s impairment was against telephony assets. Costs associated with the convertible notes only occur in 2006 as the convertible notes were issued on March 27, 2006.

A more detailed discussion of the Company’s annual results from operations is provided below:

Revenue:

Sales for 2007 were $2,379,139 an increase of 20% from $1,989,030 in 2006 principally due to increased recurring royalty revenue and annual license fees reflecting increased levels of product sales with microQ embedded technology by the Company’s customers.

	2007		2006		2005
	$	%	$	%	$	%

Up front license fees	289,217	12%	740,697	37%	649,524	42%
Royalties and recurring license fees	1,853,617	78%	951,972	48%	406,985	26%
Product Sales	236,305	10%	296,361	15%	486,731	32%

	2,379,139	100%	1,989,030	100%	1,543,240	100%

Royalty and recurring license fee revenue for the year ended December 31, 2007 increased 95% to $1,853,617 from $951,972 for the year ended December 31, 2006. This increase reflects the growth in recurring royalty revenue from the microQ technology and results from the Company acquiring new licensees during the year combined with licensees continuing to launch new products and increasing levels of sales throughout the year. This annual increase is indicative of the Company’s strategic focus of continuing to grow recurring revenues from licensing of its microQ technology.

Up front license fees for the year ended December 31, 2007 and 2006 were $289,217 and $740,697 respectively, a decrease of 61%. The decrease is attributable to a large fee received from a major video game manufacturer during 2006. As the Company’s focus continues to be to build a more stable base of recurring revenue the influence on the Company’s total revenue by large up front license or engineering fees that may have been negotiated within license agreements will be less marked, although QSound will continue to negotiate these into its license agreements.

Product sales saw a further decline of 20% in 2007 to $236,305 from $296,361 in 2006 which was attributable to two main factors.

Sales to one of the Company’s distribution partners which accounted for 32% and 34% of the product sales revenue in 2007 and 2006 respectively have continued to decline during 2007. The impact on the Company is a reduction in revenue of $26,000 from 2006.

Sales in the Company’s telephony division declined further in 2007. Revenues fell by 90% (2006: 44% decline) from $31,000 to $3,000 during 2007. This decline was as expected as the division receives no marketing efforts subsequent to the abandonment of an anticipated product launch scheduled to occur during 2005. The Company expects revenue to remain at this level in 2008 as the Company sells through the remaining inventory.

Expenses:

	2007	2006	2005

Marketing ($000)	1,216	1,112	1,000
Change year over year	9%	11%	(20%)

2007 saw a 9% increase in marketing expenses, totalling $1,216,000 for 2007 compared to $1,112,000 in 2006. The increase primarily occurred as the Company continued to increase the level of marketing support for its microQ software technology in order to establish strategic partnerships in the mobile device market. Marketing expense increased primarily due to compensation costs increasing $23,000, consultant costs increasing $50,000 and travel costs increasing $17,000, as the Company aligned itself with the major platform providers.

	2007	2006	2005

Product Engineering ($000)	787	819	952
Change year over year	(4%)	(14%)	(1%)

For the year ended December 31, 2007 product engineering expenses decreased by 4% to $787,000 from $819,000 in 2006. The decrease is attributable to decreases of $65,000 and $13,000 in compensation expenses and travel expenses respectively being partly offset by an increase in consultant costs of $55,000.

	2007	2006	2005

Administration ($000)	1,117	973	883
Change year over year	15%	10%	10%

Administration costs have increased 15% to $1,117,000 for the year ended December 31, 2007 from $973,000 for the previous year principally due to two factors: an increase in compensation expenses ($84,000) and an increase in audit fees ($76,000). The Company has seen salaries increase over the prior year due to inflationary pressures within Western Canada and a strong Canadian dollar, while audit fees have increased as the Company now undergoes a review of its interim financial statements due to the increasing complexity of Canadian and U.S. accounting standards. The strong Canadian dollar has also contributed to other Canadian based expenses increasing over the course of 2007.

Amortization for the year ended December 31, 2007 decreased 31% to $227,000 from $331,000 in 2006, the decrease occurring as a result of the impairment charge on property and equipment which occurred during 2006.

	2007	2006	2005
($000)
Impairment of Property and Equipment	–	168	90
Impairment of Intangible Assets	–	–	428

Impairment charges were recorded in 2006 and 2005 as changes in circumstances indicated that the carrying amount of particular groups of assets may not be recoverable. The impairment charges were recorded against the telephony business segment assets in both years. In 2007 there have been no events or changes in circumstances to indicate that the carrying value of the remaining assets is not recoverable.

Interest income was $73,000 in the year ended December 31, 2007 compared to $86,000 for the year ended December 31, 2006. The decrease is resultant from lower levels of surplus cash balances being invested due to the cash requirements of the Company’s operating activities. The Company expects interest income to continue to decrease in the short term due to cash balances being used for operating activities and the expected decrease in US interest rates.

Interest on convertible notes has increased 33% to $81,000 for the year ended December 31, 2007 compared to $61,000 for the year ended December 31, 2006. The increase is as expected and results from the issuance of the convertible notes on March 27, 2006. The Company expects interest on convertible notes to decrease in the short term due to expectations of falling US interest rates.

Accretion expense for the year ended December 31, 2007 increased 24% to $56,000 from $45,000 in the corresponding period in 2006, with the increase attributable to using the Effective Interest Rate within the accretion calculation.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in United States dollars and in accordance with Canadian GAAP. The information is derived from the Company’s unaudited quarterly financial statements.

	2007				2006
	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
Revenue	304,455	672,294	796,030	606,360	543,405	341,687	430,168	673,770
Net loss	(516,616)	(234,544)	(158,179)	(396,728)	(509,781)	(533,020)	(491,072)	(200,351)
Loss per share	(0.05)	(0.02)	(0.02)	(0.04)	(0.05)	(0.06)	(0.06)	(0.02)
Total cash	1,232,255	1,507,956	1,832,503	1,824,038	2,316,476	2,307,783	2,464,122	2,223,655
Total assets	2,626,663	3,251,976	3,363,809	3,531,771	3,534,885	4,041,512	4,202,713	4,411,921
Total debt	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000

Sales for the quarter ended December 31, 2007 decreased 44% to $304,455 from $543,405 for quarter ended December 31, 2006 reflecting both a decrease in up front license fees and royalties and recurring license fees. Upfront license fees for the three months ended December 31, 2007 and 2006 were $10,000 and $50,000 respectively, a decrease of 80%, while royalty and recurring license fee revenue decreased 43% to $240,741 for the quarter ended December 31, 2007 compared to $423,694 in the corresponding period in 2006. The reasons for the decline in revenue for the quarter ended December 31, 2007 were threefold:

•

recognition of annual license fees in 2006 that were previously amortized over time and are now recognized upfront in accordance with revenue recognition criteria. This resulted in a one-time increase to revenue in 2006 of $200,000.

•

one license agreement ended during the quarter ended September 30, 2007. This license was renewed as an annual license fee rather than a royalty per unit agreement as the licensee’s products are near to the end of their life cycle. The annual license fee had been recognized in revenue in the quarter ended September 30, 2007, thus no revenue was recorded for this license in the quarter ending December 31, 2007.

•

an over estimate of royalties in the quarter ended September 30, 2007 as licensees were late in submitting their royalty statements to QSound. Discussions with these companies led management to estimate the royalties due, however royalties were overestimated by $93,000 and thus revenue in the quarter ended December 31, 2007 was impacted negatively by this adjustment.

Expenses have decreased 21% to $789,829 compared to $1,003,232 in the previous year as a result of lower stock based compensation costs in 2007. Net loss was $516,616 or $0.05 per share (basic and diluted) for the quarter ended December 31, 2007, compared to $509,781 or $0.05 per share for the quarter ended December 31, 2006.

Revenue for the quarter ended December 31, 2007 decreased 55% from $672,294 to $304,455 over the quarter ended September 30, 2007, for the reasons previously discussed. Recurring royalty revenue, when adjusted for the over estimate in the quarter ended September 30, 2007, has declined slightly due to a licensee moving over to an annual license fee. Expenses have remained comparable at $789,829 for the quarter ended December 31, 2007 compared to $859,816 for the previous quarter. Net loss was $516,616 or $0.05 per share (basic and diluted) compared to $234,544 or $0.02 per share for the quarter ended September 30, 2007, the increase being reflective of the decrease in revenue.

B.  Liquidity and Capital Resources

The Company has historically financed its operations through the issuance of common shares and debt. As at December 31, 2007 the Company had cash and cash equivalents of $1,232,255 compared to $2,316,476 as at December 31, 2006.

For the year ended December 31, 2007 cash used in operating activities was $1,247,205 compared to $708,651 for the year ended December 31, 2007.

For the years ended December 31, 2007 and 2006 cash provided from financing activities was $156,499 and $1,857,882 respectively. In 2007 exercise of stock options generated all of the cash provided, while 2006 saw 500,000 warrants being exercised for $520,000, issuance of $1,000,000 convertible notes and exercise of stock options for $337,882.

For the year ended December 31, 2007 cash provided from investing activities was $6,485 compared to cash used in investing activities of $55,484 for the year ended December 31, 2006. Cash provided from investing activities resulted primarily from receipt of $36,000 of the outstanding note receivable and receipt of $586 from the Sale of Property and Equipment, offset by investment in Property and Equipment of $18,243 and Intangible Assets of $11,858. Cash used in investing activities for the year ended December 31, 2006 resulted from $39,500 expended on Deferred Development Costs and $42,426 on Property and Equipment, being offset by receipt of $26,442 of the outstanding Note Receivable.

C.  Research and Development

Audio Business: QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2007, 2006 and

2005 we continued our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies. This work is in part carried out through work with our licensees and business partners through integration of our technology into their products and also through joint venture projects. In 2007, 2006 and 2005 continued development and refinement of the Company’s microQ scalable software engine was the main “in house” focus. The Company’s audio research and development costs were $787,000 in 2007, $819,000 in 2006 and $952,000 in 2005. Also during 2006 and 2005, the Company, through participation in a joint venture, undertook development of a voice chat conferencing system, incurring costs of $39,000 and $353,000 respectively. These costs have been capitalized and from 2006, as this is when commercial production commenced, have been amortized over the useful economic life of the asset. The Company has one patent application, as well as further applications in development.  (See “Intellectual Property” under Item 4 of this report.)

E-commerce Business:  Research and development expenditures in our e-commerce business segment have steadily decreased, reflecting the performance of our products. There were no research and development activities during 2007 and 2006, with expenditures in 2005 totalling $33,000 respectively relating to upgrading of products.

Internet Telephony Business:  Subsequent to the abandoning of a telephony project in 2005 the Company has not incurred any further research and development expenses within its telephony business segment. During 2005 the Company incurred expenditure of $112,000 relating to this project. Due to the abandonment of the project an impairment charge totaling $518,000 was booked as the Company determined that the carrying value of the project assets  was not recoverable. However, further to resolution of legal proceedings with the project developer during 2006, the Company now has possession of the assets and fully intends to use these in the future.

Share Capital

The weighted average number of shares (basic and diluted) outstanding during 2007 was 9,420,808, an increase of 246,723 (3%) over the prior year due to the exercise of stock options.

As at December 31, 2007, the following shares and securities convertible into shares, were outstanding:

	December 31, 2007 Shares	December 31, 2006 Shares

Shares outstanding	9,462,985	9,375,585
Stock options	858,500	981,700
Warrants	614,130	614,130
Convertible note	307,693	307,693

Shares outstanding and issuable	11,243,308	11,279,108

Convertible Note

On March 27, 2006, the Company issued a $1,000,000 convertible note and 400,000 related share purchase warrants. The note is due in five years and bears interest at the US prime rate payable quarterly in arrears.

The note is convertible at the option of the holder at any time and from time to time into common stock of the Company at a conversion price of $3.25 per share. Additionally, in the event that the Company issues securities convertible into common stock at a price less than this conversion price, the conversion price shall be immediately adjusted to the price at which such securities were issued.

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

Significant Accounting Policies and Application of Critical Accounting Estimates

The significant accounting policies used by the Company are described below. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions may have a material impact on the Company’s financial results and condition. The following discusses such accounting policies and is included herein to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported. Management reviews its estimates and assumptions regularly. The emergence of new information and changed circumstances may result in changes to estimates and assumptions which could be material and the Company might realize different results from the application of new accounting standards promulgated, from time to time, by various regulatory rule-making bodies. The following assessment of significant accounting polices is not meant to be exhaustive.

Revenue recognition

The Company generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (which is when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Research and development costs

Research costs are expensed as incurred.  Development costs are expensed as incurred except if they relate to a specific product or process that management believes is technically and economically feasible and recoverable, in which case these costs are deferred.

Amortization of deferred development costs commences with commercial production / use of the process, and is amortized at a rate of 20% per annum over its useful economic life.

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

To the extent that future income tax assets are not considered to be more likely than not realized, a valuation allowance is provided.

Stock based compensation

Stock Options: The fair value of each option granted is estimated on date of grant using the Black Scholes option pricing model. The amount is credited to contributed surplus and expensed over the vesting period. Upon exercise of the options, the exercise proceeds together with amounts credited to contributed surplus are credited to share capital.

Share Awards: The fair value of each award issued is calculated using the closing price on the date of grant.

Recent Accounting Pronouncements

Under revised CICA section 1506 “Accounting Changes” and the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. This guidance requires that when a new accounting standard has been issued but not yet adopted, the Company should discuss the effect that the new standard will have on the Company’s financial statements when adopted.

Canadian GAAP pronouncements

(i) Financial Instruments (CICA 1530, 3855, 3861)

Effective January 1, 2007, the Company adopted Section 1530 - Comprehensive Income, Section 3855 - Financial Instrument Recognition and Measurement and Section 3861 - Financial Instruments Disclosure and Presentation, of the Canadian Institute of Chartered Accountants Handbook in accordance with the transitional provisions in each respective section.

The adoption of Sections 1530, 3855 and 3861 did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to the adoption of these sections.

(ii) CICA 1506 – Accounting Changes

Effective January 1, 2007, the Company adopted revised CICA section 1506, “Accounting Changes.” The amendments in the revised standard indicate that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. When a change in accounting policy is made, this change is applied retrospectively unless impractical. Changes in accounting estimates are generally applied prospectively and material prior period errors are corrected retrospectively. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, complete description of the policy, primary source of GAAP and detailed effect on financial statement line items.

(iii) CICA 3031 – Inventories

This section replaces CICA Section 3030 and applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The new section is harmonized with International Accounting Standards and provides additional guidance on the measurement and disclosure requirements for inventories. Specifically, inventories are required to be measured at the lower of cost and net realizable value. The Company has reviewed and assessed the impact of these statements and determined that adoption of the statements will not have a material impact on the Company’s financial statements.

(iv) CICA 3862 – Financial Instruments - Disclosure and CICA 3863 – Financial Instruments - Presentation

Both sections establish new levels of disclosure required for financial instruments in the financial statements. The section is effective for annual periods beginning on/after October 1, 2007.

US GAAP pronouncements

(i) FAS 157 – Fair Value Measurements

This statement defines fair value, establishes a framework for measuring fair value within GAAP and expands disclosures about fair value measurements. This is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has reviewed and assessed the impact of these statements and determined that adoption of the statements will not have a material impact on the Company’s financial statements.

(ii) FAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities

This statement permits entities to choose to measure financial instruments and other certain items at fair value that are not currently required to be measured at fair value. This is effective for fiscal years beginning after November 15, 2007. The Company has reviewed and assessed the impact of these statements and determined that adoption of the statements will not have a material impact on the Company’s financial statements.

D.  Trends

The continuing growth in the mobile device market and the increasing adoption of audio features for this market has been the single most important trend for audio IP suppliers in recent years. The Company has focused primarily on this market segment. Specifically, the focus has been on the largest segment of this market – mobile phones. High-end phones are now shipping with the capability of offering mobile TV, downloadable music and video game services all of which require audio processing. All phones require the capability to play ring tones.

The mobile device market is driven by consumer growth in Asia, however, QSound continues to enter license agreements with companies that are headquartered in the U.S. but have a worldwide presence. The Company expects that future revenues will continue to be largely derived from the U.S. but that percentage growth will be seen from Asian licensees. The following table presents the geographic segment information:

	2007	2006	2005
U.S.	72%	49%	63%
Asia	21%	50%	32%
Europe	1%	-	3%
Canada	6%	1%	-
Other	-	-	2%
	100%	100%	100%

The Company anticipates that it will continue to acquire new licensees through marketing of existing audio and voice IP, together with development of new technology.

The Company has seen growth in its recurring revenue base (royalties and annual license fees) in recent years and the Company anticipates that this will continue with the acquisition of new licensees, as the new license agreements incorporate per unit royalties.

	2007	2006	2005

Up front license fees	12%	37%	42%
Royalties and recurring license fees	78%	48%	26%
Product Sales	10%	15%	32%

	100%	100%	100%

As the Company will continue to focus its development and marketing efforts on its microQ software technology in 2008 its other business segments, e-commerce and IP telephony, are expected to continue at current performance levels.

With the continued focus on marketing of its microQ software technology, the Company believes that marketing expenditure will increase in 2008. This is directly attributable to increased compensation levels as a result of new hires in the latter part of 2007, together with an increasing presence at international trade shows.

Other costs will not be affected through the increase in revenues as they mostly comprise fixed compensation and travel expenses, although inflationary pressures in Western Canada and a continuing weak US dollar will mean other operating expenses will remain at the levels experienced during 2007.

The Company has no plans for any major capital expenditures.

E.  Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

F.  Tabular Disclosure of Contractual Obligations

Period Due	Long Term Debt	Operating Lease Commitments	Total
(US Dollars)

2008	63,108	97,744	160,852
2009	60,000	17,183	137,183
2010	60,000	10,023	24,160
2011	14,137	–	–
2012	–	–	–

	197,245	124,950	322,195

The commitment classified as long term debt is the cash interest expense and is calculated assuming that US prime rate remains at 6%.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and directors as of March 14, 2008.  Mr. Stanley E. MacDougall resigned as a member of the board of directors on May 4, 2007.  Mr. Murray Bruce, Controller, acted as a board member from his appointment on May 7, 2007 to his resignation on August 22, 2007.  Mr. Douglas Balfour was appointed as a member of the board on June 7, 2007.  All positions indicated below are with QSound Labs, Inc. only.

Name

Position

David J. Gallagher

President, Chief Executive Officer, Director

Joanna Varvos

Corporate Secretary

Murray Bruce

Controller

M. Patty Chakour

Director

D. Tony Stelliga

Director

Douglas Balfour

Director

David J. Gallagher has served as President and Chief Executive Officer since June, 1992 and as a director since February, 1991.  Mr. Gallagher joined our Company in 1989 and has acted as Vice-President, Finance, as Chief Financial Officer and as Chief Operating Officer. Mr. Gallagher has over twenty-five years experience in technology development and commercialization.

Joanna Varvos is Corporate Secretary of QSound.  Ms. Varvos is a barrister and solicitor, admitted to the Law Society of Alberta in 1979.  Ms. Varvos has provided legal services to QSound Labs since 1989 and was previously in private practice with a emphasis on corporate and securities law.

Murray Bruce, a chartered accountant, joined QSound as our Controller on December, 4, 2006.  Mr. Bruce has over thirteen years of public and corporate accounting experience, with seven years in managing Company-wide financial accounts systems.  From September, 2005 to December, 2006 Mr. Bruce was an audit manager with Deloitte and Touche in Calgary, Alberta and prior, from 1999 to 2005 he acted as financial accountant with responsibilities including preparation of accounts, budgets and corporation tax computations for Cambridge Laboratories Limited, U.K.

M. Patty Chakour was appointed to the board of directors on March 10, 2004.  Ms. Chakour is Chief Financial Officer of T.P Racing L.L.L.P., a $350 million Company that owns and operates Turf Paradise, a Phoenix, Arizona based horse racing track that includes an off-track betting network, and dining and entertainment facilities.  Ms. Chakour has over twenty-two years experience in accounting including S.E.C. reporting, audits, budget preparation, internal accounting control implementation, consolidations, international operations and tax reporting.  Ms. Chakour has a B.B.A in accounting from the University of Iowa and a C.P.A. certification in Iowa and Arizona.

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

Douglas Balfour was appointed to the board of directors on June 7, 2007.  Mr Balfour is the General Manager of Quantum Research Group, a position he has held since October, 2007. Mr. Balfour has over thirty years experience working in the electronics industry including computer hardware, semiconductor, consumer products, display, audio software and IP licensing areas. Mr. Balfour was previously the Managing Director of Sensaura. He has also led the sales and marketing activities for Hitachi Europe in the field of display products and has held managerial roles in Texas Instruments and Siemens semiconductor divisions. Prior to entering the semiconductor field, Mr. Balfour held various positions with a number of multi-national computer companies. Mr. Balfour is a member of the Institute of Engineering and Technology, the Audio Engineering Society and the British Academy of Film and Television Arts.

There are no family relationships between any directors or officers of QSound.  There are no arrangements or understandings between any director or officer of the Company and any other person pursuant to which the director or officer was selected, except for employment agreements between QSound and Messrs. Gallagher and Bruce.

B.  Compensation

Remuneration paid or payable to our directors and executive officers during fiscal year 2007 was an aggregate $434,446 for compensation paid to Messrs. Gallagher and Bruce and Ms. Varvos.  Options to purchase 30,000 shares at the exercise price of $4.96 per share previously granted to Mr. Bruce were cancelled and in lieu thereof a share award of 10,000 fully paid shares was granted.  4000 of these shares vested and were issued on January 9, 2008 and 2000 shares are subject issuance upon vesting on each of June 30, September 30 and December 31, 2008. No cash or other bonuses were paid to executive officers in 2007.

Mr. Gallagher’s salary for 2007 was $224,226 ($240,000 Cdn.). In November 2007, the compensation committee determined that Mr. Gallagher’s outstanding options to purchase 100,000 common shares at the exercise price of  $1.65, which were to expire on December 30, 2007, be amended by extending the expiry date by one year to December 31, 2008. These options are granted under the Company’s 1998 Stock Option Plan and the amendment did not require shareholder approval.

Mr. Gallagher’s contract provides for salary, discretionary bonuses if approved by the board, and participation in any pension and profit sharing plan established from time to time by the board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund Mr. Gallagher’s pension plan is also payable in the foregoing circumstances and in the event of retirement prior to the age of  65.  Mr. Gallagher’s employment contract was renewed on September 30, 2007 for a further one year term. If there is a change in control of the Company Mr. Gallagher is entitled to vesting of any unvested options.

Mr. Gallagher participates in a registered individual pension plan that was put in place in 2002 to resolve an outstanding contingency relating to his employment contract.  In 2007 $25,615 Cdn was contributed to the plan for fiscal 2007. In 2006 $24,153 Cdn. was contributed to the plan for fiscal 2006.  In 2005 $22,749 Cdn. was contributed to the plan for fiscal 2005.  Further, $17,400 Cdn. (of $23,500 Cdn. which was accrued in 2005 as settlement for past wages that had been deferred by Mr. Gallagher prior to 2002) was contributed in 2006 to Mr. Gallagher’s RSP.

Our directors were paid cash compensation in the aggregate of $28,000 for their services in their capacity as directors; in addition, directors are reimbursed for reasonable travel and lodging expenses incurred in the provision of such services and receive stock options.

The following table gives information concerning stock options granted as compensation to outside directors during 2007.  These options were granted under the Stock Option Plan for Outside Directors which was previously approved by shareholders.

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on Date of Grant	Expiry Date
M. Patty Chakour	April 27, 2007	10,000	$4.77	$4.77	April 28, 2012
D. Tony Stelliga	April 27, 2007	10,000	$4.77	$4.77	April 28, 2012
Douglas Balfour	June 7, 2007	10,000	$4.41	$4.41	June 6, 2012

C.  Board Practices

During 2007, the members of our board of directors were David J. Gallagher, M. Patty Chakour, D. Tony Stelliga, Douglas Balfour (appointed June 7, 2007), Murray Bruce (appointed May 7, 2007 and resigned August 22, 2007) and Stanley E. McDougall (resigned May 4, 2007).  Directors are elected annually by shareholders at our annual meeting of shareholders, and serve until their successors are elected or appointed.

Our board of directors has two standing committees: an audit committee and a compensation committee.  Members of these committees are independent of management and qualify as independent under all relevant Canadian securities, SEC and NASDAQ Stock Market rules and regulations. These independent directors hold regularly scheduled meetings at which only independent directors are present.  At the date of this Annual Report the members of these committees are M. Patty Chakour, D. Tony Stelliga and Douglas Balfour.

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

•

preparation of a report to shareholders for inclusion in our information circular relating to the annual shareholder meetings; and

•

annual reassessment of the adequacy of the charter and recommendation of any proposed changes to the board.

D. Employees

At December 31, 2007 we had 21 employees and persons engaged by contract on a fulltime basis, of whom 9 were in research, product development and technical support, 5 were in marketing and sales, 1 was in customer support and 6 were in administrative positions.  One of these employees one was located in the United States, one was in the U.K., one was in Hong Kong and the remainder were located in Canada.

We are not subject to any collective bargaining agreements and believe our relationship with our employees is satisfactory.

E.  Share Ownership

The following tables show information as to share ownership by directors and executive officers as of March 14, 2008.

Shares

Name and Position	Common Shares Owned or Controlled	Percent of Class
David J. Gallagher President and CEO and Director	470,050[1]	5%
Joanna Varvos Corporate Secretary	126,000[2]	1%
Murray Bruce Controller	10,000[3]	*
M. Patty Chakour Director	30,000[4]	*
D. Tony Stelliga Director	30,000[4]	*
Douglas Balfour Director	10,000[5]	*

1 Includes options to purchase 446,000 common shares.

2Options to purchase 126,000 common shares.

3Issued pursuant to a share award.  6000 of these shares are subject to issuance upon vesting on each of June 30, September 30 and

 December 31, 2008.

4 Options to purchase 30,000 common shares.

5 Options to purchase 10,000 common shares.

* represents less than 1%

Options

The following tables show information as to options granted to directors and executive officers as of March 14, 2008.

Name and Position	Options	Exercise Price	Expiry Date
David J. Gallagher President and CEO and Director	235,190 110, 810 100,000	$1.04 $0.47 $1.65	July 22, 2011 December 2, 2011 December 30, 2008
Joanna Varvos Corporate Secretary	25,467 50,533 50,000	$1.04 $0.47 $2.05	July 22, 2011 December 2, 2011 April 1, 2009
M. Patty Chakour Director	10,000 10,000 10,000[1]	$3.57 $5.02 $4.77	June 29, 2010 May 1, 2011 April 28, 2012
D. Tony Stelliga Director	10,000 10,000 10,000[1]	$3.57 $5.02 $4.77	June 29, 2010 May 1, 2011 April 28, 2012
Douglas Balfour Director	10,000[1]	$4.41	June 6, 2012

1  2500 of these options are subject to vesting on April 27, 2008.

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

In 2007 we established an equity compensation plan for officers, employees and consultants which reserved up to 750,000 shares  for grant as awards consisting of stock awards and stock options (“2007 Plan”).  The 2007 Plan was approved at the meeting of shareholders which took place on April 27, 2007.   At the date of this report, 733,300 shares are issuable by way of stock awards and stock options under the 2007 Plan.  Under our 2006 Stock Option Plan for Outside Directors, 100,000 options remain available for the grant to outside directors.  Under our 2006 Employee Stock Option Plan 90,000 options remain available for grant to employees and consultants that are not officers or directors.

The board and the compensation committee administer our equity compensation plans.  With respect to awards to employees who are not officers and to consultants, the compensation committee may appoint a committee consisting of one or more persons to determine, among other things, the persons to whom awards will be made, the time or times at which such awards will be granted, the types of awards to be granted and the number of shares subject to such awards, and the specific terms, conditions, performance criteria, restrictions and other provisions applicable to awards, including, but not limited to, the duration, vesting and exercise periods.   In determining the size and vesting provisions of stock award and option grants, the factors considered are the individual's performance, achievement of objectives, responsibilities, base salary level, previous option and share award grants and the overall corporate performance of the Company.

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

If we declare a dividend payable in common shares, or we subdivide or consolidate our common shares or we are reorganized or merged with another corporation, the price and number of shares then subject to each stock award and option is to be adjusted so as to preserve the rights of the award recipient substantially proportionate to the rights of the award recipient prior to such event.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table discloses information regarding the beneficial ownership of our common shares as of March 15, 2008, by each person or entity known to own beneficially 5% or more of our outstanding common shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name

Number of Common Shares

Percentage of Outstanding

Beneficially Owned1

Common Shares2

KBW Partners

707,6923

7%

Fred Kayne4

665,3465

7%

John C. and Deborah A. Prelaz

550,0006

5%

David Gallagher

470,0507

5%

1 These shares do not carry voting rights different from the voting rights of our outstanding common shares.

2The percentage of outstanding common shares is based on 9,468,985 common shares outstanding as of March 15, 2008.

3  307,692 shares are issuable upon conversion of the convertible loan and 400,000 shares are issuable upon the exercise of warrants.  (See “Convertible Note” in Item 5. of this Annual Report.)

4  Mr. Kayne is a partner in KBW Partners.

5  These shares are disclosed in Schedule 13D filed on March 27, 2006.

6  These shares are disclosed in Schedule 13D filed on March 14, 2008

7  Includes options to purchase 446,000 common shares

At March 14, 2008 we had 9,468,985 common shares issued and outstanding.  At such date, there were 365 shareholders of record in the United States who collectively held approximately 83% of our outstanding common shares.

We are not directly or indirectly owned or controlled by any other corporation, foreign government or legal person.  We know of no arrangements which may result in a change of control of our Company at a future date.

B.  Related Party Transactions

We did not have any material transactions with any of our related parties during fiscal year 2007 except for compensation of executive officers as employees or consultants.  (See “Compensation” in Item 6. B of this Annual Report).

Except for immaterial advances in the ordinary course of business that may have been outstanding on a short-term basis, no related party was indebted to us during fiscal year 2007.

`

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 17.

Export Sales

In the past three fiscal years we have derived over 97% of our revenues from export sales made to customers outside Canada. In 2007 77% of our export sales were made to the United states, 22% were made to Asian companies located in Japan, Hong Kong, Taiwan, Korea and China, and a further 1% were made to other areas.  In 2006 49% of our export sales were made to the United States, 50% were made to Asian companies located in Japan, Hong Kong, Taiwan, Korea and China.  In 2005 63% of our export sales were made to the United States, 32% were made to Asian companies located in Japan, Hong Kong, Taiwan, Korea and China, and a further 5% were made to other areas.

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

The high and low market prices for the last five fiscal years:

Fiscal Year

High

Low

2007

6.09

2.03

2006

6.45

3.25

2005

8.47

2.15

2004

8.40

1.52

2003

2.65

1.01

The high and low market prices for each of the four quarters of  2007 and 2006:

Quarter Ending

High

Low

December

2007

3.90

2.03

September

2007

4.39

2.47

June

2007

5.21

3.50

March

2007

6.09

4.31

December

2006

5.47

4.28

September

2006

5.50

3.58

June

2006

6.45

3.65

March

2006

4.74

3.25

The high and low market prices for each of the last six months:

Month

High

Low

February

2008

2.29

1.75

January

2008

2.60

2.04

December

2007

2.71

2.04

November

2007

3.45

2.03

October

2007

3.90

3.10

September

2007

3.73

2.88

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

Shares

We are authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, and an unlimited number of second preferred shares.  At the date of this Annual Report there are 9,468,985 common shares, and no preferred shares, outstanding.

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

We are required by Alberta law and our by-laws to hold an annual meeting of shareholders in each year not later than fifteen months following the last annual meeting.  A notice in writing stating the time and place of the meeting, the nature of any special business to be transacted and the text of the related proposed special resolution must be given to shareholders of record not less than 21 days and not more than 50 days prior to the meeting. In addition, Canadian securities regulatory policy requires us to deliver these shareholder meeting materials to brokers and intermediaries who hold shares on behalf of beneficial shareholders who do not hold their shares of record. Electronic delivery is permitted. The brokers and intermediaries must seek voting instructions from the beneficial shareholders.  Holders of five percent or more of issued voting shares may requisition the directors to call a meeting for the purpose stated in the requisition.  If the directors do not call a meeting within twenty-one days of the requisition, any shareholder who signed the requisition may call the meeting.  Shareholders may vote at meetings in person or by proxy.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code;  (i) U.S. Holders who are U.S. expatriates or former long-term residents of the United States.; or (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of QSound.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

As discussed below, QSound does not believe that it was a “passive foreign investment Company” for the taxable year ended December 31, 2007, and does not expect that it will be a “passive foreign investment Company” for the taxable year ending December 31, 2008.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by QSound concerning its “passive foreign investment Company” status or that QSound will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year.  Accordingly, although QSound expects that it may be a QFC for the taxable year ending December 31, 2008, there can be no assurances that the IRS will not challenge the determination made by QSound concerning its QFC status, that QSound will be a QFC for the taxable year ending December 31, 2008 or any subsequent taxable year, or that QSound will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and resourced as “foreign source” under the U.S.-Canada Tax Convention and the U.S. Holder elects to treat such gain as “foreign source”.

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

QSound does not believe that it was a PFIC for the taxable year ended December 31, 2007, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2008.  The determination of whether QSound was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether QSound will be a PFIC for the taxable year ending December 31, 2008 and each subsequent taxable year depends on the assets and income of QSound over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by QSound concerning its PFIC status or that QSound was not, or will not be, a PFIC for any taxable year.

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

This summary is based upon the current provisions of the Act, the Regulations promulgated thereunder, the Canada-United States Income Tax Treaty Convention (1980) (the "1980 Convention") and our understanding of the current administrative practices published by the Canada Revenue Agency.  This summary takes into account proposals to amend the Act, the Regulations and the 1980 Convention announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations which may vary significantly from those discussed herein.  Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences to them of purchasing, owning and disposing of such shares having regard to their particular circumstances.

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

Shareholders who are residents of the United States for purposes of the 1980 Convention will generally be entitled to the benefits of the 1980 Convention.

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

Generally a non-resident person is not subject to income tax in Canada on any capital gain arising on the disposition of shares of a corporation which are listed on a designated stock exchange unless such shares constitute “taxable Canadian property” to such holder.  Generally, shares will be taxable Canadian property to a non-resident person only if, at any time during the five year period immediately preceding the disposition, the non-resident person, either alone or together with persons with whom such non-resident did not deal at arm’s length, owned  25 percent or more of the issued shares of any class of the capital stock of the corporation, or the non-resident's shares were acquired in a tax deferred exchange in consideration for property that was itself taxable Canadian property.

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

Not Applicable.

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

Not Applicable.

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

The Company invests excess funds in a manner that preserves capital, provides liquidity and generates the highest available after-tax return. To limit exposure to market risk, the Company places its cash in banks and cash not required for immediate operations is placed in bank term deposits. At December 31, 2007 this amounted to $940,927 (2006: $2,055,166). The fair value of QSound’s cash and cash equivalents would not be significantly impacted by a decrease in interest rates. All cash and cash equivalents are carried at fair value, which approximates cost.

The Company’s convertible loan notes are for the principal amount of $1,000,000 and are repayable on March 27, 2011. The notes bear interest at US prime rate, based on the prime rate in effect on the last day of the immediately preceding calendar quarter, and is payable quarterly in arrears. The US prime rate at December 31, 2007 was 7.25%. The weighted average interest rate for the year ended December 31, 2007 was 7.88% (2006: 8.08%). The Company has exposure to interest rate fluctuations on its convertible loan notes but the Company would not be significantly impacted by an increase in interest rates.

The Company has not entered into any contracts to hedge its interest rate risk during 2007.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
We conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)) as of December 31, 2007. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and are operating in an effective manner. Based on that evaluation we concluded that our disclosure controls and procedures were not effective due to the material weakness in our internal controls over financial reporting noted below.

Management's Report on Internal Control over Financial Reporting
QSound's management is responsible for establishing and maintaining a system of adequate internal controls over financial, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control Over Financial Reporting - Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Company has identified the following material weakness:

       •         Due to the limited number of accounting staff at QSound, it is not feasible to achieve complete segregation of duties.

This weakness could result in more than a remote likelihood that a material misstatement would not be prevented or detected.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to such attestation pursuant to temporary SEC rules which permit the Company to provide only management's report in this Annual Report.

Changes in Internal Controls Over Financial Reporting
In order to address the above mentioned weakness management plans on further improving the review process undertaken by both the audit committee and board of directors. Management will review existing mitigating controls, and if appropriate implement changes to internal controls over financial reporting whereby more effective mitigating controls will be adopted.

Inherent Limitations of Disclosure Controls and Internal Control Over Financial Reporting
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

ITEM 16C.  Principal Accountant Fees and Services

Audit Fees

Grant Thornton, who acted as our accountants from April 29, 2005 to October 6, 2006, billed $11,000 in 2007 and $96,000 in 2006 for audit services and services related to statutory filings.  KPMG, our external accountants prior to April 29, 2005 and after October 6, 2006, billed $185,048 in 2007 and $9,520 in 2006 for audit services and services related to statutory filings.

Audit-Related Fees, Tax Fees and All Other Fees

Grant Thornton and KPMG did not bill any audit-related, tax or other fees in 2007 or 2006.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements of QSound Labs, Inc.

Report of Independent Registered Public Accounting Firm to the Shareholders.

Management's Report

Consolidated Balance Sheets – December 31, 2007 and 2006.

Consolidated Statements of Operations and Deficit – Years ended December 31, 2007, 2006 and 2005.

Consolidated Cash Flows – Years ended December 31, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements – Years ended December 31, 2007, 2006 and 2005.

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

13.1

Certification of President and Chief Executive Officer under section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer under section 906 of the Sarbanes-Oxley Act of 2002.

14.1

KPMG Consent of Auditors.

14.2

Grant Thornton Consent of Auditors (Incorporated by reference to our Annual Report on Form 20-F filed March 23, 2007.)

15.1

Audit Committee Charter  (Incorporated by reference to our Annual Report on Form 20-F filed March 21, 2005.)

15.2

Audit Committee Charter dated  August 2, 2006 (Incorporated by reference to our Annual Report on Form 20-F filed March 23, 2007).

15.3

Audit Committee Charter dated  August 8, 2007.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QSound Labs, Inc.

/s/ David J. Gallagher

David J. Gallagher

President and Chief Executive Officer

March 28, 2008

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

Certification of Chief Financial Officer under section 906 of the Sarbanes-Oxley Act of 2002.

14.1

KPMG Consent of Auditors.

14.2

Grant Thornton Consent of Auditors (Incorporated by reference to our Annual Report on Form 20-F     filed March 23, 2007.)

15.1

Audit Committee Charter (Incorporated by reference to our Annual Report on Form 20-F filed March     21, 2005.)

15.2

Audit Committee Charter dated  August 2, 2006 (Incorporated by reference to our Annual Report on

Form 20-F filed March 23, 2007).

15.3

Audit Committee Charter dated  August 8, 2007.

Consolidated Financial Statements

kpmg

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of QSound Labs, Inc. (the "Company") as of December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2007, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

Chartered Accountants

Calgary, Canada

March 5, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative

Management’s Report

The accompanying consolidated financial statements of QSound Labs Inc. and all of the information included in this report are the responsibility of management and have been approved by the Company's Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

In discharging its responsibilities, management maintains and relies upon a system of internal controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are properly accounted for and adequately safeguarded. Management has tested the effectiveness of internal controls.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, composed entirely of independent directors, meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the financial statements with both management and the independent auditors and reports its finding to the Board of Directors before such statements are approved by the Board.

David Gallagher

President, Chief Executive Officer

and Chief Financial Officer

Consolidated

Balance sheets

December 31, 2007 and 2006

(Expressed in United States dollars)

	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$1,232,255	$2,316,476
Accounts receivable (net) and accrued revenue	506,648	316,298
Note receivable	27,400	6,000
Inventory	12,217	19,422
Deposits and prepaid expenses	188,568	60,933
	1,967,088	2,719,129

Employee future benefits (note 11)	95,551	–
Note receivable	–	55,325
Property and equipment (note 3)	258,414	348,280
Deferred development costs (note 4)	235,350	313,800
Intangible assets (note 5)	70,260	98,351
	$2,626,663	$3,534,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$262,718	$268,439
Deferred revenue	22,820	45,572
	285,538	314,011

Convertible notes (note 6)	446,140	389,862

Shareholders’ equity
Share capital (note 7)	47,473,681	47,208,942
Warrants (note 8)	1,027,114	1,027,114
Contributed surplus (note 9)	2,686,757	2,581,456
Deficit	(49,292,567)	(47,986,500)
	1,894,985	2,831,012

	$2,626,663	$3,534,885

See accompanying notes to consolidated financial statements.

Approved by the Board:

/s/ David Gallagher
David Gallagher
Director

/s/ Marian P. Chakour
M. Patty Chakour
Director

Consolidated

Statements of Operations and Deficit

Years ended December 31, 2007, 2006 and 2005

(Expressed in United States dollars)

	2007	2006	2005
REVENUE
Royalties, license and engineering fees	$2,142,834	$1,692,669	$1,056,509
Product sales	236,305	296,361	486,731
	2,379,139	1,989,030	1,543,240
Cost of product sales	86,930	85,673	179,781
	2,292,209	1,903,357	1,363,459
EXPENSES
Marketing	1,215,544	1,111,988	999,875
Operations	141,234	136,386	216,409
Product engineering	787,024	819,277	952,050
Administration	1,117,356	973,208	882,885
Foreign exchange loss	3,751	25,912	2,832
Amortization	226,509	331,419	360,898
Impairment of property and equipment (note 3)	–	167,809	89,754
Impairment of intangible assets	–	–	428,453
	3,491,418	3,565,999	3,933,156

Loss before other items	(1,199,209)	(1,662,642)	(2,569,697)

OTHER ITEMS
Interest income	72,559	85,686	56,700
Interest on convertible notes	(81,240)	(61,336)	–
Accretion expense on convertible notes	(56,278)	(45,083)	–
Gain on sale of property and equipment	586	–	–
	(64,373)	(20,733)	56,700

Loss before taxes	(1,263,582)	(1,683,375)	(2,512,997)
Foreign withholding tax	(42,485)	(50,849)	(37,711)
Net loss	(1,306,067)	(1,734,224)	(2,550,708)

Deficit, beginning of year	(47,986,500)	(46,252,276)	(43,701,568)

Deficit, end of year	$(49,292,567)	$(47,986,500)	$(46,252,276)

Loss per common share (basic and diluted)	$(0.14)	$(0.19)	$(0.30)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

Years ended December 31, 2007, 2006 and 2005

(Expressed in United States dollars)

	2007	2006	2005
Cash provided by (used in):

OPERATIONS
Loss for the year	$(1,306,067)	$(1,734,224)	$(2,550,708)

Items not requiring (providing) cash:
Amortization	226,509	331,419	360,898
Stock based compensation	213,541	380,614	134,793
Accretion expense on convertible notes	56,278	45,083	–
Employee future benefits	(95,551)	–	–
Gain on sale of property and equipment	(586)	–	–
Impairment of property and equipment	–	167,809	89,754
Impairment of intangible assets	–	–	428,453
Other	(2,076)	(4,021)	–
Changes in non-cash working capital balances (note 12)	(339,253)	104,669	(57,747)
	(1,247,205)	(708,651)	(1,594,557)

FINANCING
Issuance of common shares, net	156,499	857,882	165,008
Proceeds on issuance of convertible notes	–	1,000,000	–
	156,499	1,857,882	165,008

INVESTMENTS
Note receivable	36,000	26,442	(82,648)
Purchase of property and equipment	(18,243)	(42,426)	(188,890)
Deferred development costs	–	(39,500)	(352,750)
Purchase of intangible assets	(11,858)	–	(50,977)
Proceeds from sale of property and equipment	586	–	–
	6,485	(55,484)	(675,265)

Increase (decrease) in cash and cash equivalents	(1,084,221)	1,093,747	(2,104,814)
Cash and cash equivalents, beginning of year	2,316,476	1,222,729	3,327,543

Cash and cash equivalents, end of year	$1,232,255	$2,316,476	$1,222,729

Cash on hand and balances with banks	$291,328	$261,310	$32,842

Short term deposits with banks	$940,927	$2,055,166	$1,189,887

Supplementary information (note 12)

See accompanying notes to consolidated financial statements

Notes

to Consolidated Financial Statements

Years Ended December 31, 2007, 2006, and 2005

(Expressed in United States dollars)

1.

Financial statement presentation:

The consolidated financial statements include the accounts of QSound Labs, Inc., a company organized under the laws of the Province of Alberta, and its subsidiaries (collectively “QSound” or the “Company”) and are presented in accordance with Canadian generally accepted accounting principles. These accounting principles, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 17. All amounts are expressed in United States Dollars

QSound Labs, Inc. is an audio technology company which develops proprietary audio solutions, including virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia and Internet markets. Its subsidiaries QCommerce Inc. and QTelNet Inc. provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

2.

Significant accounting policies:

Measurement uncertainty:

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Amounts recorded for depreciation, valuation of convertible notes and income taxes (which are subject to re-assessment by tax authorities) and recoverability of deferred development costs are based on management estimates and assumptions.

Revenue recognition:

The Company generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on their fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (which is when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Cash and cash equivalents:

Cash and cash equivalents include short term deposits with initial maturities of three months or less at the date of acquisition. At December 31, 2007 cash and cash equivalents are classified as held for trading and carried at fair value.

Inventory:

Inventory is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.

Foreign currency translation:

The Company’s functional currency is United States Dollars. The Company translates its foreign denominated monetary assets and liabilities at the exchange rate prevailing at the year end. Non-monetary assets, liabilities and depreciation are translated at historic rates. Revenues and expenses are translated at the average rate of exchange for the year and any resulting foreign exchange gains or losses are included in determination of net income or loss for the year.

Property and equipment:

Property and equipment is recorded at cost and is amortized over the expected useful life of the assets as follows:

Assets	Basis	Rate
Sound source and control equipment	Declining balance	20%
Real time systems	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	30%
Software and production tooling	Declining balance	30%

The carrying value of property and equipment is assessed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred except if they relate to a specific product or process that meet certain criteria and are expected to be fully recoverable, in which case these costs are deferred.

Amortization of deferred development costs commences with commercial production or use of the process at an annual rate of 20% over its estimated useful economic life.

The Company assesses impairment of deferred development costs by determining whether their recoverable amounts are less than their unamortized balance.  When a potential impairment is identified, the amount of impairment is calculated by reference to the related net present value of expected future cash flows and charged to period earnings.

Intangible assets:

Patents and trademarks and purchased customer lists are recorded at cost and are amortized over the expected useful life of the assets, which has been estimated to be 5 years.  Their carrying value is assessed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income taxes:

The Company uses the asset and liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities as a result of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the substantive enactment date.

To the extent that future income tax assets are not considered to be more likely than not to be realized, a valuation allowance is provided.

Per share amounts:

Basic per share amounts are calculated using the weighted average number of common shares outstanding for the year. The Company applies the treasury stock method to calculate diluted per share amounts. The treasury stock method assumes that any proceeds from the exercise of in-the-money stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period.

Stock based compensation:

Stock options: The fair value of each option granted is estimated on the date of grant using the Black Scholes option pricing model. This amount is credited to contributed surplus and expensed over the vesting period. Upon exercise of the options, the exercise proceeds together with amounts credited to contributed surplus are credited to share capital.

Share awards: The fair value of each award issued is calculated using the closing price on the date of grant.

Employee future benefits:

The costs of the defined benefit pension plan are determined using the projected benefit method prorated on service and management's best estimate of future salary levels, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are valued at a market related value. Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The cost of the Company’s portion of the defined contribution plan is expensed as incurred.

Financial instruments:

Concentration of credit risk: Financial instruments that primarily subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. Cash and cash equivalents consist of deposits with, or guaranteed by, major commercial banks. With respect to accounts receivable, the Company performs credit evaluations of the financial condition of its licensees, and in certain instances, requires prepaid royalties from them. Management assesses the need for allowances for credit losses by considering the risk of specific customers and other available information.

At December 31, 2007, three entities represented 69% (2006: 66%) of accounts receivable. During 2007, five customers, within the Audio segment, contributed 71% of the total revenues, each providing greater than 10% of the total revenues.  For 2006, three customers within the audio segment contributed 52% of the total revenues, each providing greater than 10% of the total revenues whilst in 2005 two customers within the audio segment contributed 23% of total revenues.

Interest rate risk: The Company is subject to interest rate risk on its cash and cash equivalents and convertible notes as each bears interest at floating rates.

Foreign currency risk: The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables. The Company has not, at December 31, 2007, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

Changes in accounting policies:

Financial instruments: Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments - Recognition and Measurement, retrospectively without restatement. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The adoption of this Handbook Section had no impact on opening deficit.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are initially measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable and note receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and convertible notes, are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the year ended December 31, 2007.

In addition, the Company adopted the new recommendations of CICA Handbook Section 1530, Comprehensive Income and Section 3251, Equity, retroactively without restatement. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

The Company had no “other comprehensive income” transactions during the year ended December 31, 2007, and no opening or closing balances for accumulated other comprehensive income or loss.

Accounting changes: Effective January 1, 2007, the Company adopted revised CICA Handbook Section 1506, Accounting changes. The amendments in the revised standard indicate that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. When a change in accounting policy is made, this change is applied retrospectively unless impractical. Changes in accounting estimates are generally applied prospectively and material prior period errors are corrected retrospectively. This section outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, complete description of the policy, primary source of GAAP and detailed effect on financial statement line items.

3.

Property and equipment:

2007	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$553,715	$545,408	$8,307
Real time systems	905,534	903,486	2,048
Furniture and fixtures	230,853	214,924	15,929
Computer equipment	1,147,938	965,322	182,616
Software and production tooling	1,632,281	1,582,767	49,514
	$4,470,321	$4,211,907	$258,414

2006	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$550,664	$536,591	$14,073
Real time systems	905,534	902,608	2,926
Furniture and fixtures	230,853	211,714	19,139
Computer equipment	1,132,745	891,337	241,408
Software and production tooling	1,632,281	1,561,547	70,734
	$4,452,077	$4,103,797	$348,280

In accordance with the Company’s accounting policy, an analysis of property and equipment was completed in 2006 on the telephony assets, as changes in this market indicated that the carrying amount may not be recoverable. Included in accumulated amortization above are asset impairment charges of $167,809 (2005: $89,754) relating to software and production tooling. During 2007 there were no events or changes in circumstances that indicated that the carrying value of the remaining assets would not be recoverable.

4.

Deferred development costs:

	2007	2006
Software development costs	$844,064	$844,064
Accumulated amortization	608,714	530,264
Net book value	$235,350	$313,800

In 2007, amortization of $78,450 (2006: $78,450; 2005: $64,974) was recorded and included in amortization expense.

5.

Intangible assets:

	2007	2006
Patents and trademarks	$939,669	$927,811
Accumulated amortization	869,409	829,460
Net book value	$70,260	$98,351

6.

Convertible notes:

On March 27, 2006 the Company issued $1,000,000 in convertible notes and 400,000 related share purchase warrants. The notes are due in five years and bear interest at the US prime rate payable quarterly in arrears.

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

The warrants also provide for an adjustment to the exercise price in the event that the Company issues securities convertible into shares at a price less than the then applicable exercise price, in which case the exercise price shall be reduced to the same exercise price as that of the convertible securities subsequently issued.

The convertible notes were bifurcated into an equity component and a liability component, which together with the warrants were fair valued on initial recognition, with the total cash proceeds being allocated to the components on a pro-rata basis using the calculated fair values. As these notes are classified as other financial liabilities and measured at amortized cost, the difference between the $1,000,000 due on maturity and the initial liability component will be accreted over the term of five years. The accretion amount expensed and added to the convertible notes liability was $56,278 (2006: $45,083).

	2007	2006

Fair value of loan	$785,980	802,283

Face value of loan	$1,000,000	1,000,000
Accretion expense to be recognized in future periods	553,860	610,138
Carrying value of loan	$446,140	389,862

7.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance December 31, 2004	8,404,085	$45,792,526

Issued upon exercise of options	257,900	222,521
Share issue costs	–	(35,992)
Balance December 31, 2005	8,661,985	45,979,055

Issued upon exercise of options	213,600	508,155
Issued upon exercise of warrants	500,000	737,450
Share issue costs	–	(15,718)
Balance December 31, 2006	9,375,585	47,208,942

Issued upon exercise of options	76,700	243,375
Share awards issued	10,700	31,345
Share issue costs	–	(9,981)
Balance December 31, 2007	9,462,985	$47,473,681

8.

Warrants:

	Number of Warrants	Consideration
Balance December 31, 2004	1,235,869	$1,502,331

Expired	(521,739)	(598,593)
Balance December 31, 2005	714,130	903,738

Exercised	(500,000)	(217,450)
Issued	400,000	340,826
Balance December 31, 2006 and 2007	614,130	$1,027,114

Each warrant outstanding at December 31, 2007 is exercisable into one common share of the Company as follows:

Warrants Outstanding and Exercisable	Exercise Price	Remaining Term (years)
75,000	$7.77	2.0
139,130	9.12	2.0
400,000	4.50	3.2
614,130	$5.95	2.8

9.

Contributed surplus:

Balance December 31, 2004	$1,329,136

Stock - based compensation	134,793
Options exercised	(21,521)
Expired warrants	598,593
Balance December 31, 2005	2,041,001

Stock - based compensation	380,614
Options exercised	(154,555)
Value of equity component of convertible notes	314,396
Balance December 31, 2006	2,581,456

Stock - based compensation	182,196
Options exercised	(76,895)
Balance December 31, 2007	$2,686,757

10.

Stock option plan:

On April 27, 2007 at the Company’s Annual and Special Meeting, the Equity Compensation Plan for officers, employees and consultants of the Company was approved. There are 750,000 common shares reserved for issuance, either via Stock Awards or Stock Options, under this plan.

Stock options awarded expire no later than 10 years after date of grant; have an exercise price not less than Fair Market Value on date of grant; and will vest either evenly over a service period or on achievement of performance objectives.

(a) In 2007, the Company awarded 10,700 vested shares with a weighted average grant-date fair value of $2.93 to various employees. A non cash expense of $31,345 (2006: $Nil; 2005: $Nil) was charged to earnings in respect of these awards.

(b) A summary of the Company’s outstanding stock options at December 31, 2007, 2006 and 2005 and changes during those years is presented below

	Number of Shares	Weighted average exercise price
Balance December 31, 2004	1,157,500	$0.87

Granted	180,933	2.59
Exercised	(257,900)	0.78
Cancelled or expired	(53,000)	4.56
Balance December 31, 2005	1,027,533	1.48

Granted	170,000	4.69
Exercised	(213,600)	1.66
Cancelled or expired	(2,233)	2.40
Balance December 31, 2006	981,700	1.99

Granted	30,000	4.65
Exercised	(76,700)	2.17
Cancelled or expired	(76,500)	4.57
Balance December 31, 2007	858,500	$1.84

All stock options granted have expiry dates between 2008 and 2015. Of the stock options granted in 2007, 15,000 stock options vested in 2007 and 15,000 stock options vest in 2008. The table below summarizes unexercised stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.47 to 1.65	531,500	3.2	$0.99	531,500	$0.99
2.05 to 2.40	188,500	4.43	2.24	98,500	2.09
3.50 to 3.57	35,000	1.46	3.54	35,000	3.54
3.57 to 5.33	103,500	3.69	4.89	71,000	4.90
	858,500	3.43	$1.84	736,000	$1.63

In 2007, a non cash expense of $182,196 (2006: $380,614; 2005: $134,793) was recorded reflecting the fair value of employee and directors stock options granted and vesting during the year.  Of the $182,196 expense, $16,100 related to modification of 100,000 existing stock options. These fully vested stock options had their expiry date extended through to 2008.

The fair value of the options granted during 2007, 2006 and 2005 is estimated on the day of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk free interest rate	4.79%	4.8%	4.5%
Volatility	45.47%	64%	66%
Expected life	2 years	2 years	3.4 years
Dividend yield	0%	0%	0%
Forfeitures	0%	10%	28%

11.

Employee future benefits:

(a) The defined benefit pension plan for the President

The Company established an individual pension plan for the President in 2003. The Company’s policy is to make annual contributions as determined by regular actuarial valuations, up to the date of retirement. Contributions to the plan are expected to return an average of 7.5% per annum between each triennial valuation. If a funding deficiency exists at the valuation date the Company will be responsible for any shortfall. The next actuarial evaluation occurs on January 1, 2009.

Details of this plan are as follows:

	2007	2006

Fair value of plan assets	$430,112	$352,507
Accrued benefit obligation	(435,191)	(322,372)

Funded Status – (deficit) surplus	(5,079)	30,135
Unamortized net actuarial loss / (gain)	35,910	(12,465)
Unamortized past service costs	64,720	–
Accrued benefit asset	$95,551	$17,670

At December 31, 2007 an accrued benefit asset has been recognized in the financial statements as it is now considered significant. The economic assumptions used to determine benefit obligation and periodic expense were:

	2007	2006	2005

Discount rate	5.5%	5.5%	5.5%
Expected rate of return on assets	7.5%	7.5%	7.5%
Rate of compensation increase	5.5%	5.5%	5.5%
Average remaining service period of covered employee	10	11	12

Pension expense, included in marketing expense, is as follows:

	2007	2006	2005

Current service cost	$23,832	$21,001	$18,551
Interest on accrued benefit obligation	20,536	24,329	20,743
Expected return on plan assets	(29,560)	(24,079)	(19,734)
Amortization of past service costs	6,633	–	–
Recognition of accrued benefit asset	(93,232)	–	–
Pension expense	$(71,791)	$21,251	$19,560

The Company expects to contribute $27,778 to the plan in 2008.

(b) The defined contribution savings plan for Canadian employees

In 2007, the Company established a new defined contribution savings plan for its Canadian employees, whereby the Company matches employee contributions to a maximum of six percent of each employee’s salary. In 2007, the Company contributed $18,748 to this plan.

12.

Supplementary information:

(a)

Per share amounts

The following table summarizes the common shares used in per share calculations

	2007	2006	2005
Weighted average common shares outstanding (basic and diluted)	9,420,808	9,156,085	8,497,201

(b)

Net change in non-cash working capital

	2007	2006	2005
Accounts receivable	$(190,350)	$85,226	$(190,557)
Inventory	7,205	21,016	122,130
Deposits and prepaid expenses	(127,635)	15,213	(14,708)
Accounts payable and accrued liabilities	(5,721)	(17,347)	40,122
Deferred revenue	(22,752)	561	(14,734)
	$(339,253)	$104,669	$(57,747)

(c)

Supplementary cash flow information

Interest received in cash	$80,377	$75,291	$55,981

Interest paid in cash	$103,294	$19,747	$–

Taxes paid in cash	$47,612	$50,849	$37,711

13.

Income taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the loss for the year.  The reasons for the differences are as follows:

	2007	2006	2005
Loss before taxes	$(1,263,582)	$(1,683,375)	$(2,512,997)
Combined Canadian Federal and Provincial statutory rate	32.12%	32.49%	33.62%
Computed tax (recovery)	(405,863)	(546,926)	(844,870)
Increase (decrease) resulting from:
Change in valuation allowance	934,000	(968,000)	172,000
Reduction of unrealized future tax assets for enacted changes in income tax rates	1,211,415	561,386	34,467
Benefit of tax deductions not previously recognized	(1,110,237)	–	–
Stock based compensation	68,589	140,307	45,317
Reduction due to expired Canadian tax losses	32	296,148	424,220
Reduction due to expired US tax losses	–	876,607	514,500
Impact of strengthening exchange rate	(680,642)	(322,557)	(321,878)
Other permanent differences	25,191	13,884	13,955
Actual expense	$42,485	$50,849	$37,711

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2007	2006
Future income tax assets:
Property and equipment	$1,465,000	$(7,000)	$1,458,000	$1,436,000
Share issue costs	17,000	–	17,000	27,000
Loss and SRED carry-forwards	3,964,000	2,845,000	6,809,000	5,839,000
Intangible assets	160,000	66,000	226,000	250,000
	5,606,000	2,904,000	8,510,000	7,552,000
Future income tax liability:
Employee future benefits	(24,000)	–	(24,000)	–
Less: valuation allowance	(5,582,000)	(2,904,000)	(8,486,000)	(7,552,000)
Net future tax assets	$–	$–	$–	$–

The Company has Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards of $9,294,773 which have no expiry.  The Company also has Canadian non-capital loss carry-forwards and United States net operating loss carry-forwards which expire in the following years:

	Canada	United States
2008	$101	$776,287
2009	–	373,177
2010	1,683,952	412,789
2011	–	107,980
2012	–	59,918
2014	1,392,878	–
2015	1,589,969	–
2018	–	2,052,039
2019	–	164,364
2020	–	1,295,294
2021	–	1,422,885
2022	–	188,145
2023	–	716,280
2024	–	149,172
2025	–	241,877
2026	885,981	92,041
2027	1,015,994	76,038
	$6,568,875	$8,128,286

14.

Segmented information:

The Company has three operating segments consisting of Audio Products (“Audio”), E-Commerce Products (“E-Commerce”), and Voice Over Internet Protocol Products (“Telephony”).  Audio involves the development and marketing of sound enhancement technology for use in various industries. E-Commerce involves the development and marketing of internet business services. Telephony involves the development and marketing of telecommunication over internet equipment and software.

2007	Audio	E-Commerce	Telephony	Total

Revenue	$2,241,735	$133,905	$3,499	$2,379,139
Amortization	197,095	15,296	14,118	226,509
Loss before other items	(1,071,197)	(91,740)	(36,272)	(1,199,209)
Interest income	71,007	21	1,531	72,559
Segment assets	2,468,178	118,913	39,572	2,626,663
Expenditures for property and equipment	18,243	–	–	18,243
Expenditures for intangible assets	11,858	–	–	11,858

2006	Audio	E-Commerce	Telephony	Total

Revenue	$1,799,395	$158,269	$31,366	$1,989,030
Amortization	217,004	28,554	85,861	331,419
Impairment of property and equipment	–	–	167,809	167,809
Loss before other items	(1,261,852)	(97,991)	(302,799)	(1,662,642)
Interest income	81,329	19	4,338	85,686
Segment assets	3,294,716	75,977	164,192	3,534,885
Expenditures for property and equipment	42,111	315	–	42,426

2005	Audio	E-Commerce	Telephony	Total

Revenue	$1,304,832	$182,940	$55,468	$1,543,240
Amortization	211,464	27,045	122,389	360,898
Impairment of property and equipment	1,362	–	88,392	89,754
Impairment of intangible assets	–	–	428,453	428,453
Loss before other items	(1,281,926)	(234,456)	(1,053,315)	(2,569,697)
Interest income	54,470	12	2,218	56,700
Segment assets	2,495,997	84,574	421,744	3,002,315
Expenditures for property and equipment	73,881	25,201	89,808	188,890
Expenditures for intangible assets	50,563	414	–	50,977

Geographic information	2007 Revenue	2006 Revenue	2005 Revenue
Canada	$147,983	$13,769	$10,472
United States	1,702,006	980,709	966,980
Asia	504,400	985,836	489,625
Europe	19,150	–	49,026
Other	5,600	8,716	27,137
	$2,379,139	$1,989,030	$1,543,240

As at December 31, 2007, 2006 and 2005, substantially all of the Company’s assets and employees were located in Canada.

15.

Commitments and contingencies:

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2007 to make the following minimum lease payments over the next five years and in total:

2008	$97,744
2009	17,183
2010	10,023
2011	–
2012	–
$124,950

Minimum lease payments of $121,308 (2006: $98,872; 2005: $92,756) are included in the calculation of the loss for the year.

16.

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

17.

United States accounting principles:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Any differences in United States generally accepted accounting principles (“US GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)

From 2003 through 2005, the Company accounted for its stock based awards in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", which required the use of a fair value-based method of accounting for stock-based compensation plans. Prior to 2003, under US GAAP, $202,058 of stock based compensation costs for stock options issued to third parties were expensed.  No entry was made under Canadian GAAP.

(b)

The Company has applied SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” in accounting for its production costs of software. Accordingly, $80,871 was expensed to product engineering until May 17, 2005 when technological feasibility was established. Costs subsequent to this date were capitalized as they related to the production of ‘product masters’. In 2006 amortization of these costs commenced on a straight line basis over the remaining estimated useful economic life of the product which is 5 years. Resultant from $80,871 of the costs being expensed rather than capitalized during 2005, the amortization recorded for 2007 is $20,218 lower under US GAAP.

(c)

The Company has also determined that the conversion feature of the convertible notes meet the embedded derivative scope exemption requirements of SFAS 133. As such, the conversion option has not been separated under US GAAP. However, the Company has separated the beneficial conversion feature associated with the conversion price being less than the market price at the transaction date. The Company determined that the intrinsic value of the beneficial conversion feature was $586,978, which reduced the initial carrying value of the notes to $72,196, for US GAAP purposes, with a corresponding entry made to equity. As a result, additional accretion expense is recognized for US GAAP purposes.

(d)

The Company has applied SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans” effective January 1, 2006. Under SFAS 158, the Company is required to recognize its funded status as an asset or liability. Accordingly, the accrued benefit asset recognized for Canadian GAAP purposes would not be recognized under US GAAP, as the funded status deficit is required to be recognized in the Balance Sheet, with the unamortized past service costs and actuarial loss / gain recognized within Accumulated Other Comprehensive Income.

The effect on the net loss for each of the years in the three year period ended December 31, 2007 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

Years ended December 31,	2007	2006	2005
Net loss for the year as reported in accordance with Canadian GAAP	$(1,306,067)	$(1,734,224)	$(2,550,708)
Development expense (b)	–	–	(80,871)
Amortization of deferred development costs (b)	20,218	20,218	–
Accretion of debt discount (c)	23,007	32,331	–
Net loss under US GAAP	$(1,262,842)	$(1,681,675)	$(2,631,579)

Net loss per share (basic and diluted) under US GAAP	$(0.13)	$(0.18)	$(0.31)

The effect on the other comprehensive loss for each of the years in the three year period ended December 31, 2007 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

Years ended December 31,	2007	2006	2005
Other comprehensive loss for the year as reported in accordance with Canadian GAAP	$–	$–	$–
Employee future benefits (d)	(100,630)	–	–
Other comprehensive loss under US GAAP	$(100,630)	$–	$–

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted accounting principles is as follows:

December 31, 2007	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$1,967,088	$–	$1,967,088
Employee Future Benefits	95,551	(95,551)	–
Property and equipment	258,414	–	258,414
Deferred development costs	235,350	(40,435)	194,915
Intangible assets	70,260	–	70,260
	$2,626,663	$(135,986)	$2,490,677

Current liabilities	$285,538	$–	$285,538
Liability for pension benefits	–	5,079	5,079
Convertible notes	446,140	(327,920)	118,220
Shareholder’s equity:
Common shares	47,473,681	202,058	47,675,739
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,686,757	272,582	2,959,339
Deficit	(49,292,567)	(187,155)	(49,479,722)
Accumulated Other Comprehensive Loss	–	(100,630)	(100,630)
	$2,626,663	$(135,986)	$2,490,677

December 31, 2006	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$2,719,129	$–	$2,719,129
Note receivable	55,325	–	55,325
Property and equipment	348,280	–	348,280
Deferred development costs	313,800	(60,653)	253,147
Intangible assets	98,351	–	98,351
	$3,534,885	$(60,553)	$3,474,232

Current liabilities	$314,011	$–	$314,011
Convertible notes	389,862	(304,913)	84,949
Shareholder’s equity:
Common shares	47,208,942	202,058	47,411,000
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,581,456	272,582	2,854,038
Deficit	(47,986,500)	(230,380)	(48,216,880)
	$3,534,885	$(60,653)	$3,474,232

44